UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 11, 2021

Switchback II Corporation

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39863	98-1564143
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5949 Sherry Lane, Suite 1010 Dallas, TX	75225
(Address of principal executive offices)	(Zip Code)

(972) 514-9535

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fifth of one warrant	SWBK.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	SWBK	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	SWBK.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

Business Combination Agreement

On May 11, 2021, Switchback II Corporation, a Cayman Islands exempted company (“SPAC”), Maverick Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of SPAC (“Merger Sub”), Bird Rides, Inc., a Delaware corporation (the “Company”), and Bird Global, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Holdings”), entered into a business combination agreement (the “Business Combination Agreement”), pursuant to which, among other things, (a) SPAC will merge with and into Holdings (the “Domestication Merger”), with Holdings surviving the merger (Holdings, in its capacity as the surviving corporation of the Domestication Merger, is sometimes referred to herein as the “Surviving Corporation”) and (b) following the closing of the Domestication Merger, Merger Sub will merge with and into the Company (the “Acquisition Merger”, and together with the Domestication Merger, the “Mergers”), with the Company surviving the Acquisition Merger as a wholly owned subsidiary of the Surviving Corporation (the Company, in its capacity as the surviving corporation of the Acquisition Merger, is sometimes referred to herein as the “Surviving Subsidiary Corporation”). The Mergers, together with the other transactions related thereto, are referred to herein as the “Proposed Transactions.” References herein to “SPAC” shall refer to Switchback II Corporation for all periods prior to completion of the Domestication Merger and to the Surviving Corporation for all periods after completion of the Domestication Merger.

Conversion of Securities

At the effective time of the Domestication Merger (the “Domestication Merger Effective Time”), by virtue of the Domestication Merger and without any action on the part of SPAC, Merger Sub, the Company, Holdings or the holders of any of the following securities:

(i)	each share of common stock of Holdings, par value $0.000001 per share, issued and outstanding immediately prior to the Domestication Merger Effective Time will be redeemed for par value;

(ii)

each then issued and outstanding SPAC Class A ordinary share, par value $0.0001 per share (“SPAC Class A Ordinary Share”), will convert automatically, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of the Surviving Corporation (“Surviving Corporation Class A Common Stock”);

(iii)

each then issued and outstanding SPAC Class B ordinary share, par value $0.0001 per share (“SPAC Founder Share”), will convert automatically, on a one-for-one basis, into a share of Class B common stock, par value $0.0001 per share, of the Surviving Corporation (“Surviving Corporation Class B Common Stock”);

(iv)

each then issued and outstanding warrant to purchase one SPAC Class A Ordinary Share (each, a “SPAC Warrant”) will convert automatically into a warrant to acquire one share of Surviving Corporation Class A Common Stock (each resulting warrant, an “Assumed SPAC Warrant”); and

(v)

each then issued and outstanding SPAC unit, consisting of one Class A Ordinary Share and one-fifth of one SPAC Warrant (each, a “SPAC Unit”), will convert automatically into one unit of the Surviving Corporation, with each such unit representing one share of Surviving Corporation Class A Common Stock and one-fifth of one Assumed SPAC Warrant (each resulting unit, a “Surviving Corporation Unit”).

On the closing date of the Acquisition Merger and immediately prior to the effective time of the Acquisition Merger (the “Acquisition Merger Effective Time”), subject to receipt of the requisite approval of the stockholders of the Company, each share of preferred stock of the Company (each series of the Company’s outstanding preferred stock, collectively, the “Company Preferred Stock”) that is issued and outstanding immediately prior to the Acquisition Merger Effective Time will convert automatically into a number of shares of common stock of the Company at the then-effective conversion rate in accordance with the Company’s certificate of incorporation (the “Conversion”).

At the Acquisition Merger Effective Time, by virtue of the Acquisition Merger and without any action on the part of the Surviving Corporation, Merger Sub, the Company or the holders of any of the following securities:

(i)

each then issued and outstanding share of common stock of the Company, par value $0.000001 per share (“Company Common Stock”) (including shares of Company Common Stock resulting from the Conversion, but excluding restricted shares of Company Common Stock (such shares, “Company Restricted Stock”)), will be canceled and converted into the right to receive:

a.

(A) with respect to Travis VanderZanden (the “Company Founder”), a number of shares of Class X common stock, par value $0.0001 per share, of the Surviving Corporation (“Surviving Corporation Class X Common Stock” and, together with the Surviving Corporation Class A Common Stock, the “Surviving Corporation Common Stock”), equal to (x) the quotient (the “Exchange Ratio”) obtained by dividing 240,000,000 by (y) the total number of shares of Company Common Stock outstanding immediately prior to the Acquisition Merger Effective Time (other than any shares of Company Restricted Stock), and including, for the avoidance of doubt, the number of shares of Company Common Stock issuable upon the Conversion, and (B) with respect to any person who holds Company Common Stock immediately prior to the Acquisition Merger Effective Time, other than the Company Founder, a number of shares of Surviving Corporation Class A Common Stock equal to the Exchange Ratio (collectively, the “Per Share Merger Consideration”); and

b.	the contingent right to receive Earnout Shares (as defined below) as additional consideration;

(ii)

all shares of Company Common Stock and Company Preferred Stock held in the treasury of the Company will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;

(iii)

each then issued and outstanding share of common stock of Merger Sub, par value $0.0001 per share, will be converted into and exchanged for one share of common stock, par value $0.000001 per share, of the Surviving Subsidiary Corporation;

(iv)

each then outstanding and unexercised warrant of the Company (each, a “Company Warrant”) will be assumed and converted into a warrant to purchase a number of shares of Surviving Corporation Class A Common Stock (each, an “Assumed Warrant”) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Warrant (assuming the shares of Company Preferred Stock subject to such Company Warrant convert into shares of Company Common Stock pursuant to the Conversion) and (y) the Exchange Ratio, at an exercise price per share equal to (i) the exercise price per share of such Company Warrant (assuming the shares of Company Preferred Stock subject to such Company Warrant convert into shares of Company Common Stock pursuant to the Conversion) divided by (ii) the Exchange Ratio;

(v)

each then outstanding and unexercised option to purchase shares of Company Common Stock (each, a “Company Option”), whether or not vested, will be assumed and converted into (a) an option to purchase a number of shares of Surviving Corporation Class A Common Stock (each, an “Exchanged Option”) equal to the product of (x) the number of shares of Company Common Stock subject to such Company Option and (y) the Exchange Ratio, at an exercise price per share equal to (i) the exercise price per share of such Company Option divided by (ii) the Exchange Ratio (which option will remain subject to the same vesting terms as such Company Option) and (b) the contingent right to receive Earnout Shares as additional consideration;

(vi)

each then outstanding award of Company Restricted Stock will be assumed and converted into (a) an award covering a number of restricted shares of Surviving Corporation Common Stock (“Exchanged Restricted Stock”) equal to the product of (x) the number of shares of Company Restricted Stock subject to such award and (y) the Exchange Ratio (which award will remain subject to the same vesting and repurchase terms as such Company Restricted Stock) and (b) the contingent right to receive Earnout Shares as additional consideration; and

(vii)

each then outstanding restricted stock unit award covering shares of Company Common Stock (“Company RSU Award”) will be assumed and converted into (a) an award covering a number of shares of Surviving Corporation Class A Common Stock (“Exchanged RSU Award”) equal to the product of (x) the number of shares of Company Common Stock subject to such award and (y) the Exchange Ratio (which award will remain subject to the same vesting and repurchase terms as such Company RSU Award) and (b) the contingent right to receive Earnout Shares as additional consideration.

At the Acquisition Merger Effective Time, pursuant to the terms of the certificate of incorporation of the Surviving Corporation adopted in connection with the Domestication Merger, each share of Surviving Corporation Class B Common Stock will be converted, on a one-for-one basis, into a share of Surviving Corporation Class A Common Stock and will no longer be outstanding and will cease to exist. At the Acquisition Merger Effective Time, pursuant to their terms, each Surviving Corporation Unit will be separated into its component parts and will no longer be outstanding and will cease to exist.

Earnout

During the five-year period following the closing date of the Acquisition Merger (the “Earnout Period”), the Surviving Corporation may issue to eligible holders of securities of the Company up to 30,000,000 additional shares of Surviving Corporation Common Stock in the aggregate (the “Earnout Shares”), in three equal tranches, upon the satisfaction of certain price targets set forth in the Business Combination Agreement, which price targets will be based upon the (i) daily volume-weighted average sale price of one share of Surviving Corporation Common Stock quoted on the New York Stock Exchange (the “NYSE”), or the exchange on which the shares of Surviving Corporation Common Stock are then traded, for any ten trading days within any twenty consecutive trading day period within the Earnout Period or (ii) the per share consideration received in connection with a “change of control” (as defined in the Business Combination Agreement). Earnout Shares issuable with respect to Company Options, Company Restricted Stock and Company RSU Awards will be issued in the form of restricted Surviving Corporation Common Stock, which will vest and the restrictions thereon will lapse based on the achievement of the same price targets.

Representations, Warranties and Covenants

The Business Combination Agreement contains representations and warranties of (i) the Company and Holdings and (ii) SPAC and Merger Sub that are customary for transactions of this nature. The representations and warranties of the Company, Holdings, SPAC and Merger Sub will not survive the closing of the Acquisition Merger.

The Business Combination Agreement contains certain covenants of the parties, including, among others, covenants requiring that (a) the parties will conduct their respective businesses in the ordinary course through the consummation of the Acquisition Merger, (b) SPAC will use its reasonable best efforts to keep the SPAC Units, SPAC Class A Ordinary Shares and SPAC Warrants listed for trading on the NYSE until the Domestication Merger Effective Time and each of SPAC, the Company and Holdings will use their respective reasonable best efforts to cause the shares of Surviving Corporation Common Stock to be issued in connection with the Proposed Transactions to be approved for listing on the NYSE at the closing of the Acquisition Merger, (c) SPAC and the Company will (x) not solicit or negotiate with third parties regarding alternative transactions and will comply with certain related restrictions and (y) cease discussions regarding alternative transactions, (d) SPAC, Holdings and the Company will jointly prepare (and Holdings will file with the Securities and Exchange Commission (the “SEC”)) a registration statement on Form S-4 (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), the shares of Surviving Corporation Common Stock and Assumed SPAC Warrants to be issued in connection with the Domestication Merger and the Acquisition Merger (which Registration Statement will contain a joint proxy statement / prospectus for the purpose of soliciting proxies from SPAC’s shareholders to vote in favor of adoption and approval of the Business Combination Agreement and the Proposed Transactions, the Required SPAC Proposals (as defined in the Business Combination Agreement) and certain other matters at the SPAC Shareholders’ Meeting (as defined below)) and (e) the parties will cooperate in obtaining necessary approvals from governmental agencies.

Closing

Immediately prior to filing of a certificate of merger with respect to the Domestication Merger, subject to the receipt by SPAC from the Company of a customary officer’s certificate certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement, a first closing (the “Domestication Closing”) will occur. The date on which the Domestication Closing will occur is referred to herein as the “Domestication Closing Date.” On the business day following the Domestication Closing, subject to the receipt by SPAC from the Company of an officer’s certificate certifying to (a) the truth and correctness of certain representations and warranties of the Company and Holdings and (b) the compliance by the Company and Holdings of certain covenants and agreements set forth in the Business Combination Agreement (or such later date as the parties may agree in writing that is no more than two business days after the Domestication Closing Date, and no later than three business days after the date of the satisfaction or, if permissible, waiver of the conditions to closing of the Acquisition Merger set forth in the Business Combination Agreement (such date, the “Acquisition Closing Date”), immediately prior to filing a certificate of merger with respect to the Acquisition Merger, a second closing (the “Acquisition Closing”) will occur.

Conditions to Closing

Mutual

The obligations of the Company, Holdings, SPAC and Merger Sub to consummate the Proposed Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Merger Effective Time of the following conditions:

(i)

the written consent of the requisite stockholders of the Company in favor of the approval and adoption of the Business Combination Agreement and the Mergers and all other transactions contemplated by the Business Combination Agreement (the “Written Consent”) having been delivered to SPAC;

(ii)

the Required SPAC Proposals having each been approved and adopted by the requisite affirmative vote of the SPAC shareholders at a meeting of SPAC’s shareholders (the “SPAC Shareholders’ Meeting”) in accordance with the Registration Statement, the Delaware General Corporation Law, the Cayman Islands Companies Act (As Revised), SPAC’s organizational documents and the rules and regulations of the NYSE;

(iii)

no governmental authority having enacted, issued, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Transactions illegal or otherwise prohibiting the consummation of the Proposed Transactions;

(iv)

all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), having been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Proposed Transactions under the HSR Act having expired or been terminated;

(v)

the Registration Statement having been declared effective and no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or threatened by the SEC;

(vi)

the shares of Surviving Corporation Common Stock to be issued pursuant to the Business Combination Agreement (including the Earnout Shares) and the Private Placements (as defined below) having been approved for listing on the NYSE, or another national securities exchange mutually agreed to by the parties to the Business Combination Agreement, as of the Acquisition Closing Date;

(vii)

either SPAC having at least $5,000,001 of net tangible assets after giving effect to the redemption of public shares by SPAC’s public shareholders, in accordance with SPAC’s organizational documents and after giving effect to the Private Placements, or the SPAC Class A Ordinary Shares shall not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

(viii)	the Domestication Closing having been completed.

SPAC and Merger Sub

The obligations of SPAC and Merger Sub to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Merger Effective Time of the following additional conditions:

(i)	the accuracy of the representations and warranties of the Company and Holdings as determined in accordance with the Business Combination Agreement;

(ii)

the Company and Holdings having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by them on or prior to the Acquisition Merger Effective Time; and

(iii)

the Company having delivered to SPAC a customary officer’s certificate, dated as of the Acquisition Closing Date, signed by an officer of the Company, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement.

The Company and Holdings

The obligations of the Company and Holdings to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) at or prior to Acquisition Merger Effective Time of the following additional conditions:

(i)	the accuracy of the representations and warranties of SPAC and Merger Sub as determined in accordance with the Business Combination Agreement;

(ii)

each of SPAC and Merger Sub having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Acquisition Merger Effective Time;

(iii)

SPAC having delivered to the Company a certificate, dated the date of the Acquisition Closing Date, signed by the Chief Executive Officer of SPAC, certifying as to the satisfaction of certain conditions specified in the Business Combination Agreement;

(iv)

SPAC having made all necessary and appropriate arrangements with Continental Stock Transfer & Trust Company, acting as trustee, to have all of the funds in the SPAC’s trust account (the “Trust Account”) disbursed to SPAC immediately prior to the Acquisition Merger Effective Time, and all such funds released from the Trust Account being available to SPAC in respect of all or a portion of the payment obligations set forth in the Business Combination Agreement and the payment of SPAC’s fees and expenses incurred in connection with the Business Combination Agreement and the Proposed Transactions;

(v)	SPAC having provided the holders of Surviving Corporation Class A Common Stock with the opportunity to redeem their shares thereof in connection with the Proposed Transactions; and

(vi)

as of the Acquisition Closing, after consummation of the Private Placements and after distribution of the funds in the Trust Account and deducting all amounts to be paid pursuant to the exercise of redemption rights of public shareholders, SPAC having cash on hand equal to or in excess of $160,000,000 (without, for the avoidance of doubt, taking into account any transaction fees, costs and expenses paid or required to be paid in connection with the Proposed Transactions and the Private Placements).

Termination

The Business Combination Agreement may be terminated at any time prior to the Acquisition Merger Effective Time by mutual written consent of the Company and SPAC and in certain other limited circumstances, including if the Acquisition Merger Effective Time has not occurred 180 days after the date of the Business Combination Agreement.

Either SPAC or the Company may also terminate the Business Combination Agreement if any of the Required SPAC Proposals fails to receive the requisite vote for approval at the SPAC Shareholders’ Meeting. Additionally, If the Company fails to deliver the Written Consent to SPAC within five business days of the Registration Statement becoming effective (a “Written Consent Failure”), SPAC shall have the right to terminate the Business Combination Agreement; provided, that SPAC may not terminate the Business Combination Agreement for so long as the Company continues to exercise its reasonable efforts to cure such Written Consent Failure, unless such Written Consent Failure is not cured within five business days after notice of such Written Consent Failure is provided by SPAC to the Company.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement or in the case of termination subsequent to fraud or a willful material breach of the Business Combination Agreement by a party thereto.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement and the Proposed Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Holdings, SPAC or Merger Sub. In particular, the assertions embodied in representations and warranties by the Company, Holdings, SPAC and Merger Sub contained in the Business Combination Agreement are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement, including being qualified by confidential information in the disclosure schedules provided by the parties in connection with the execution of the Business Combination Agreement, and are subject to standards of materiality applicable to the contractive parties that may differ from those applicable to security holders. The confidential disclosures contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about the Company, Holdings, SPAC or Merger Sub. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in SPAC’s public disclosures.

Company Support Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, the Company delivered to SPAC a stockholder support agreement (the “Support Agreement”), pursuant to which certain stockholders of the Company with ownership interests sufficient to approve the Proposed Transactions on behalf of the Company (the “Written Consent Parties”), have agreed to support the approval and adoption of the transactions contemplated by the Business Combination Agreement, including agreeing to execute and deliver the Written Consent within 48 hours of the Registration Statement becoming effective. The Support Agreement will terminate upon the earlier to occur of (a) the Acquisition Merger Effective Time, (b) the date of the termination of the Business Combination Agreement in accordance with its terms and (c) the effective date of a written agreement of SPAC, the Company and the Written Consent Parties terminating the Support Agreement.

Amended and Restated Registration Rights Agreement

In connection with the Acquisition Closing, that certain Registration Rights Agreement dated January 7, 2021 will be amended and restated and the Surviving Corporation, certain shareholders of SPAC (the “SPAC Holders”) and certain stockholders of the Company (the “Company Holders” and together with the SPAC Holders, the “Reg Rights Holders”) will enter into that amended and restated Registration Rights Agreement attached as an exhibit to the Business Combination Agreement (the “Registration Rights Agreement”). Pursuant to the registration rights agreement, the Surviving Corporation will agree that, within 20 business days after the consummation of the Proposed Transactions, the Surviving Corporation will use its commercially reasonable efforts to file with the SEC a registration statement registering the resale of certain securities (the “Resale Registration Statement”), and the Surviving Corporation will use its commercially reasonable efforts to have the Resale Registration Statement become effective after the filing thereof. In certain circumstances, the Company Holders can demand up to three underwritten offerings, the SPAC Holders can demand up to three underwritten offerings, the Reg Rights Holders can demand up to four block trades in any 12-month period and the Reg Rights Holders will be entitled to customary piggyback registration rights.

Founders Shares Letter

In connection with the execution of the Business Combination Agreement, NGP Switchback II, LLC (“Sponsor”) and certain officers and directors of Switchback (such holders, together with Sponsor, the “Founder Shareholders”), entered into a letter agreement (the “Founders Shares Letter”) with SPAC and the Company pursuant to which, among other things, the Founder Shareholders agreed to (a) effective upon the Acquisition Closing, waive the anti-dilution rights set forth in SPAC’s organizational documents and (b) vote all SPAC Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement and the Proposed Transactions.

The foregoing description of the Founders Shares Letter is qualified in its entirety by reference to the full text of the form of the Founders Shares Letter, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Amendment to the IPO Letter Agreement

Concurrently with the execution and delivery of the Business Combination Agreement, Sponsor and certain officers and directors of SPAC have entered into an amendment to the Letter Agreement, dated January 7, 2021 (the “Letter Agreement Amendment”), pursuant to which such parties have agreed, effective upon the Acquisition Closing, to subject (a) 988,281 SPAC Founders Shares held by them (including any Surviving Corporation Class A Common Stock issued in exchange therefor in the Proposed Transactions), on a pro rata basis, to potential forfeiture if the average reported last sale price of one share of Surviving Corporation Class A Common Stock quoted on the NYSE (or the exchange on which the shares of Surviving Corporation Class A Common Stock are then listed) is not greater than or equal to $12.50 for any ten trading days within any 20 consecutive trading day period within the five-year period following the Acquisition Closing and (b) 988,281 SPAC Founders Shares held by them (including any Surviving Corporation Class A Common Stock issued in exchange therefor in the Proposed Transactions), on a pro rata basis, to potential forfeiture if the average reported last sale price of one share of Surviving Corporation Class A Common Stock quoted on the NYSE (or the exchange on which the shares of Surviving Corporation Class A Common Stock are then listed) is not greater than or equal to $15.00 for any ten trading days within any 20 consecutive trading day period within the five-year period following the Acquisition Closing.

The foregoing description of the Letter Agreement Amendment is qualified in its entirety by reference to the full text of the form of the Letter Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements

In connection with the execution of the Business Combination Agreement, SPAC entered into separate subscription agreements (collectively, the “Subscription Agreements”) with a number of investors (collectively, the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase, and SPAC agreed that the Surviving Corporation will sell to the PIPE Investors, an aggregate of 16,000,000 shares of Surviving Corporation Class A Common Stock for a purchase price of $10.00 per share (the “Acquired Shares”) in a private placement or placements (the “Private Placements”) and an aggregate purchase price of $160,000,000.

The closing of the sale of the Acquired Shares pursuant to the Subscription Agreements will take place substantially concurrently with the Acquisition Closing and is contingent upon, among other customary closing conditions, the subsequent consummation of the Proposed Transactions. The purpose of the Private Placements is to raise additional capital for use by the combined company following the Acquisition Closing.

Pursuant to the Subscription Agreements, SPAC agreed that, within 15 business days after consummation of the Proposed Transactions, the Surviving Corporation will file with the SEC (at the Surviving Corporation’s sole cost and expense) a registration statement registering the resale of the Acquired Shares (the “PIPE Resale Registration Statement”), and SPAC will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) 60 calendar days (or 90 calendar days if the SEC notifies the Surviving Corporation that it will review the PIPE Resale Registration Statement) following the Acquisition Closing and (ii) the tenth business day after the SEC notifies the Surviving Corporation that the registration statement will not be reviewed or will not be subject to further review.

The foregoing description of the Subscription Agreements is qualified in its entirety by reference to the full text of the form of the Subscription Agreement, the form of which is included as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of the Surviving Corporation that may be issued in connection with the Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On May 12, 2021, SPAC and the Company issued a joint press release announcing the execution of the Business Combination Agreement and announcing that SPAC and the Company will hold a conference call on May 12, 2021 at 9:00 am Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. The script that SPAC and the Company intend to use for the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the Proposed Transactions.

Attached as Exhibit 99.4 to this Current Report on Form 8-K and incorporated herein by reference are audited consolidated financial statements of the Company and its subsidiaries as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020.

Such exhibits and the information set forth therein will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Proposed Transactions, Holdings will file the Registration Statement with the SEC, which will include a proxy statement of SPAC and a prospectus of Holdings. SPAC and Holdings also plan to file other documents with the SEC regarding the Proposed Transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of SPAC. SHAREHOLDERS OF SPAC AND THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about SPAC, the Company and Holdings once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

SPAC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SPAC in connection with the Proposed Transactions. The Company, Holdings and their respective officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of SPAC is set forth in SPAC’s Annual Report on Form 10-K, which was filed with the SEC on March 31, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements.”. All statements other than statements of historical facts contained herein are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of the Company and SPAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of, fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of the Company and SPAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Company; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the shareholders of SPAC or the stockholders Company is not obtained; the failure to realize the anticipated benefits of the Proposed Transactions; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s future business; the amount of redemption requests made by SPAC’s public shareholders; the ability of SPAC or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Transactions or in the future and those factors discussed in SPAC’s final prospectus dated January 11, 2021, Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequently filed Quarterly Report on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of SPAC filed, or to be filed, with the SEC or to be filed by Holdings with the SEC. If any of these risks materialize or SPAC’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SPAC nor the Company presently know or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SPAC’s and the Company’s expectations, plans or forecasts of future events and views as of the date hereof. SPAC and the Company anticipate that subsequent events and developments will cause SPAC’s and the Company’s assessments to change. However, while SPAC, the Company and Holdings may elect to update these forward-looking statements at some point in the future, SPAC, the Company and Holdings specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SPAC’s, the Company’s and Holdings’ assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional information concerning these and other factors that may impact SPAC’s, the Company’s or Holdings’ expectations and projections can be found in SPAC’s periodic filings with the SEC, including SPAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and Holdings’ filings with the SEC. SPAC’s and Holdings’ SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Exhibit

2.1*	Business Combination Agreement, dated as of May 11, 2021, by and among SPAC, Merger Sub, the Company and Holdings.

10.1	Founders Shares Letter, dated May 11, 2021 by and among SPAC, Sponsor and the Founder Shareholders.

10.2	Letter Agreement Amendment, dated May 11, 2021, by and among SPAC and the officers and directors of SPAC party thereto.

10.3	Form of Subscription Agreement.

99.1	Press Release, dated May 12, 2021.

99.2	Conference Call Script.

99.3	Investor Presentation.

99.4	Audited Consolidated Financial Statements of Bird Rides, Inc.

*	All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SWITCHBACK II CORPORATION

Date: May 12, 2021	By:	/s/ Jim Mutrie
	Name:	Jim Mutrie
	Title:	Co-Chief Executive Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

SWITCHBACK II CORPORATION,

MAVERICK MERGER SUB INC.,

BIRD RIDES, INC.

and

BIRD GLOBAL, INC.

Dated as of May 11, 2021

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4.21	Interested Party Transactions; Side Letter Agreements	58
4.22	Exchange Act	58
4.23	Brokers	58
4.24	Product Warranty; Products Liability	59
4.25	Exclusivity of Representations and Warranties	59

ARTICLE V REPRESENTATIONS AND WARRANTIES OF SPAC AND MERGER SUB		60

5.01	Corporate Organization	60
5.02	Organizational Documents	60
5.03	Capitalization	61
5.04	Authority Relative to This Agreement	62
5.05	No Conflict; Required Filings and Consents	62
5.06	Compliance	63
5.07	SEC Filings; Financial Statements; Sarbanes-Oxley	63
5.08	Business Activities; Absence of Certain Changes or Events	64
5.09	Absence of Litigation	65
5.10	Board Approval; Vote Required	66
5.11	No Prior Operations of Merger Sub	66
5.12	Brokers	66
5.13	SPAC Trust Fund	67
5.14	Employees	67
5.15	Taxes	68
5.16	Registration and Listing	70
5.17	Insurance	70
5.18	Intellectual Property	70
5.19	Agreements; Contracts and Commitments	71
5.20	Title to Property	71
5.21	Investment Company Act	71
5.22	Private Placements	71
5.23	SPAC’s and Merger Sub’s Investigation and Reliance	72
5.24	SPAC Founders Stock Letter	72

ARTICLE VI CONDUCT OF BUSINESS PENDING THE MERGERS		73

6.01	Conduct of Business by the Company Pending the Mergers	73
6.02	Conduct of Business by SPAC and Merger Sub Pending the Mergers	77
6.03	Claims Against Trust Account	79

Article VII ADDITIONAL AGREEMENTS		79

7.01	No Solicitation	79
7.02	Registration Statement; Proxy Statement	82
7.03	Company Stockholder Approval; Holdings Stockholder Approval	84
7.04	SPAC Shareholders’ Meeting; Merger Sub Stockholder’s Approval	84
7.05	Access to Information; Confidentiality	85
7.06	Incentive Equity Plan; ESPP	85
7.07	Directors’ and Officers’ Indemnification	86

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7.08	Notification of Certain Matters	89
7.09	Further Action; Reasonable Best Efforts	89
7.10	Public Announcements	90
7.11	Stock Exchange Listing	90
7.12	Antitrust	90
7.13	Trust Account	91
7.14	Tax Matters	92
7.15	Directors	93
7.16	SPAC Public Filings	93
7.17	Audited Financial Statements	93
7.18	Litigation	93

ARTICLE VIII CONDITIONS TO THE MERGERS		94

8.01	Conditions to the Obligations of Each Party for the Acquisition Closing	94
8.02	Conditions to the Obligations of SPAC and Merger Sub	95
8.03	Conditions to the Obligations of the Company and Holdings	96

ARTICLE IX TERMINATION, AMENDMENT AND WAIVER		97

9.01	Termination	97
9.02	Effect of Termination	99
9.03	Expenses	99
9.04	Amendment	99
9.05	Waiver	99

ARTICLE X GENERAL PROVISIONS		99

10.01	Notices	99
10.02	Nonsurvival of Representations, Warranties and Covenants	100
10.03	Severability	101
10.04	Entire Agreement; Assignment	101
10.05	Parties in Interest	101
10.06	Governing Law	101
10.07	Waiver of Jury Trial	102
10.08	Headings	102
10.09	Counterparts	102
10.10	Specific Performance	102
10.11	No Recourse	102

Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Bylaws of the Surviving Corporation
Exhibit C	Form of Amended and Restated Registration Rights Agreement
Exhibit D	Form of Written Consent
Exhibit E	Form of Omnibus Incentive Plan
Exhibit F	Form of ESPP
Schedule A	Company Knowledge Parties
Schedule B	Key Company Stockholders
Schedule C	SPAC Director Nominees

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BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of May 11, 2021 (this “Agreement”), is entered into by and among Switchback II Corporation, a Cayman Islands exempted company (“SPAC”), Maverick Merger Sub Inc., a Delaware corporation and wholly owned direct subsidiary of SPAC (“Merger Sub”), Bird Rides, Inc., a Delaware corporation (the “Company”) and Bird Global, Inc., a Delaware corporation and wholly owned direct subsidiary of the Company (“Holdings”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”) and the Cayman Islands Companies Act (As Revised) (the “Companies Act”), SPAC and the Company will enter into a business combination transaction pursuant to which (a) on the Domestication Closing Date, SPAC will merge with and into Holdings (the “Domestication Merger”), with Holdings surviving the Domestication Merger (Holdings, in its capacity as the surviving corporation of the Domestication Merger, is sometimes referred to herein as the “Surviving Corporation”) and becoming the sole owner of Merger Sub, and (b) on the Acquisition Closing Date, Merger Sub will merge with and into the Company (the “Acquisition Merger” and, together with the Domestication Merger, the “Mergers”), with the Company surviving the Acquisition Merger as a wholly owned subsidiary of the Surviving Corporation (the Company, in its capacity as the surviving corporation of the Acquisition Merger, is sometimes referred to herein as the “Surviving Subsidiary Corporation”);

WHEREAS, for U.S. federal income tax purposes, (a) it is intended that (i) the Domestication Merger qualify as a “reorganization” described in Section 368(a)(1)(F) of the Code to which SPAC and Holdings are parties within the meaning of Section 368(b) of the Code, and (ii) the Acquisition Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which the Surviving Corporation and the Company are parties within the meaning of Section 368(b) of the Code; and (b) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (a) determined that this Agreement and the Transactions (including the Mergers) are fair to, and in the best interests of, the Company and its stockholders, (b) approved and adopted this Agreement and the Transactions (including the Mergers) and declared their advisability, and (c) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Transactions (including the Mergers) and directed that this Agreement and the Transactions (including the Mergers) be submitted for consideration by the Company’s stockholders (the “Company Recommendation”);

WHEREAS, the Board of Directors of SPAC (the “SPAC Board”) has unanimously (a) determined that this Agreement and the Transactions (including the Mergers and the Private Placements) are fair to, and in the best interests of, SPAC, (b) approved and adopted this Agreement and the Transactions (including the Mergers and the Private Placements) and declared their advisability, and (c) recommended that the shareholders of SPAC approve and adopt this Agreement and approve the Transactions (including the Mergers and the Private Placements), and directed that this Agreement and the Transactions (including the Mergers and the Private Placements) be submitted for consideration by the shareholders of SPAC at the SPAC Shareholders’ Meeting;

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WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has unanimously (a) determined that this Agreement and the Acquisition Merger are fair to, and in the best interests of, Merger Sub and its sole stockholder, (b) approved and adopted this Agreement and the Transactions (including the Acquisition Merger) and declared their advisability, and (c) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the Transactions (including the Acquisition Merger) and directed that this Agreement and the Transactions (including the Acquisition Merger) be submitted for consideration by the sole stockholder of Merger Sub;

WHEREAS, the Board of Directors of Holdings (the “Holdings Board”) has unanimously (a) determined that this Agreement and the Transactions (including the Mergers and the Private Placements) are fair to, and in the best interests of, Holdings and its sole stockholder, (b) approved and adopted this Agreement and the Transactions (including the Mergers and the Private Placements) and declared their advisability, and (c) recommended that the sole stockholder of Holdings approve and adopt this Agreement and approve the Transactions (including the Mergers and the Private Placements) and directed that this Agreement and the Transactions (including the Mergers and the Private Placements) be submitted for consideration by the sole stockholder of Holdings;

WHEREAS, concurrently with the execution and delivery of this Agreement, SPAC, the Company and the Key Company Stockholders, as Company stockholders holding shares of Company Stock sufficient to constitute the Requisite Company Stockholder Approval, are entering into the Stockholder Support Agreement, dated as of the date hereof, (the “Stockholder Support Agreement”), providing that, among other things, the Key Company Stockholders will vote their shares of Company Stock in favor of this Agreement and the Transactions (including the Mergers);

WHEREAS, in connection with the Acquisition Closing, Holdings, certain shareholders of SPAC and certain stockholders of the Company shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit C;

WHEREAS, SPAC, concurrently with the execution and delivery of this Agreement, is entering into subscription agreements (the “Subscription Agreements”) with certain investors (“PIPE Investors”) pursuant to which the PIPE Investors, upon the terms and subject to the conditions set forth therein, have agreed to purchase shares of Surviving Corporation Class A Common Stock at a purchase price of $10.00 in a private placement or placements (the “Private Placements”) to be consummated on the Acquisition Closing Date prior to the Acquisition Merger Effective Time;

WHEREAS, concurrently with the execution and delivery of this Agreement, NGP Switchback II, LLC, a Delaware limited liability company (the “Sponsor”), Precious Williams Owodunni and Ray Kubis (collectively, the “SPAC Founder Shareholders”) have entered into a letter agreement with the Company and SPAC (the “SPAC Founders Stock Letter”), pursuant to which the SPAC Founder Shareholders have agreed to, among other things, (i) vote all SPAC

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Founders Shares held by them in favor of the adoption and approval of this Agreement and the Transactions (including the Mergers), (ii) effective upon the Acquisition Closing, waive any and all rights holders of SPAC Founders Shares have or will have with respect to the adjustment to the initial conversion ratio provided by Section 17.3 of the SPAC Articles of Association that may be triggered from the Private Placements, the Mergers and/or the other transactions contemplated hereunder and (iii) be bound by the provisions set forth in Section 7.01; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsor and certain officers and directors of SPAC have entered into an amendment to the Letter Agreement, pursuant to which such parties have agreed, effective upon the Acquisition Closing, to subject 1,976,563 SPAC Founders Shares (including any Surviving Corporation Class B Common Stock issued in exchange therefor in connection with and as part of the Domestication Merger, which will thereafter convert into shares of Surviving Corporation Class A Common Stock concurrently with the Acquisition Merger in accordance with the Surviving Corporation Certificate of Incorporation) held by them to potential forfeiture obligations as more specifically set forth in such amendment to the Letter Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.01 Certain Definitions. For purposes of this Agreement:

“2017 Equity Incentive Plan” means the Company’s 2017 Stock Plan as such may have been amended, supplemented or modified from time to time.

“Adjusted Company Outstanding Shares” means, with respect to each Triggering Event (or the date on which a Change of Control occurs as described in Section 3.03(c)(ii)-(iv)), the sum of (i) the Company Outstanding Shares as of immediately prior to the Acquisition Merger Effective Time, plus (ii) all shares of Company Restricted Stock that are outstanding immediately prior to the Acquisition Merger Effective Time, plus (iii) the number of shares of Company Common Stock issuable upon exercise or settlement of all Company Options (assuming cash settlement of such Company Options) and Company RSU Awards that are outstanding, whether vested or unvested, immediately prior to the Acquisition Merger Effective Time, minus (iv) to the extent any portion of an award of Exchanged Restricted Stock is forfeited, after the Acquisition Merger Effective Time and prior to such Triggering Event (or the date on which such Change of Control occurs) and, at the time of forfeiture, such portion of such Exchanged Restricted Stock is unvested, any shares of Company Restricted Stock that relate to such portion of the Exchanged Restricted Stock, minus (v) to the extent any portion of an Exchanged Option is forfeited, after the Acquisition Merger Effective Time and prior to such Triggering Event (or the date on which such Change of Control occurs) and, at the time of forfeiture, such portion of such Exchanged Option is unvested, any shares of Company Common Stock underlying the Company Option that relates to such portion of the Exchanged Option, minus (vi) to the extent any portion of an Exchanged RSU Award

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is forfeited, after the Acquisition Merger Effective Time and prior to such Triggering Event (or the date on which such Change of Control occurs) and, at the time of forfeiture, such portion of such Exchanged RSU Award is unvested, any shares of Company Common Stock underlying the Company RSU Award that relates to such portion of the Exchanged RSU Award. For purposes of clarity, (A) the Company Outstanding Shares will be calculated as of immediately prior to the Acquisition Merger Effective Time (and will not be calculated as of the Triggering Event or the Change of Control) and (B) to the extent a vested Exchanged Option is forfeited after the Acquisition Merger Effective Time and prior to such Triggering Event (or the date on which such Change of Control occurs), any shares of Company Common Stock underlying the Company Option that relates to such forfeited and vested portion of the Exchanged Option shall be included pursuant to subclause (iii) above.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Ancillary Agreements” means the Registration Rights Agreement, the SPAC Founders Stock Letter, the Stockholder Support Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, Merger Sub, the Company or Holdings in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) similar legislation applicable to the Company or any Company Subsidiary from time to time.

“Business Combination” has the meaning ascribed to such term in the SPAC Articles of Association.

“Business Data” means all business information and data that is accessed, collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise processed by any of the Business Systems or otherwise in the course of the conduct of the business of the Company or any Company Subsidiaries.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY; provided, that banks shall not be deemed to be authorized or obligated to be closed due to a “shelter in place,” “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.

“Business Systems” means all Software, computer hardware (whether general or special purpose), communications and telecommunications networks, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service” or installed on premises, that are owned or used in the conduct of the business of the Company or any Company Subsidiaries.

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“Change of Control” means any transaction or series of transactions (a) following which a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons (other than the Surviving Corporation or the Surviving Subsidiary Corporation), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing more than fifty percent (50%) of the voting power of or economic rights or interests in the Surviving Corporation or the Surviving Subsidiary Corporation; provided, that such transaction or series of transactions shall not constitute a Change of Control unless such transaction or series of transactions results in such person or “group” of persons having more than the percentage of the ordinary voting power for the election of the board of directors of the Surviving Corporation owned in the aggregate, directly or indirectly, beneficially, by the Company Founder and his Affiliates; (b) constituting a merger, consolidation, reorganization or other business combination, however effected, following which either (i) the members of the board of directors of the Surviving Corporation immediately prior to such merger, consolidation, reorganization or other business combination do not constitute at least a majority of the board of directors of the company surviving the combination or, if the surviving company is a subsidiary, the ultimate parent thereof or (ii) the voting securities of the Surviving Corporation or the Surviving Subsidiary Corporation immediately prior to such merger, consolidation, reorganization or other business combination do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the person resulting from such combination or, if the surviving company is a subsidiary, the ultimate parent thereof; provided, that notwithstanding the foregoing, the conversion of shares of Class X Common Stock into shares of Class A Common Stock upon the Sunset Date shall not constitute a Change of Control; or (c) the result of which is a sale of all or substantially all of the assets of the Surviving Corporation or the Surviving Subsidiary Corporation to any person.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company dated January 26, 2021, as the same may be amended, supplemented or modified from time to time.

“Company Common Stock” means the shares of the Company’s Common Stock, par value $0.000001 per share.

“Company Founder” means Travis VanderZanden.

“Company Founders Preferred Stock” means the shares of the Company’s Founders Preferred Stock, par value $0.000001 per share.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party and licensed to the Company or any Company Subsidiary and used in the conduct of the business of the Company and its Company Subsidiaries.

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“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other events, circumstances, changes and effects, (x) would have a material adverse effect on the business, financial condition, assets, liabilities or operations of the Company and the Company Subsidiaries taken as a whole or (y)would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Mergers or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which the Company and the Company Subsidiaries operate; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, or other force majeure events, or any epidemic, disease, outbreak or pandemic (including COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement, and including any impact of such pandemics on the health of any officer, employee or consultant of the Company or the Company Subsidiaries); (e) any actions taken or not taken by the Company or the Company Subsidiaries as required by this Agreement or at the request of, or with the written consent of, SPAC; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transactions); or (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (g) shall not prevent a determination that any Effect underlying such failure has resulted in a Company Material Adverse Effect (to the extent such Effect is not otherwise excluded from this definition of Company Material Adverse Effect), except in the cases of clauses (a) through (d), to the extent that the Company and the Company Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other similarly situated participants in the industries in which the Company and the Company Subsidiaries operate.

“Company Merger Shares” means a number of shares equal to (i) the Company Valuation divided by (ii) $10.00.

“Company Options” means all outstanding options to purchase shares of Company Common Stock, whether or not exercisable and whether or not vested, granted under the 2017 Equity Incentive Plan or otherwise. For the avoidance of doubt, “Company Options” shall not include any “Company Warrants.”

“Company Outstanding Shares” means the total number of shares of Company Common Stock outstanding immediately prior to the Acquisition Merger Effective Time (other than any shares of Company Restricted Stock), and including, for the avoidance of doubt, the number of shares of Company Common Stock issuable upon the Conversion.

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“Company-Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Preferred Stock” means the Company Prime Preferred Stock and the Company Senior Preferred Stock.

“Company Prime Preferred Stock” means Company Series Seed Prime Preferred Stock, Company Series A Prime Preferred Stock, Company Series B Prime Preferred Stock, Company Series C Prime Preferred Stock, Company Series C-1 Prime Preferred Stock, Company Series D Prime Preferred Stock, Company Series D-1 Prime Preferred Stock and Company Series D-2 Prime Preferred Stock.

“Company Restricted Stock” means the outstanding restricted shares of Company Common Stock granted pursuant to the 2017 Equity Incentive Plan or otherwise (including, for clarity, upon the “early exercise” of Company Options).

“Company RSU Awards” means all outstanding restricted stock unit awards covering shares of Company Common Stock, whether or not vested, granted pursuant to the 2017 Equity Incentive Plan or otherwise.

“Company Senior Preferred Stock” means the shares of the Company’s Senior Preferred Stock, par value $0.000001 per share.

“Company Senior Preferred Warrants” means the outstanding warrants to purchase shares of Company Senior Preferred Stock.

“Company Series A Prime Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.000001 per share, designated as Series A Prime Preferred Stock in the Company Certificate of Incorporation.

“Company Series B Prime Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.000001 per share, designated as Series B Prime Preferred Stock in the Company Certificate of Incorporation.

“Company Series C Prime Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.000001 per share, designated as Series C Prime Preferred Stock in the Company Certificate of Incorporation.

“Company Series C-1 Prime Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.000001 per share, designated as Series C-1 Prime Preferred Stock in the Company Certificate of Incorporation.

“Company Series C-1 Warrants” means the outstanding warrants to purchase shares of Company Series C-1 Prime Preferred Stock.

“Company Series D Prime Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.000001 per share, designated as Series D Prime Preferred Stock in the Company Certificate of Incorporation.

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“Company Series D Warrants” means the outstanding warrants to purchase shares of Company Series D Prime Preferred Stock.

“Company Series D-1 Prime Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.000001 per share, designated as Series D-1 Prime Preferred Stock in the Company Certificate of Incorporation.

“Company Series D-2 Prime Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.000001 per share, designated as Series D-2 Prime Preferred Stock in the Company Certificate of Incorporation.

“Company Series Seed Prime Preferred Stock” means the shares of the Company’s Preferred Stock, par value $0.000001 per share, designated as Series Seed Prime Preferred Stock in the Company Certificate of Incorporation.

“Company Stock” means the Company Common Stock, the Company Preferred Stock and the Company Founders Preferred Stock.

“Company Subsidiary” means each subsidiary of the Company including, for the avoidance of doubt, Holdings.

“Company Valuation” means $2,400,000,000.

“Company Voting Agreement” means that certain Amended and Restated Voting Agreement, dated as of January 26, 2021, by and among the Company and the parties named therein.

“Confidential Information” means any information, knowledge or data concerning the businesses or affairs of (a) the Company or the Company Subsidiaries that is not already generally available to the public, or (b) any Suppliers or customers of the Company or any Company Subsidiaries, in each case that either (x) the Company or the Company Subsidiaries are bound to keep confidential or (y) with respect to clause (a), the Company or the applicable Company Subsidiary purport to maintain as a trade secret under applicable Laws.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof.

“COVID-19 Measures” means any quarantine, “shelter in place,” “work from home,” workforce reduction, social distancing, shut down, closure, sequester, safety or any other Law, Governmental Order, Action, directive, guidelines or recommendations by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.

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“Disabling Devices” means Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company IP from misuse or otherwise protect the Business Systems.

“Domestication Merger Closing Certificate” means a certificate of the Company, dated as of the Domestication Closing Date, signed by an officer of the Company, certifying that: (a) the representations and warranties of the Company and Holdings contained in Section 4.01, Section 4.02, Section 4.03(f), Section 4.04, Section 4.05, Section 4.08(a), and Section 4.19(b), in each case, solely with respect to Holdings, are true and correct in all respects as of the date hereof and as of the Domestication Merger Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty is so true and correct as of such specified date) and (b) the Company and Holdings have performed or complied in all material respects with the agreements and covenants set forth in the last sentence of Section 7.03 on or prior to the Domestication Merger Effective Time.

“Earnout Period” means the time period between the Acquisition Closing Date and the five-year anniversary of the Acquisition Closing Date.

“Eligible Company Equityholders” means, with respect to a Triggering Event or a Change of Control, each holder, as of immediately prior to the Acquisition Merger Effective Time, of (a) a share of Company Common Stock (after taking into account the Conversion), or (b) a Company Option, a Company RSU Award or shares of Company Restricted Stock. The Eligible Company Equityholders with respect to a Triggering Event or a Change of Control shall include the holder of a Company Option, Company RSU Award or shares of Company Restricted Stock to the extent (i) the Exchanged Option, Exchanged RSU Award or Exchanged Restricted Stock, as applicable, related to such Company Option, Company RSU Award or shares of Company Restricted Stock, as applicable, became vested after the Acquisition Merger Effective Time but prior to such Triggering Event or Change of Control or (ii) the Exchanged Option, Exchanged RSU Award or Exchanged Restricted Stock, as applicable, related to such Company Option, Company RSU Award or shares of Company Restricted Stock, as applicable, remained outstanding but unvested as of such Triggering Event or Change of Control. The Eligible Company Equityholders with respect to a Triggering Event or a Change of Control shall not include the holder of a Company Option, Company RSU Award or shares of Company Restricted Stock, as applicable, to the extent the Exchanged Option, Exchanged RSU Award or Exchanged Restricted Stock, as applicable, related to such Company Option, Company RSU Award or shares of Company Restricted Stock, as applicable, was forfeited after the Acquisition Merger Effective Time but prior to such Triggering Event or Change of Control and, at the time of such forfeiture, the Exchanged Option, Exchanged RSU Award or Exchanged Restricted Stock, as applicable, was unvested. For purposes of clarity, the Eligible Company Equityholders with respect to a Triggering Event or a Change of Control will include the holder of a Company Option to the extent the Exchanged Option related to such Company Option was forfeited after the Acquisition Merger Effective Time but prior to such Triggering Event or Change of Control and, at the time of such forfeiture, the Exchanged Option was vested.

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“Employee Benefit Plan” means any plan that is an “employee benefit plan” as defined in Section 3(3) of ERISA, any nonqualified deferred compensation plan subject to Section 409A of the Code, and any bonus, stock option, stock purchase, restricted stock, other equity-based compensation, performance award, incentive, deferred compensation, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit plans, programs or arrangements, whether written or unwritten, other than, in any case, any statutory plan, program or arrangement that is required under applicable Laws and maintained by any Governmental Authority.

“Environmental Attributes” means any and all credits, benefits, emissions reductions, offsets and allowances of any kind, howsoever entitled, resulting from, or attributable to, the renewable nature of electricity production or the avoidance of the emission of any gas, chemical, or other substance to the environment, including (but not limited to) the avoidance of lifecycle greenhouse gas emissions, including (but not limited to) credits associated with California’s Low Carbon Fuel Standard.

“Environmental Laws” means any United States federal, state or local or non-United States Laws relating to: (i) releases or threatened releases of, or exposure of any person to, Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; (iii) pollution or protection of the environment, natural resources or human health and safety; (iv) land use; or (v) the characterization of products or services as renewable, green, sustainable, or similar such claims.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Ratio” means the following ratio (rounded to ten decimal places): (i) the Company Merger Shares divided by (ii) the Company Outstanding Shares.

“Governmental Order” means any ruling, order, judgment, injunction, edict, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Substance(s)” means (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act, (ii)

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petroleum and petroleum products, including crude oil and any fractions thereof, (iii) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos and radon, and (iv) any substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Holdings Organizational Documents” means the certificate of incorporation and bylaws of Holdings, as amended, modified or supplemented from time to time.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property” means (i) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (iii) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (iv) trade secrets, know-how (including ideas, formulas, compositions and inventions (whether or not patentable or reduced to practice)), and database rights, (v) Internet domain names and social media accounts, (vi) all other intellectual property or proprietary rights of any kind or description, and (vii) copies and tangible embodiments of any of the foregoing, in whatever form or medium.

“Investors’ Rights Agreement” means that certain Amended and Restated Investors’ Rights Agreement, dated January 26, 2021, by and among the Company and the parties named therein.

“Key Company Stockholders” means the persons and entities listed on Schedule B.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of each persons listed on Schedule A after reasonable inquiry of the individuals with operational responsibility in the functional area of such person, and in the case of SPAC, the actual knowledge of Scott McNeill and Jim Mutrie after reasonable inquiry.

“Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” means the real property leased by the Company or Company Subsidiaries as tenant, together with, to the extent leased by the Company or Company Subsidiaries, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or Company Subsidiaries relating to the foregoing.

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“Letter Agreement” means that certain Letter Agreement, dated January 7, 2021, among SPAC, its officers and directors, and the Sponsor.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities laws).

“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub, as amended, modified or supplemented from time to time.

“Open Source Software” means any Software that is licensed pursuant to (i) any license that is a license approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (ii) any license to Software that is considered “free” or “open source software” by the Open Source Initiative or the Free Software Foundation, or (iii) any Reciprocal License, in each case whether or not source code is available or included in such license.

“PCAOB” means the Public Company Accounting Oversight Board and any division or subdivision thereof.

“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.

“Per Share Consideration” means the Per Share Merger Consideration and the Per Share Earnout Consideration.

“Per Share Earnout Consideration” means, with respect to each Triggering Event (or the date on which a Change of Control occurs as described in Section 3.03(c)(ii)-(iv)), (a) with respect to the Company Founder, a number of shares of Surviving Corporation Class X Common Stock equal to (i) the number of Earnout Shares applicable to such Triggering Event or Change of Control, divided by (ii) the Adjusted Company Outstanding Shares, and (b) with respect to each Eligible Company Equityholder other than the Company Founder, a number of shares of Surviving Corporation Class A Common Stock equal to (i) the number of Earnout Shares applicable to such Triggering Event or Change of Control, divided by (ii) the Adjusted Company Outstanding Shares.

“Per Share Merger Consideration” means, (a) with respect to the Company Founder, a number of shares of Surviving Corporation Class X Common Stock equal to the Exchange Ratio and (b) with respect to any Person who holds Company Common Stock immediately prior to the Acquisition Merger Effective Time other than the Company Founder, a number of shares of Surviving Corporation Class A Common Stock equal to the Exchange Ratio.

“Permitted Liens” means (i) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of the Company’s or any Company Subsidiary’s assets that are subject thereto, (ii) materialmen’s, mechanics’, carriers’, workmen’s,

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warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (iii) Liens for Taxes not yet due and delinquent or, if delinquent, which are being contested in good faith through appropriate actions and for which appropriate reserves have been established in accordance with GAAP, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (v) non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the ordinary course of business, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, and (vii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means information related to an identified individual, household or device (e.g., name, address, telephone number, IP address, email address, financial account number, government-issued identifier).

“PIPE Investment Amount” means $160,000,000.

“Privacy/Data Security Laws” means all Laws governing the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information, including, the following Laws and their implementing regulations: the Federal Trade Commission Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the General Data Protection Regulation (EU) 2016/679, Children’s Online Privacy Protection Act, California Consumer Privacy Act (the “CCPA”), and state data breach notification Laws.

“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made available by or on behalf of the Company or any Company Subsidiary, from which the Company or any Company Subsidiary has derived previously, is currently deriving or is scheduled to derive, revenue from the sale or provision thereof.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon (i) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software, (iv) a requirement that such other Software be redistributable by other licensees, or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).

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“Redemption Rights” means the redemption rights provided for in Sections 8 and 49 of the SPAC Articles of Association.

“Registered Intellectual Property” means all Intellectual Property that is the subject of a registration (or an application for registration) with a Governmental Authority or domain name registrar, including domain names.

“Requisite Company Stockholder Approval” means the requisite consent of the Company’s stockholders under the DGCL and the Company Certificate of Incorporation and bylaws (or any equivalent organizational documents) of the Company to approve this Agreement and the Transactions (including the Mergers), which shall require the affirmative vote of (a) the holders of a majority of the outstanding shares of Company Stock, voting together as a single class on an as-converted basis, and (b) the holders of a majority of the outstanding shares of (i) Company Series Seed Prime Preferred Stock, (ii) Company Series A Prime Preferred Stock, (iii) Company Series B Prime Preferred Stock, (iv) Company Series C Prime Preferred Stock, (v) Company Series C-1 Prime Preferred Stock, (vi) Company Series D Prime Preferred Stock and (vii) Company Series D-2 Prime Preferred Stock, voting together as a single class on an as-converted basis.

“Right of First Refusal and Co-Sale Agreement” means that certain Amended and Restated Right of First Refusal and Co-Sale Agreement, dated January 26, 2021, by and among the Company and the parties named therein.

“Sanctioned Person” means at any time any person (i) listed on any Sanctions-related list of designated or blocked persons, (ii) the government of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region), or (iii) majority-owned or controlled by any of the foregoing.

“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including the U.S. Treasury Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) any other similar governmental authority with jurisdiction over the Company or any Company Subsidiary from time to time.

“Service Provider” means any employee, officer, director, individual independent contractor or individual consultant of the Company or any Company Subsidiary.

“Software” means all computer programs, applications, middleware, firmware, or other computer software (in object code, bytecode or source code format) and related documentation and materials.

“SPAC Articles of Association” means the Amended and Restated Memorandum and Articles of Association, dated January 7, 2021.

“SPAC Class A Ordinary Shares” means SPAC’s Class A ordinary shares, par value $0.0001 per share.

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“SPAC Consideration” means the shares of Surviving Corporation Class A Common Stock issuable to holders of SPAC Class A Ordinary Shares, SPAC Founders Shares and SPAC Units in accordance with Sections 3.01(a) and 3.01(h).

“SPAC Founders Shares” means SPAC’s Class B ordinary shares, par value $0.0001 per share.

“SPAC Material Adverse Effect” means any event, circumstance, change or effect (collectively “Effect”) that, individually or in the aggregate with all other events, circumstances, changes and effects, (i) would have a material adverse effect on the business, financial condition, assets, liabilities or operations of SPAC or (ii) would prevent, materially delay or materially impede the performance by SPAC or Merger Sub of their respective obligations under this Agreement or the consummation of the Mergers or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a SPAC Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which SPAC operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, cyberterrorism, terrorism or military actions (including any escalation or general worsening thereof), or any earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions or other force majeure events, or any epidemic, disease, outbreak or pandemic (including COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement, and including any impact of such pandemics on the health of any officer, employee or consultant of the Company or the Company Subsidiaries); (e) any actions taken or not taken by the SPAC or Merger Sub as required by this Agreement or at the request of, or with the written consent of, the Company; (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from this Agreement or the consummation of the Transactions); or (g) the accounting treatment of the SPAC Warrants or the Assumed SPAC Warrants (except in the cases of clauses (a) through (d) and clause (g), to the extent that SPAC is disproportionately affected thereby as compared with other similarly situated participants in the industry in which SPAC operates). Notwithstanding the foregoing, the amount of redemptions from the Trust Fund pursuant to the exercise of Redemption Rights shall not be deemed to be a SPAC Material Adverse Effect.

“SPAC Organizational Documents” means (a) prior to the Domestication Merger, the SPAC Articles of Association, the Trust Agreement and the SPAC Warrant Agreement and (b) following the Domestication Merger, the Surviving Corporation Certificate of Incorporation, the Surviving Corporation Bylaws, the Trust Agreement and the SPAC Warrant Agreement, in each case as amended, modified or supplemented from time to time.

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“SPAC Unit” means (a) prior to the Domestication Merger one SPAC Class A Ordinary Share and one-fifth of one SPAC Warrant and (b) following the Domestication Merger, one share of Surviving Corporation Class A Common Stock and one-fifth of one Assumed SPAC Warrant.

“SPAC Warrant Agreement” means that certain warrant agreement dated January 7, 2021, by and between SPAC and Continental Stock Transfer & Trust Company, as amended, modified or supplemented from time to time.

“SPAC Warrants” means (a) prior to the Domestication Merger, whole warrants to purchase SPAC Class A Ordinary Shares as contemplated under the SPAC Warrant Agreement, with each whole warrant exercisable for one SPAC Class A Ordinary Share at an exercise price of $11.50 and (b) following the Domestication Merger, Assumed SPAC Warrants.

“Subsidiary” means, with respect to a person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Sunset Date” has the meaning ascribed to such term in the Surviving Corporation Certificate of Incorporation.

“Supplier” means any person that supplies inventory or other materials or personal property, Software, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company or any Company Subsidiary.

“Surviving Corporation Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Surviving Corporation.

“Surviving Corporation Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of the Surviving Corporation.

“Surviving Corporation Class X Common Stock” means the Class X common stock, par value $0.0001 per share, of the Surviving Corporation.

“Surviving Corporation Common Stock” means the Surviving Corporation Class A Common Stock and the Surviving Corporation Class X Common Stock.

“Tax” or “Taxes” means any and all taxes, duties, levies or other similar governmental assessments, charges and fees in the nature of a tax imposed by any Governmental Authority, including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, unemployment, withholding, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, customs duties, real property, personal property, sales, use, turnover, value added and franchise taxes, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect thereto by a Governmental Authority.

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“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case provided or required to be provided to a Governmental Authority.

“Trading Day” means any day on which shares of Surviving Corporation Common Stock are actually traded on the principal securities exchange or securities market on which shares of Surviving Corporation Common Stock are then traded.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule and the Ancillary Agreements.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents.

“Treasury Regulations” means the United States Treasury Regulations issued pursuant to the Code.

“Triggering Event I” means the date on which the daily volume-weighted average sale price of one share of Surviving Corporation Common Stock quoted on the New York Stock Exchange (or the exchange on which the shares of Surviving Corporation Common Stock are then listed) is greater than or equal to $12.50 for any ten (10) Trading Days (which may or may not be consecutive) within any twenty (20) consecutive Trading Day period within the Earnout Period.

“Triggering Event II” means the date on which the daily volume-weighted average sale price of one share of Surviving Corporation Common Stock quoted on the New York Stock Exchange (or the exchange on which the shares of Surviving Corporation Common Stock are then listed) is greater than or equal to $20.00 for any ten (10) Trading Days (which may or may not be consecutive) within any twenty (20) consecutive Trading Day period within the Earnout Period.

“Triggering Event III” means the date on which the daily volume-weighted average sale price of one share of Surviving Corporation Common Stock quoted on the New York Stock Exchange (or the exchange on which the shares of Surviving Corporation Common Stock are then listed) is greater than or equal to $30.00 for any ten (10) Trading Days (which may or may not be consecutive) within any twenty (20) consecutive Trading Day period within the Earnout Period.

“Triggering Events” means Triggering Event I, Triggering Event II and Triggering Event III, collectively.

“Virtual Data Room” means the virtual data room established by the Company, access to which was given to SPAC in connection with its due diligence investigation of the Company relating to the Transactions.

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1.02 Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
2020 Balance Sheet	§ 4.07(a)
Acquisition Closing	§ 2.02(b)
Acquisition Closing Date	§ 2.02(b)
Acquisition Merger	Recitals
Acquisition Merger Effective Time	§ 2.02(a)
Action	§ 4.09
Agreement	Preamble
Alternative Transaction	§ 7.01(a)
Antitrust Laws	§ 7.12(a)
Assumed SPAC Warrant	§ 3.01(a)(iv)
Assumed Warrant	§ 3.01(d)
Audited Annual Financial Statements	§ 4.07(a)
Blue Sky Laws	§ 4.05(b)
Certificates	§ 3.02(b)
Claims	§ 6.03
COBRA	§ 4.10(e)
Code	§ 3.02(h)
Company	Preamble
Company Board	Recitals
Company Closing Statement	§ 3.04
Company Disclosure Schedule	Article IV
Company D&O Insurance	§ 7.07(c)
Company Interested Party Transaction	§ 4.21(a)
Company Permit	§ 4.06
Company Recommendation	Recitals
Company Warrants	§ 4.03(b)
Confidentiality Agreement	§ 7.05(b)
Contracting Parties	§ 10.11
Conversion	§ 3.01(b)
D&O Insurance	§ 7.07(c)
Domestication Closing	§ 2.02(b)
Domestication Closing Date	§ 2.02(b)
Domestication Merger	Recitals
Domestication Merger Effective Time	§ 2.02(a)
Data Security Requirements	§ 4.13(h)
Earnout Shares	§ 3.03(a)
Environmental Permits	§ 4.15
ERISA Affiliate	§ 4.10(c)
ESPP	§ 7.06
ESPP Proposal	§ 7.02(a)
Exchange Agent	§ 3.02(a)
Exchange Fund	§ 3.02(a)
Exchanged Option	§ 3.01(e)

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Defined Term	Location of Definition
Exchanged Restricted Stock	§ 3.01(f)
GAAP	§ 4.07(a)
Governmental Authority	§ 4.05(b)
Health Plan	§ 4.10(j)
Holdings	Recitals
IRS	§ 4.10(b)
Lease	§ 4.12(b)
Lease Documents	§ 4.12(b)
Letter of Transmittal	§ 3.02(b)
Material Contracts	§ 4.16(a)
Material Suppliers	§ 4.17
Maximum Annual Premium	§ 7.07(c)
Mergers	Recitals
Merger Materials	§ 7.02(a)
Merger Sub	Recitals
Merger Sub Board	Recitals
Merger Sub Common Stock	§ 5.03(b)
Nonparty Affiliates	§ 10.11
Omnibus Incentive Plan	§ 7.06
Omnibus Incentive Plan Proposal	§ 7.02(a)
Outside Date	§ 9.01(b)
Per Share Merger Consideration	§ 3.01(c)(i)
PIPE Investors	Recitals
Plans	§ 4.10(a)
PPACA	§ 4.10(j)
Private Placements	Recitals
Proxy Statement	§ 7.02(a)
Registration Rights Agreement	Recitals
Registration Statement	§ 7.02(a)
Remedies Exceptions	§ 4.04
Representatives	§ 7.05(a)
Required SPAC Proposals	§ 7.02(a)
SEC	§ 5.07(a)
Second Effective Time	§ 3.01(b)
Securities Act	§ 4.05(b)
Side Letter Agreements	§ 4.21(b)
SPAC	Preamble
SPAC Alternative Transaction	§ 7.01(d)
SPAC Board	Recitals
SPAC Bylaws	Recitals
SPAC Certificate of Incorporation	Recitals
SPAC D&O Insurance	§ 7.07(d)
SPAC Disclosure Schedule	Article V
SPAC Founder Shareholders	Recitals
SPAC Founders Stock Letter	Recitals

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Defined Term	Location of Definition
SPAC Material Contracts	§ 5.19(a)
SPAC Preferred Stock	§ 5.03(a)
SPAC SEC Reports	§ 5.07(a)
SPAC Shareholders’ Meeting	§ 7.02(a)
SPAC Tail Policy	§ 7.07(d)
Sponsor	Recitals
Subscription Agreements	Recitals
Surviving Corporation	Recitals
Surviving Corporation Organizational Documents	§ 2.04(b)
Surviving Subsidiary Corporation	Recitals
Terminating Company Breach	§ 9.01(f)
Terminating SPAC Breach	§ 9.01(g)
Trust Account	§ 5.13
Trust Agreement	§ 5.13
Trust Fund	§ 5.13
Trustee	§ 5.13
Written Consent	§ 7.03
Written Consent Failure	§ 7.03

1.03 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this Agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation,” (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto (ix) references to any Law shall include all rules and regulations promulgated thereunder and references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law and (x) the phrase “made available” when used in this Agreement with respect to the Company means that the information or materials referred to have been posted to the Virtual Data Room in each case, on or prior to May 10, 2021.

(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

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(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) References in Articles V through X to the “SPAC” shall refer to Switchback II Corporation for all periods prior to completion of the Domestication Merger and to the Surviving Corporation for all periods after completion of the Domestication Merger; provided that the forgoing shall not apply to the representations and warranties set forth in Section 5.04, Section 5.05 or Section 5.06.

ARTICLE II

AGREEMENT AND PLAN OF MERGER

2.01 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Article II, in accordance with the DGCL and the Companies Act, on the Domestication Closing Date at the Domestication Merger Effective Time, SPAC shall be merged with and into Holdings. As a result of the Domestication Merger, the separate corporate existence of SPAC shall cease, and Holdings shall continue as the surviving corporation of the Domestication Merger (provided that references to Holdings for periods after the Domestication Merger Effective Time shall include the Surviving Corporation).

(b) Upon the terms and subject to the conditions set forth in set forth in this Article II and Article VIII in accordance with the DGCL, on the Acquisition Closing Date at the Acquisition Merger Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Acquisition Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation of the Acquisition Merger (provided that references to the Company for periods after the Acquisition Merger Effective Time shall include the Surviving Subsidiary Corporation) as a wholly owned subsidiary of the Surviving Corporation.

2.02 Effective Times; Closing.

(a) Subject to SPAC’s prior receipt from the Company of the Domestication Merger Closing Certificate, the parties hereto shall cause the Domestication Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware and a plan of merger with the Registrar of Companies in the Cayman Islands, in each case in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and the Companies Act, as the case may be, and mutually agreed by the parties (the date and time of the filing of such certificate of merger (or such later time as may be agreed by each of the parties hereto and specified in such certificate of merger) being the “Domestication Merger Effective Time”). At least one (1) Business Day, but no more than two (2) Business Days, after the Domestication Merger Effective Time, and no later than three (3) Business Days after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Acquisition Closing, it being understood that the occurrence of the Acquisition Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Acquisition Closing), the parties hereto shall cause

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the Acquisition Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such certificate of merger (or such later time as may be agreed by each of the parties hereto and specified in the certificate of merger) being the “Acquisition Merger Effective Time”).

(b) Immediately prior to such filing of a certificate of merger in accordance with Section 2.02(a) with respect to the Domestication Merger, a first closing (the “Domestication Closing”) shall occur. The date on which the Domestication Closing shall occur is referred to herein as the “Domestication Closing Date.” On the Business Day following the Domestication Closing Date or such later date as the parties may agree in writing that is no more than two (2) Business Days after the Domestication Closing Date, and no later than three (3) Business Days after the date of the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (such date, the “Acquisition Closing Date”), immediately prior to such filing of a certificate of merger in accordance with Section 2.02(a) with respect to the Acquisition Merger, a second closing (the “Acquisition Closing”) shall be held by electronic exchange of deliverables and release of signatures for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII.

(c) For the avoidance of doubt, (i) the Domestication Merger, the Domestication Closing and the Domestication Merger Effective Time shall all occur at least one (1) Business Day prior to, and independent of, the Acquisition Merger, the Acquisition Closing and the Acquisition Merger Effective Time, and (ii) on the Acquisition Closing Date, the Private Placements shall be consummated prior to the Acquisition Merger and the Acquisition Merger Effective Time.

2.03 Effect of the Mergers.

(a) At the Domestication Merger Effective Time, the effect of the Domestication Merger shall be as provided in the applicable provisions of the DGCL and the Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Domestication Merger Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of SPAC and Holdings shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of SPAC and Holdings shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

(b) At the Acquisition Merger Effective Time, the effect of the Acquisition Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Acquisition Merger Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Subsidiary Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Subsidiary Corporation.

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2.04 Certificate of Incorporation of Surviving Corporation; Bylaws of Surviving Corporation; Registration Rights Agreement.

(a) At the Domestication Merger Effective Time, Holdings shall file a certificate of incorporation in substantially the form attached as Exhibit A hereto (the “Surviving Corporation Certificate of Incorporation”) with the Secretary of State of Delaware, and the Surviving Corporation Certificate of Incorporation shall be adopted as the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 7.07). Upon registration of the Plan of Merger by the Registrar in the Cayman Islands, SPAC shall be de-registered by way of merger as a matter of Cayman Islands law.

(b) At the Domestication Merger Effective Time, the bylaws in substantially the form attached as Exhibit B hereto (the “Surviving Corporation Bylaws” and together with the Surviving Corporation Certificate of Incorporation, the “Surviving Corporation Organizational Documents”) shall be adopted as the bylaws of the Surviving Corporation until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 7.07).

(c) At the Acquisition Merger Effective Time, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Acquisition Merger Effective Time, shall be the certificate of incorporation and bylaws of the Surviving Subsidiary Corporation until thereafter amended in accordance with their terms and as provided by the DGCL (subject to Section 7.07).

(d) At the Acquisition Closing, the Surviving Corporation shall deliver to the Company a copy of the Registration Rights Agreement duly executed by the Surviving Corporation and the shareholders of SPAC party thereto.

2.05 Directors and Officers of Surviving Corporation; Directors of Surviving Subsidiary Corporation.

(a) The parties will take all requisite action such that the directors and officers of SPAC as of immediately prior to the Domestication Merger Effective Time continue as the initial directors and officers of the Surviving Corporation immediately after the Domestication Merger Effective Time, each to hold office, subject to Section 7.15, in accordance with the provisions of the DGCL and the Surviving Corporation Organizational Documents until their respective successors are, duly elected or appointed and qualified, as applicable.

(b) The parties will take all requisite action such that the initial directors of the Surviving Subsidiary Corporation immediately after the Acquisition Merger Effective Time shall be the individuals designated by the Company prior to the Acquisition Closing, each to hold office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Subsidiary Corporation and until their respective successors are, duly elected or appointed and qualified.

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ARTICLE III

EFFECTS OF THE MERGER

3.01 Conversion of Securities.

(a) At the Domestication Merger Effective Time, by virtue of the Domestication Merger and without any action on the part of SPAC, Merger Sub, the Company, Holdings or the holders of any of the following securities:

(i) each share of Holdings Common Stock issued and outstanding immediately prior to the Domestication Merger Effective Time shall be redeemed for par value;

(ii) each SPAC Class A Ordinary Share issued and outstanding immediately prior to the Domestication Merger Effective Time shall be canceled and converted into one share of Surviving Corporation Class A Common Stock;

(iii) each SPAC Class B Ordinary Share issued and outstanding immediately prior to the Domestication Merger Effective Time shall be canceled and converted into one share of Surviving Corporation Class B Common Stock;

(iv) each SPAC Warrant, to the extent then outstanding and unexercised immediately prior to the Domestication Merger Effective Time, shall automatically, without any action on the part of the holder thereof, be assumed and converted into a warrant to acquire one share of Surviving Corporation Class A Common Stock, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former SPAC Warrant immediately prior to the Domestication Merger Effective Time, taking into account any changes thereto by reason of this Agreement or the Transactions (each such resulting warrant, an “Assumed SPAC Warrant”). Accordingly, effective as of the Domestication Merger Effective Time: (A) each Assumed SPAC Warrant (including any Assumed SPAC Warrant issued pursuant to Section 3.01(a)(v)) shall be exercisable solely for shares of Surviving Corporation Class A Common Stock; (B) the number of shares of Surviving Corporation Class A Common Stock subject to each Assumed SPAC Warrant shall be equal to the number of shares of SPAC Common Stock subject to the applicable SPAC Warrant and (C) the per share exercise price for the Surviving Corporation Class A Common Stock issuable upon exercise of such Assumed SPAC Warrant shall be equal to the per share exercise price for the shares of SPAC Common Stock subject to the applicable SPAC Warrant as in effect immediately prior to the Domestication Merger Effective Time. The Surviving Corporation shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed SPAC Warrants remain outstanding, a sufficient number of shares of Surviving Corporation Class A Common Stock for delivery upon the exercise of such Assumed SPAC Warrants; and

(v) each SPAC Unit issued and outstanding immediately prior to the Domestication Merger Effective Time shall be canceled and converted into one unit of the Surviving Corporation, with each such unit representing one share of Surviving Corporation Class A Common Stock and one-fifth of one Assumed SPAC Warrant.

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(b) On the Acquisition Closing Date and immediately prior to the Acquisition Merger Effective Time, each share of Company Preferred Stock and Company Founders Preferred Stock that is issued and outstanding immediately prior to the Acquisition Merger Effective Time shall automatically convert into a number of shares of Company Common Stock at the then-effective conversion rate as calculated pursuant to Articles IV(B)4(b) and IV(C)4 of the Company Certificate of Incorporation (the “Conversion”). After the Conversion, all of the shares of Company Preferred Stock and Company Founders Preferred Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock and Company Founders Preferred Stock shall thereafter cease to have any rights with respect to such securities.

(c) At the Acquisition Merger Effective Time, by virtue of the Acquisition Merger and without any action on the part of the Surviving Corporation, Merger Sub, the Company or the holders of any of the following securities:

(i) each share of Company Common Stock issued and outstanding immediately prior to the Acquisition Merger Effective Time (including shares of Company Common Stock resulting from the Conversion, but excluding shares of Company Restricted Stock) shall be canceled and converted into the right to receive (A) the applicable Per Share Merger Consideration and (B) upon a Triggering Event (or the date on which a Change of Control occurs as described in Section 3.03(c)(ii)-(iv)), the applicable Per Share Earnout Consideration (with any fractional share to which any holder of Company Common Stock would otherwise be entitled rounded down to the nearest whole share) in accordance with Section 3.03, in each case without interest;

(ii) all shares of Company Stock held in the treasury of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(iii) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Acquisition Merger Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.000001 per share, of the Surviving Subsidiary Corporation.

(d) Effective as of the Acquisition Merger Effective Time, each Company Series C-1 Warrant, to the extent then outstanding and unexercised, shall automatically, without any action on the part of the holder thereof, be assumed and converted into a warrant to acquire a number of shares of Surviving Corporation Class A Common Stock at an adjusted exercise price per share, in each case, as determined under this Section 3.01(d) (each such resulting warrant, an “Assumed Warrant”). Each Assumed Warrant shall be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former Company Series C-1 Warrant immediately prior to the Acquisition Merger Effective Time, taking into account any changes thereto by reason of this Agreement or the Transactions. Accordingly, effective as of the Acquisition Merger Effective Time: (a) each Assumed Warrant shall be exercisable solely for shares of Surviving Corporation Class A Common Stock; (b) the number of shares of Surviving Corporation Class A Common Stock subject to each Assumed Warrant shall be equal to (1) the number of shares of Company Common Stock subject to the applicable Company Series C-1 Warrant (assuming the shares of Company Series C-1 Prime Preferred Stock subject to such

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Company Series C-1 Warrant convert into shares of Company Common Stock pursuant to the Conversion) immediately prior to the Acquisition Merger Effective Time multiplied by (2) the Exchange Ratio, rounding the resulting number down to the nearest whole number of shares of Surviving Corporation Class A Common Stock; and (c) the per share exercise price for the Surviving Corporation Class A Common Stock issuable upon exercise of such Assumed Warrant shall be equal to (x) the per share exercise price for the shares of Company Common Stock subject to the applicable Company Series C-1 Warrant (assuming the shares of Company Series C-1 Prime Preferred Stock subject to such Company Series C-1 Warrant convert into shares of Company Common Stock pursuant to the Conversion), as in effect immediately prior to the Acquisition Merger Effective Time, divided by (y) the Exchange Ratio, rounding the resulting exercise price up to the nearest whole cent. The Surviving Corporation shall take all corporate action necessary to reserve for future issuance, and shall maintain such reservation for so long as any of the Assumed Warrants remain outstanding, a sufficient number of shares of Surviving Corporation Class A Common Stock for delivery upon the exercise of such Assumed Warrants.

(e) Each Company Option that is outstanding and unexercised as of immediately prior to the Acquisition Merger Effective Time, whether or not vested, shall be assumed and converted into (i) an option to purchase a number of shares of Surviving Corporation Class A Common Stock (such option, an “Exchanged Option”) equal to (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Acquisition Merger Effective Time, multiplied by (B) the Exchange Ratio (such product rounded down to the nearest whole share), at an exercise price per share (rounded up to the nearest whole cent) equal to (1) the exercise price per share of such Company Option immediately prior to the Acquisition Merger Effective Time, divided by (2) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Surviving Corporation Class A Common Stock purchasable pursuant to the Exchanged Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Exchanged Option to which Section 422 of the Code applies, the exercise price and the number of shares of Surviving Corporation Class A Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code and (ii) the contingent right to receive a number of Earnout Shares (with respect to each holder, rounded down to the nearest whole number of Earnout Shares) in accordance with Section 3.03 equal to (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Acquisition Merger Effective Time (but excluding any share of Company Common Stock described in clause (v) of the definition of “Adjusted Company Outstanding Shares”) multiplied by (B) the Per Share Earnout Consideration. Except as specifically provided above, following the Acquisition Merger Effective Time, each Exchanged Option shall continue to be governed by the same terms and conditions (including vesting and exercisability terms) as were applicable to the corresponding former Company Option immediately prior to the Acquisition Merger Effective Time, except to the extent such terms or conditions are rendered inoperative by the Mergers or any related transactions.

(f) Each award of Company Restricted Stock that is outstanding immediately prior to the Acquisition Merger Effective Time shall be assumed and converted into the following: (i) with respect to the Company Founder, an award covering a number of restricted shares of Surviving Corporation Class X Common Stock and with respect to any Person who holds an award of Company Restricted Stock immediately prior to the Acquisition Merger Effective Time other

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than the Company Founder, an award covering a number of restricted shares of Surviving Corporation Class A Common Stock (in each case, rounded down to the nearest whole number) (such award of restricted shares, “Exchanged Restricted Stock”) equal to (A) the number of shares of Company Restricted Stock subject to such award immediately prior to the Acquisition Merger Effective Time, multiplied by (B) the Exchange Ratio, and (ii) the contingent right to receive a number of Earnout Shares (with respect to each holder, rounded down to the nearest whole number of Earnout Shares) in accordance with Section 3.03 equal to (A) the number of shares of Company Restricted Stock subject to such award immediately prior to the Acquisition Merger Effective Time (but excluding any share of Company Restricted Stock described in clause (iv) of the definition of “Adjusted Company Outstanding Shares”) multiplied by (B) the Per Share Earnout Consideration applicable to the holder of such award. Except as specifically provided above, following the Acquisition Merger Effective Time, each award of Exchanged Restricted Stock shall continue to be governed by the same terms and conditions (including vesting and repurchase terms) as were applicable to the corresponding award of Company Restricted Stock immediately prior to the Acquisition Merger Effective Time, except to the extent such terms or conditions are rendered inoperative by the Mergers and any related transactions.

(g) Each Company RSU Award that is outstanding immediately prior to the Acquisition Merger Effective Time shall be assumed and converted into (i) an award covering a number of shares of Surviving Corporation Class A Common Stock (rounded down to the nearest whole number) (such award of restricted shares, “Exchanged RSU Award”) equal to (A) the number of shares of Company Common Stock subject to such award immediately prior to the Acquisition Merger Effective Time, multiplied by (B) the Exchange Ratio and (ii) the contingent right to receive a number of Earnout Shares (with respect to each holder, rounded down to the nearest whole number of Earnout Shares) in accordance with Section 3.03 equal to (A) the number of shares of Company Common Stock subject to such award immediately prior to the Acquisition Merger Effective Time (but excluding any share of Company Common Stock described in clause (vi) of the definition of “Adjusted Company Outstanding Shares”) multiplied by (B) the Per Share Earnout Consideration. Except as specifically provided above, following the Acquisition Merger Effective Time, each Exchanged RSU Award shall continue to be governed by the same terms and conditions (including vesting and repurchase terms) as were applicable to the corresponding Company RSU Award immediately prior to the Acquisition Merger Effective Time, except to the extent such terms or conditions are rendered inoperative by the Mergers and any related transactions.

(h) On the Acquisition Closing Date at the Acquisition Merger Effective Time, in accordance with the Surviving Corporation Certificate of Incorporation, each share of Surviving Corporation Class B Common Stock that is outstanding immediately prior to the Acquisition Merger Effective Time shall be converted, on a one-for-one basis, into a share of Surviving Corporation Class A Common Stock, subject to subsequent application of the SPAC Founders Stock Letter.

(i) At or prior to the Domestication Merger Effective Time and the Acquisition Merger Effective Time (as applicable), the parties hereto and their respective boards, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the Company Common Stock pursuant to Section 3.01(c), the treatment of the Company Series C-1 Warrants pursuant to Section 3.01(d), the treatment of the Company Options pursuant to Section

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3.01(e), the treatment of the Company Restricted Stock pursuant to Section 3.01(f), the treatment of Company RSU Awards pursuant to Section 3.01(g), the treatment of the Surviving Corporation Class B Common Stock pursuant to Section 3.01(h) and/or to cause any disposition or acquisition of equity securities of SPAC or the Surviving Corporation pursuant to Section 3.01(a), Section 3.01(c), Section 3.01(d), Section 3.01(e), Section 3.01(f), Section 3.01(g) or Section 3.01(h), or pursuant to the Private Placements, as applicable, by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act, with respect to SPAC or the Surviving Corporation or who will (or is reasonably expected to) become subject to such reporting requirements with respect to the Surviving Corporation to be exempt under Rule 16b-3 under the Exchange Act.

3.02 Exchange of Certificates.

(a) Exchange Agent. Prior to the Acquisition Closing Date, Holdings shall cause to be transferred or deposited into a balance account (or the applicable equivalent), with an exchange agent designated by Holdings and reasonably satisfactory to SPAC (the “Exchange Agent”), for the benefit of the holders of SPAC Class A Ordinary Shares, SPAC Founders Shares, SPAC Units and the Company Stock (including shares of Company Common Stock resulting from the conversion of Company Preferred Stock and Company Founders Preferred Stock described in Section 3.01(b)), for exchange in accordance with this Article III, the number of shares of Holdings Common Stock sufficient to deliver the aggregate SPAC Consideration and Per Share Consideration payable pursuant to this Agreement (such shares of Holdings Common Stock, together with any dividends or distributions with respect thereto pursuant to Section 3.02(c), being hereinafter referred to as the “Exchange Fund”). Holdings shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the SPAC Consideration and the Per Share Consideration out of the Exchange Fund in accordance with this Agreement. Except as contemplated by Section 3.02(c) hereof, the Exchange Fund shall not be used for any other purpose.

(b) Exchange Procedures for Company Stock Evidenced by Certificates; Exchange Procedures for Company Stock, SPAC Class A Ordinary Shares, SPAC Founders Shares and SPAC Units in Book Entry.

(i) As promptly as practicable after the Acquisition Merger Effective Time, if required by the Exchange Agent, Holdings shall use its reasonable best efforts to cause the Exchange Agent to mail to each holder of Company Stock evidenced by certificates (the “Certificates”) entitled to receive the applicable Per Share Consideration pursuant to Section 3.01: a letter of transmittal, which shall be in a form reasonably acceptable to SPAC and the Company (the “Letter of Transmittal”) and shall specify (A) that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and (B) instructions for use in effecting the surrender of the Certificates pursuant to the Letter of Transmittal. Prior to the Acquisition Merger Effective Time, Holdings shall enter into an agreement with the Exchange Agent providing that, following the surrender to the Exchange Agent of all Certificates held by such holder for cancellation (but in no event prior to the Acquisition Merger Effective Time), together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may be required pursuant to such instructions, the holder of such Certificates shall be entitled to receive

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in exchange therefore, and the Exchange Agent shall deliver the applicable Per Share Merger Consideration in accordance with the provisions of Section 3.01, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.02, each Certificate entitled to receive the applicable Per Share Consideration in accordance with Section 3.01 shall be deemed at all times after the Acquisition Merger Effective Time to represent only the right to receive upon such surrender the applicable Per Share Consideration that such holder is entitled to receive in accordance with the provisions of Section 3.01.

(ii) Holdings shall use its reasonable best efforts to cause the Exchange Agent to issue to the holders of the SPAC Class A Ordinary Shares, SPAC Founders Shares, SPAC Units (solely with respect to the portion thereof consisting of SPAC Class A Ordinary Shares) and Company Stock, in each case, represented by book entry, the applicable SPAC Consideration or the applicable Per Share Merger Consideration, as the case may be, in accordance with the provisions of Section 3.01, without such holder being required to deliver a Certificate or Letter of Transmittal to the Exchange Agent.

(c) Distributions with Respect to Unexchanged Certificates. No dividends or other distributions declared or made after the Acquisition Merger Effective Time with respect to the Surviving Corporation Common Stock with a record date after the Acquisition Merger Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Surviving Corporation Common Stock represented thereby until the holder of such Certificate shall surrender such Certificate in accordance with Section 3.02(b). Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate, the Surviving Corporation shall pay or cause to be paid or cause the Exchange Agent to pay to the holder of the shares of Surviving Corporation Common Stock issued in exchange therefore, without interest, (i) promptly, but in any event within five (5) Business Days of such surrender, the amount of dividends or other distributions with a record date after the Acquisition Merger Effective Time and theretofore paid with respect to such shares of Surviving Corporation Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Acquisition Merger Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such shares of Surviving Corporation Common Stock.

(d) No Further Rights in Company Common Stock. (i) The SPAC Consideration payable upon conversion of the SPAC Class A Ordinary Shares, SPAC Founders Shares and SPAC Units (solely with respect to the portion thereof consisting of SPAC Class A Ordinary Shares) pursuant to Sections 3.01(a) and 3.01(h) in accordance with the terms hereof, shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such SPAC Class A Ordinary Shares, SPAC Founders Shares and SPAC Units (solely with respect to the portion thereof consisting of SPAC Class A Ordinary Shares), as applicable, and (ii) the Per Share Consideration payable upon conversion of the Company Stock (including shares of Company Common Stock resulting from the conversion of Company Preferred Stock and Company Founders Preferred Stock described in Section 3.01(b)) or pursuant to Section 3.03 in accordance with the terms hereof, shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Company Stock.

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(e) Adjustments to SPAC Consideration and Per Share Consideration. The SPAC Consideration and the Per Share Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to SPAC Class A Ordinary Shares (prior to the Domestication Merger), SPAC Founders Shares (prior to the Domestication Merger), Surviving Corporation Class A Common Stock (following the Domestication Merger), or the Company Stock occurring on or after the date hereof and prior to the Acquisition Merger Effective Time; provided, however, that this Section 3.02(e) shall not be construed to permit SPAC or the Company to take any actions with respect to its securities that is prohibited by this Agreement.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of SPAC Class A Ordinary Shares, SPAC Founders Shares, SPAC Units (solely with respect to the portion thereof consisting of SPAC Class A Ordinary Shares) or Company Stock for one year after the Acquisition Merger Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of SPAC Class A Ordinary Shares, SPAC Founders Shares, SPAC Units (solely with respect to the portion thereof consisting of SPAC Class A Ordinary Shares) or Company Stock, who have not theretofore complied with this Section 3.02 shall thereafter look only to the Surviving Corporation for the applicable SPAC Consideration or applicable Per Share Consideration, as the case may be, other than as provided in Section 3.03. Any portion of the Exchange Fund remaining unclaimed by holders of the SPAC Class A Ordinary Shares, SPAC Founders Shares, SPAC Units (solely with respect to the portion thereof consisting of SPAC Class A Ordinary Shares) or Company Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of the Exchange Agent, SPAC, the Surviving Corporation or the Surviving Subsidiary Corporation shall be liable to any holder of SPAC Class A Ordinary Shares, SPAC Founders Shares, SPAC Units or Company Stock (including shares of Company Common Stock resulting from the conversion of Company Preferred Stock and Company Founders Preferred Stock described in Section 3.01(b)) for any Surviving Corporation Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law in accordance with this Section 3.02.

(h) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the Company, the Surviving Corporation, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from amounts (including shares, warrants, options or other property) otherwise payable, issuable or transferable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to such payment, issuance or transfer under the United States Internal Revenue Code of 1986 (the “Code”) or any provision of state, local or non-U.S. Tax Law. If the applicable withholding agent intends to withhold any Taxes from any amounts payable to holders of equity interests in the Company (other than with respect to any withholding (i) on amounts treated as compensation for applicable tax purposes or (ii) relating to a failure by the Company to deliver at or prior to the Acquisition Closing, the deliverable contemplated in

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Section 7.14(c)), the applicable withholding agent shall use reasonable best efforts to provide prior notice of such withholding to the Company as soon as reasonably practicable after it determines withholding is required and shall reasonably cooperate to reduce or eliminate such withholding to the extent permissible under applicable Law. To the extent that amounts are deducted or withheld consistent with this Section 3.02(h) and timely paid to the applicable Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the person in respect of which such deduction and withholding was made.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent or, solely in respect of Earnout Shares issuable pursuant to Section 3.03, the Surviving Corporation, will issue or cause to be issued in exchange for such lost, stolen or destroyed Certificate, the applicable Per Share Consideration that such holder is otherwise entitled to receive pursuant to, and in accordance with, the provisions of Section 3.01 or Section 3.03, as applicable.

(j) Fractional Shares. No certificates or scrip or shares representing fractional shares of Surviving Corporation Common Stock shall be issued upon the exchange of SPAC Class A Ordinary Shares, SPAC Founders Shares, SPAC Units or Company Common Stock and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of the Surviving Corporation or a holder of shares of Surviving Corporation Common Stock. In lieu of any fractional share of Surviving Corporation Common Stock to which any holder of SPAC Class A Ordinary Shares, SPAC Founders Shares, SPAC Units or Company Common Stock, would otherwise be entitled in connection with the payment of the SPAC Consideration or Per Share Merger Consideration, as applicable, the Exchange Agent shall round up or down to the nearest whole share of Surviving Corporation Common Stock. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

3.03 Earnout.

(a) Following the Acquisition Closing, as additional consideration for the Company interests acquired in connection with the Acquisition Merger, within five Business Days after the occurrence of a Triggering Event, the Surviving Corporation shall issue or cause to be issued to the Eligible Company Equityholders with respect to such Triggering Event the following shares of Surviving Corporation Common Stock (which shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Surviving Corporation Common Stock occurring after the Acquisition Closing) (the “Earnout Shares”) constituting the Per Share Earnout Consideration (which Earnout Shares, for the avoidance of doubt, shall be issued as shares of Surviving Corporation Class X Common Stock to the Company Founder and shares of Surviving Corporation Class A Common Stock to all other Eligible Company Equityholders), upon the terms and subject to the conditions set forth in this Agreement and the Ancillary Agreements:

(i) upon the occurrence of Triggering Event I, a one-time issuance of 10,000,000 Earnout Shares;

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(ii) upon the occurrence of Triggering Event II, a one-time issuance of 10,000,000 Earnout Shares; and

(iii) upon the occurrence of Triggering Event III, a one-time issuance of 10,000,000 Earnout Shares.

(b) For the avoidance of doubt, the Eligible Company Equityholders with respect to a Triggering Event shall be entitled to receive Earnout Shares upon the occurrence of each Triggering Event; provided, however, that each Triggering Event shall only occur once, if at all, and in no event shall the Eligible Company Equityholders be entitled to receive more than an aggregate of 30,000,000 Earnout Shares pursuant to this Section 3.03.

(c) If, during the Earnout Period, there is a Change of Control pursuant to which the Surviving Corporation or its stockholders have the right to receive consideration implying a value per share of Surviving Corporation Common Stock (as agreed in good faith by the Sponsor and the board of directors of the Surviving Corporation) of:

(i) less than $12.50, then this Section 3.03 shall terminate and no Earnout Shares shall be issuable hereunder;

(ii) greater than or equal to $12.50 but less than $20.00, then, (A) immediately prior to such Change of Control, the Surviving Corporation shall issue 10,000,000 shares of Surviving Corporation Common Stock (less any Earnout Shares issued prior to such Change of Control pursuant to Section 3.03(a)) to the Eligible Company Equityholders with respect to the Change of Control, and (B) thereafter, this Section 3.03 shall terminate and no further Earnout Shares shall be issuable hereunder;

(iii) greater than or equal to $20.00 but less than $30.00, then, (A) immediately prior to such Change of Control, the Surviving Corporation shall issue 20,000,000 shares of Surviving Corporation Common Stock (less any Earnout Shares issued prior to such Change of Control pursuant to Section 3.03(a)) to the Eligible Company Equityholders with respect to the Change of Control, and (B) thereafter, this Section 3.03 shall terminate and no further Earnout Shares shall be issuable hereunder; or

(iv) greater than or equal to $30.00, then, (A) immediately prior to such Change of Control, the Surviving Corporation shall issue 30,000,000 shares of Surviving Corporation Common Stock (less any Earnout Shares issued prior to such Change of Control pursuant to Section 3.03(a)) to the Eligible Company Equityholders with respect to the Change of Control, and (B) thereafter, this Section 3.03 shall terminate and no further Earnout Shares shall be issuable hereunder;

provided, that such shares of Surviving Corporation Common Stock to be issued pursuant to this Section 3.03(c) shall be issued as shares of Surviving Corporation Class X Common Stock to the Company Founder and shares of Surviving Corporation Class A Common Stock to all other Eligible Company Equityholders.

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(d) The Surviving Corporation Common Stock price targets set forth in the definitions of Triggering Event I, Triggering Event II and Triggering Event III, and in clauses (i), (ii), (iii) and (iv) of Section 3.03(c) shall be equitably adjusted for stock splits, reverse stock splits, stock dividends, reorganizations, recapitalizations, reclassifications, combination, exchange of shares or other like change or transaction with respect to Surviving Corporation Common Stock occurring after the Acquisition Closing.

(e) At all times during the Earnout Period, the Surviving Corporation shall keep available for issuance a sufficient number of shares of unissued Surviving Corporation Common Stock to permit the Surviving Corporation to satisfy in full its issuance obligations set forth in this Section 3.03 and shall take all actions reasonably required (including by convening any stockholder meeting) to increase the authorized number of Surviving Corporation Common Stock if at any time there shall be insufficient unissued Surviving Corporation Common Stock to permit such reservation. In no event will any right to receive Earnout Shares be represented by any negotiable certificates of any kind, and in no event will any holder of a contingent right to receive Earnout Shares take any steps that would render such rights readily marketable.

(f) The Surviving Corporation shall take such actions as are reasonably requested by the Eligible Company Equityholders to evidence the issuances pursuant to this Section 3.03, including through the provision of an updated stock ledger showing such issuances (as certified by an officer of the Surviving Corporation responsible for maintaining such ledger or the applicable registrar or transfer agent of the Surviving Corporation).

(g) During the Earnout Period, the Surviving Corporation shall use reasonable best efforts for the Surviving Corporation to remain listed as a public company on, and for the Surviving Corporation Common Stock (including, when issued, the Earnout Shares) to be tradable over the national securities exchange (as defined under Section 6 of the Exchange Act) on which the shares of Surviving Corporation Common Stock are then listed; provided, however, that subject to Section 3.03(c), the foregoing shall not limit the Surviving Corporation from consummating a Change of Control or entering into a Contract that contemplates a Change of Control.

(h) Notwithstanding anything to the contrary contained herein, the Earnout Shares to be issued to the holders of Company Options, Company Restricted Stock and Company RSU Awards shall be issued at or as soon as practicable following the Acquisition Closing in the form of restricted Surviving Corporation Common Stock pursuant to the Omnibus Incentive Plan (the “Restricted Earnout Shares”). Restricted Earnout Shares shall be issued as shares of Surviving Corporation Class X Common Stock to the Company Founder and as shares of Surviving Corporation Class A Common Stock to all other holders of Company Options, Company Restricted Stock and Company RSU Awards. The number of Restricted Earnout Shares issued with respect to each Company Option, Company Restricted Stock and Company RSU Award shall be equal to (i) (A) 30,000,000, divided by (B) (1) the number of Company Outstanding Shares as of immediately prior to the Acquisition Merger Effective Time, plus (2) the number of shares of Company Restricted Stock that are outstanding immediately prior to the Acquisition Merger Effective Time, plus (3) the number of shares of Company Common Stock issuable upon exercise or settlement of all Company Options (assuming cash settlement of such Company Options) and Company RSU Awards that are outstanding, whether vested or unvested, immediately prior to the Acquisition Merger Effective Time, multiplied by (ii) the aggregate number of shares of Company Common Stock underlying the applicable Company Option, Company Restricted Stock and Company RSU Award. Each Restricted Earnout Share shall be subject to forfeiture, and such

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forfeiture restrictions shall lapse with respect to a pro rata portion of the Restricted Earnout Shares held by each holder of Restricted Earnout Shares upon the occurrence of a Triggering Event (or on the date on which a Change of Control occurs as described in Section 3.03(c)(ii)-(iv)), but only to the extent that such Restricted Earnout Share would have been issued upon the Triggering Event (or Change of Control) had it instead been issued pursuant to Section 3.03(a)-(c), and upon such lapse of forfeiture the Restricted Earnout Shares shall be treated as issued pursuant to Section 3.03(a)-(c) (as applicable). Restricted Earnout Shares also shall be subject to forfeiture and reallocation to the other holders of Restricted Earnout Shares to the extent the portion of the Company Option, Company Restricted Stock or Company RSU Award to which it relates is not included as an Adjusted Company Outstanding Share with respect to the applicable Triggering Event or Change of Control, it being the intent of this Section 3.03(h) that a Restricted Earnout Share shall vest upon a Triggering Event or Change of Control only to the extent that such Restricted Earnout Share would have been issued upon the Triggering Event (or Change of Control) had it instead been issued pursuant to Section 3.03(a)-(c). Any Restricted Earnout Share that remains subject to forfeiture at the expiration of the Earnout Period shall automatically and without further action be forfeited, and the Eligible Company Equityholder shall have no further right, title or interest in such Restricted Earnout Share. The Restricted Earnout Shares shall be subject to adjustment in accordance with Section 3.03(a), and shall not be entitled to dividends paid with respect to the Surviving Corporation Common Stock during the Earnout Period. If a Restricted Earnout Share is forfeited due to the portion of the Company Option, Company Restricted Stock or Company RSU Award to which it relates failing to be included as an Adjusted Company Outstanding Share with respect to the applicable Triggering Event or Change of Control, such Restricted Earnout Share shall be reallocated on a pro rata basis to the remaining holders of Restricted Earnout Shares but only to the extent necessary to preserve the economic intent of this Section 3.03 with respect to each such holder, subject to the terms and conditions of this Section 3.03(h). Notwithstanding anything to the contrary in this Section 3.03, in no event shall the number of Earnout Shares issued pursuant to pursuant to Section 3.03(a)-(c), together with the number of Restricted Earnout Shares vesting in accordance with this Section 3.03(h), exceed 30,000,000 Earnout Shares.

3.04 Company Closing Statement. Three (3) Business Days prior to the Acquisition Closing Date, the Company shall prepare and deliver to SPAC a statement (the “Company Closing Statement”) setting forth in good faith (x) a capitalization table containing the information set forth in Section 4.03(a) and, with respect to each holder of Company Options, Company Restricted Stock, Company RSU Awards or Company Warrants, the information set forth on Section 4.03(c) of the Company Disclosure Schedule, in each case, as of the date the Company Closing Statement is delivered to SPAC. From and after delivery of the Company Closing Statement until the Acquisition Closing, the Company shall (i) use reasonable best efforts to cooperate with and provide SPAC and its Representatives all information reasonably requested by SPAC or any of its Representatives and within the Company’s or its Representatives’ possession or control in connection with SPAC’s review of the Company Closing Statement and (ii) consider in good faith any comments to the Company Closing Statement provided by SPAC, which comments SPAC shall deliver to the Company no later than two (2) Business Days prior to the Acquisition Closing Date, and the Company shall revise such Company Closing Statement to incorporate any changes the Company determines are reasonably necessary or appropriate given such comments.

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3.05 Stock Transfer Books. At the Acquisition Merger Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Stock thereafter on the records of the Company. From and after the Acquisition Merger Effective Time, the holders of Certificates representing Company Stock outstanding immediately prior to the Acquisition Merger Effective Time shall cease to have any rights with respect to such Company Stock, except as otherwise provided in this Agreement or by Law. On or after the Acquisition Merger Effective Time, any Certificates presented to the Exchange Agent or the Surviving Corporation for any reason shall be converted into the applicable Per Share Consideration in accordance with the provisions of Section 3.01 and Section 3.03, as applicable.

3.06 Appraisal and Dissenters’ Rights.

(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock that are outstanding immediately prior to the Acquisition Merger Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Mergers nor consented thereto in writing and who shall have demanded properly in writing appraisal or dissenters’ rights for such Company Common Stock in accordance with Section 262 of the DGCL, and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of appraisal rights, shall not be converted into, and such stockholders shall have no right to receive, the applicable Per Share Consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise loses his, her or its rights to appraisal of such shares of Company Common Stock under Section 262 of the DGCL, shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Acquisition Merger Effective Time, the right to receive the applicable Per Share Consideration, without any interest thereon, upon surrender, if applicable, in the manner provided in Section 3.02(b), of the Certificate or Certificates that formerly evidenced such shares of Company Common Stock.

(b) Prior to the Acquisition Closing Date, the Company shall give SPAC (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of SPAC, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company’s disclosure schedule delivered by the Company in connection with this Agreement (the “Company Disclosure Schedule”) (provided that any matter required to be disclosed shall only be disclosed by specific disclosure in the corresponding section of the Company Disclosure Schedule (unless such disclosure has sufficient detail on its face that it is reasonably apparent that it relates to another section of this Article IV) or by cross-reference to another section of the Company Disclosure Schedule), the Company hereby represents and warrants to SPAC and Merger Sub as follows:

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4.01 Organization and Qualification; Subsidiaries.

(a) Each of the Company and Holdings is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each Company Subsidiary is a corporation or other organization duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or other organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be in good standing would not have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) A true and complete list of all the Company Subsidiaries, together with the jurisdiction of incorporation of each Company Subsidiary and the percentage of the outstanding capital stock of each Company Subsidiary owned by the Company and each other Company Subsidiary, is set forth in Section 4.01(b) of the Company Disclosure Schedule. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.

4.02 Certificate of Incorporation and Bylaws. The Company has, prior to the date of this Agreement, made available to SPAC a complete and correct copy of the certificate of incorporation and the bylaws or equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary. Such certificates of incorporation, bylaws or equivalent organizational documents are in full force and effect. Neither the Company nor Holdings is in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents. No Company Subsidiary is in material violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.

4.03 Capitalization.

(a) The authorized capital stock of the Company consists of 287,921,028 shares of Company Common Stock, 7,493,443 shares of Company Founders Preferred Stock, and 191,560,656 shares of Company Preferred Stock, consisting of (i) 9,787,845 shares of Company Series Seed Prime Preferred Stock, (ii) 19,738,093 shares of Company Series A Prime Preferred Stock, (iii) 31,466,331 shares of Company Series B Prime Preferred Stock, (iv) 30,108,491 shares of Company Series C Prime Preferred Stock, (v) 27,082,253 shares of Company Series C-1 Prime Preferred Stock, (vi) 33,905,327 shares of Company Series D Prime Preferred Stock, (vii) 741,196 shares of Company Series D-1 Prime Preferred Stock, (viii) 1,231,120 shares of Company Series

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D-2 Prime Preferred Stock and (ix) 37,500,000 shares of Company Senior Preferred Stock. As of May 7, 2021, (x) 67,059,287 shares of Company Common Stock are issued and outstanding, (xi) 175,997,874 shares of Company Preferred Stock are issued and outstanding, (xii) 4,540,177 shares of Company Founders Preferred Stock are issued and outstanding, (xiii) 9,665,497 shares of Company Series Seed Prime Preferred Stock are issued and outstanding, (xiv) 18,864,346 shares of Company Series A Prime Preferred Stock are issued and outstanding, (xv) 30,380,749 shares of Company Series B Prime Preferred Stock are issued and outstanding, (xvi) 29,151,632 shares of Company Series C Prime Preferred Stock are issued and outstanding, (xvii) 26,219,090 shares of Company Series C-1 Prime Preferred Stock are issued and outstanding, (xviii) 33,858,879 shares of Company Series D Prime Preferred Stock are issued and outstanding, (xix) 74,231 shares of Company Series D-1 Prime Preferred Stock are issued and outstanding, (xx) 1,231,120 shares of Company Series D-2 Prime Preferred Stock are issued and outstanding, (xxi) 26,552,330 shares of Company Senior Preferred Stock are issued and outstanding, (xxii) no shares of Company Common Stock, Company Preferred Stock or Company Founders Preferred Stock are held in the treasury of the Company, (xxiii) 17,151,758 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company Options granted pursuant to the 2017 Equity Incentive Plan, (xxiv) 4,786,914 shares of Company Common Stock are reserved for future issuance pursuant to outstanding Company RSU Awards granted pursuant to the 2017 Equity Incentive Plan, (xxv) 2,085,101 shares of Company Restricted Stock are outstanding pursuant to the 2017 Equity Incentive Plan, (xxvi) 68,111 shares of Company Series C-1 Prime Preferred Stock are reserved for future issuance pursuant to the Company Warrants, (xxvii) 38,707 shares of Company Series D Prime Preferred Stock are reserved for future issuance pursuant to the Company Warrants, and (xxviii) 5,889,519 shares of Company Senior Preferred Stock are reserved for future issuance pursuant to the Company Warrants. In connection with the Acquisition Closing, each of the Company Warrants (other than the Company Series C-1 Warrants) will be redeemed or net-exercised, as applicable, pursuant to its terms, such that, immediately prior to the Acquisition Merger Effective Time, there will be no Company Warrants outstanding (other than the Company Series C-1 Warrants).

(b) Other than (i) the Company Options set forth on Section 4.03(c) of the Company Disclosure Schedule, (ii) the Company Restricted Stock set forth on Section 4.03(c) of the Company Disclosure Schedule, (iii) the Company RSU Awards set forth on Section 4.03(c) of the Company Disclosure Schedule, (iv) the Company Preferred Stock, (v) the Company Founders Preferred Stock, (vi) the rights provided in the Investors’ Rights Agreement, (vii) outstanding Company Series C-1 Warrants to purchase an aggregate of 68,111 shares of Company Series C-1 Prime Preferred Stock (subject to the exercise or forfeiture of any such Company Series C-1 Warrants following the date of this Agreement), (viii) outstanding Company Series D Warrants to purchase an aggregate of 38,707 shares of Company Series D Prime Preferred Stock (subject to the exercise or forfeiture of any such Company Series C-1 Warrants following the date of this Agreement) and (ix) outstanding Company Senior Preferred Warrants to purchase an aggregate of 5,889,519 shares of Company Senior Preferred Stock (subject to the exercise or forfeiture of any such Company Senior Preferred Warrants following the date of this Agreement) (the warrants described in the forgoing clauses (vii) through (ix), collectively, the “Company Warrants”), there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue or sell any shares of capital stock of, or other equity or voting

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interests in, or any securities convertible into or exchangeable or exercisable for shares of capital stock, or other equity or other voting interests in, the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary is a party to, or otherwise bound by, and neither the Company nor any Company Subsidiary has granted, any equity appreciation rights, participations, phantom equity, restricted shares, restricted share units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or any Company Subsidiary. Except as set forth in the Company Voting Agreement, there are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements to which the Company or any Company Subsidiary is a party, or to the Company’s knowledge, among any holder of Company Stock or any other equity interests or other securities of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is not a party, with respect to the voting of the Company Stock or any of the equity interests or other securities of the Company.

(c) Section 4.03(c) of the Company Disclosure Schedule sets forth, the following information with respect to each Company Option, award of Company Restricted Stock, each Company RSU Awards and Company Warrant outstanding as of May 7, 2021, as applicable: (i) the name of the Company Option, Company RSU Award or Company Restricted Stock recipient or the name of the holder of the Company Warrant; (ii) the number of shares of Company Common Stock subject to such Company Option, award of Company Restricted Stock, Company RSU Award or Company Warrant; (iii) the exercise or purchase price of such Company Option, Company Restricted Stock, Company RSU Award or Company Warrant; (iv) the date on which such Company Option, award of Company Restricted Stock, Company RSU Award or Company Warrant was granted; (v) the vesting schedule applicable to such Company Option, Company RSU Award or award of Company Restricted Stock; and (vi) the date on which such Company Option or Company Warrant expires. The Company has made available to SPAC accurate and complete copies of the 2017 Equity Incentive Plan pursuant to which the Company has granted the Company Options or awards of Company Restricted Stock that are currently outstanding and the form of all stock and stock-based award agreements evidencing the Company Options, Company RSU Awards or awards of Company Restricted Stock. No Company Option was granted with an exercise price per share less than the fair market value of the underlying Company Common Stock as of the date such Company Option was granted. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.

(d) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any shares of the Company or any capital stock of any Company Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person other than a Company Subsidiary.

(e) (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Option, Company RSU Award or award of Company Restricted Stock as a result of the proposed

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transactions herein and (ii) all outstanding Company Stock, all outstanding Company Options, all outstanding shares of Company Restricted Stock, all outstanding Company RSU Awards, all outstanding Company Warrants and all outstanding shares of capital stock of each Company Subsidiary have been issued and granted in compliance in all material respects with (A) all applicable securities laws and other applicable Laws, including, with respect to Company Options, Section 409A of the Code, and (B) all preemptive rights and other requirements set forth in applicable contracts to which the Company or any Company Subsidiary is a party and the organizational documents of the Company and the Company Subsidiaries.

(f) As of the date of this Agreement, the authorized capital stock of Holdings consists of 100 shares of common stock, par value $0.000001 per share (the “Holdings Common Stock”). As of the date hereof, 100 shares of Holdings Common Stock are issued and outstanding. All outstanding shares of Holdings Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by the Company free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Holdings Organizational Documents. The shares of Surviving Corporation Class A Common Stock and Surviving Corporation Class B Common Stock being delivered by Holdings pursuant to Section 3.01(a) and the Per Share Consideration being delivered by Holdings hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities laws and the Surviving Corporation Organizational Documents.

(g) Each outstanding share of capital stock of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable, and each such share is owned 100% by the Company or another Company Subsidiary free and clear of all Liens, options, rights of first refusal and limitations on the Company’s or any Company Subsidiary’s voting rights, other than transfer restrictions under applicable securities laws and their respective organizational documents.

(h) Immediately prior to the Acquisition Merger Effective Time, each share of Company Preferred Stock and Company Founders Preferred Stock that is issued and outstanding immediately prior to the Acquisition Merger Effective Time shall be converted into Company Common Stock at the then effective conversion rate as calculated pursuant to the Company Certificate of Incorporation. Section 4.03(h) of the Company Disclosure Schedule sets forth the currently effective conversion rate for each series of Company Preferred Stock and Company Founders Preferred Stock as calculated pursuant to the Company Certificate of Incorporation. After the Conversion, all of the shares of Company Preferred Stock and Company Founders Preferred Stock shall no longer be outstanding and shall cease to exist, and each previous holder of Company Preferred Stock and Company Founders Preferred Stock shall thereafter cease to have any rights with respect to such securities (other than the right to receive the shares of Company Common Stock issuable pursuant to the Conversion with respect thereto). Subject to and upon receipt of the Requisite Company Stockholder Approval, the Conversion will have been duly and validly authorized by all corporate action and all required approvals and consents will have been obtained by the Company.

4.04 Authority Relative to this Agreement. Each of the Company and Holdings has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receiving the Requisite Company Stockholder Approval, to

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consummate the Transactions. The execution and delivery of this Agreement by each of the Company and Holdings and the consummation by each of the Company and Holdings of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company or Holdings are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Mergers, the Requisite Company Stockholder Approval, which the Written Consent shall satisfy, the approval and adoption of this Agreement by the holders of a majority of the then outstanding shares of Holdings Common Stock and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and Holdings and, assuming the due authorization, execution and delivery by SPAC and Merger Sub, constitutes a legal, valid and binding obligation of the Company and Holdings, enforceable against the Company and Holdings in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Company Board has approved this Agreement and the Transactions, and such approvals are sufficient so that the restrictions on business combinations set forth in Section 203 of the DGCL shall not apply to the Mergers, this Agreement, any Ancillary Agreement or any of the other Transactions. To the knowledge of the Company, no other state takeover statute is applicable to the Mergers or the other Transactions.

4.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of the Company and Holdings do not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions contemplated by Section 4.05(b) and assuming all other required filings, waivers, approvals, consents, authorizations and notices disclosed in Section 4.05(a) of the Company Disclosure Schedule, including the Written Consent, have been made, obtained or given, the performance of this Agreement by each of the Company and Holdings will not (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of the Company or any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which Company or any Company Subsidiary or any of their property or assets is bound of affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

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(b) The execution and delivery of this Agreement by each of the Company and Holdings do not, and the performance of this Agreement by each of the Company and Holdings will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any United States federal, state, county, municipal or other local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act of 1933 (the “Securities Act”), state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) No class-vote requirements or dissenters’ rights, rights of appraisal or other similar rights under Section 2115 of the Corporations Code of the State of California apply in connection with the Transactions.

4.06 Permits; Compliance. Each of the Company and the Company Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of the Company and the Company Subsidiaries to own, lease and operate its properties in all material respects and to carry on its business in all material respects as it is now being conducted (each, a “Company Permit”). No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. Neither the Company nor any Company Subsidiary is in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, (b) any Company Permit or (c) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Company Subsidiary is a party or by which Company or any Company Subsidiary or any of their property or assets is bound or affected, except, in each case, for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, (x) in the case of clause (a) and (c), have not had, and would not reasonably be expected to have a Company Material Adverse Effect and (y) in the case of clause (b), have not been, and would not reasonably be expected to be, material to the Company and the Company Subsidiaries, taken as whole.

4.07 Financial Statements.

(a) Attached as Section 4.07(a) of the Company Disclosure Schedule are true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2019, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the year then ended (collectively, the “Audited Annual Financial Statements”). The Audited Annual Financial Statements (including the notes thereto) (i) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the date thereof and for the period indicated therein, except as otherwise noted therein.

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(b) Attached as Section 4.07(b) of the Company Disclosure Schedule are true and complete copies of the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2020 (the “2020 Balance Sheet”), and the related unaudited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the year then ended (collectively, the “Unaudited Annual Financial Statements” and, together with the Audited Annual Financial Statements, the “Financial Statements”). The Unaudited Annual Financial Statements (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly present, in all material respects, the financial position, results of operations and cash flows of the Company and the Company Subsidiaries as of the date thereof and for the period indicated therein, except as otherwise noted therein.

(c) Except as and to the extent set forth on the 2020 Balance Sheet, none of the Company or any of the Company Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities that were incurred in the ordinary course of business since the date of such 2020 Balance Sheet, (ii) obligations for future performance under any contract to which the Company or any Company Subsidiary is a party, (iii) liabilities for transaction expenses in connection with this Agreement and the Transactions or (iv) such other liabilities and obligations which, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Company Material Adverse Effect.

(d) Since January 1, 2018, (i) neither the Company nor any Company Subsidiary nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls (including any significant deficiency relating thereto), including any such complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company Board or any committee thereof.

(e) To the knowledge of the Company, no employee of the Company or any Company Subsidiary has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. None of the Company, any Company Subsidiary or, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company or any Company Subsidiary has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company or any Company Subsidiary in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).

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4.08 Business Activities; Absence of Certain Changes or Events.

(a) Holdings was formed solely for the purpose of engaging in the Domestication Merger and is, and will be at all times prior to the Domestication Merger, wholly owned by the Company. Since the date of its incorporation, Holdings has not, and at all times prior to the Domestication Merger Effective Time will not, engage in any activities other than the execution of this Agreement, the performance of its obligations hereunder, and matters ancillary thereto. Holdings does not have, and prior to the Domestication Merger Effective Time will not have, any assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Domestication Merger.

(b) Since December 31, 2020 and on and prior to the date of this Agreement, except as otherwise reflected in the Unaudited Annual Financial Statements or as expressly contemplated by this Agreement, (i) the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course, other than due to any actions taken due to COVID-19 Measures, (ii) the Company and the Company Subsidiaries have not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of their respective material assets (including material Company-Owned IP) other than non-exclusive licenses (or sublicenses) of Company-Owned IP granted in the ordinary course of business consistent with past practice, (iii) there has not been a Company Material Adverse Effect, and (iv) neither the Company nor any Company Subsidiary has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.01(b)(ii), Section 6.01(b)(v), Section 6.01(b)(vii), Section 6.01(b)(viii), Section 6.01(b)(xii), Section 6.01(b)(xiii), Section 6.01(b)(xiv), Section 6.01(b)(xviii), Section 6.01(b)(xix), Section 6.01(b)(xx) and, only with respect to the covenants in each of the foregoing subsections of Section 6.01(b), Section 6.01(b)(xxii).

4.09 Absence of Litigation. (a) There is no litigation, suit, claim, charge, grievance, action, proceeding, audit or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary, in each case, that (i) as of the date of this Agreement, would reasonably be expected to involve an amount in controversy (not counting insurance deductibles) in excess of $250,000 individually or (ii) as of the Acquisition Closing, would reasonably be expected to have a Company Material Adverse Effect and (b) neither the Company nor any Company Subsidiary nor any property or asset of the Company or any Company Subsidiary is, subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

4.10 Employee Benefit Plans.

(a) Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material Employee Benefit Plans that are maintained, contributed to, required to be contributed to, or sponsored by the Company or any Company Subsidiary for the benefit of any current or former Service Provider or under which the Company or any Company Subsidiary has or could incur any liability (contingent or otherwise) (whether or not disclosed on Section

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4.10(a) of the Company Disclosure Schedule, collectively, the “Plans”); provided that Section 4.10(a) of the Company Disclosure Schedule shall not include (i) any employment agreement (or offer letter) or individual consulting agreement that, in either case, is consistent in all material respects with the form(s) made available to SPAC, and (ii) any at-will contract or agreement that permit(s) termination of employment or service: (x) by the Company or a Company Subsidiary with no more than thirty (30) day’s advance notice, and (y) without severance or other payment or penalty obligations of the Company or any Company Subsidiary.

(b) With respect to each material Plan subject to the laws of the United States, the Company has made available to SPAC, if applicable (i) a true and complete copy of the current plan document and all amendments thereto and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) a copy of the 2019 filed Internal Revenue Service (“IRS”) Form 5500 annual report and accompanying schedules (or, if not yet filed, the most recent draft thereof), (iv) copies of the most recently received IRS determination, opinion or advisory letter for each such Plan, and (v) any material non-routine correspondence from any Governmental Authority with respect to any Plan within the past three (3) years. Neither the Company nor any Company Subsidiary has, as of the date hereof, any express commitment to modify, change or terminate a Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.

(c) None of the Plans is or was within the past six (6) years, nor does the Company nor any ERISA Affiliate have or reasonably expect to have any liability or obligation under, (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. For purposes of this Agreement, “ERISA Affiliate” shall mean any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code.

(d) Neither the Company nor any Company Subsidiary is nor will be obligated, whether under any Plan or otherwise, to provide any Service Provider with separation pay, severance, termination or similar benefits to any person as a result of the consummation of any Transaction contemplated by this Agreement, nor will the consummation of any such Transaction accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any Service Provider. The consummation of the Transactions contemplated hereby could not reasonably be expected to be the direct or indirect cause of any amount paid or payable by the Company or any Company Subsidiary to any Service Provider being characterized as an “excess parachute payment” under Section 280G of the Code.

(e) None of the Plans provides, nor does the Company nor any Company Subsidiary have any obligation to provide, retiree medical to any current or former Service Provider after termination of employment or service, except as (i) may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder or any analogous state law (“COBRA”), (ii) coverage through the end of the calendar month in which a termination of employment occurs, or (iii) with respect to reimbursement of COBRA premiums.

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(f) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, (i) each Plan is and has been within the past six (6) years in compliance in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, (ii) the Company and its ERISA Affiliates have performed all obligations required to be performed by them under, are not in default under or in violation of, and have no knowledge of any default or violation by any party to, any Plan, and (iii) no Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.

(g) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has (i) timely received a favorable determination letter from the IRS covering all of the provisions applicable to the Plan for which determination letters are currently available that the Plan is so qualified and each trust established in connection with such Plan is exempt from federal income Taxation under Section 501(a) of the Code or (ii) is entitled to rely on a favorable opinion letter from the IRS, and to the knowledge of Company, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(h) There has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) nor any reportable event (within the meaning of Section 4043 of ERISA) with respect to any Plan that, in any case, would reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect. Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, there have been no acts or omissions by the Company or any ERISA Affiliate thereof that have given or would reasonably be expected to give rise to any fines, penalties, Taxes or related charges under Sections 502 or 4071 of ERISA or Section 511 or Chapter 43 of the Code for which the Company or any such ERISA Affiliate may be liable.

(i) All contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due or properly accrued on the consolidated financial statements of the Company and the Company Subsidiaries, except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect.

(j) Except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect, the Company and each Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (each, a “Health Plan”) is and has been during the past three years in compliance with the Patient Protection and Affordable Care Act of 2010 (“PPACA”), and no event has occurred, and no condition or circumstance exists, that would reasonably be expected to subject the Company, any ERISA Affiliate or any Health Plan to any such liability for penalties or excise Taxes under Code Sections 4980D or 4980H or any other provision of the PPACA.

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(k) Each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code has been administered and operated, in all material respects, in compliance with the provisions of Section 409A of the Code and the Treasury Regulations thereunder, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could reasonably be expected to be incurred by a participant in any such Plan.

(l) The Company and its ERISA Affiliates have timely made all contributions and satisfied all obligations with respect to any statutory plan, program or arrangement that is required under applicable Laws and maintained by any Governmental Authority covering current or former Service Providers, except as would not reasonably be expected to, individually or in the aggregate, constitute a Company Material Adverse Effect.

4.11 Labor and Employment Matters.

(a) The Company has made available to SPAC a true, correct and complete list of all employees of the Company or any Company Subsidiary as of the date hereof and sets forth for each such individual the following: (i) name and employing entity; (ii) title or position and location of employment; (iii) current annualized base salary or (if paid on an hourly basis) hourly rate of pay; and (iv) commission, bonus or other incentive-based compensation eligibility.

(b) No employee or other Service Provider of the Company or any Company Subsidiary is represented by a labor union, works council, trade union, or similar representative of employees with respect to their employment with the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary is a party to, subject to, or bound by a collective bargaining agreement, collective agreement, or any other contract or agreement with a labor union, works council, trade union, or similar representative of employees. There are no, and since January 1, 2018 there have not been any, strikes, lockouts or work stoppages existing or, to the Company’s knowledge, threatened, with respect to any employees or other Service Providers or the Company or any Company Subsidiaries and there have been no union certification or representation petitions or demands with respect to the Company or any Company Subsidiaries or any of their employees or other Service Providers and, to the Company’s knowledge, no union organizing campaign or similar effort is pending or threatened with respect to the Company, any Company Subsidiaries, or any of their employees or other Service Providers.

(c) Except as set forth on Schedule 4.11(c) of the Company Disclosure Schedule, there are no material Actions pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary by or on behalf of any of their respective current or former employees or other Service Providers.

(d) The Company and the Company Subsidiaries are and have been since January 1, 2018 in compliance in all material respects with all applicable Laws relating to labor and employment, including all such Laws regarding employment practices, employment discrimination, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988 and any similar state or local Laws), immigration, meal and rest breaks, pay equity, workers’ compensation, family and medical leave and all other employee leaves, recordkeeping, classification of employees and independent contractors, wages and hours, pay checks and pay stubs, employee seating, anti-harassment and anti-retaliation (including all such Laws relating to the prompt and thorough investigation and remediation of any complaints) and occupational safety and health requirements. Each employee

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of the Company and each Company Subsidiary and any other individual who has provided services with respect to the Company or any Company Subsidiary has been paid (and as of the Acquisition Closing will have been paid) all material wages, bonuses, compensation and other sums owed and due to such individual as of such date.

4.12 Real Property; Title to Assets.

(a) The Company does not own any real property.

(b) Section 4.12(b) of the Company Disclosure Schedule lists as of the date of this Agreement the street address of each parcel of Leased Real Property in respect of which the Company or any Company Subsidiary is required to make payments in excess of $15,000 per month, and sets forth a list, as of the date of this Agreement, of each lease, sublease, and license pursuant to which the Company or any Company Subsidiary leases, subleases or licenses any real property and pursuant to which the Company or any Company Subsidiary is required to make payments in excess of $15,000 per month (each, a “Lease”), with the name of the lessor and the date of the Lease in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to SPAC. There are no leases, subleases, sublicenses, concessions or other contracts granting to any person other than the Company or Company Subsidiaries the right to use or occupy any Leased Real Property, and (i) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Other than due to any actions taken due to any COVID-19 Measures, there are no contractual or legal restrictions that preclude or restrict the ability of the Company or any Company Subsidiary to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(d) Each of the Company and the Company Subsidiaries has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

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4.13 Intellectual Property.

(a) Section 4.13 of the Company Disclosure Schedule contains, as of the date of this Agreement, a true, correct and complete list of all: (i) Registered Intellectual Property constituting Company-Owned IP (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar), (ii) all contracts or agreements to use any Company-Licensed IP, including for the Software or Business Systems of any other person (other than (A) agreements for unmodified, commercially available, “off-the-shelf” Software, (B) commercially available service agreements to Business Systems, (C) agreements with employees or contractors of the Company that contain customary licenses related to use “background IP” or “pre-existing IP” incorporated by such employees or contractors into work product developed for the Company, (D) non-exclusive licenses granted to the Company by customers or distributors in the ordinary course of business, or (E) feedback and similar licenses that are not material to the business); and (iii) any Software or Business Systems constituting Company-Owned IP that are material to the business of the Company or any Company Subsidiary as currently conducted or as contemplated to be conducted as of the date hereof. To the Company’s knowledge, the Company IP is sufficient in all material respects for the conduct of the business of the Company and the Company Subsidiaries as currently conducted.

(b) Except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole, the Company or one of the Company Subsidiaries solely owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company-Owned IP and has the right to use pursuant to a valid and enforceable written contract or license, all Company-Licensed IP (provided, however, that the foregoing shall not be interpreted to be a representation regarding non-infringement). All Registered Intellectual Property constituting Company-Owned IP is subsisting and, to the knowledge of the Company, valid and enforceable.

(c) The Company and each of its applicable Company Subsidiaries have taken and take reasonable actions to maintain, protect and enforce Company-Owned IP rights, including the secrecy, confidentiality and value of its trade secrets and other Confidential Information of the Company or any Company Subsidiary. To the knowledge of the Company, neither the Company nor any Company Subsidiary has disclosed any trade secrets or other material Confidential Information that relates to the Products or is otherwise material to the business of the Company and any applicable Company Subsidiaries to any other person other than (i) pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information or (ii) intentionally in the ordinary course of business, through marketing materials made available by the Company or a Company Subsidiary, which such marketing materials do not contain trade secrets of the Company or any Company Subsidiary or any other sensitive or proprietary information of the Company or any Company Subsidiary.

(d) Except as set forth on Section 4.13(d) of the Company Disclosure Schedule, (i) Since January 1, 2018, there have been no claims filed and served, against the Company or any Company Subsidiary in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP (other than office actions received from the US Patent and Trademark Office and its foreign counterparts in the course of registering any Company-Owned IP), or (B) alleging any infringement, misappropriation

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of, or other violation by the Company or any Company Subsidiary of, any Intellectual Property rights of other persons (including any unsolicited demands or offers to license any Intellectual Property rights from any other person); (ii) to the Company’s knowledge, the operation of the business of the Company and the Company Subsidiaries (including the Products) (has not and does not infringe, misappropriate or violate such Intellectual Property of other persons; (iii) to the Company’s knowledge, no other person has infringed, misappropriated or violated any of the Company-Owned IP; and (iv) since January 1, 2018, neither the Company nor any of the Company Subsidiaries has received written notice of any of the foregoing or received any formal written opinion of counsel regarding the foregoing.

(e) Except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole, all persons who have contributed, developed or conceived any material Company-Owned IP have executed valid and enforceable written agreements with the Company or one of the Company Subsidiaries substantially in the form(s) made available to Merger Sub or SPAC and pursuant to which such persons assigned to the Company or the applicable Company Subsidiary all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such person in the course of and related to his, her or its relationship with the Company or the applicable Company Subsidiary, without further consideration or any restrictions or obligations whatsoever, including on the use or other disposition or ownership of such Intellectual Property.

(f) The Company and Company Subsidiaries do not use and have not used any Open Source Software in a manner that would obligate the Company to license or provide the source code to any of the Software constituting Company-Owned IP for the purpose of making derivative works, or to make available for redistribution to any person the source code to any of the Software constituting Company-Owned IP at no or minimum charge.

(g) Except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries maintain commercially reasonable disaster recovery, business continuity and risk assessment plans, procedures and facilities, including by implementing systems and procedures designed to (i) provide continuous monitoring and alerting of any problems or issues with the Business Systems owned by the Company and the Company Subsidiaries, and (ii) monitor network traffic for threats and scan and assess vulnerabilities in the Business Systems owned by the Company and the Company Subsidiaries. There has not been any material failure with respect to any of the Business Systems that has materially disrupted the business of the Company or has caused a widespread outage of the Products for any period of time.

(h) The Company and each of the Company Subsidiaries since January 1, 2018, have complied in all material respects with: (i) all Privacy/Data Security Laws applicable to the Company or a Company Subsidiary, (ii) any applicable external privacy policies of the Company and/or the Company Subsidiary, respectively, concerning the collection, dissemination, storage or use of Personal Information, including any privacy policies or disclosures posted to websites or other media maintained or published by the Company or a Company Subsidiary, (iii) all contractual commitments that the Company or any Company Subsidiary has entered into with respect to privacy and/or data security, and (iv) PCI DSS (collectively, the “Data Security Requirements”). The Company does not sell Personal Information (as contemplated by the

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CCPA). The Company’s and the Company Subsidiaries’ employees receive reasonable training on information security issues to the extent required by Privacy/Data Security Laws. To the Company’s knowledge, there are no Disabling Devices in any of the Business Systems or Product components. Since January 1, 2018 to the date hereof, neither the Company nor any of the Company Subsidiaries has (x) to the Company’s knowledge, experienced any material data security breaches, material unauthorized access or use of any of the Business Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption or alteration of any Business Data or Personal Information or (y) received written notice of any audits, proceedings or investigations by any Governmental Authority, or received any written claims or complaints regarding the collection, dissemination, storage, use, or other processing of Personal Information, or the violation of any applicable Data Security Requirements. Neither the Company nor any of the Company Subsidiaries has provided or, to the Company’s knowledge, been legally required to provide any notice to data owners in connection with any unauthorized access, use or disclosure or other processing of Personal Information.

(i) The Company and/or one of the Company Subsidiaries (i) exclusively owns and possesses all right, title and interest in and to the Business Data constituting Company-Owned IP free and clear of any restrictions other than those imposed by applicable Privacy/Data Security Laws, and (ii) with respect to Business Data that does not constitute Company-Owned IP, has the right to use, exploit, publish, reproduce, distribute, license, sell, and create derivative works of such Business Data, in whole or in part, in the manner in which the Company and the Company Subsidiaries receive and use such Business Data prior to the Acquisition Closing Date. The Company and the Company Subsidiaries are not subject to any contractual requirements, privacy policies, or other legal obligations, including based on the Transactions, that would prohibit the Surviving Corporation, the Surviving Subsidiary Corporation or such Company Subsidiaries, as applicable, from receiving or using Personal Information or other Business Data after the Acquisition Closing Date, in the same manner in which the Company or such Company Subsidiaries receive and use such Personal Information and other Business Data prior to the Acquisition Closing Date.

(j) Neither the Company nor any Company Subsidiary is, nor has it ever been, a member or promoter of, or a contributor to, any industry standards body or similar standard setting organization that could require or obligate the Company or any Company Subsidiary to grant or offer to any other person any license or right to any Company-Owned IP.

4.14 Taxes.

(a) The Company and the Company Subsidiaries: (i) have duly filed (taking into account any extension of time within which to file) all material Tax Returns they are required to file as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that they are otherwise obligated to pay, except with respect to current period Taxes that are not yet due and payable or otherwise being contested in good faith and for which adequate reserves in accordance with GAAP have been established in the Financial Statements, and no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to them; (iii) with respect to all material Tax Returns filed by or with respect to them, have not waived any statute of limitations with respect to the assessment of any

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Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which such waiver or extension remains in effect; and (iv) do not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending, asserted or proposed or threatened in writing.

(b) Neither the Company nor any Company Subsidiary is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case, other than (i) an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes, or (ii) an agreement among only the Company and the Company Subsidiaries.

(c) Neither the Company nor any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Acquisition Closing Date as a result of any: (i) adjustment under Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) by reason of a change in method of accounting or otherwise prior to the Acquisition Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Acquisition Closing; (iii) installment sale or open transaction disposition made prior to the Acquisition Closing; (iv) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Acquisition Closing; or (v) prepaid amount received prior to the Acquisition Closing outside the ordinary course of business.

(d) Each of the Company and the Company Subsidiaries has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the reporting, payment, and withholding of Taxes.

(e) Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which the Company is the common parent or of which the Company and the Company Subsidiaries are the only members).

(f) Neither the Company nor any Company Subsidiary has any material liability for the Taxes of any person (other than the Company or any Company Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract or otherwise (other than, in each case, liabilities for Taxes pursuant to an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes).

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(g) Neither the Company nor any Company Subsidiary has (i) any request for a material ruling in respect of Taxes pending between the Company or any Company Subsidiary, on the one hand, and any Tax authority, on the other hand or (ii) entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements with a Taxing authority in respect of material Taxes, in each case, that will be in effect after the Acquisition Closing.

(h) Neither the Company nor any Company Subsidiary has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement.

(i) Neither the Company nor any Company Subsidiary has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing or, to the knowledge of the Company or any Company Subsidiary, has threatened to assert against the Company or any Company Subsidiary any deficiency or claim for material Taxes.

(k) There are no Tax liens upon any assets of the Company or any of the Company Subsidiaries except for Permitted Liens.

(l) Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m) Neither the Company nor any Company Subsidiary: (i) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (ii) has received written notice from a non-United States Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) Neither the Company nor any Company Subsidiary has received written notice of any claim from a Tax authority in a jurisdiction in which the Company or such Company Subsidiary does not file Tax Returns stating that the Company or such Company Subsidiary is or may be subject to material Taxation in such jurisdiction.

(o) Section 4.14(o) of the Company Disclosure Schedule sets forth with respect to each Company Subsidiary, (A) the country in which it is organized and (B) its tax classification for U.S. federal income tax purposes.

(p) As of the date hereof, to the knowledge of the Company, there are no current facts or circumstances that could reasonably be expected to prevent or impede (i) the Domestication Merger from qualifying as a “reorganization” within the meaning of 368(a)(1)(F) of the Code or (ii) the Acquisition Merger from qualifying as a “reorganization” within the

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meaning of Section 368(a) of the Code. Neither the Company nor any Company Subsidiary has taken any action, or has any current plan, intention or obligation to take any action, that could reasonably be expected to prevent or impede (i) the Domestication Merger from qualifying as a “reorganization” within the meaning of 368(a)(1)(F) of the Code or (ii) the Acquisition Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.15 Environmental Matters. (a) Neither the Company nor any of the Company Subsidiaries has violated since January 1, 2018, nor is it in violation of, applicable Environmental Law, including all material registration, recordkeeping, and other obligations required to generate, hold, trade, and sell Environmental Attributes; (b) to the Company’s knowledge, none of the properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) is contaminated with any Hazardous Substance which requires reporting, investigation, remediation, monitoring or other response action by the Company or any Company Subsidiary pursuant to applicable Environmental Laws, or which could give rise to a liability of the Company or any Company Subsidiary under Environmental Laws; (c) to the Company’s knowledge, none of the Company or any of the Company Subsidiaries is actually, potentially or allegedly liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) each of the Company and each Company Subsidiary has all material permits, licenses and other authorizations required of the Company and under applicable Environmental Law (“Environmental Permits”); (e) each of the Company and each Company Subsidiary, and their Products, are in compliance with Environmental Laws and Environmental Permits; and (f) neither the Company nor any Company Subsidiary is the subject of any pending or threatened Action alleging any violation or, or liability under, Environmental Laws, except in each case of the foregoing as would not reasonably be expected to have a Company Material Adverse Effect. The Company has provided all environmental site assessments, reports, studies or other evaluations in its possession or reasonable control relating to any properties currently or formerly owned, leased or operated by the Company or any Company Subsidiary.

4.16 Material Contracts.

(a) Section 4.16(a) of the Company Disclosure Schedule contains a true and complete list, as of the date of this Agreement, of each of the following types of contracts and agreements (whether written or oral) to which the Company or any Company Subsidiary is a party or bound (such contracts and agreements as are required to be set forth Section 4.16(a) of the Company Disclosure Schedule, excluding any Plan listed on Section 4.10(a) of the Company Disclosure Schedule, being the “Material Contracts”):

(i) all contracts and agreements with consideration paid or payable to the Company or any of the Company Subsidiaries of more than $1,000,000, in the aggregate, over any 12-month period;

(ii) all contracts and agreements with Suppliers to the Company or any Company Subsidiary, including those relating to the design, development, manufacture or sale of Products of the Company or any Company Subsidiary, for expenditures paid or payable by the Company or any Company Subsidiary of more than $1,000,000, in the aggregate, over any 12-month period;

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(iii) all management contracts (excluding contracts for employment) and contracts with other consultants, in each case, with compensation paid or payable by the Company or any Company Subsidiary of more than $100,000, in the aggregate, over any 12-month period;

(iv) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Company Subsidiary is a party that provide for payments by the Company or any Company Subsidiary or to the Company or any Company Subsidiary in excess of $1,000,000, in the aggregate, over any 12-month period;

(v) all contracts or agreements involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Company Subsidiary or income or revenues related to any Product of the Company or any Company Subsidiary to which the Company or any Company Subsidiary is a party;

(vi) all contracts and agreements evidencing indebtedness for borrowed money and any pledge agreements, security agreements or other collateral agreements in which the Company or any Company Subsidiary granted to any person a security interest in or lien on any of the property or assets of the Company or any Company Subsidiary, and all agreements or instruments guarantying the debts or other obligations of any person, in each case, in an amount greater than $1,000,000;

(vii) all partnership, joint venture or similar agreements (excluding any partnership agreement or similar agreement of any wholly-owned Company Subsidiary);

(viii) all contracts and agreements with any Governmental Authority to which the Company or any Company Subsidiary is a party that involve payments by the Company or any Company Subsidiaries in excess of $500,000, in the aggregate, over any 12-month period;

(ix) all contracts and agreements that materially limit, or purport to materially limit, the ability of the Company or any Company Subsidiary to compete in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(x) all contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Company Subsidiary that relates to the Company, any Company Subsidiary or their respective business;

(xi) all contracts and agreements relating to the purchase of engineering or design services that involve more than $1,000,000, other than those contracts and agreements under which no further services are due;

(xii) all leases or master leases of personal property reasonably likely to result in annual payments of $1,000,000 or more in a 12-month period;

(xiii) all contracts involving use of any Company-Licensed IP required to be listed in Section 4.13(a)(ii) of the Company Disclosure Schedule;

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(xiv) all contracts which involve the license or grant of rights by the Company or any Company Subsidiary to a third party of material Company-Owned IP other than (A) agreements with contractors of the Company or any Company Subsidiary to use Company-Owned IP to the extent necessary for such contractor’s performance of services for the Company or any Company Subsidiary, (B) non-exclusive licenses granted to Company’s customers in the ordinary course, (C) non-disclosure agreements entered into in the ordinary course or (D) non-exclusive licenses that are merely incidental to the transaction contemplated in such license, including contracts that include an incidental license to use the trademarks of the Company for marketing or advertising purposes;

(xv) all contracts or agreements under which the Company or any Company Subsidiary has agreed to purchase goods or services from a vendor, Supplier or other person on a preferred supplier or “most favored supplier” basis;

(xvi) all agreements for the development of material Company-Owned IP that is embodied in or distributed with a Product or otherwise material Company-Owned IP for the benefit of the Company (other than employee invention assignment and confidentiality agreements and consulting agreements entered into on the Company’s standard forms of such agreements made available to SPAC);

(xvii) all contracts and agreements that relate to the direct or indirect acquisition or the disposition of any securities or business (whether by merger, sale of stock, sale of assets or otherwise) in each case, involving payments of $1,000,000 or more, other than contracts and agreements in which the applicable acquisition or disposition has been consummated and there are no material obligations ongoing;

(xviii) all contracts and agreements relating to a Company Interested Party Transaction; and

(xix) all contracts and agreements involving any resolution or settlement of any actual or threatened Action or other dispute which require payment in excess of $1,000,000 or impose continuing obligations on the Company or any Company Subsidiary, including injunctive or other non-monetary relief.

(b) (i) each Material Contract is a legal, valid and binding obligation of the Company or the Company Subsidiaries (as applicable) and, to the knowledge of the Company, the other parties thereto, subject to the Remedies Exceptions, and neither the Company nor any Company Subsidiary is in breach or violation of, or default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or default under, any Material Contract; and (iii) the Company and the Company Subsidiaries have not received any notice or claim of any such breach, violation or default under any such Material Contract, in each case of the foregoing except for any such conflicts, breaches, defaults or other occurrences which would not be expected to be material to the Company and the Company Subsidiaries, taken as a whole. The Company has made available to SPAC true and complete copies of all Material Contracts, including any amendments thereto that are material in nature.

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4.17 Customers, Vendors and Suppliers. Section 4.17 of the Company Disclosure Schedule sets forth (i) the top ten (10) customers of the Company for the 12-month period ended December 31, 2020 (based upon aggregate consideration paid to the Company for goods or services rendered since December 31, 2020) (collectively, the “Material Customers”), (ii) fleet managers of the Company that received payment from the Company or any Company Subsidiary in excess of $200,000 in the aggregate for the 12-month period ended December 31, 2020 (collectively, the “Material Fleet Managers”) and (ii) the top ten (10) suppliers of the Company for the 12-month period ended December 31, 2020 (based upon the aggregate consideration paid by the Company for goods or services rendered for the 12-month period ended December 31, 2020) (collectively, the “Material Suppliers”). To the knowledge of the Company as of the date of this Agreement, there is no present intent, and the Company has not received written notice that, any Material Customer, Material Fleet Manager or Material Supplier will discontinue or materially alter its relationship with the Company.

4.18 Insurance.

(a) Section 4.18(a) of the Company Disclosure Schedule sets forth with respect to each material insurance policy under which the Company or any Company Subsidiary is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer and the principal insured, (ii) the policy number and the policy type, (iii) the period and limits of coverage and (iv) the premium most recently charged.

(b) Except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole, with respect to each material insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy, nor has there been any failure to give notice of or present any claim under such policies in a due and timely fashion; (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation; (iv) all deductible or self-insured retention amounts, as applicable, are commercially reasonable and (v) neither the Company nor any of the Company Subsidiaries has received any disclaimer of coverage, other than reservation rights notices received in the ordinary course of business.

(c) The Company maintains, and has maintained, since February 1, 2019, insurance policies and coverage in such amounts and against such risk (i) as is reasonable and customary, (ii) as is sufficient for compliance with all contracts to which the Company or any Company Subsidiary is a party or by which it is bound, (iii) as is sufficient for compliance with all applicable Laws, and (iv) as is sufficient to cover the expected liabilities of the Company and the Company Subsidiaries.

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4.19 Board Approval; Vote Required.

(a) The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (i) determined that this Agreement and the Transactions (including the Mergers) are fair to, and in the best interests of, the Company and its stockholders, (ii) approved and adopted this Agreement and the Transactions (including the Mergers) and declared their advisability, and (iii) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Transactions (including the Mergers) and directed that this Agreement and the Transactions (including the Mergers) be submitted for consideration by the Company’s stockholders. The Requisite Company Stockholder Approval is the only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered, would qualify as the Requisite Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.

(b) The Holdings Board, by resolutions duly adopted by written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Domestication Merger are fair to, and in the best interests of, Holdings and its sole stockholder, (ii) approved and adopted this Agreement and the Transactions (including the Domestication Merger and the Private Placements) and declared their advisability, and (iii) recommended that the sole stockholder of Holdings approve and adopt this Agreement and approve the Transactions (including the Domestication Merger and the Private Placements) and directed that this Agreement and the Transactions (including the Domestication Merger and the Private Placements) be submitted for consideration by the sole stockholder of Holdings. The only votes of the holders of any class or series of capital stock or membership interests of Holdings that are necessary to approve this Agreement, the Domestication Merger and the other Transactions is the affirmative vote of the sole stockholder of Holdings Common Stock.

4.20 Certain Business Practices.

(a) Since January 1, 2017, none of the Company, any Company Subsidiary, any of their respective directors or officers, or to the Company’s knowledge, employees or agents, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of any applicable Anti-Corruption Law; or (iii) made any payment in the nature of criminal bribery.

(b) Since January 1, 2017, none of the Company, any Company Subsidiary, any of their respective directors or officers, or to the Company’s knowledge, employees or agents (i) is or has been a Sanctioned Person; (ii) has transacted business with or for the benefit of any Sanctioned Person or has otherwise violated applicable Sanctions; or (iii) has violated any Ex-Im Laws.

(c) There are no, and since January 1, 2017, there have not been, any internal or external investigations, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by the Company, any Company Subsidiary, or any of their respective officers, directors, employees, or agents with respect to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws.

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4.21 Interested Party Transactions; Side Letter Agreements.

(a) Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Company or any Company Subsidiary, to the Company’s knowledge, has or has had, directly or indirectly: (i) an economic interest in any Material Customer, Material Fleet Manager or Material Supplier, (ii), a beneficial interest in any contract or agreement disclosed in Section 4.16(a) of the Company Disclosure Schedule; or (iii) any contractual or other arrangement with the Company or any Company Subsidiary, other than customary indemnity arrangements (each, a “Company Interested Party Transaction”); provided, however, that for clarity, no disclosure shall be required under this Section 4.21 with respect to any matter set forth in the foregoing clauses (i) through (iii) involving any portfolio company of any venture capital, private equity, angel or strategic investor in the Company (except to the extent such disclosure would be required pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.) The Company and the Company Subsidiaries have not, since January 1, 2018, (x) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (y) materially modified any term of any such extension or maintenance of credit. There are no contracts or arrangements between the Company or any of the Company Subsidiaries and any family member of any director, officer or other affiliate of the Company or any of the Company Subsidiaries.

(b) Section 4.21(b) of the Company Disclosure Schedule sets forth a true and complete list of all transactions, contracts, side letters, arrangements or understandings between the Company or any Company Subsidiary, on the one hand, and any other person, on the other hand, which grant or purport to grant any board observer or management rights (collectively, the “Side Letter Agreements”).

(c) Effective as of the Acquisition Closing, the Company Voting Agreement, the Investors’ Rights Agreement, the Right of First Refusal and Co-Sale Agreement and, except as set forth on Section 4.21(c) of the Company Disclosure Schedule, each Side Letter Agreement shall each terminate pursuant to their terms and shall be of no further force or effect.

4.22 Exchange Act. Neither the Company nor any Company Subsidiary is currently (nor has it previously been) subject to the requirements of Section 12 of the Exchange Act.

4.23 Brokers. Except for Credit Suisse Securities (USA) LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or Holdings. The Company has provided SPAC with a true and complete copy of all contracts, agreements and arrangements including its engagement letter, between the Company and Credit Suisse Securities (USA) LLC, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

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4.24 Product Warranty; Products Liability.

(a) To the knowledge of the Company, all of the Products conform with all applicable contractual commitments and express and implied warranties in all material respects. To the knowledge of the Company, all Products comply with all industry and trade association standards and legal requirements, if any, applicable to such Products, including consumer product, manufacturing, labeling, quality and safety Laws of the United States and each state in which the Company or any Company Subsidiary makes the Products available and each other jurisdiction (including foreign jurisdictions) in which the Company or any Company Subsidiary makes the Products available, in each case directly or indirectly through any reseller or distributor, in each case other than those that, individually or in the aggregate, have not and would not reasonably be expected to have a Company Material Adverse Effect. None of the Products currently offered by the Company or in use has been subject to a recall and, to the knowledge of the Company, no facts or circumstances exist which, given the passage of time, would reasonably be expected to result in a recall, in each case, except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole.

(b) There are no existing or, to the Company’s knowledge, threatened product liability claims against the Company for Products which are defective and, to the Company’s knowledge, no facts or circumstances exist which, given the passage of time, would reasonably be expected to result in a product liability claim against the Company for Products currently offered by the Company or in use which are defective, in each case, except as would not be material to the Company or any of the Company Subsidiaries, taken as a whole. The Company has not received any Governmental Order stating that any Product is defective or unsafe or fails to meet any standards promulgated by any such Governmental Authority.

4.25 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule) or in the corresponding representations and warranties contained in the certificate delivered by the Company pursuant to Section 8.02(c), each of the Company and Holdings hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, Holdings, their respective affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to SPAC, its affiliates or any of their respective Representatives by, or on behalf of, the Company or Holdings, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company or Holdings pursuant to this Agreement, none of the Company, Holdings nor any other person on behalf of the Company or Holdings has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to SPAC, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to SPAC, its affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed.

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ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SPAC AND MERGER SUB

Except as set forth in the SPAC SEC Reports or SPAC’s disclosure schedule delivered by SPAC in connection with this Agreement (the “SPAC Disclosure Schedule”) (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SPAC SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements,” “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a SPAC SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization), Section 5.03 (Capitalization) and Section 5.04 (Authority Relative to This Agreement)) and assuming the truth and correctness of the representations and warranties of the Company set forth in Article IV solely with respect to Holdings, SPAC hereby represents and warrants to the Company and Holdings as follows:

5.01 Corporate Organization.

(a) Except to the extent expressly contemplated by the Transactions (including the Domestication Merger), each of SPAC and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Except to the extent expressly contemplated by the Transactions (including the Domestication Merger), each of SPAC and Merger Sub is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) Merger Sub is the only subsidiary of SPAC. Except for Merger Sub, SPAC does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

5.02 Organizational Documents. As of the date hereof, each of SPAC and Merger Sub has furnished to the Company complete and correct copies of the SPAC Organizational Documents and the Merger Sub Organizational Documents. Except to the extent expressly contemplated by the Transactions (including the Domestication Merger), the SPAC Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither SPAC nor Merger Sub is in violation of any of the provisions of the SPAC Organizational Documents and the Merger Sub Organizational Documents.

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5.03 Capitalization.

(a) As of the date of this Agreement, the authorized share capital of SPAC consists of (i) 500,000,000 SPAC Class A Ordinary Shares, (ii) 50,000,000 SPAC Founders Shares and (iii) 5,000,000 preference shares, par value $0.0001 per share (“SPAC Preferred Stock”). As of the date of this Agreement (iv) 31,625,000 SPAC Class A Ordinary Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (v) 7,906,250 SPAC Founders Shares are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (vi) no SPAC Class A Ordinary Shares or SPAC Founders Shares are held in the treasury of SPAC, (vii) 11,875,000 SPAC Warrants are issued and outstanding, and (viii) 11,875,000 SPAC Class A Ordinary Shares are reserved for future issuance pursuant to the SPAC Warrants. As of the date of this Agreement, there are no shares of SPAC Preferred Stock issued and outstanding. Prior to the Domestication Merger, each SPAC Warrant is exercisable for one SPAC Class A Ordinary Share at an exercise price of $11.50, subject to the terms of such SPAC Warrant and the SPAC Warrant Agreement.

(b) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 10,000 shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”). As of the date hereof, 10,000 shares of Merger Sub Common Stock are issued and outstanding. All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by SPAC free and clear of all Liens, other than transfer restrictions under applicable securities laws and the Merger Sub Organizational Documents.

(c) All outstanding SPAC Units, SPAC Class A Ordinary Shares, SPAC Founders Shares and SPAC Warrants have been issued and granted in compliance in all material respects with all applicable securities laws and other applicable Laws.

(d) Except for the Subscription Agreements, this Agreement, the SPAC Warrants (including any SPAC Warrants issued as repayment for any loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions) and the SPAC Founders Shares, SPAC has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of SPAC or obligating SPAC to issue or sell any shares of capital stock of, or other equity interests in, SPAC. All shares of Surviving Corporation Class A Common Stock and Surviving Corporation Class B Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Neither SPAC nor any subsidiary of SPAC is a party to, or otherwise bound by, and neither SPAC nor any subsidiary of SPAC has granted, any equity appreciation rights, participations, phantom equity or similar rights. Except for the Letter Agreement and the SPAC Founders Stock Letter, SPAC is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of SPAC Class A Ordinary Shares (or, following the Domestication Merger, shares of Surviving Corporation Class A Common Stock) or any of the equity interests or other securities of SPAC or any of its Subsidiaries. Except with respect to the

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Redemption Rights and the SPAC Warrants and pursuant to the SPAC Founders Stock Letter, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any SPAC Class A Ordinary Shares (or, following the Domestication Merger, shares of Surviving Corporation Class A Common Stock). There are no outstanding contractual obligations of SPAC to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

5.04 Authority Relative to This Agreement. Each of SPAC and Merger Sub have all necessary corporate or company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by each of SPAC and Merger Sub and the consummation by each of SPAC and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of SPAC or Merger Sub are necessary to authorize this Agreement or to consummate the Transactions (other than (a) with respect to the Domestication Merger, the approval of the holders of two thirds of the then-outstanding SPAC Class A Ordinary Shares who, being entitled to so do, vote in person or by proxy at the SPAC Shareholders’ Meeting and by the holders of a majority of the then outstanding shares of Merger Sub Common Stock, and the filing and recordation of appropriate merger documents as required by the DGCL and the Companies Act and (b) with respect to the other Transactions, the approval of the holders of a majority of the then-outstanding SPAC Class A Ordinary Shares who, being entitled to so do, vote in person or by proxy at the SPAC Shareholders’ Meeting,. This Agreement has been duly and validly executed and delivered by SPAC and Merger Sub and constitutes a legal, valid and binding obligation of SPAC or Merger Sub, enforceable against SPAC or Merger Sub in accordance with its terms subject to the Remedies Exceptions. The SPAC Board has approved this Agreement and the Transactions, and such approvals are sufficient so that the restrictions on business combinations set forth in the SPAC Organizational Documents shall not apply to the Mergers, this Agreement, any Ancillary Agreement or any of the other Transactions.

5.05 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by each of SPAC and Merger Sub do not, and the performance of this Agreement by each of SPAC and Merger Sub will not, (i) conflict with or violate the SPAC Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law applicable to each of SPAC or Merger Sub or by which any of their properties or assets are bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of SPAC or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of SPAC or Merger Sub is a party or by which each of SPAC or Merger Sub or any of their properties or assets are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

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(b) The execution and delivery of this Agreement by each of SPAC and Merger Sub do not, and the performance of this Agreement by each of SPAC and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL and the Companies Act and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent SPAC or Merger Sub from performing its material obligations under this Agreement.

5.06 Compliance. Neither SPAC nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to SPAC or Merger Sub or by which any property or asset of SPAC or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which SPAC or Merger Sub is a party or by which SPAC or Merger Sub or any property or asset of SPAC or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect. Each of SPAC and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for SPAC or Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted.

5.07 SEC Filings; Financial Statements; Sarbanes-Oxley.

(a) SPAC has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 7, 2021, together with any amendments, restatements or supplements thereto (collectively, the “SPAC SEC Reports”). SPAC has hereto furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. As of their respective dates, the SPAC SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of any SPAC SEC Report that is a registration statement, or include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of any other SPAC SEC Report.

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(b) Each of the financial statements (including, in each case, any notes thereto) contained in the SPAC SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of SPAC as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which, individually or in the aggregate, have not been, and would not reasonably be expected to be, material). SPAC has no off-balance sheet arrangements that are not disclosed in the SPAC SEC Reports.

(c) Except as and to the extent set forth in the SPAC SEC Reports, neither SPAC nor Merger Sub has any material liability or obligation of a nature (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations arising in the ordinary course of SPAC’s and Merger Sub’s business.

(d) SPAC is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(e) There are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC, and SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) Neither SPAC (including, to the knowledge of SPAC, any employee thereof) nor SPAC’s independent auditors has identified or been made aware of (i) any fraud that involves SPAC’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (ii) as of the date hereof, any claim or allegation regarding any of the foregoing.

(g) As of the date hereof, there are no outstanding comments from the SEC with respect to the SPAC SEC Reports. To the knowledge of SPAC, none of the SPAC SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(h) Notwithstanding anything to the contrary in this Section 5.07, no representation or warranty is made in this Agreement as to the accounting treatment of the SPAC Warrants.

5.08 Business Activities; Absence of Certain Changes or Events.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Organizational Documents, there is no agreement, commitment or Governmental Order binding upon SPAC or to which SPAC is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Acquisition Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

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(b) Except for this Agreement and the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, SPAC has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or have its assets or property subject to, in each case whether directly or indirectly, any contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) Since its organization, Merger Sub has not conducted any business activities other than activities directed toward the accomplishment of the Mergers. Except as set forth in the Merger Sub Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon the Merger Sub or to which the Merger Sub is a party which has had or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Merger Sub or any acquisition of property by Merger Sub or the conduct of business by Merger Sub as currently conducted or as contemplated to be conducted as of the Acquisition Closing other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(d) Merger Sub does not own or has a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(e) Merger Sub was formed solely for the purpose of effecting the Merger and has no, and at all times prior to the Acquisition Merger Effective Time except as contemplated by this Agreement or the Ancillary Agreements, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and the Transactions.

(f) Since January 7, 2021 and on and prior to the date of this Agreement, except as expressly contemplated by this Agreement, (i) SPAC has conducted its business in all material respects in the ordinary course, other than due to any actions taken due to any COVID-19 Measures, (ii) SPAC has not sold, assigned, transferred, permitted to lapse, abandoned, or otherwise disposed of any right, title, or interest in or to any of its material assets, (iii) there has not been a SPAC Material Adverse Effect, and (iv) SPAC has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.02.

5.09 Absence of Litigation. (a) As of the date of this Agreement, there is no Action pending or, to the knowledge of SPAC, threatened against SPAC, or any property or asset of SPAC, before any Governmental Authority, and (b) as of the Acquisition Closing, there is no Action pending or, to the knowledge of SPAC, threatened against SPAC, or any property or asset of SPAC, before any Governmental Authority that would reasonably be expected to have a SPAC Material Adverse Effect. Neither SPAC nor any material property or asset of SPAC is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of SPAC, continuing investigation by, any Governmental Authority.

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5.10 Board Approval; Vote Required.

(a) The SPAC Board, by resolutions duly adopted by a unanimous vote of those voting at a meeting duly called quorate and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions (including the Mergers) are fair to and in the best interests of SPAC, (ii) approved and adopted this Agreement and the Transactions (including the Mergers and the Private Placements) and declared their advisability, (iii) recommended that the shareholders of SPAC approve and adopt this Agreement and approve the Transactions (including the Mergers and Private Placements), and directed that this Agreement and the Transactions (including the Mergers and the Private Placements), be submitted for consideration by the shareholders of SPAC at the SPAC Shareholders’ Meeting.

(b) The only vote of the holders of any class or series of share capital of SPAC necessary to approve the Domestication Merger is the affirmative vote of the holders of two thirds of the outstanding SPAC Class A Ordinary Shares who, being eligible to do so, attend and vote at the SPAC Shareholders’ Meeting and to approve the other Transactions is the affirmative vote of the holders of a majority of the then-outstanding SPAC Class A Ordinary Shares who, being entitled to so do, vote in person or by proxy at the SPAC Shareholders’ Meeting.

(c) The Merger Sub Board, by resolutions duly adopted by unanimous written consent and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Acquisition Merger are fair to, and in the best interests of, Merger Sub and its sole stockholder, (ii) approved and adopted this Agreement and the Transactions (including the Acquisition Merger) and declared their advisability, and (iii) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the Transactions (including the Acquisition Merger) and directed that this Agreement and the Transactions (including the Acquisition Merger) be submitted for consideration by the sole stockholder of Merger Sub.

(d) The only votes of the holders of any class or series of capital stock or membership interests of Merger Sub that are necessary to approve this Agreement, the Acquisition Merger and the other Transactions are the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub Common Stock.

5.11 No Prior Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in Transactions and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement.

5.12 Brokers. Except for Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of SPAC or Merger Sub. SPAC has provided the Company with a true and complete copy of all contracts, agreements and arrangements, including its engagement letters, with Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC, other than those that have expired or terminated and as to which no further services are contemplated thereunder to be provided in the future.

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5.13 SPAC Trust Fund. As of the date of this Agreement, SPAC has no less than $316,250,000 in the trust fund established by SPAC for the benefit of its public shareholders (the “Trust Fund”) (including, if applicable, an aggregate of approximately $11,068,750 of deferred underwriting discounts and commissions being held in the Trust Fund) maintained in a trust account at J.P. Morgan Chase Bank, N.A. (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of January 7, 2021, between SPAC and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. SPAC has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by SPAC or the Trustee. There are no separate contracts, agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied): (i) between SPAC and the Trustee that would cause the description of the Trust Agreement in the SPAC SEC Reports to be inaccurate in any material respect; or (ii) that would entitle any person (other than shareholders of SPAC who shall have elected to redeem their Surviving Corporation Class A Common Stock pursuant to the SPAC Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Acquisition Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the SPAC Organizational Documents. To SPAC’s knowledge, as of the date of this Agreement, following the Acquisition Merger Effective Time, no shareholder of SPAC shall be entitled to receive any amount from the Trust Account except to the extent such shareholder is exercising its Redemption Rights. There are no Actions pending or, to the knowledge of SPAC, threatened in writing with respect to the Trust Account. Upon consummation of the Mergers and notice thereof to the Trustee pursuant to the Trust Agreement, SPAC shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to SPAC as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of SPAC due and owing or incurred at or prior to the Acquisition Merger Effective Time shall be paid as and when due, including all amounts payable (i) to shareholders of SPAC who shall have exercised their Redemption Rights, (ii) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (iii) to the Trustee for fees and costs incurred in accordance with the Trust Agreement, and (iv) to third parties (e.g., professionals, printers, etc.) who have rendered services to SPAC in connection with its efforts to effect the Mergers. As of the date hereof, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to SPAC at the Acquisition Merger Effective Time.

5.14 Employees. SPAC and Merger Sub each have no (and have not at any point had any) employees on their payroll, and have not retained any contractors, other than consultants and advisors in the ordinary course of business. Other than reimbursement of any out-of-pocket expenses incurred by SPAC’s officers and directors in connection with activities on SPAC’s behalf in an aggregate amount not in excess of the amount of cash held by SPAC outside of the Trust

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Account, SPAC has no unsatisfied material liability with respect to any officer or director. SPAC and Merger Sub have never and do not currently maintain, sponsor, or contribute to any Employee Benefit Plan. Neither the execution and delivery of this Agreement nor the consummation of the Transactions contemplated hereunder (either alone or upon the occurrence of any additional or subsequent events or the passage of time) will (i) cause any compensatory payment or benefit, including any retention, bonus, fee, distribution, remuneration, or other compensation payable to any Person who is or has been an employee of or independent contractor to SPAC (other than fees paid to consultants, advisors, placement agents or underwriters engaged by SPAC in connection with its initial public offering or this Agreement and the Transactions) to increase or become due to any such Person or (ii) result in forgiveness of indebtedness with respect to any employee of SPAC.

5.15 Taxes.

(a) SPAC and Merger Sub: (i) have duly filed (taking into account any extension of time within which to file) all material Tax Returns they are required to file as of the date hereof and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that they are otherwise obligated to pay, except with respect to current period Taxes that are not yet due and payable or otherwise being contested in good faith and for which adequate reserves in accordance with GAAP have been established in the financial statements contained in the SPAC SEC Reports , and no material penalties or charges are due with respect to the late filing of any Tax Return required to be filed by or with respect to them; (iii) with respect to all material Tax Returns filed by or with respect to them, have not waived any statute of limitations with respect to the assessment of any Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which such waiver or extension remains in effect; and (iv) do not have any deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending, asserted or proposed or threatened in writing.

(b) Neither SPAC nor Merger Sub is a party to, is bound by or has any obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses) or has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment, in each case, other than an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes.

(c) Neither SPAC nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Acquisition Closing Date as a result of any: (i) adjustment under Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) by reason of a change in method of accounting or otherwise prior to the Acquisition Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed prior to the Acquisition Closing; (iii) installment sale or open transaction disposition made prior to the Acquisition Closing; (iv) intercompany transaction or any excess loss account

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described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax law) entered into or created prior to the Acquisition Closing; or (v) prepaid amount received prior to the Acquisition Closing outside the ordinary course of business.

(d) Each of SPAC and Merger Sub has withheld and paid to the appropriate Tax authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable laws, rules and regulations relating to the reporting, payment, and withholding of Taxes.

(e) Neither SPAC nor Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group of which SPAC is the common parent).

(f) Neither SPAC nor Merger Sub has any material liability for the Taxes of any person (other than SPAC or Merger Sub) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law), as a transferee or successor, by contract or otherwise (other than, in each case, liabilities for Taxes pursuant to an agreement, contract, arrangement or commitment entered into in the ordinary course of business and the primary purpose of which does not relate to Taxes).

(g) Neither SPAC nor Merger Sub has (i) any request for a material ruling in respect of Taxes pending between SPAC or Merger Sub, on the one hand, and any Tax authority, on the other hand or (ii) entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreements with a Taxing authority in respect of material Taxes, in each case, that will be in effect after the Acquisition Closing.

(h) Neither SPAC nor Merger Sub has been either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying or intended to qualify for tax-free treatment, in whole or in part, under Section 355 of the Code in the two years prior to the date of this Agreement.

(i) Neither SPAC nor Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

(j) Neither the IRS nor any other U.S. or non-U.S. taxing authority or agency has asserted in writing or, to the knowledge of SPAC, has threatened to assert against SPAC or Merger Sub any deficiency or claim for material Taxes.

(k) There are no Tax liens upon any assets of SPAC or Merger Sub except for Permitted Liens.

(l) Neither SPAC nor Merger Sub has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

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(m) Neither SPAC nor Merger Sub has received written notice from a non-United States Tax authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) Neither SPAC nor Merger Sub has received written notice of any claim from a Tax authority in a jurisdiction in which SPAC or Merger Sub does not file Tax Returns stating that SPAC or Merger Sub (as applicable) is or may be subject to material Taxation in such jurisdiction.

(o) SPAC has no Subsidiaries (and has not had any Subsidiary) other than Merger Sub.

(p) As of the date hereof, to the knowledge of the SPAC, there are no current facts or circumstances that could reasonably be expected to prevent or impede (i) the Domestication Merger from qualifying as a “reorganization” within the meaning of 368(a)(1)(F) of the Code or (ii) the Acquisition Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Neither SPAC, nor Merger Sub has taken any action, or has any current plan, intention or obligation to take any action, that could reasonably be expected to prevent or impede (i) the Domestication Merger from qualifying as a “reorganization” within the meaning of 368(a)(1)(F) of the Code or (ii) the Acquisition Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.16 Registration and Listing. As of the date hereof, the issued and outstanding SPAC Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “SWBK.U,” the issued and outstanding SPAC Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “SWBK,” and the issued and outstanding SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the New York Stock Exchange under the symbol “SWBK.WS.” SPAC has complied in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. As of the date hereof, there is no Action pending or, to the knowledge of SPAC, threatened in writing against SPAC by the New York Stock Exchange or the SEC with respect to any intention by such entity to deregister the SPAC Units, the SPAC Class A Ordinary Shares or SPAC Warrants or terminate the listing of SPAC on the New York Stock Exchange. As of the date hereof, none of SPAC or any of its affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, the SPAC Class A Ordinary Shares or the SPAC Warrants under the Exchange Act.

5.17 Insurance. Except for directors’ and officers’ liability insurance, SPAC does not maintain any insurance policies.

5.18 Intellectual Property. Neither SPAC nor Merger Sub owns, licenses or otherwise has any right, title or interest in any material Intellectual Property. To the knowledge of SPAC, neither SPAC nor Merger Sub infringes, misappropriates or violates any Intellectual Property of any other Person.

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5.19 Agreements; Contracts and Commitments.

(a) Section 5.19 of the SPAC Disclosure Schedule sets forth a true, correct and complete list of each “material contract” (as such term is defined in Regulation S-K of the SEC) to which SPAC or Merger Sub is party, including contracts by and among SPAC or Merger Sub, on the one hand, and any director, officer, stockholder or Affiliate of such parties (the “SPAC Material Contracts”), on the other hand, other than any such SPAC Material Contract that is listed as an exhibit to any SPAC SEC Report.

(b) Neither SPAC nor, to the knowledge of SPAC, any other party thereto, is in breach of or in default under, and no event has occurred which with notice or lapse of time or both would become a breach of or default under, any SPAC Material Contract.

5.20 Title to Property. Neither SPAC nor Merger Sub owns or leases any real property or personal property. There are no options or other contracts under which SPAC or Merger Sub has a right or obligation to acquire or lease any interest in real property or personal property.

5.21 Investment Company Act. Neither SPAC nor Merger Sub is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

5.22 Private Placements.

(a) As of the date hereof, (i) SPAC has delivered to the Company true, correct and complete copies of each of the Subscription Agreements entered into by SPAC with the applicable PIPE Investors named therein, pursuant to which the PIPE Investors have committed to provide the PIPE Investment Amount; (ii) to the knowledge of SPAC, with respect to each PIPE Investor, the Subscription Agreement with such PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended, modified or waived, in any material respect (it being understood that a change of or to one or more entities or individuals with respect to a PIPE Investor shall not be deemed a violation of the foregoing), and no withdrawal, termination, amendment or modification is contemplated by SPAC; (iii) each Subscription Agreement is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, each PIPE Investor, and neither the execution or delivery by SPAC thereto nor the performance of SPAC’s obligations under any such Subscription Agreement violates any Laws; (iv) there are no other agreements, side letters, or arrangements between SPAC and any PIPE Investor relating to any Subscription Agreement that would affect the obligation of such PIPE Investor to contribute to the SPAC the applicable portion of the PIPE Investment Amount set forth in the Subscription Agreement of such PIPE Investor, and SPAC does not know of any facts or circumstances that would result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the PIPE Investment Amount not being available to SPAC, on the Acquisition Closing Date; and (v) no event has occurred that, with or without notice, lapse of time or both, would constitute a material default or breach on the part of SPAC under any term or condition of any Subscription Agreement and SPAC has no reason to believe that it will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement.

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(b) No fees, consideration (other than Surviving Corporation Class A Common Stock issued in connection with the PIPE Investment Amount) or other discounts are payable or have been agreed by SPAC (including, from and after the Acquisition Closing, the Company and Merger Sub) to any PIPE Investor in respect of its portion of the PIPE Investment Amount.

5.23 SPAC’s and Merger Sub’s Investigation and Reliance. Each of SPAC and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and any Company Subsidiary and the Transactions, which investigation, review and analysis were conducted by SPAC and Merger Sub together with expert advisors, including legal counsel, that they have engaged for such purpose. SPAC, Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and any Company Subsidiary and other information that they have requested in connection with their investigation of the Company and the Company Subsidiaries and the Transactions. Neither SPAC nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any Company Subsidiary or any of their respective Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule) or in the corresponding representations and warranties contained in the certificate delivered pursuant to Section 8.02(c). Neither the Company nor any of its respective stockholders, affiliates or Representatives shall have any liability to SPAC, Merger Sub or any of their respective stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to SPAC or Merger Sub or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement. SPAC and Merger Sub acknowledge that, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company and/or any Company Subsidiary.

5.24 SPAC Founders Stock Letter. SPAC has delivered to the Company a true, correct and complete copy of the SPAC Founders Stock Letter. No withdrawal, termination, amendment or modification of the SPAC Founders Stock Letter is contemplated by SPAC and, to the knowledge of SPAC, the SPAC Founders Stock Letter is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any material respect. The SPAC Founders Stock Letter is a legal, valid and binding obligation of SPAC and, to the knowledge of SPAC, the other SPAC Founder Shareholders. To the knowledge of SPAC, neither the execution nor delivery by the SPAC Founder Shareholders of, nor the performance of any of the SPAC Founder Shareholders’ obligations under, the SPAC Founders Stock Letter violates any provision of, or results in the breach of or default under, or requires any filing, registration or qualification under, any applicable Law (other than as required under applicable securities laws and as otherwise contemplated herein or in the other Transaction Documents). No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of SPAC under any material term or condition of the SPAC Founders Stock Letter.

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ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGERS

6.01 Conduct of Business by the Company Pending the Mergers.

(a) The Company agrees that, between the date of this Agreement and the Acquisition Merger Effective Time or the earlier termination of this Agreement, except as (i) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Schedule, and (iii) required by applicable Law, unless SPAC shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) the Company shall use reasonable best efforts, and shall cause the Company Subsidiaries to use reasonable best efforts to, conduct their business in the ordinary course of business (taking into account recent past practice in light of COVID-19, including COVID-19 Measures by the Company taken prior to the date hereof); provided that any action taken, or omitted to be taken, that is required by applicable Law (including COVID-19 Measures) shall be deemed to be in the ordinary course of business; and

(ii) the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Company Subsidiaries, to keep available the services of the current officers, key employees and consultants of the Company and the Company Subsidiaries and to preserve the current relationships of the Company and the Company Subsidiaries with customers, suppliers and other persons with which the Company or any Company Subsidiary has significant business relations in all material respects.

(b) By way of amplification and not limitation, except as (i) expressly contemplated by any other provision of this Agreement, including any subclause of this Section 6.01(b), or any Ancillary Agreement, (ii) set forth in Section 6.01 of the Company Disclosure Schedule, and (iii) required by applicable Law (including COVID-19 Measures), the Company shall not, and shall cause each Company Subsidiary not to, between the date of this Agreement and the Acquisition Merger Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of SPAC (which consent shall not be unreasonably withheld, conditioned or delayed):

(i) amend or otherwise change the certificate of incorporation, bylaws or other organizational documents of the Company or Holdings;

(ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or Holdings (other than the Mergers);

(iii) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (A) any shares of any class of capital stock of the Company or any Company Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Company Subsidiary, provided

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that (1) the exercise or settlement of any Company Options, Company RSU Awards or Company Warrants in effect on the date of this Agreement and (2) the issuance of shares of Company Common Stock (or other class of equity security of the Company, as applicable) pursuant to the terms of the Company Preferred Stock, Company Founders Preferred Stock and the Company Warrants, in each case, in effect on the date of this Agreement, in each case, shall not require the consent of SPAC; or (B) any material assets of the Company or any Company Subsidiary, except for (1) dispositions of obsolete or worthless equipment and (2) transactions among the Company and the Company Subsidiaries or among the Company Subsidiaries and (3) the sale or provision of good or services to customers in the ordinary course of business;

(iv) acquire any equity interest in, or enter into a joint venture with, any other entity (excluding, for the avoidance of doubt, any wholly owned Company Subsidiary);

(v) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than any dividends or other distributions from any wholly owned Company Subsidiary to the Company or any other wholly owned Company Subsidiary;

(vi) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than acquisitions of any such capital stock or other Company securities in connection with the exercise of Company Options, settlement of Company RSU Awards or the forfeiture of Company Restricted Stock;

(vii) (A) acquire (including by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any corporation, partnership, other business organization or any division thereof for consideration in excess of $500,000 individually or $1,000,000 in the aggregate; or (B) incur any indebtedness for borrowed money having a principal or stated amount in excess of $1,000,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or intentionally grant any security interest in any of its assets, except for (i) advances, loans or other incurrence of indebtedness of any kind under any credit facilities or other debt instrument (including under any applicable credit line) of the Company or the Company Subsidiaries not to exceed $1,000,000 and (ii) any such indebtedness among the Company and any wholly-owned Company Subsidiary or among wholly-owned Company Subsidiaries;

(viii) make any loans, advances or capital contributions to, or investments in, any other person (including to any of its officers, directors, agents or consultants), in each case, in excess of $1,000,000, individually or in the aggregate, make any material change in its existing borrowing or lending arrangements for or on behalf of such persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other person, except (A) advances to employees or officers of the Company or any Company Subsidiaries in the ordinary course of business, (B) prepayments and deposits paid to suppliers of the Company or any Company Subsidiary in the ordinary course of business or (C) trade credit extended to customers of the Company or any Company Subsidiary in the ordinary course of business;

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(ix) make any material capital expenditures (or commit to making any capital expenditures) in excess of $20,000,000, individually or in the aggregate, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date of this Agreement, made available to SPAC;

(x) acquire any fee interest in real property;

(xi) except as required by applicable Law or the terms of any existing Plans as in effect on the date hereof, (A) grant any material increase in the compensation, incentives or benefits paid, payable, or to become payable to any current or former Service Provider (other than executive officers), except for increases in salary or hourly wage rates made in the ordinary course of business to any such Service Provider (other than executive officers) (and any corresponding bonus opportunity increases); (B) enter into any new, or materially amend any existing, retention, employment, employee incentive, severance or termination agreement with any current or former Service Provider (other than employment offer letters entered into in the ordinary course of business with new hires permitted pursuant to subsection (E) below); (C) accelerate or commit to accelerate the funding, payment, or vesting of any compensation or benefits to any current or former Service Provider or holder of Company Options, Company RSU Awards or awards of Company Restricted Stock; (D) establish or become obligated under any collective bargaining agreement, collective agreement, or other contract or agreement with a labor union, trade union, works council, or other representative of Company employees; (E) hire any new employees of the Company or any Company Subsidiary unless (1) necessary to replace an employee whose employment has ended, as permitted hereunder (and in which case such hiring shall be on terms substantially similar to the terms applicable to the employment of the employee being replaced) or (2) such employees are hired with an annual base salary below $300,000; or (F) terminate the employment of any employee with an annual base salary at or above $300,000, other than any such termination for cause or due to death or disability; except that, in each case and without limiting the generality of the foregoing subclauses (A)–(F), the Company may (1) take action as required under any Plan or other employment or consulting agreement (or offer letter) in effect on the date of this Agreement, (2) change the title of its employees in the ordinary course of business and (3) make annual or quarterly bonus or commission payments in the ordinary course of business and in accordance with the bonus or commission plans applicable to employees with an annual base salary below $300,000;

(xii) make any material change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as (A) contemplated by this Agreement or the Transactions or (B) required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(xiii) (A) amend any material Tax Return, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material U.S. federal, state, local or non-U.S. Tax audit, assessment, Tax claim or other controversy relating to Taxes, in each case that is reasonably likely to result in an increase to tax liability, which increase is material to the Company and the Company Subsidiaries taken as a whole;

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(xiv) (A) materially amend or modify, or consent to the termination (excluding any expiration in accordance with its terms) of, any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of the Company’s or any Company Subsidiary’s material rights thereunder, in each case in a manner that is adverse to the Company or any Company Subsidiary, taken as a whole, or (B) enter into any contract or agreement that would have been a Material Contract had it been entered into prior to the date of this Agreement, in each case of the foregoing, except in the ordinary course of business consistent with past practice;

(xv) fail to use reasonable efforts to protect the confidentiality of any material trade secrets constituting Company-Owned IP;

(xvi) enter into any contract, agreement or arrangement that obligates the Company or any Company Subsidiary to develop any Intellectual Property related to the business of the Company or the Products, which such Intellectual Property would be owned by a third party;

(xvii) permit any material item of Company-Owned IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and Taxes required or advisable to maintain and protect its interest in material items of Company-Owned IP;

(xviii) waive, release, assign, settle or compromise any Action, other than waivers, releases, assignments, settlements or compromises that are solely monetary in nature and do not exceed $1,000,000 individually or $2,000,000 in the aggregate, in each case in excess of insurance proceeds;

(xix) enter into any material new line of business outside of the business currently conducted by the Company or the Company Subsidiaries as of the date of this Agreement;

(xx) voluntarily fail to maintain or cancel without replacing any coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to the Company and any Company Subsidiaries and their assets and properties or change coverage in a manner materially detrimental to the Company and the Company Subsidiaries, taken as a whole, any material insurance policy insuring the business of the Company or any of the Company Subsidiaries;

(xxi) fail to use reasonable best efforts to keep current and in full force and effect, or to comply in all material respects with the requirements of, any Company Permit that is material to the conduct of the business of the Company and the Company Subsidiaries taken as a whole; or

(xxii) enter into any binding agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require the Company to obtain consent from SPAC to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law (including any COVID-19 Measures), and nothing contained in this Section 6.01 shall give to SPAC, directly or indirectly, the right to control the Company or any of the Company Subsidiaries prior to the Acquisition Closing Date. Prior to the Acquisition Closing Date, each of SPAC and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

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6.02 Conduct of Business by SPAC and Merger Sub Pending the Mergers. Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements) and except as required by applicable Law, SPAC agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Acquisition Merger Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), SPAC shall use reasonable best efforts to, and shall cause Merger Sub to use reasonable best efforts to, conduct their respective businesses in the ordinary course of business. By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into various Subscription Agreements and consummating the Private Placements) and as required by applicable Law, neither SPAC nor Merger Sub shall, between the date of this Agreement and the Acquisition Merger Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) amend or otherwise change the SPAC Organizational Documents, the Merger Sub Organizational Documents or form any subsidiary of SPAC other than Merger Sub;

(b) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the SPAC Organizational Documents;

(c) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the SPAC Class A Ordinary Shares (prior to the Domestication Merger), Surviving Corporation Class A Common Stock (following the Domestication Merger) or SPAC Warrants except for redemptions from the Trust Fund and conversion of the SPAC Founders Shares that are required pursuant to the SPAC Organizational Documents;

(d) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of SPAC or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of SPAC or Merger Sub, except in connection with conversion of the Surviving Corporation Class B Common Stock pursuant to the SPAC Organizational Documents, except in connection with a loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions;

(e) (i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or otherwise acquire any securities or material assets from any third party, (ii) enter into any strategic joint ventures, partnerships or alliances with any other person or (iii) make any loan or advance or investment in any third party or initiate the start-up of any new business, non-wholly owned Subsidiary or joint venture;

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(f) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of SPAC, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business or except a loan from the Sponsor or an affiliate thereof or certain of SPAC’s officers and directors to finance SPAC’s transaction costs in connection with the Transactions or other expenses unrelated to the Transactions;

(g) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;

(h) (A) amend any material Tax Return, (B) change any material method of Tax accounting, (C) make, change or rescind any material election relating to Taxes, or (D) settle or compromise any material U.S. federal, state, local or non-U.S. Tax audit, assessment, Tax claim or other controversy relating to Taxes, in each case that is reasonably likely to result in an increase to a Tax liability, which increase is material to the SPAC and Merger Sub taken as a whole;

(i) liquidate, dissolve, reorganize or otherwise wind up the business and operations of SPAC or Merger Sub;

(j) amend or modify the Trust Agreement or any other agreement related to the Trust Account;

(k) (i) hire any employee or (ii) adopt or enter into any Employee Benefit Plan (including grant or establish any form of compensation or benefits to any current or former employee, officer, director or other individual service provider of SPAC (for the avoidance of doubt, other than consultants, advisors, including legal counsel, or institutional service providers engaged by SPAC)); or

(l) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Nothing herein shall require SPAC to obtain consent from the Company to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law. Prior to the Acquisition Closing Date, each of the Company and SPAC shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.

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6.03 Claims Against Trust Account. The Company agrees that, notwithstanding any other provision contained in this Agreement, the Company does not now have, and shall not at any time prior to the Acquisition Merger Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company on the one hand, and SPAC on the other hand, this Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company hereby irrevocably waives any Claim it may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company from pursuing a claim against SPAC, Merger Sub or any other person (a) for legal relief against monies or other assets of SPAC or Merger Sub held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions (including a claim for SPAC to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Redemption Rights)) or (b) for damages for breach of this Agreement against SPAC (or any successor entity) or Merger Sub in the event this Agreement is terminated for any reason and SPAC consummates a business combination transaction with another party. In the event that the Company commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, SPAC shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such action, in the event SPAC prevails in such action or proceeding.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.01 No Solicitation.

(a) From the date of this Agreement and ending on the earlier of the Acquisition Closing and the valid termination of this Agreement in accordance with Section 9.01, the Company shall not, and shall cause the Company Subsidiaries not to and shall direct its and their respective Representatives acting on its or their behalf not to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate, knowingly encourage or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any (x) sale of 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, (y) sale of 15% or more of the outstanding capital stock of the Company or one or more Company Subsidiaries holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, or (z) merger, consolidation, liquidation, dissolution or similar transaction involving the Company or one or more of the Company Subsidiaries holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, in each case, other than with SPAC and its Representatives (an “Alternative Transaction”), (ii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company Subsidiaries in connection with any proposal or offer that could reasonably be expected to lead to an Alternative Transaction, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or

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recommend, any Alternative Transaction, (iv) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Alternative Transaction or any proposal or offer that could reasonably be expected to lead to an Alternative Transaction, (v) commence, continue or renew any due diligence investigation regarding any Alternative Transaction, or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. The Company shall, and shall cause the Company Subsidiaries to and shall direct its and their respective affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. The Company also agrees that it will promptly request each special purpose acquisition corporation that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all confidential information furnished to such person by or on behalf of the Company prior to the date hereof.

(b) From the date of this Agreement and ending on the earlier of the Acquisition Closing and the valid termination of this Agreement in accordance with Section 9.01, the Company shall notify SPAC promptly after receipt by the Company, the Company Subsidiaries or any of their respective Representatives of any inquiry or proposal with respect to an Alternative Transaction, any inquiry that would reasonably be expected to lead to an Alternative Transaction or any request for non-public information relating to the Company or any of the Company Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of the Company Subsidiaries by any third party, in each case that is related to or that would reasonably be expected to lead to an Alternative Transaction. In such notice, the Company shall identify the third party making any such inquiry, proposal, indication or request with respect to an Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. The Company shall keep SPAC informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to an Alternative Transaction, including the material terms and conditions thereof any material amendments or proposed amendments.

(c) If the Company or any of the Company Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time from the date of this Agreement and ending on the earlier of the Acquisition Closing and the valid termination of this Agreement in accordance with Section 9.01, then the Company shall promptly notify such person in writing that the Company is subject to an exclusivity agreement with respect to the Alternative Transaction that prohibits them from considering such inquiry or proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 7.01 by the Company or any of the Company Subsidiaries or its or their respective affiliates or Representatives shall be deemed to be a breach of this Section 7.01 by the Company.

(d) From the date of this Agreement and ending on the earlier of the Acquisition Closing and the valid termination of this Agreement in accordance with Section 9.01, each of SPAC and Merger Sub shall not, and shall direct their respective Representatives acting on their behalf not to, directly or indirectly, (i) enter into, solicit, initiate, knowingly facilitate, knowingly

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encourage or respond to or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any merger, consolidation, or acquisition of stock or assets or any other business combination involving SPAC and any other corporation, partnership or other business organization other than the Company and Company Subsidiaries (a “SPAC Alternative Transaction”), (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any SPAC Alternative Transaction, (iii) approve, endorse, recommend, execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any SPAC Alternative Transaction or any proposal or offer that could reasonably be expected to lead to a SPAC Alternative Transaction, (iv) commence, continue or renew any due diligence investigation regarding any SPAC Alternative Transaction, or (v) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives acting on its behalf to take any such action. Each of SPAC and Merger Sub shall, and shall direct their respective affiliates and Representatives acting on their behalf to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any SPAC Alternative Transaction; provided, however, for the avoidance of doubt, nothing in this Section 7.01 shall limit the rights of any affiliate of SPAC, including Sponsor, or any of its Representatives with respect to any transaction involving any person (other than SPAC) and any corporation, partnership or other business organization (other than the Company). The parties agree that any violation of the restrictions set forth in this Section 7.01 by SPAC or Merger Sub or their respective affiliates or Representatives shall be deemed to be a breach of this Section 7.01 by SPAC and Merger Sub.

(e) From the date of this Agreement and ending on the earlier of the Acquisition Closing and the valid termination of this Agreement in accordance with Section 9.01, SPAC shall notify the Company promptly after receipt by SPAC or any of its Representatives of any inquiry or proposal with respect to a SPAC Alternative Transaction, any inquiry that would reasonably be expected to lead to a SPAC Alternative Transaction or any request for non-public information relating to SPAC or for access to the business, properties, assets, personnel, books or records of SPAC by any third party, in each case that is related to an inquiry or proposal with respect to a SPAC Alternative Transaction. In such notice, SPAC shall identify the third party making any such inquiry, proposal, indication or request with respect to a SPAC Alternative Transaction and provide the details of the material terms and conditions of any such inquiry, proposal, indication or request. SPAC shall keep the Company informed, on a reasonably current and prompt basis, of the status and material terms of any such inquiry, proposal, indication or request with respect to a SPAC Alternative Transaction, including the material terms and conditions thereof any material amendments or proposed amendments.

(f) If SPAC or any of its Representatives receives any inquiry or proposal with respect to a SPAC Alternative Transaction at any time from the date of this Agreement and ending on the earlier of the Acquisition Closing and the valid termination of this Agreement in accordance with Section 9.01, then SPAC shall promptly notify such person in writing that SPAC is subject to an exclusivity agreement with respect to the Alternative Transaction that prohibits them from considering such inquiry or proposal.

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7.02 Registration Statement; Proxy Statement.

(a) As promptly as practicable after the execution of this Agreement, subject to the terms of this Section 7.02, (i) SPAC and Holdings (with the assistance and cooperation of the Company as reasonably requested by SPAC) shall prepare and file with the SEC mutually acceptable materials which shall include a proxy statement / prospectus containing a proxy statement in preliminary form (as amended or supplemented, the “Proxy Statement”) to be filed with the SEC as part of the Registration Statement and sent to the SPAC’s shareholders relating to the meeting of SPAC’s shareholders (including any adjournment or postponement thereof, the “SPAC Shareholders’ Meeting”) to be held to consider (A) approval and adoption of this Agreement and the Mergers and the other Transactions contemplated by this Agreement, including the adoption of the Surviving Corporation Organizational Documents, in the forms attached as Exhibits A and B to this Agreement (with such changes as may be agreed in writing by SPAC and the Company) effective as of the Domestication Merger Effective Time and any separate or unbundled proposals as are required to implement the foregoing, (B) approval of the issuance of Surviving Corporation Common Stock as contemplated by this Agreement and the Subscription Agreements, (C) approval and adoption of the Omnibus Incentive Plan (the “Omnibus Incentive Plan Proposal”) and the ESPP (the “ESPP Proposal”), (D) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, and (E) any other proposals the parties deem necessary to effectuate the Mergers (clauses (A), (B), (C), (D) and (E) collectively, the “Required SPAC Proposals”), and (ii) the Company, Holdings and SPAC shall jointly prepare and Holdings shall file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”) in connection with the registration under the Securities Act of the Assumed SPAC Warrants (and the Surviving Corporation Class A Common Stock issuable upon exercise thereof) and the shares of Surviving Corporation Common Stock to be issued or issuable in the Mergers to the shareholders of SPAC as of immediately prior to the Domestication Merger Effective Time and the stockholders of the Company pursuant to this Agreement. Each of the Company, Holdings and SPAC shall furnish all information concerning such party as the other party may reasonably request in connection with such actions and the preparation of the Merger Materials. SPAC, the Company and Holdings each shall use their reasonable best efforts to (w) cause the Registration Statement, when filed with the SEC, to comply in all material respects with all legal requirements applicable thereto, (x) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Merger Materials, (y) cause the Registration Statement to be declared effective as promptly as practicable and (z) keep the Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Registration Statement, SPAC shall take all actions necessary to cause the Merger Materials to be mailed to its shareholders as of the applicable record date as promptly as practicable (and in any event within three (3) Business Days) following the date upon which the Registration Statement becomes effective. Each of the Company, Holdings and SPAC shall otherwise reasonably assist and cooperate with the other party in the preparation of the Merger Materials and the resolution of any comments received from the SEC. In furtherance of the foregoing, SPAC (i) agrees to promptly provide Holdings with all information concerning the business, management, operations and financial condition of the SPAC and its Subsidiaries, in each case, reasonably requested by Holdings for inclusion in the Merger Materials and (ii) shall cause the officers and employees of SPAC and its Subsidiaries to be reasonably available to the Company, Holdings and their counsel in connection with the drafting of the Merger Materials and to respond in a timely manner to comments on the Merger Materials from the SEC. For purposes of this Agreement, the term “Merger Materials” means the Registration Statement, including the prospectus forming a part thereof, the Proxy Statement, and any amendments thereto.

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(b) No filing of, or amendment or supplement to the Merger Materials will be made by Holdings or SPAC without the approval of SPAC or the Company, respectively (such approval not to be unreasonably withheld, conditioned or delayed). Holdings will advise SPAC, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, or of the suspension of the qualification of the Surviving Corporation Common Stock to be issued or issuable in the Mergers to the shareholders of SPAC as of immediately prior to the Domestication Merger Effective Time, the PIPE Investors and the stockholders of the Company pursuant to this Agreement. Holdings will advise SPAC, promptly after it receives notice thereof, of any request by the SEC for amendment of the Merger Materials or comments thereon and responses thereto or requests by the SEC for additional information and shall, as promptly as practicable after receipt thereof, supply SPAC with copies of all written correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, or, if not in writing, a description of such communication, with respect to the Merger Materials or the Merger. No response to any comments from the SEC or the staff of the SEC relating to the Merger Materials will be made by Holdings or SPAC without the prior consent of SPAC or the Company, respectively (such consent not to be unreasonably withheld, conditioned or delayed), and without providing SPAC or the Company, as applicable, a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC.

(c) SPAC represents that the information supplied by SPAC for inclusion in the Merger Materials shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Merger Materials are mailed to its shareholders and (iii) the time of the SPAC Shareholders’ Meeting, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Acquisition Merger Effective Time, any event or circumstance relating to SPAC or Merger Sub, or their respective officers or directors, should be discovered by SPAC which should be set forth in an amendment or a supplement to the Merger Materials, SPAC shall promptly inform the Company.

(d) The Company and Holdings each represents that the information supplied by it for inclusion in the Merger Materials shall not, at (i) the time the Registration Statement is declared effective and (ii) the time of the SPAC Shareholders’ Meeting, include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. If, at any time prior to the Acquisition Merger Effective Time, any event or circumstance relating to the Company or any Company Subsidiary or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Merger Materials, the Company shall promptly inform SPAC.

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(e) Prior to distributing materials to be provided to the stockholders of the Company in connection with soliciting consent from such persons to the Transactions contemplated by this Agreement, the Company shall provide a draft copy of such materials to SPAC and shall consider in good faith any comments or suggested changes that SPAC proposes with respect to such materials.

7.03 Company Stockholder Approval; Holdings Stockholder Approval. The Company shall (i) obtain and deliver to SPAC, the Requisite Company Stockholder Approval, (A) in the form of a written consent attached hereto as Exhibit D (the “Written Consent”) executed by each of the Key Company Stockholders (pursuant to the Stockholder Support Agreement), as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available to stockholders, and in any event within five (5) Business Days after the Registration Statement is declared effective, and (B) in accordance with the terms and subject to the conditions of the Company’s certificate of incorporation and bylaws and other organizational documents, and (ii) take all other action necessary or advisable to secure the Requisite Company Stockholder Approval and, if applicable, any additional consents or approvals of its stockholders related thereto. If the Company fails to deliver the Written Consent to SPAC within five (5) Business Days of the Registration Statement becoming effective (a “Written Consent Failure”), SPAC shall have the right to terminate this Agreement as set forth in Section 9.01(e). Promptly following the execution of this Agreement, the Company shall approve and adopt this Agreement and approve the Domestication Merger and the other Transactions as the sole stockholder of Holdings.

7.04 SPAC Shareholders’ Meeting; Merger Sub Stockholder’s Approval.

(a) SPAC shall call and hold the SPAC Shareholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the Required SPAC Proposals, and SPAC shall use its reasonable best efforts to hold the SPAC Shareholders’ Meeting as soon as practicable after the date on which the Registration Statement becomes effective; provided, that SPAC may (or, upon the receipt of a request to do so from the Company, shall) postpone or adjourn the SPAC Shareholders’ Meeting on one or more occasions for up to thirty (30) days in the aggregate (or, if earlier, until the Outside Date) upon the good faith determination by the SPAC Board that such postponement or adjournment is reasonably necessary to solicit additional proxies to obtain approval of the Required SPAC Proposals or otherwise take actions consistent with SPAC’s obligations pursuant to Section 7.09. SPAC shall use its reasonable best efforts to obtain the approval of the Required SPAC Proposals at the SPAC Shareholders’ Meeting, including by soliciting from its shareholders proxies as promptly as possible in favor of the Required SPAC Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders. The SPAC Board shall recommend to its shareholders that they approve the Required SPAC Proposals (the “SPAC Recommendation”) and shall include the SPAC Recommendation in the Proxy Statement. Neither the SPAC Board nor any committee thereof shall: (i) withdraw, modify, amend or qualify (or propose to withdraw, modify, amend or qualify publicly) the SPAC Recommendation, or fail to include the SPAC Recommendation in the Proxy Statement; or (ii) approve, recommend or declare advisable (or publicly propose to do so) any SPAC Alternative Transaction.

(b) Notwithstanding (i) the making of any inquiry or proposal with respect to a SPAC Alternative Transaction or (ii) anything to the contrary contained herein, unless this Agreement has been earlier validly terminated in accordance with Section 9.01, (A) in no event

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shall SPAC or Merger Sub execute or enter into any agreement in principle, confidentiality agreement, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any SPAC Alternative Transaction or terminate this Agreement in connection therewith and (B) SPAC and Merger Sub shall otherwise remain subject to the terms of this Agreement, including SPAC’s obligation to use reasonable best efforts to obtain the approval of the Required SPAC Proposals at the SPAC Shareholders’ Meeting in accordance with Section 7.04(a).

(c) Promptly following the execution of this Agreement, SPAC shall approve and adopt this Agreement and approve the Acquisition Merger and the other Transactions as the sole stockholder of Merger Sub.

7.05 Access to Information; Confidentiality.

(a) From the date of this Agreement until the Acquisition Merger Effective Time, the Company and SPAC shall (and shall cause their respective subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor SPAC shall be required to provide access to or disclose information where the access or disclosure would eliminate the protection of attorney-client privilege or contravene applicable Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such elimination or contravention), any such access shall be conducted in a manner not to materially interfere with the businesses or operations of the Company or SPAC, as applicable, and in compliance with all measures implemented by Governmental Authorities in response to COVID-19.

(b) All information obtained by the parties pursuant to this Section 7.05 shall be kept confidential in accordance with the confidentiality agreement, dated February 5, 2021 (the “Confidentiality Agreement”), between SPAC and the Company.

(c) Notwithstanding anything in this Agreement to the contrary, each party (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such advisor as if reasonably necessary, the intended Tax treatment and Tax structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

7.06 Incentive Equity Plan; ESPP. Prior to the Domestication Closing Date, the following plans shall be adopted, subject to approval of the shareholders of SPAC: (a) a 2021 Incentive Award Plan, substantially in the form, including with respect to share reserves, attached hereto as Exhibit E (the “Omnibus Incentive Plan”); and (b) an employee stock purchase plan,

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substantially in the form, including with respect to share reserves, attached hereto as Exhibit F (the “ESPP”), in each case to be effective as of the Acquisition Closing or as otherwise set forth in the applicable plan document. On the Acquisition Closing Date, the Surviving Corporation shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Surviving Corporation Class A Common Stock and Class X Common Stock issuable under the Omnibus Incentive Plan and the ESPP, and the Surviving Corporation shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Omnibus Incentive Plan and ESPP remain outstanding.

7.07 Directors’ and Officers’ Indemnification.

(a) The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, exculpation, advancement or expense reimbursement than are set forth in the charter or bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Acquisition Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Acquisition Merger Effective Time, were directors, officers, employees, fiduciaries or agents of the Company (the “D&O Indemnitees”), unless such modification shall be required by applicable Law. The parties hereto further agree that with respect to the provisions of the charter, bylaws or limited liability company agreements of the Company Subsidiaries relating to indemnification, exculpation, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Acquisition Merger Effective Time in any manner that would affect adversely the rights thereunder of the D&O Indemnitees, unless such modification shall be required by applicable Law. For a period of six years from the Acquisition Merger Effective Time, the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of the Company or any Company Subsidiary against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Acquisition Merger Effective Time, whether asserted or claimed prior to, at or after the Acquisition Merger Effective Time, to the fullest extent that the Company would have been permitted under applicable Law, the Company Certificate of Incorporation or the bylaws of the Company, the charter, bylaws or limited liability company agreements of the Company Subsidiary, or any indemnification agreement in effect on the date of this Agreement to indemnify or exculpate such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(b) The certificate of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, exculpation, advancement or expense reimbursement than are set forth as of the date hereof in the charter or bylaws of SPAC and Merger Sub, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Acquisition Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Acquisition Merger Effective Time, were directors, officers, employees, fiduciaries or agents of SPAC (the “SPAC D&O Indemnitees”), unless such modification shall be required by applicable Law. The parties hereto further agree that with respect to the provisions of the charter or bylaws of SPAC as

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of the date hereof relating to indemnification, exculpation, advancement or expense reimbursement, such provisions shall not be amended, repealed or otherwise modified for a period of six years from the Acquisition Merger Effective Time in any manner that would affect adversely the rights thereunder of the SPAC D&O Indemnitees, unless such modification shall be required by applicable Law. For a period of six years from the Acquisition Merger Effective Time, the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of SPAC against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Acquisition Merger Effective Time, whether asserted or claimed prior to, at or after the Acquisition Merger Effective Time, to the fullest extent that SPAC would have been permitted under applicable Law, the SPAC Articles of Association, the certificate of incorporation or bylaws of Merger Sub, or any indemnification agreement in effect on the date of this Agreement to indemnify or exculpate such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).

(c) For a period of six years from the Acquisition Merger Effective Time, the Surviving Corporation shall maintain in effect directors’ and officers’ liability insurance (“D&O Insurance”) covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (true, correct and complete copies of which have been heretofore made available to SPAC or its agents or Representatives) (the “Company D&O Insurance”) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall the Surviving Corporation be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company for such insurance policy for the year ended December 31, 2020 (the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, then the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier. Prior to the Acquisition Merger Effective Time, the Company may purchase a prepaid “tail” policy with respect to the Company D&O Insurance from an insurance carrier with the same or better credit rating as the Company’s current directors’ and officers’ liability insurance carrier so long as the aggregate cost for such “tail” policy does not exceed the Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Acquisition Merger Effective Time, the Surviving Corporation will maintain such “tail” policy in full force and effect for a period of no less than six years after the Acquisition Merger Effective Time and continue to honor its obligations thereunder. If the Company is unable to obtain the “tail” policy and the Surviving Corporation is unable to obtain the insurance described in this Section 7.07(c) for an amount less than or equal to the Maximum Annual Premium, the Surviving Corporation will instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Annual Premium.

(d) Prior to the Acquisition Merger Effective Time, SPAC may purchase a prepaid “tail” policy (a “SPAC Tail Policy”) with respect to the D&O Insurance covering those persons who are currently covered by SPAC’s directors’ and officers’ liability insurance policies (the “SPAC D&O Insurance”). If SPAC elects to purchase such SPAC Tail Policy prior to the Acquisition Merger Effective Time, the Surviving Corporation will maintain such SPAC Tail Policy in full force and effect for a period of no less than six years after the Acquisition Merger Effective Time and continue to honor SPAC’s obligations thereunder.

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(e) With respect to any claims that may be made under the Company D&O Insurance or the SPAC D&O Insurance or any applicable “tail” policies, (i) prior to the Acquisition Merger Effective Time, SPAC and the Company shall cooperate with the other party as reasonably requested by such other party, and (ii) after the Acquisition Merger Effective Time, the Surviving Corporation shall cooperate with any person insured by such policies as reasonably requested by such person. For the avoidance of doubt, any D&O Insurance intended to cover claims arising out of or pertaining to matters existing or occurring after the Acquisition Merger Effective Time shall be an expense of the Surviving Corporation following the Acquisition Closing.

(f) The provisions of this Section 7.07 (i) are intended to be for the benefit of, and shall be enforceable by, each D&O Indemnitee and each SPAC D&O Indemnitee, in each case, who is an intended third-party beneficiary of this Section 7.07; and (ii) are in addition to any rights such D&O Indemnitees or SPAC D&O Indemnitees may have under the certificate of incorporation and bylaws of the Surviving Corporation or its Subsidiaries, as the case may be, or under any applicable Contracts or Laws and not intended to, nor shall be construed or shall release or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to SPAC, the Surviving Corporation or their respective Subsidiaries for any of their respective directors, officers or other employees (it being understood and agreed that the indemnification provided for in this Section 7.07 is not prior to or in substitution of any such claims under such policies).

(g) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.07 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on the Surviving Corporation and all successors and assigns of the Surviving Corporation. In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation shall assume, at and as of the closing of the applicable transaction referred to in this Section 7.07(g) all of the obligations set forth in this Section 7.07.

(h) On the Acquisition Closing Date, the Surviving Corporation shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and SPAC with the directors and officers of SPAC following the Acquisition Closing, which indemnification agreements shall continue to be effective following the Acquisition Closing. For the avoidance of doubt, the indemnification agreements with the directors and officers of SPAC prior to the Acquisition Closing in effect as of the date hereof and listed on Section 7.07(h) of the SPAC Disclosure Schedule shall continue to be effective following the Acquisition Closing, and the Surviving Corporation shall continue to honor SPAC’s obligations thereunder.

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7.08 Notification of Certain Matters. The Company shall give prompt notice to SPAC, and SPAC shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Acquisition Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail.

7.09 Further Action; Reasonable Best Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to contracts with the Company and the Company Subsidiaries as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Mergers. In case, at any time after the Acquisition Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting, or video or telephone conference, with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting or conference. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

(c) Notwithstanding the generality of the foregoing, SPAC shall use its reasonable best efforts to consummate the Private Placement in accordance with the Subscription Agreements, including using its reasonable best efforts to enforce its rights under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) SPAC the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms, and the Company shall use its reasonable best efforts to cooperate with SPAC in such efforts. SPAC shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), permit or consent to any amendment, supplement or modification to or any waiver (in whole or in part) of any provision or remedy under, or any replacements of, any Subscription Agreement.

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7.10 Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of SPAC and the Company. Thereafter, between the date of this Agreement and the Acquisition Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of the New York Stock Exchange, each of SPAC and the Company shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements (including through social media platforms) with respect to this Agreement, the Mergers or any of the other Transactions, and shall not issue any such press release or make any such public statement (including through social media platforms) without the prior written consent of the other party; provided that no party shall be required to obtain consent pursuant to this Section 7.10 to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 7.10. Furthermore, nothing contained in this Section 7.10 shall prevent SPAC or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other party in accordance with this Section 7.10.

7.11 Stock Exchange Listing. Each of SPAC, the Company and Holdings will use its reasonable best efforts to cause the Surviving Corporation Common Stock to be issued in connection with the Transactions (including the Surviving Corporation Common Stock to be issued in the Private Placements and the Earnout Shares, as applicable) and the Assumed SPAC Warrants (and the Surviving Corporation Class A Common Stock issuable upon exercise thereof) to be approved for listing on the New York Stock Exchange at the Acquisition Closing. During the period from the date hereof until the Domestication Merger Effective Time, SPAC shall use its reasonable best efforts to keep the SPAC Units, SPAC Class A Ordinary Shares and SPAC Warrants listed for trading on the New York Stock Exchange.

7.12 Antitrust.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable, and with respect to the HSR Act make any required filings no later than ten (10) Business Days after the date of this Agreement. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.

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(b) SPAC and the Company each shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications (with the exception of the filings, if any, submitted under the HSR Act); (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or video or telephonic conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give the other the opportunity to attend and participate in such in person, video or telephonic meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any in person, video or telephonic meetings or conferences, the other shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided, that materials required to be provided pursuant to this Section 7.12(b) may be restricted to outside counsel and may be redacted (vi) to remove references concerning the valuation of the Company, and (vii) as necessary to comply with contractual arrangements.

(c) No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period under Antitrust Laws, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

7.13 Trust Account. As of the Acquisition Merger Effective Time, the obligations of SPAC to dissolve or liquidate within a specified time period as contained in the SPAC Articles of Association will be terminated and SPAC shall have no obligation whatsoever to dissolve and liquidate the assets of SPAC by reason of the consummation of the Mergers or otherwise, and no shareholder of SPAC shall be entitled to receive any amount from the Trust Account. At least 72 hours prior to the Acquisition Merger Effective Time, SPAC shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Acquisition Merger Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to SPAC (to be held as available cash for immediate use on the balance sheet of SPAC, and to be used (a) to pay the Company’s and SPAC’s unpaid transaction expenses in connection with this Agreement and the Transactions and (b) thereafter, for working capital and other general corporate purposes of the business following the Acquisition Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.

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7.14 Tax Matters.

(a) This Agreement is intended to constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of SPAC, Holdings, the Surviving Corporation the Company and the Company Subsidiaries shall (i) use its respective reasonable best efforts to: (A) cause the Domestication Merger to qualify as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code to which SPAC and Holdings are parties within the meaning of Section 368(b) of the Code, (B) cause the Acquisition Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code to which the Surviving Corporation and the Company are parties within the meaning of Section 368(b) of the Code, and (C) not (and not permit or cause any of their affiliates, subsidiaries or Representatives to) take any action which to its knowledge could reasonably be expected to materially prevent or impede the Domestication Merger or the Acquisition Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code as described above, and (ii) report each of the Domestication Merger and the Acquisition Merger as a “reorganization” within the meaning of Section 368(a) of the Code as described above unless otherwise required pursuant to a change in applicable law, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with its Tax Return for the taxable year of the applicable Merger. Each of SPAC and the Company will use its reasonable best efforts to reasonably cooperate with one another and their respective Tax advisors in connection with the issuance to SPAC or the Company of advice or opinion relating to the Tax consequences of the Transactions, including using reasonable best efforts to deliver to the relevant Tax advisor a certificate (dated as of the necessary date and signed by an officer of SPAC or the Company, or their respective affiliates, as applicable) containing such customary representations as are reasonably necessary or appropriate for such purposes. To the extent any Company Warrants will be repurchased or otherwise settled in cash in connection with the Transactions (or immediately prior to the Transactions), SPAC and the Company agree that the cash consideration for such settlement shall be furnished by solely the Company (and not by SPAC, Merger Sub, Holdings or the Surviving Corporation), and the Company and SPAC will cooperate to document such arrangement. Notwithstanding anything to the contrary herein, if, after the date hereof but prior to receipt of the approval of the Required SPAC Proposals, the Company and SPAC mutually determine (acting reasonably and in good faith) that either Merger is not expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the parties to this Agreement shall use commercially reasonable efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify, including, with respect to the Acquisition Merger, by adding a merger to take place immediately after the Acquisition Merger whereby the Surviving Subsidiary Corporation in the Acquisition Merger would merge with and into another wholly owned subsidiary of the Surviving Corporation that is a limited liability company disregarded as separate from the Surviving Corporation for U.S. federal income tax purposes, with the new wholly owned subsidiary of the Surviving Corporation being the surviving company in such merger.

(b) All transfer, documentary, sales, use, real property transfer, stamp, registration and other similar Taxes, fees and costs incurred in connection with this Agreement shall be paid by SPAC.

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(c) At least five (5) days prior to the Acquisition Closing, the Company shall deliver to Holdings (and copy thereof to SPAC), in a form reasonably acceptable to SPAC, a properly executed certification that shares of Company Common Stock are not “United States real property interests” in accordance with Treasury Regulation Section 1.1445-2(c)(3), together with a notice to the IRS (which shall be filed by the Surviving Corporation with the IRS at or following the Acquisition Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations. At the Acquisition Closing, the Surviving Corporation shall deliver to the Company, in a form reasonably acceptable to the Company, a properly executed certification that shares of Surviving Corporation Common Stock are not “United States real property interests” in accordance with Treasury Regulation Section 1.1445-2(c)(3), together with a notice to the IRS (which shall be filed by the Company with the IRS at or following the Acquisition Closing) in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations. In no way will any failure to deliver the certifications described in this Section 7.14(c) give rise to any failure of the conditions to closing described in Article VIII.

7.15 Directors. The Company and Holdings shall take all necessary action so that immediately after the Acquisition Merger Effective Time, the board of directors of the Surviving Corporation is comprised of up to 11 directors, which shall initially include (a) the director nominee set forth on Schedule C and (b) director nominees (including the chairperson of the board of directors of the Surviving Corporation) to be designated, upon consultation with SPAC, by the Company pursuant to written notice to SPAC following the date of this Agreement.

7.16 SPAC Public Filings. From the date hereof through the Acquisition Closing, SPAC will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

7.17 Audited Financial Statements. The Company shall use reasonable best efforts to deliver true and complete copies of the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2020, and the related audited consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for the year then ended, each audited in accordance with the auditing standards of the PCAOB (collectively, the “Audited Financial Statements”) not later than thirty (30) days from the date of this Agreement (such date, as it may be extended, the “Financial Statement Delivery Date”); provided, that if the Company has not delivered the Audited Financial Statements by the then applicable Financial Statement Delivery Date, the Financial Statement Delivery Date shall be extended by one week if (a) the Company continues to use its reasonable best efforts to deliver the Audited Financial Statements as soon as reasonably practicable and (b) there is a reasonable expectation that the Company will deliver the Audited Financial Statements by the date that is forty-five (45) days from the date of this Agreement.

7.18 Litigation.

(a) In the event that any litigation related to this Agreement or the transactions contemplated hereby is brought, or, to the knowledge of SPAC, threatened in writing, against SPAC or the SPAC Board by any of SPAC’s shareholders prior to the Acquisition Closing, SPAC shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. SPAC shall provide the Company the opportunity to

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participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle or agree to settle any such litigation without the prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

(b) With respect to (i) any Action disclosed on Section 4.11(c) of the Company Disclosure Schedule or (ii) any Action brought after the date of this Agreement that would have been required to be disclosed on Section 4.11(c) of the Company Disclosure Schedule had such Action been brought prior to the date of this Agreement, the Company shall, (x) to the extent not already disclosed on Section 4.11(c) of the Company Disclosure Schedule, promptly notify SPAC of any such Action and (y) keep SPAC reasonably informed with respect to the status of any such Action and provide SPAC with all material correspondence, pleadings and updates regarding such Action. The Company shall consult with SPAC regarding the defense of any such Action (including regarding the choice of any counsel to defend such Action to the extent counsel has not already been engaged with respect to such Action prior to the date of this Agreement)), shall give due consideration to SPAC’s advice with respect to such litigation and shall not settle or agree to settle any such Action without the prior written consent of SPAC, such consent not to be unreasonably withheld, conditioned or delayed.

ARTICLE VIII

CONDITIONS TO THE MERGERS

8.01 Conditions to the Obligations of Each Party for the Acquisition Closing. The obligations of the Company, Holdings, SPAC and Merger Sub to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Merger Effective Time of the following conditions:

(a) Written Consent. The Written Consent, constituting the Requisite Company Stockholder Approval, shall have been delivered to SPAC.

(b) SPAC Shareholders’ Approval. The Required SPAC Proposals shall have been approved and adopted by the requisite affirmative vote of the shareholders of SPAC in accordance with the Proxy Statement, the DGCL, the Companies Act, the SPAC Articles of Association and the rules and regulations of the New York Stock Exchange.

(c) No Order. No Governmental Authority shall have enacted, issued, enforced or entered any Law or Governmental Order which is then in effect and has the effect of making the Transactions, including the Mergers, illegal or otherwise prohibiting consummation of the Transactions, including the Mergers.

(d) HSR. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act (and any extension thereof, or any timing agreements, understandings or commitments obtained by request or other action of the Antitrust Division of the U.S. Department of Justice or the U.S. Federal Trade Commission, as applicable) shall have expired or been terminated.

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(e) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(f) Stock Exchange Listing. The shares of Surviving Corporation Common Stock to be issued pursuant to this Agreement (including the Earnout Shares) and the Subscription Agreements and the Assumed SPAC Warrants (and the Surviving Corporation Class A Common Stock issuable upon exercise thereof) shall have been approved for listing on the New York Stock Exchange, or another national securities exchange mutually agreed to by the parties, as of the Acquisition Closing Date, subject only to official notice of issuance thereof.

(g) SPAC Net Tangible Assets. Either SPAC shall have at least $5,000,001 of net tangible assets following the exercise of Redemption Rights in accordance with the SPAC Organizational Documents and after giving effect to the Private Placements or SPAC’s Class A Ordinary Shares shall not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Exchange Act.

(h) Domestication Closing. The Domestication Closing shall have been completed as provided in Section 2.02(b).

8.02 Conditions to the Obligations of SPAC and Merger Sub. The obligations of SPAC and Merger Sub to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Merger Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company and Holdings contained in (i) Section 4.01, Section 4.03 (other than clauses (a), (b), (c) and (h) thereof, which are subject to clause (iii) below), Section 4.04 and Section 4.23 shall each be true and correct in all material respects as of the date hereof and the Acquisition Merger Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), (ii) Section 4.08(b)(iii) shall be true and correct in all respects as of the date hereof and the Acquisition Merger Effective Time, (iii) Section 4.03(a), Section 4.03(b), Section 4.03(c) and Section 4.03(h) shall be true and correct in all respects as of the date hereof and the Acquisition Merger Effective Time as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 6.01 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than an immaterial additional cost, expense or liability to the Company, Holdings, SPAC, Merger Sub or their affiliates and (iv) the other provisions of Article IV shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and the Acquisition Merger Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

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(b) Agreements and Covenants. The Company and Holdings shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Acquisition Merger Effective Time; provided, that for purposes of this Section 8.02(b), a covenant or agreement of the Company or Holdings shall only be deemed to have not been performed if the Company or Holdings, as applicable, has materially breached such covenant or agreement and failed to cure within five (5) days after written notice of such breach has been delivered to SPAC (or if earlier, the Outside Date).

(c) Officer Certificate. The Company shall have delivered to SPAC a certificate, dated as of the Acquisition Closing Date, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).

8.03 Conditions to the Obligations of the Company and Holdings. The obligations of the Company and Holdings to consummate the Transactions, including the Mergers, are subject to the satisfaction or waiver (where permissible) at or prior to the Acquisition Merger Effective Time of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of SPAC and Merger Sub contained in (i) Section 5.01, Section 5.03(b), Section 5.03(c), Section 5.04 and Section 5.12 shall each be true and correct in all material respects as of the date hereof and the Acquisition Merger Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), (ii) Section 5.08(f)(iii) shall be true and correct in all respects as of the date hereof and the Acquisition Merger Effective Time, (iii) Section 5.03(a) and Section 5.03(d) shall be true and correct in all respects as of the date hereof and the Acquisition Merger Effective Time as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 6.02 and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, be reasonably expected to result in more than an immaterial additional cost, expense or liability to the Company, Holdings, SPAC, Merger Sub or their affiliates and (iv) the other provisions of Article V shall be true and correct in all respects (without giving effect to any “materiality,” “SPAC Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date hereof and the Acquisition Merger Effective Time as though made on and as of such date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

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(b) Agreements and Covenants. SPAC and Merger Sub shall have performed or complied in all material respects with all other agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Acquisition Merger Effective Time; provided, that for purposes of this Section 8.03(b), a covenant or agreement of SPAC or Merger Sub shall only be deemed to have not been performed if SPAC or Merger Sub, as applicable, has materially breached such covenant or agreement and failed to cure within five (5) days after written notice of such breach has been delivered to SPAC (or if earlier, the Outside Date).

(c) Officer Certificate. SPAC shall have delivered to the Company a certificate, dated as of the Acquisition Closing Date, signed by the Chief Executive Officer of SPAC, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

(d) Trust Fund. SPAC shall have made all necessary and appropriate arrangements with the Trustee to have all of the Trust Funds disbursed to SPAC prior to the Acquisition Merger Effective Time, and all such funds released from the Trust Account shall be available to SPAC in respect of all or a portion of the payment obligations set forth in Section 7.13 and the payment of SPAC’s fees and expenses incurred in connection with this Agreement and the Transactions.

(e) Redemption. SPAC shall have provided the holders of Surviving Corporation Class A Common Stock with the opportunity to redeem their Surviving Corporation Class A Common Stock in connection with the Transactions.

(f) Minimum Cash. As of the Acquisition Closing, after consummation of the Private Placements and after distribution of the Trust Fund pursuant to Section 7.13 and deducting all amounts to be paid pursuant to the exercise of Redemption Rights, SPAC shall have cash on hand equal to or in excess of $160,000,000 (without, for the avoidance of doubt, taking into account any transaction fees, costs and expenses paid or required to be paid in connection with the Transactions and the Private Placements).

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.01 Termination. This Agreement may be terminated and the Mergers and the other Transactions may be abandoned at any time prior to the Acquisition Merger Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or SPAC, as follows:

(a) by mutual written consent of SPAC and the Company;

(b) by either SPAC or the Company if the Acquisition Merger Effective Time shall not have occurred prior to the date that is 180 days after the date hereof (the “Outside Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date;

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(c) by either SPAC or the Company if any Governmental Order has become final and nonappealable and has the effect of making consummation of the Transactions, including the Mergers, illegal or otherwise preventing or prohibiting consummation of the Transactions, the Mergers;

(d) by either SPAC or the Company if any of the Required SPAC Proposals shall fail to receive the requisite vote for approval at the SPAC Shareholders’ Meeting (subject to any adjournment, postponement or recess of such meeting);

(e) by SPAC, in the event of a Written Consent Failure; provided, that SPAC may not terminate this Agreement under this Section 9.01(e) for so long as the Company continues to exercise its reasonable efforts to cure such Written Consent Failure, unless such Written Consent Failure is not cured within five Business (5) Days after notice of such Written Consent Failure is provided by SPAC to the Company;

(f) by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of the Company or Holdings set forth in this Agreement, or if any representation or warranty of the Company or Holdings shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided, that SPAC has not waived such Terminating Company Breach and SPAC and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating Company Breach is curable by the Company and Holdings, SPAC may not terminate this Agreement under this Section 9.01(f) for so long as the Company and Holdings continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by SPAC to the Company;

(g) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of SPAC or Merger Sub set forth in this Agreement, or if any representation or warranty of SPAC or Merger Sub shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating SPAC Breach”); provided, that the Company has not waived such Terminating SPAC Breach and the Company is not then in material breach of its representations, warranties, covenants or agreements in this Agreement; provided, further, that, if such Terminating SPAC Breach is curable by SPAC and Merger Sub, the Company may not terminate this Agreement under this Section 9.01(g) for so long as SPAC and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to SPAC; or

(h) by Acquiror if the Company shall have failed to deliver the Audited Financial Statements to Acquiror by the then applicable Financial Statement Delivery Date.

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9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in Section 7.05(b) (Continued Effect of Confidentiality Agreement), this Section 9.02 (Effect of Termination) and Article X (General Provisions) and any corresponding definitions set forth in Article I, or in the case of termination subsequent to fraud or a willful material breach of this Agreement by a party hereto occurring prior to such termination.

9.03 Expenses. Except as set forth in this Section 9.03 or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Mergers or any other Transaction is consummated; provided that SPAC and the Company shall each pay one half of the filing fee for the Notification and Report Forms filed under the HSR Act.

9.04 Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Acquisition Merger Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

9.05 Waiver. At any time prior to the Acquisition Merger Effective Time, (a) SPAC may (i) extend the time for the performance of any obligation or other act of the Company or Holdings, (ii) waive any inaccuracy in the representations and warranties of the Company or Holdings contained herein or in any document delivered by the Company and/or Holdings pursuant hereto and (iii) waive compliance with any agreement of the Company or Holdings or any condition to its own obligations contained herein and (b) the Company may (i) extend the time for the performance of any obligation or other act of SPAC or Merger Sub, (ii) waive any inaccuracy in the representations and warranties of SPAC or Merger Sub contained herein or in any document delivered by SPAC and/or Merger Sub pursuant hereto and (iii) waive compliance with any agreement of SPAC or Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

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if to SPAC or Merger Sub prior to the Acquisition Merger Effective Time, or to Holdings after the Domestication Merger Effective Time or to SPAC after the Acquisition Merger Effective Time:

Switchback II Corporation

5949 Sherry Lane, Suite 1010

Dallas, Texas 75225

Attention: Jim Mutrie, Co-Chief Executive Officer

Email: Jmutrie@swbk2.com

with a copy to:

Vinson & Elkins L.L.P.

1001 Fannin St.

Suite 2500

Houston, TX 77002

Attention: Douglas McWilliams; Ramey Layne

Email: dmcwilliams@velaw.com; rlayne@velaw.com

if to Holdings prior to the Domestication Merger Effective Time or the Company prior to the Acquisition Merger Effective Time, or to the Surviving Corporation or the Surviving Subsidiary Corporation after the Acquisition Merger Effective Time, to:

Bird Rides, Inc.

406 Broadway Avenue, Suite 369

Santa Monica, CA 90401

Attention: Wendy Mantell, General Counsel

Email: wendy@bird.co; birdlegal@bird.co

with copies to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Justin Hamill

Email: justin.hamill@lw.com

10.02 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Acquisition Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Acquisition Closing (and there shall be no liability after the Acquisition Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Acquisition Closing and then only with respect to any breaches occurring after the Acquisition Closing and (b) this Article X and any corresponding definitions set forth in Article I.

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10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

10.04 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.05(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of Law or otherwise) by any party without the prior express written consent of the other parties hereto.

10.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.07, Section 10.11 and Section 3.03(c) (each of which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

10.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (c) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (d) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (e) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

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10.07 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

10.08 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.09 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.10 Specific Performance.

(a) The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Mergers) in the Court of Chancery of the State of Delaware, County of Newcastle, or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at Law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at Law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

(b) Notwithstanding anything to the contrary in this Agreement, if prior to the Outside Date any party initiates an Action to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, then the Outside Date will be automatically extended by: (A) the amount of time during which such Action is pending plus 20 Business Days; or (B) such other time period established by the court presiding over such Action.

10.11 No Recourse. All claims, obligations, liabilities, or causes of action (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in

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respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the other Transaction Documents, or the negotiation, execution, or performance or non-performance of this Agreement or the other Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the other Transaction Documents), may be made only against (and such representations and warranties are those solely of) the persons that are expressly identified as parties to this Agreement or the applicable Transaction Document (the “Contracting Parties”) except as set forth in this Section 10.11. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other person. No person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the other Transaction Documents or for any claim based on, in respect of, or by reason of this Agreement or the other Transaction Documents or their negotiation, execution, performance, or breach, except with respect to willful misconduct or common law fraud against the person who committed such willful misconduct or common law fraud, and, to the maximum extent permitted by applicable Law; and each party hereto waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. The parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 10.11. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Transaction Documents or any other agreement referenced herein or therein or the transactions contemplated hereunder or thereunder, or the termination or abandonment of any of the foregoing.

[Signature Page Follows.]

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IN WITNESS WHEREOF, SPAC, Merger Sub, the Company and Holdings have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SWITCHBACK II CORPORATION

By:	/s/ Jim Mutrie
Name:	Jim Mutrie
Title:	Co-Chief Executive Officer

MAVERICK MERGER SUB INC.

By:	/s/ Jim Mutrie
Name:	Jim Mutrie
Title:	Co-Chief Executive Officer

BIRD RIDES, INC.

By:	/s/ Travis VanderZanden
Name:	Travis VanderZanden
Title:	Chief Executive Officer

BIRD GLOBAL, INC.

By:	/s/ Travis VanderZanden
Name:	Travis VanderZanden
Title:	Chief Executive Officer

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EXHIBIT A

FORM OF CERTIFICATE OF INCORPORATION OF SURVIVING CORPORATION

[Attached.]

Exhibit A-1

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BIRD GLOBAL, INC.

ARTICLE I

The name of the corporation is Bird Global, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, State of Delaware 19801, and the name of its registered agent at such address is National Registered Agents, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”) as it now exists or may hereafter be amended and supplemented.

ARTICLE IV

The total number of shares of capital stock that the Corporation shall have authority to issue is [•], consisting of: (i) [•] shares of Class A common stock, having a par value of $0.0001 per share (the “Class A Common Stock”); (ii) [•] shares of Class B common stock, having a par value of $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Class A/B Common Stock”); (iii) [•] shares of Class X common stock, having a par value of $0.0001 per share (the “Class X Common Stock” and together with the Class A/B Common Stock, the “Common Stock”); and (iv) [•] shares of preferred stock, having a par value of $0.0001 per share (the “Preferred Stock”).

ARTICLE V

The designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation are as follows:

A.	COMMON STOCK.

1. General. The voting, dividend, liquidation and other rights and powers of the Common Stock are subject to and qualified by the rights, powers and preferences of any series of Preferred Stock as may be designated by the Board of Directors of the Corporation (the “Board of Directors”) and outstanding from time to time.

2. Voting. Except as otherwise provided herein or expressly required by law, each holder of Common Stock, as such, shall be entitled to vote on each matter submitted to a vote of stockholders and shall be entitled to one vote for each share of Class A/B Common Stock and, until the Sunset Date, twenty votes for each share of Class X Common Stock, in each case, held of record by such holder as of the record date for determining stockholders entitled to vote on such matter. From and after the Sunset Date, each share of Class X Common Stock will entitle the record holder thereof to one vote on all matters on which stockholders generally are entitled to vote. Except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designation (as defined below)) that relates solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designation) or pursuant to the DGCL.

Subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Except as otherwise required in this Certificate of Incorporation or by applicable law, the holders of Common Stock will vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of Preferred Stock).

3. Dividends.

(i) Subject to applicable law and the rights and preferences of any holders of any outstanding series of Preferred Stock, the holders of Common Stock, as such, shall be entitled to the payment of dividends on the Common Stock when, as and if declared by the Board of Directors in accordance with applicable law.

(ii) Dividends of cash or property may not be declared or paid on any class of Common Stock unless a dividend of the same amount per share and same type of cash or property (or combination thereof) per share is concurrently declared or paid on the other classes of Common Stock.

(iii) In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any class of Common Stock (each, a “Stock Adjustment”) unless a corresponding Stock Adjustment for all other classes of Common Stock at the time outstanding is made in the same proportion and the same manner (unless the holders of shares representing a majority of the voting power of any such other class of Common Stock (voting separately as a single class) waive such requirement in advance and in writing, in which event no such Stock Adjustment need be made for such other class of Common Stock). Stock dividends with respect to each class of Common Stock may only be paid with shares of stock of the same class of Common Stock.

4. Liquidation. Subject to the rights and preferences of any holders of any shares of any outstanding series of Preferred Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding Common Stock pro rata in accordance with the number of shares of Common Stock held by each such holder.

5. Merger, Consolidation, Tender or Exchange Offer. Except as expressly provided in this Article V, all shares of Common Stock shall, as among each other, have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters (unless holders of shares representing a majority of the voting power of any class of Common Stock (voting separately as a single class) waive such requirement in advance and in writing to different treatment as to such class of Common Stock, in which event different treatment may be permitted for such class of Common Stock). Without limiting the generality of the foregoing, unless holders of shares representing a majority of the voting power of any class of Common Stock (voting separately as a single class) waive such requirement in advance and in writing to different treatment as to such class of Common Stock, in which event different treatment may be permitted for such class of Common Stock, (1) in the event of a merger, consolidation or other business combination requiring the approval of the holders of the Corporation’s capital stock entitled to vote thereon (whether or not the Corporation is the surviving entity), the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of any other class of Common Stock, and the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of any other class of Common Stock, and (2) in the event of (a) any tender or exchange offer to acquire any shares of Common Stock by any third party pursuant to an agreement to which the Corporation is a party or (b) any tender or exchange offer by the Corporation to acquire any shares of Common Stock, pursuant to the terms of the applicable tender or exchange offer, the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration, if any, as the holders of any other class of Common Stock, and the holders of any class of Common Stock shall have the right to receive, or the right to elect to receive, at least the same amount of consideration, if any, on a per share basis as the holders of any other class of Common Stock; provided that, for the purposes of the foregoing clauses (1) and (2) and notwithstanding the first sentence of this Article V, Section A.5, in the event any such consideration includes securities, the consideration payable to holders of Class X Common Stock shall be deemed the same form of consideration and at least the same amount of consideration on a per share basis as the holders of Class A/B Common Stock on a per share basis if the only difference in the per share distribution to the holders of Class X Common Stock is that each share of the securities distributed to such holders has twenty times the voting power of each share of the securities distributed to the holder of a share of Class A/B Common Stock.

6. Transfer Rights. Subject to applicable law and the transfer restrictions set forth in Article VII of the bylaws of the Corporation (as such Bylaws may be amended from time to time, the “Bylaws”) and Article V, Section A.8 of this Certificate of Incorporation, shares of Common Stock and the rights and obligations associated therewith shall be fully transferable to any transferee.

7. Conversion of Class B Common Stock. Each share of Class B Common Stock shall automatically, without any further action, convert into one share of Class A Common Stock at the Acquisition Merger Effective Time (as defined in that certain Business Combination Agreement, entered into by and among the Corporation, Bird Rides, Inc., Maverick Merger Sub Inc. and Switchback II Corporation, dated as of May 11, 2021, as amended from time to time (the “Business Combination Agreement”). Following such conversion, the reissuance of all shares of Class B Common Stock shall be prohibited, and such shall be retired and cancelled in accordance with Section 243 of the DGCL and the filing with the Secretary of State of the State of Delaware required thereby, and upon such retirement and cancellation, all references to Class B Common Stock in this Certificate of Incorporation shall be eliminated.

8. Conversion of Class X Common Stock.

(i) Voluntary Conversion. Each share of Class X Common Stock shall be convertible into one share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the transfer agent of the Corporation.

(ii) Automatic Conversion. A share of Class X Common Stock shall automatically, without any further action, convert into one share of Class A Common Stock upon a Transfer, other than to a Qualified Stockholder, of such share.

(iii) Automatic Conversion of All Outstanding Class X Common Stock. Each share of Class X Common Stock shall automatically, without any further action, convert into one share of Class A Common Stock upon the earliest of (such date, the “Sunset Date”): (a) the date on which Travis VanderZanden is neither (i) a senior executive officer of the Corporation nor (ii) a director of the Corporation; and (b) the date as of which the Qualified Stockholders have sold, in the aggregate, more than 75% of the shares of Class X Common Stock that were held by the Qualified Stockholders as of immediately following the Effective Time (excluding, for clarity, any Permitted Transfer).

(iv) Final Conversion of Class X Common Stock. On the Sunset Date, each share of Class X Common Stock shall automatically, without any further action, convert into one share of Class A Common Stock. Following such conversion, the reissuance of all shares of Class X Common Stock shall be prohibited, and such shall be retired and cancelled in accordance with Section 243 of the DGCL and the filing with the Secretary of State of the State of Delaware required thereby, and upon such retirement and cancellation, all references to Class X Common Stock in this Certificate of Incorporation shall be eliminated.

(v) Procedures. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class X Common Stock into Class A Common Stock and the general administration of the multi-class stock structure, including the issuance of stock certificates (or the establishment of book-entry positions) with respect thereto, as it may deem reasonably necessary or advisable, and may from time to time request that holders of shares of Class X Common Stock furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class X Common Stock and to confirm that a conversion into Class A Common Stock has not occurred; provided that no such policies or procedures shall adversely affect the rights of the holders of Class X Common Stock.

(vi) Immediate Effect of Conversion. In the event of a conversion of shares of Class X Common Stock into shares of Class A Common Stock pursuant to this Article V, Section A.8, or upon the Sunset Date, such conversion(s) shall be deemed to have been made at the time that the Transfer of shares occurred or immediately upon the Sunset Date at 11:59 p.m. Eastern Time (unless such time is otherwise specified in accordance with Article IV, Section 7(iii)), as applicable. Upon any conversion of Class X Common Stock into Class A Common Stock, all rights of the holder of shares of Class X Common Stock shall cease and the person or persons in whose names or names the certificate or certificates (or book-entry position(s)) representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder or holders of such shares of Class A Common Stock. Shares of Class X Common Stock that are converted into shares of Class A Common Stock as provided in this Article V, Section A.8 shall be retired and may not be reissued.

(vii) Reservation of Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class X Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class X Common Stock into shares of Class A Common Stock.

9. No Further Issuances. Except for a dividend payable in accordance with Article V, Section A.3 or a subdivision of shares effectuated in accordance with Article V, Section A.3, the Corporation shall not at any time after the Effective Time issue any additional shares of Class X Common Stock, unless such issuance is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock. After the Sunset Date, the Corporation shall not issue any additional shares of Class X Common Stock.

10. For purposes of this Article V, Section A, references to:

(i) “Change of Control Issuance” means the issuance by the Corporation, in a transaction or series of related transactions, of voting securities to any person or persons acting as a group as contemplated in Rule 13d-5(b) under the Exchange Act (or any successor provision) that immediately prior to such transaction or series of related transactions held fifty percent (50%) or less of the total voting power of the outstanding voting securities of the Corporation (assuming Class A/B Common Stock and Class X Common Stock each have one vote per share), such that, immediately following such transaction or series of related transactions, such person or group of persons would hold more than fifty percent (50%) of the total voting power of the outstanding voting securities of the Corporation (assuming Class A/B Common Stock and Class X Common Stock each have one vote per share).

(ii) “Change of Control Transaction” means (a) the sale, lease, exclusive license, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Board of Directors, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation’s property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), provided that any sale, lease, exclusive license, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a “Change of Control Transaction”; (b) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the outstanding voting securities of the Corporation or more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction; (c) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation or more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis-à-vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction; and (d) any Change of Control Issuance.

(iii) “Family Member” means an individual’s spouse, ex-spouse, domestic partner, lineal (including by adoption) descendant or antecedent, brother or sister, the adopted child or adopted grandchild, or the spouse or domestic partner of any child, adopted child, grandchild or adopted grandchild of such individual.

(iv) “Founder” means Travis VanderZanden.

(v) “Permitted Entity” means, with respect to a Qualified Stockholder, (a) a Permitted Trust solely for the benefit of (x) Qualified Stockholders and/or (y) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (x) a Qualified Stockholder and/or (y) any other Permitted Entity of such Qualified Stockholder.

(vi) “Permitted Transfer” means, and is restricted to, any Transfer of a share of Class X Common Stock that satisfies the following requirements: (a) a Transfer by a Qualified Stockholder to (w) a Qualified Stockholder or any Permitted Entity of a Qualified Stockholder, (x) a Qualified Stockholder’s Family Members, (y) a trust or trusts or other estate planning vehicle for the benefit of a Qualified Stockholder’s Family Members, in each case so long as such Qualified Stockholder continues to exercise Voting Control over such shares (provided, that if the Qualified Stockholder is an entity or a trust, references in this clause (y) to Family Members of a Qualified Stockholder shall be deemed to be references to the Family Members of the individual having Voting Control over the shares of Class X Common Stock held by such Qualified Stockholder), or (z) the Founder; or (b) a Transfer by a Permitted Entity of a Qualified Stockholder to (x) such Qualified Stockholder or (y) any other Permitted Entity of such Qualified Stockholder.

(vii) “Permitted Trust” means a bona fide trust where each trustee is (a) a Qualified Stockholder or (b) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

(viii) “Qualified Stockholder” means (a) the registered holder of a share of Class X Common Stock immediately following the Effective Time; (b) the initial registered holder of any shares of Class X Common Stock that are originally issued by this Corporation pursuant to the exercise, conversion or settlement of a Right; (c) each natural person who Transfers shares of or Rights for Class X Common Stock to a Permitted Entity that is or becomes a Qualified Stockholder; (d) a transferee of shares of Class X Common Stock received in a Transfer that constitutes a Permitted Transfer other than pursuant to clauses (a)(x) of such definition; or (e) the Founder.

(ix) “Rights” means any option, restricted stock unit, warrant, conversion right or contractual right of any kind to acquire (through purchase, conversion or otherwise) shares of the Corporation’s authorized but unissued capital stock (or issued but not outstanding capital stock).

(x) “Transfer” means, with respect to a share of Class X Common Stock, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise; provided that the following shall not be considered a “Transfer”: (w) the granting of a revocable proxy to officers or directors or agents of the Corporation with the approval and at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders; (x) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class X Common Stock that (A) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of this Corporation, (B) either has a term not exceeding one year or is terminable by the holder of the shares subject thereto at any time and (C) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; (y) in connection with a Change of Control Transaction that has been approved by the Board of Directors, the entering into a support, voting, tender or similar agreement or arrangement (in each case, with or without the grant of a proxy) that has also been approved by the Board of Directors; or (z) the pledge of shares of Class X Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided that a foreclosure on such shares or other similar action by the pledgee shall constitute a “Transfer” unless such foreclosure or similar action qualifies as a “Permitted Transfer”.

(xi) “Voting Control” means the power (whether directly or indirectly) to vote or direct the voting of an equity interest, interest in a trust or other interest or security by proxy, voting agreement, or otherwise.

B. PREFERRED STOCK

Shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the creation and issuance of such series adopted by the Board of Directors as hereinafter provided.

Authority is hereby expressly granted to the Board of Directors from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designation relating thereto in accordance with the DGCL (a “Certificate of Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series as shall be stated and expressed in such resolutions, all to the fullest extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the creation and issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law and this Certificate of Incorporation (including any Certificate of Designation). Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Certificate of Incorporation (including any Certificate of Designation).

The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation it is further provided that:

A. The directors of the Corporation shall be classified with respect to the time for which they severally hold office into three classes, designated as Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the whole Board of Directors. The initial Class I directors shall serve for a term expiring at the first annual meeting of the stockholders following the filing and effectiveness of this Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”); the initial Class II directors shall serve for a term expiring at the second annual meeting of the stockholders following the Effective Time; and the initial Class III directors shall serve for a term expiring at the third annual meeting following the Effective Time. At each annual meeting of stockholders of the Corporation beginning with the first annual meeting of stockholders following the Effective Time, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification or removal in accordance with this Certificate of Incorporation. No decrease in the number of directors shall shorten the term of any incumbent director.

B. Except as otherwise expressly provided by the DGCL or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. The number of directors that shall constitute the whole Board of Directors shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors in accordance with the Bylaws.

C. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, (i) until the Sunset Date, the Board of Directors or any individual director may be removed from office at any time, with or without cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors, and (ii) following the Sunset Date, the Board of Directors or any individual director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

D. Subject to the special rights of the holders of one or more outstanding series of Preferred Stock to elect directors, except as otherwise provided by law, any vacancies on the Board of Directors resulting from death, resignation, disqualification, retirement, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall be filled (i) following the Sunset Date, by the affirmative vote of a majority of the directors then in office, even though less than a quorum, or by a sole remaining director and, (ii) until the Sunset Date, only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

E. Whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately as a series or separately as a class with one or more such other series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal and other features of such directorships shall be governed by the terms of this Certificate of Incorporation (including any Certificate of Designation). Notwithstanding anything to the contrary in this Article VI, the number of directors that may be elected by the holders of any such series of Preferred Stock shall be in addition to the number fixed pursuant to paragraph B of this Article VI, and the total number of directors constituting the whole

Board of Directors shall be automatically adjusted accordingly. Except as otherwise provided in the Certificate of Designation(s) in respect of one or more series of Preferred Stock, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such Certificate of Designation(s), the terms of office of all such additional directors elected by the holders of such series of Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

F. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws, subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal the Bylaws. The stockholders of the Corporation shall also have the power to adopt, amend or repeal the Bylaws; provided, that in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law or by this Certificate of Incorporation (including any Certificate of Designation in respect of one or more series of Preferred Stock) or the Bylaws of the Corporation, the adoption, amendment or repeal of the Bylaws of the Corporation by the stockholders of the Corporation shall require the affirmative vote of the holders of at least two-thirds of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote generally in an election of directors.

G. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

ARTICLE VII

A. Until the Sunset Date, any action required or permitted to be taken by the stockholders of the Corporation may be effected at a duly called annual or special meeting of stockholders or may, except as otherwise required by applicable law or this Certificate of Incorporation, be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL. Following the Sunset Date, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders of the Corporation, and shall not be taken by written consent in lieu of a meeting. Notwithstanding the foregoing, any action required or permitted to be taken by the holders of any series of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable Certificate of Designation relating to such series of Preferred Stock, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares of the relevant series of Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation in accordance with the applicable provisions of the DGCL.

B. Subject to the special rights of the holders of one or more series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation may be called for any purpose or purposes, at any time only by or at the direction of the Board of Directors, the Chairperson of the Board of Directors, the Chief Executive Officer or President, in each case, in accordance with the Bylaws, and shall not be called by any other person or persons. Notwithstanding the foregoing, until the Sunset Date, special meetings of the stockholders of the Corporation may be called for any purpose or purposes by the Secretary of the Corporation upon the request, in writing, of any holder of record of at least 25% of the voting power of the issued and outstanding shares of stock of the Corporation. Any such special meeting so called may be postponed, rescheduled or cancelled by the Board of Directors or other person calling the meeting.

C. Advance notice of stockholder nominations for the election of directors and of other business proposed to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes identified in the notice of meeting.

ARTICLE VIII

No director of the Corporation shall have any personal liability to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended. Any amendment, repeal or modification of this Article VIII, or the adoption of any provision of the Certificate of Incorporation of the Corporation inconsistent with this Article VIII, shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to such amendment, repeal, modification or adoption. If the DGCL is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE IX

A. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL. By operation of Section 203(b)(3) of the DGCL, the restrictions on business combinations (as defined in Section 203(c)(3) of the DGCL) under Section 203 of the DGCL shall continue to apply for twelve (12) months after the Effective Time, at which time they shall cease to apply by virtue of the election set forth in the immediately preceding sentence (the “203 Opt-Out Effective Date”). The provisions of Article IX(B)-(D), including the restrictions on business combinations (as defined in Article IX(D)(3) below) set forth in Article IX(B) below, shall not apply before the 203 Opt-Out Effective Date. From and after the 203 Opt-Out Effective Date, the provisions of Article IX(B)-(D) below shall become effective if, and shall continue in effect for so long as, the Class A Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”).

B. The Corporation shall not engage in any business combination with any interested stockholder (as defined below) for a period of three years following the time that such stockholder became an interested stockholder, unless:

(1) prior to such time, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock (as defined below) of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (i) persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3) at or subsequent to such time, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the Corporation which is not owned by the interested stockholder.

C. The restrictions contained in the foregoing Article IX(B) shall not apply if:

(1) a stockholder becomes an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder and (ii) would not, at any time, within the three-year period immediately prior to the business combination between the Corporation and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

(2) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Article IX(C)(2), (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the Board of Directors and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required), (y) a sale, lease, exchange, mortgage, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent or more of either that aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all interested stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Article IX(C)(2).

D. For purposes of this Article IX, references to:

(1) “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2) “associate,” when used to indicate a relationship with any person, means: (i) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of the voting power thereof; (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3) “business combination,” when used in reference to the Corporation and any interested stockholder of the Corporation, means:

a. any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation (a) with the interested stockholder, or (b) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the interested stockholder and as a result of such merger or consolidation subsection (B) of this Article IX is not applicable to the surviving entity;

b. any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the interested stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Corporation;

c. any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any stock of the Corporation or of such subsidiary to the interested stockholder, except: (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the interested stockholder became such; (ii) pursuant to a merger under Section 251(g) of the DGCL; (iii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of stock of the Corporation subsequent to the time the interested stockholder became such; (iv) pursuant to an exchange offer by the Corporation to purchase stock made on the same terms to all holders of said stock; or (v) any issuance or transfer of stock by the Corporation; provided, however, that in no case under items (iii) through (v) of this subsection shall there be an increase in the interested stockholder’s proportionate share of the stock of any class or series of the Corporation or of the voting stock of the Corporation (except as a result of immaterial changes due to fractional share adjustments);

d. any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the Corporation or of any such subsidiary which is owned by the interested stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the interested stockholder; or

e. any receipt by the interested stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subsections (a) through (d) above) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(4) “control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock, by contract, or otherwise. A person who is the owner of 20% or more of the outstanding voting stock of a corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting stock, in good faith and not for the purpose of circumventing this subsection (D) of Article IX, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5) “interested stockholder” means any person (other than the Corporation or any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the Corporation, or (ii) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding voting stock of the Corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person; but “interested stockholder” shall not include (a) any Stockholder Party, any Stockholder Party Direct Transferee, any Stockholder Party Indirect Transferee or any of their respective affiliates or successors or any “group,” or any member of any such group, to which such persons are a party under Rule 13d-5 of the Exchange Act, or (b) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of any action taken solely by the Corporation; provided, further, that in the case of clause (b) such person shall be an interested stockholder if thereafter such person acquires additional shares of voting stock of the Corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested stockholder, the voting stock of the Corporation deemed to be outstanding shall include stock deemed to be owned by the person through application of the definition of “owner” below.

(6) “owner,” including the terms “own,” “owned,” and “ownership” when used with respect to any stock, means a person that individually or with or through any of its affiliates or associates:

a. beneficially owns such stock, directly or indirectly;

b. has (i) the right to acquire such stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of stock tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered stock is accepted for purchase or exchange; or (ii) the right to vote such stock pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any stock because of such person’s right to vote such stock if the agreement, arrangement or understanding to vote such stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

c. has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (ii) of subsection (b) above), or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock.

(7) “person” means any individual, corporation, partnership, unincorporated association or other entity.

(8) “stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(9) “Stockholder Party” means any stockholder of Bird Rides, Inc. as of immediately prior to the Acquisition Merger Effective Time (as defined in the Business Combination Agreement).

(10) “Stockholder Party Direct Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party or any of its successors or any “group,” or any member of any such group, of which such persons are a party under Rule 13d-5 of the Exchange Act beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(11) “Stockholder Party Indirect Transferee” means any person that acquires (other than in a registered public offering) directly from any Stockholder Party Direct Transferee or any other Stockholder Party Indirect Transferee beneficial ownership of 15% or more of the then outstanding voting stock of the Corporation.

(12) “voting stock” means stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of voting stock shall be calculated on the basis of the aggregate number of votes applicable to all shares of such voting stock, and by allocating to each share of voting stock, that number of votes to which such share is entitled.

ARTICLE X

The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by applicable law, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of his or her heirs, executors and personal and legal representatives; provided, however, that, except for proceedings to enforce rights to indemnification, the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors. The right to indemnification conferred by this Article X shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition upon receipt by the Corporation of an undertaking by or on behalf of the director or officer receiving advancement to repay the amount advanced if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation under this Article X. The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article X to directors and officers of the Corporation. The rights to indemnification and to the advancement of expenses conferred in this Article X shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise. Any repeal or modification of this Article X by the stockholders of the Corporation shall not adversely affect any rights to indemnification and to the advancement of expenses of a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

The Corporation hereby acknowledges that certain Covered Persons may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such Covered Person serves as a manager, member, officer, employee or agent. The Corporation hereby agrees and acknowledges that notwithstanding any such rights that a Covered Person may have with respect to any Other Indemnitor(s), (i) the Corporation is the indemnitor of first resort with respect to all Covered Persons and all obligations to indemnify and provide advancement of expenses to Covered Persons, (ii) the Corporation shall be required to indemnify and advance the full amount of expenses incurred by the Covered Persons, to the fullest extent required by law, the terms of this Certificate of Incorporation, the Bylaws, any agreement to which the Corporation is a party, any vote of the stockholders or the Board of Directors, or otherwise, without regard to any rights the Covered Persons may have against the Other Indemnitors and (iii) to the fullest extent permitted by law, the Corporation irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the Covered Persons have sought indemnification from the Corporation shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the Covered Persons against the Corporation. These rights shall be a contract right, and the Other Indemnitors are express third party beneficiaries of the terms of this paragraph. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this paragraph shall only apply to Covered Persons in their capacity as Covered Persons.

ARTICLE XI

A. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) and any appellate court thereof shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Corporation, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Corporation to the Corporation or to the Corporation’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Bylaws or this Certificate of Incorporation (as either may be amended from time to time), (iv) any action, suit or proceeding as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (v) any action, suit or proceeding asserting a claim against the Corporation or any current or former director, officer or stockholder governed by the internal affairs doctrine. If any action the subject matter of which is within the scope of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of the immediately preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Notwithstanding the foregoing, the provisions of this Article XI(A) shall not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction.

B. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

C. Any person or entity purchasing or otherwise acquiring any interest in any security of the Corporation shall be deemed to have notice of and consented to this Article XI.

ARTICLE XII

A. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, in addition to any vote required by applicable law, the following provisions in this Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least 66 2/3% of the total voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: Article V(B), Article VI, Article VII, Article VIII, Article IX, Article X, Article XI and this Article XII.

B. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

EXHIBIT B

FORM OF BYLAWS OF SURVIVING CORPORATION

[Attached.]

Exhibit B-1

Exhibit B

Amended and Restated Bylaws

of

Bird Global, Inc.

(a Delaware corporation)

i

Table of Contents

(Continued)

ii

Amended and Restated Bylaws

of

Bird Global, Inc.

Article I - Corporate Offices

1.1 Registered Office.

The address of the registered office of Bird Global, Inc. (the “Corporation”) in the State of Delaware, and the name of its registered agent at such address, shall be as set forth in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

1.2 Other Offices.

The Corporation may have additional offices at any place or places, within or outside the State of Delaware, as the Corporation’s board of directors (the “Board”) may from time to time establish or as the business of the Corporation may require.

Article II - Meetings of Stockholders

2.1 Place of Meetings.

Meetings of stockholders shall be held at any place within or outside the State of Delaware, designated by the Board. The Board may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

2.2 Annual Meeting.

The Board shall designate the date and time of the annual meeting. At the annual meeting, directors shall be elected and other proper business properly brought before the meeting in accordance with Section 2.4 of these bylaws may be transacted. The Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders.

2.3 Special Meeting.

Special meetings of the stockholders may be called, postponed, rescheduled or cancelled only by such persons and only in such manner as set forth in the Certificate of Incorporation.

No business may be transacted at any special meeting of stockholders other than the business specified in the notice of such meeting.

2.4 Notice of Business to be Brought before a Meeting.

(i) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) specified in a notice of meeting given by or at the direction of the Board of Directors, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board of Directors or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder present in person who (A) (1) was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.4 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 2.4 in all applicable respects or (B) properly made such proposal in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”). The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. For purposes of this Section 2.4, “present in person” shall mean that the stockholder proposing that the business be brought before the annual meeting of the Corporation, or a qualified representative of such proposing stockholder, appear at such annual meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Stockholders seeking to nominate persons for election to the Board of Directors must comply with Section 2.5 and Section 2.6 and this Section 2.4 shall not be applicable to nominations except as expressly provided in Section 2.5 and Section 2.6.

(ii) Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.4. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 90 days nor more than 120 days prior to the one-year anniversary of the preceding year’s annual meeting (which, in the case of the first annual meeting of stockholders following the Effective Time (as defined in the Corporation’s Certification of Incorporation), the date of the preceding year’s annual meeting shall be deemed to be [•]); provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the 10th day following the day on which public disclosure of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of Timely Notice as described above.

(iii) To be in proper form for purposes of this Section 2.4, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Proposing Person (as defined below), (1) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (2) the class or series and number of shares of the Corporation that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (1) and (2) are referred to as “Stockholder Information”);

(b) As to each Proposing Person, (1) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (2) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (3) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (4) any other material relationship between such Proposing Person, on the one hand, and the Corporation, any affiliate of the Corporation, on the other hand, (5) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (6) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (7) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (1) through (7) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

(c) As to each item of business that the stockholder proposes to bring before the annual meeting, (1) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (2) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the bylaws of the Corporation, the language of the proposed amendment), and (3) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation or any other person or entity (including their names) in connection with the proposal of such business by such stockholder; and (4) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

For purposes of this Section 2.4, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.

(iv) A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.4 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(v) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 2.4. The presiding officer of the meeting shall, if the facts warrant, determine that the business was not properly brought before the meeting in accordance with this Section 2.4, and if he or she should so determine, he or she shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

(vi) This Section 2.4 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the requirements of this Section 2.4 with respect to any business proposed to be brought before an annual meeting, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 2.4 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act. Notwithstanding anything to the contrary contained in this Section 2.4, until the Sunset Date (as defined in the Corporation’s Certification of Incorporation), any holder of record of at least 25% in voting power of the outstanding capital stock of the Corporation entitled to vote in an election of directors generally shall not be subject to the notice procedures set forth in the foregoing provisions of this Section 2.4 and may bring any business before an annual meeting of stockholders in person at the annual meeting, without prior notice.

(vii) For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by a national news service, in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act or by such other means as is reasonably designed to inform the public or securityholders of the Corporation in general of such information including, without limitation, posting on the Corporation’s investor relations website.

2.5 Notice of Nominations for Election to the Board of Directors.

(i) Subject in all respects to the provisions of the Certificate of Incorporation, nominations of any person for election to the Board of Directors at an annual meeting or at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) may be made at such meeting only (x) by or at the direction of the Board of Directors, including by any committee or persons authorized to do so by the Board of Directors or these bylaws, or (y) by a stockholder present in person (A) who was a record owner of shares of the Corporation both at the time of giving the notice provided for in this Section 2.5 and at the time of the meeting, (B) is entitled to vote at the meeting, and (C) has complied with this Section 2.5 and Section 2.6 as to such notice and nomination. For purposes of this Section 2.5, “present in person” shall mean that the stockholder proposing that the business be brought before the meeting of the Corporation, or a qualified representative of such stockholder, appear at such meeting. A “qualified representative” of such proposing stockholder shall be a duly authorized officer, manager or partner of such stockholder or any other person authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. The foregoing clause (y) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting or special meeting.

(ii) Without qualification, for a stockholder to make any nomination of a person or persons for election to the Board of Directors at an annual meeting, the stockholder must (1) provide Timely Notice (as defined in Section 2.4) thereof in writing and in proper form to the Secretary of the Corporation, (2) provide the information, agreements and questionnaires with respect to such stockholder and its candidate for nomination as required to be set forth by this Section 2.5 and Section 2.6 and (3) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5 and Section 2.6.

(a) Without qualification, if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling a special meeting in accordance with the Certificate of Incorporation, then for a stockholder to make any nomination of a person or persons for election to the Board of Directors at a special meeting, the stockholder must (i) provide timely notice thereof in writing and in proper form to the Secretary of the Corporation at the principal executive offices of the Corporation, (ii) provide the information with respect to such stockholder and its candidate for nomination as required by this Section 2.5 and Section 2.6 and (iii) provide any updates or supplements to such notice at the times and in the forms required by this Section 2.5. To be timely, a stockholder’s notice for nominations to be made at a special meeting must be delivered to, or mailed and received at, the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the 90th day prior to such special meeting or, if later, the 10th day following the day on which public disclosure (as defined in Section 2.4) of the date of such special meeting was first made.

(b) In no event shall any adjournment or postponement of an annual meeting or special meeting or the announcement thereof commence a new time period for the giving of a stockholder’s notice as described above.

(c) In no event may a Nominating Person provide Timely Notice with respect to a greater number of director candidates than are subject to election by shareholders at the applicable meeting. If the Corporation shall, subsequent to such notice, increase the number of directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of (i) the conclusion of the time period for Timely Notice, (ii) the date set forth in Section 2.5(ii)(b), or (iii) the tenth day following the date of public disclosure (as defined in Section 2.4) of such increase.

(iii) To be in proper form for purposes of this Section 2.5, a stockholder’s notice to the Secretary shall set forth:

(a) As to each Nominating Person (as defined below), the Stockholder Information (as defined in Section 2.4(iii)(a), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(a));

(b) As to each Nominating Person, any Disclosable Interests (as defined in Section 2.4(iii)(b), except that for purposes of this Section 2.5 the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2.4(iii)(b) and the disclosure with respect to the business to be brought before the meeting in Section 2.4(iii)(b) shall be made with respect to the election of directors at the meeting); and

(c) As to each candidate whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such candidate for nomination that would be required to be set forth in a stockholder’s notice pursuant to this Section 2.5 and Section 2.6 if such candidate for nomination were a Nominating Person, (B) all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant (the disclosures to be made pursuant to the foregoing clauses (A) through (C) are referred to as “Nominee

Information”), and (D) a completed and signed questionnaire, representation and agreement as provided in Section 2.6(i).

For purposes of this Section 2.5, the term “Nominating Person” shall mean (i) the stockholder providing the notice of the nomination proposed to be made at the meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and (iii) any other participant in such solicitation.

(iv) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2.5 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any nomination or to submit any new nomination.

(v) In addition to the requirements of this Section 2.5 with respect to any nomination proposed to be made at a meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations. Notwithstanding anything to the contrary contained in this Section 2.5, until the Sunset Date, any holder of record of at least 25% in voting power of the outstanding capital stock of the Corporation entitled to vote in an election of directors generally shall not be subject to the notice procedures set forth in the foregoing notice and nomination provisions of this Section 2.5 and Section 2.6 and may nominate any person for election at an annual meeting or at a special meeting in person at the annual or special meeting, without prior notice.

2.6 Additional Requirements for Valid Nomination of Candidates to Serve as Director and, if Elected, to be Seated as Directors.

(i) To be eligible to be a candidate for election as a director of the Corporation at an annual or special meeting, a candidate must be nominated in the manner prescribed in Section 2.5 and the candidate for nomination, whether nominated by the Board of Directors or by a stockholder of record, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Secretary at the principal executive offices of the Corporation, (i) a completed written questionnaire (in a form provided by the Corporation) with respect to the background, qualifications, stock ownership and independence of such proposed nominee, and such additional information with respect to such proposed nominee as would be required to be provided by the Corporation pursuant to Schedule 14A if such proposed nominee were a participant in the solicitation of proxies by the Corporation in connection with such annual or special meeting and (ii) a written representation and agreement (in form provided by the Corporation) that such candidate for nomination (A) is not and, if elected as a director during his or her term of office, will not become a party to (1) any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) or (2) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (B) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed therein or to the Corporation, (C) if elected as a director of the Corporation, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Corporation applicable to directors and in effect during such person’s term in office as a director (and, if requested by any candidate for nomination, the Secretary of the Corporation shall provide to such candidate for nomination all such policies and guidelines then in effect), (D) if elected as director of the Corporation, intends to serve the entire term until the next meeting at which such candidate would face re-election and (E) consents to being named as a nominee in the Corporation’s proxy statement pursuant to Rule 14a-4(d) under the Exchange Act and any associated proxy card of the Corporation and agrees to serve if elected as a director.

(ii) The Board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the Board of Directors in writing prior to the meeting of stockholders at which such candidate’s nomination is to be acted upon in order for the Board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Corporation in accordance with the Corporation’s Corporate Governance Guidelines.

(iii) A candidate for nomination as a director shall further update and supplement the materials delivered pursuant to this Section 2.6, if necessary, so that the information provided or required to be provided pursuant to this Section 2.6 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is 10 business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation (or any other office specified by the Corporation in any public announcement) not later than five business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of 10 business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting of the stockholders.

(iv) No candidate shall be eligible for nomination as a director of the Corporation unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with Section 2.5 and this Section 2.6, as applicable. The presiding officer at the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with Section 2.5 and this Section 2.6, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect.

(v) Notwithstanding anything in these Bylaws to the contrary, no candidate for nomination shall be eligible to be seated as a director of the Corporation unless nominated and elected in accordance with Section 2.5 and this Section 2.6.

2.7 Notice of Stockholders’ Meetings.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the notice of any meeting of stockholders shall be sent or otherwise given in accordance with Section 8.1 of these bylaws not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

2.8 Quorum.

Unless otherwise provided by law, the Certificate of Incorporation or these bylaws, the holders of a majority in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the person presiding over the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to recess the meeting or adjourn the meeting from time to time in the manner provided in Section 2.9 of these bylaws until a quorum is present or represented. At any recessed or adjourned meeting at which a quorum is present or represented, any business may be transacted that might have been transacted at the meeting as originally noticed.

2.9 Adjourned Meeting; Notice.

When a meeting is adjourned to another time or place, unless these bylaws otherwise require, notice need not be given of the adjourned meeting if the time, place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At any adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such meeting as of the record date so fixed for notice of such adjourned meeting.

2.10 Conduct of Business.

The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the person presiding over any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the person presiding over the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the person presiding over the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting (including, without limitation, determinations with respect to the administration and/or interpretation of any of the rules, regulations or procedures of the meeting, whether adopted by the Board or prescribed by the person presiding over the meeting), shall, if the facts warrant, determine and declare to the meeting that a matter of business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

2.11 Voting.

Except as may be otherwise provided in the Certificate of Incorporation, these bylaws or the DGCL, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

Except as otherwise provided by the Certificate of Incorporation, at all duly called or convened meetings of stockholders at which a quorum is present, for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. Except as otherwise provided by the Certificate of Incorporation, these bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, each other matter presented to the stockholders at a duly called or convened meeting at which a quorum is present shall be decided by the affirmative vote of the holders of a majority in voting power of the votes cast (excluding abstentions and broker non-votes) on such matter.

2.12 Record Date for Stockholder Meetings and Other Purposes.

In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than 60 days nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action without a meeting is fixed by the Board, (i) when no prior action of the Board is required by the DGCL, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board is required by the DGCL, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of capital stock, or for the purposes of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.13 Proxies.

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy authorized by an instrument in writing or by a transmission permitted by law in any manner provided under Section 212(c) of the DGCL or as otherwise provided under applicable law and filed in accordance with the procedure established for the meeting, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of an electronic transmission that sets forth or is submitted with information from which it can be determined that the transmission was authorized by the stockholder.

2.14 List of Stockholders Entitled to Vote.

The Corporation shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Such list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.14 or to vote in person or by proxy at any meeting of stockholders.

2.15 Inspectors of Election.

Before any meeting of stockholders, the Corporation shall appoint an inspector or inspectors of election to act at the meeting or its adjournment and make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If any person appointed as inspector or any alternate fails to appear or fails or refuses to act, then the person presiding over the meeting shall appoint a person to fill that vacancy.

Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting and the validity of any proxies and ballots;

(ii) count all votes or ballots;

(iii) count and tabulate all votes;

(iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspector(s); and

(v) certify its or their determination of the number of shares represented at the meeting and its or their count of all votes and ballots.

Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspection with strict impartiality and according to the best of such inspector’s ability. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein. The inspectors of election may appoint such persons to assist them in performing their duties as they determine.

2.16 Delivery to the Corporation.

Whenever this Article II requires one or more persons (including a record or beneficial owner of stock) to deliver a document or information to the Corporation or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), such document or information shall be in writing exclusively (and not in an electronic transmission) and shall be delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested, and the Corporation shall not be required to accept delivery of any document not in such written form or so delivered. For the avoidance of doubt, the Corporation expressly opts out of Section 116 of the DGCL with respect to the delivery of information and documents to the Corporation required by this Article II.

Article III - Directors

3.1 Powers.

Except as otherwise provided by the Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

3.2 Number of Directors.

Subject to the Certificate of Incorporation, the total number of directors constituting the Board shall be determined from time to time by resolution of the Board. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.

3.3 Election, Qualification and Term of Office of Directors.

Except as provided in Section 3.4 of these bylaws, and subject to the Certificate of Incorporation, each director, including a director elected to fill a vacancy or newly created directorship, shall hold office until the expiration of the term of the class, if any, for which elected and until such director’s successor is elected and qualified or until such director’s earlier death, resignation, disqualification or removal in accordance with the Certificate of Incorporation. Directors need not be stockholders. The Certificate of Incorporation or these bylaws may prescribe qualifications for directors.

3.4 Resignation and Vacancies.

Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. The resignation shall take effect at the time specified therein or upon the happening of an event specified therein, and if no time or event is specified, at the time of its receipt. When one or more directors so resigns and the resignation is effective at a future date or upon the happening of an event to occur on a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office as provided in Section 3.3.

Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies resulting from the death, resignation, disqualification or removal of any director, and newly created directorships resulting from any increase in the authorized number of directors shall be filled (i) following the Sunset Date, by the affirmative vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and, (ii) until the Sunset Date, only by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.

3.5 Place of Meetings; Meetings by Telephone.

The Board may hold meetings, both regular and special, either within or outside the State of Delaware.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board, or any committee designated by the Board, may participate in a meeting of the Board, or any committee, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting pursuant to this bylaw shall constitute presence in person at the meeting.

3.6 Regular Meetings.

Regular meetings of the Board may be held within or outside the State of Delaware and at such time and at such place as which has been designated by the Board and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other means of electronic transmission. No further notice shall be required for regular meetings of the Board.

3.7 Special Meetings; Notice.

Special meetings of the Board for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the Secretary or a majority of the total number of directors constituting the Board.

Notice of the time and place of special meetings shall be:

(i) delivered personally by hand, by courier or by telephone;

(ii) sent by United States first-class mail, postage prepaid;

(iii) sent by facsimile or electronic mail; or

(iv) sent by other means of electronic transmission,

directed to each director at that director’s address, telephone number, facsimile number or electronic mail address, or other address for electronic transmission, as the case may be, as shown on the Corporation’s records.

If the notice is (i) delivered personally by hand, by courier or by telephone, (ii) sent by facsimile or electronic mail, or (iii) sent by other means of electronic transmission, it shall be delivered or sent at least 24 hours before the time of the holding of the meeting. If the notice is sent by U.S. mail, it shall be deposited in the U.S. mail at least four days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office) nor the purpose of the meeting.

3.8 Quorum.

At all meetings of the Board, unless otherwise provided by the Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board, except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these bylaws. If a quorum is not present at any meeting of the Board, then the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

3.9 Board Action without a Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board, or of any committee thereof, may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board, or the committee thereof, in the same paper or electronic form as the minutes are maintained. Such action by written consent or consent by electronic transmission shall have the same force and effect as a unanimous vote of the Board.

3.10 Fees and Compensation of Directors.

Unless otherwise restricted by the Certificate of Incorporation or these bylaws, the Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Article IV - Committees

4.1 Committees of Directors.

The Board may designate one or more committees, each committee to consist, of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board or in these bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; but no such committee shall have the power or authority to (i) approve or adopt, or recommend to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend or repeal any bylaw of the Corporation.

4.2 Meetings and Actions of Committees.

Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of:

(i) Section 3.5 (place of meetings; meetings by telephone);

(ii) Section 3.6 (regular meetings);

(iii) Section 3.7 (special meetings; notice);

(iv) Section 3.9 (board action without a meeting); and

(v) Section 7.14 (waiver of notice),

with such changes in the context of those bylaws as are necessary to substitute the committee and its members for the Board and its members. However:

(i) the time of regular meetings of committees may be determined either by resolution of the Board or by resolution of the committee;

(ii) special meetings of committees may also be called by resolution of the Board or the chairperson of the applicable committee; and

(iii) the Board may adopt rules for the governance of any committee to override the provisions that would otherwise apply to the committee pursuant to this Section 4.2, provided that such rules do not violate the provisions of the Certificate of Incorporation or applicable law.

4.3 Subcommittees.

Unless otherwise provided in the Certificate of Incorporation, these bylaws, the resolutions of the Board designating the committee or the charter of such committee adopted by the Board, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

Article V - Officers

5.1 Officers.

The officers of the Corporation shall include a Chief Executive Officer, a President and a Secretary. The Corporation may also have, at the discretion of the Board, a Chairperson of the Board, a Vice Chairperson of the Board, a Chief Financial Officer, a Treasurer, one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Treasurers, one or more Assistant Secretaries, and any such other officers as may be appointed in accordance with the provisions of these bylaws. Any number of offices may be held by the same person. No officer need be a stockholder or director of the Corporation.

5.2 Appointment of Officers.

The Board shall appoint the officers of the Corporation, except such officers as may be appointed in accordance with the provisions of Section 5.3 of these bylaws.

5.3 Subordinate Officers.

The Board may appoint, or empower the Chief Executive Officer or, in the absence of a Chief Executive Officer, the President, to appoint, such other officers and agents as the business of the Corporation may require. Each of such officers and agents shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board may from time to time determine.

5.4 Removal and Resignation of Officers.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the Corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice. Unless otherwise specified in the notice of resignation, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the Corporation under any contract to which the officer is a party.

5.5 Vacancies in Offices.

Any vacancy occurring in any office of the Corporation shall be filled as provided in Section 5.2 or Section 5.3, as applicable.

5.6 Representation of Shares of Other Corporations.

The Chairperson of the Board, the Chief Executive Officer or the President of this Corporation, or any other person authorized by the Board, the Chief Executive Officer or the President, is authorized to vote, represent and exercise on behalf of this Corporation all rights incident to any and all shares or voting securities of any other corporation or other person standing in the name of this Corporation. The authority granted herein may be exercised either by such person directly or by any other person authorized to do so by proxy or power of attorney duly executed by such person having the authority.

5.7 Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board.

5.8 Compensation.

The compensation of the officers of the Corporation for their services as such shall be fixed from time to time by or at the direction of the Board. An officer of the Corporation shall not be prevented from receiving compensation by reason of the fact that he or she is also a director of the Corporation.

Article VI - Records

A stock ledger consisting of one or more records in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfers of stock of the corporation are recorded in accordance with Section 224 of the DGCL shall be administered by or on behalf of the Corporation. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or by means of, or be in the form of, any information storage device, or method, or one or more electronic networks or databases (including one or more distributed electronic networks or databases), provided that the records so kept can be converted into clearly legible paper form within a reasonable time and, with respect to the stock ledger, that the records so kept (i) can be used to prepare the list of stockholders specified in Sections 219 and 220 of the DGCL, (ii) record the information specified in Sections 156, 159, 217(a) and 218 of the DGCL, and (iii) record transfers of stock as governed by Article 8 of the Uniform Commercial Code as adopted in the State of Delaware.

Article VII - General Matters

7.1 Execution of Corporate Contracts and Instruments.

The Board, except as otherwise provided in these bylaws, may authorize any officer or officers, or agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Corporation; such authority may be general or confined to specific instances.

7.2 Stock Certificates.

The shares of the Corporation shall be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Certificates for the shares of stock, if any, shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by a certificate shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two officers authorized to sign stock certificates representing the number of shares registered in certificate form. The Chairperson or Vice Chairperson of the Board, Chief Executive Officer, the President, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary of the Corporation shall be specifically authorized to sign stock certificates. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate has ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

The Corporation may issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor. Upon the face or back of each stock certificate issued to represent any such partly paid shares, or upon the books and records of the Corporation in the case of uncertificated partly paid shares, the total amount of the consideration to be paid therefor and the amount paid thereon shall be stated. Upon the declaration of any dividend on fully paid shares, the Corporation shall declare a dividend upon partly paid shares of the same class, but only upon the basis of the percentage of the consideration actually paid thereon.

7.3 Special Designation of Certificates.

If the Corporation is authorized to issue more than one class of stock or more than one series of any class, then the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or on the back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of uncertificated shares, set forth in a notice provided pursuant to Section 151 of the DGCL); provided, however, that except as otherwise provided in Section 202 of the DGCL, in lieu of the foregoing requirements, there may be set forth on the face of back of the certificate that the Corporation shall issue to represent such class or series of stock (or, in the case of any uncertificated shares, included in the aforementioned notice) a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, the designations, the preferences and the relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

7.4 Lost Certificates.

Except as provided in this Section 7.4, no new certificates for shares shall be issued to replace a previously issued certificate unless the latter is surrendered to the Corporation and cancelled at the same time. The Corporation may issue a new certificate of stock or uncertificated shares in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such owner’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

7.5 Shares Without Certificates

The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates, provided the use of such system by the Corporation is permitted in accordance with applicable law.

7.6 Construction; Definitions.

Unless the context requires otherwise, the general provisions, rules of construction and definitions in the DGCL shall govern the construction of these bylaws. Without limiting the generality of this provision, the singular number includes the plural and the plural number includes the singular.

7.7 Dividends.

The Board, subject to any restrictions contained in either (i) the DGCL or (ii) the Certificate of Incorporation, may declare and pay dividends upon the shares of its capital stock. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock.

The Board may set apart out of any of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve. Such purposes shall include but not be limited to equalizing dividends, repairing or maintaining any property of the Corporation, and meeting contingencies.

7.8 Fiscal Year.

The fiscal year of the Corporation shall be fixed by resolution of the Board and may be changed by the Board.

7.9 Seal.

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

7.10 Transfer of Stock.

Subject to the restrictions set forth in Section 7.12, shares of stock of the Corporation shall be transferred on the books of the Corporation only by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation of the certificate or certificates representing such shares endorsed by the appropriate person or persons (or by delivery of duly executed instructions with respect to uncertificated shares), with such evidence of the authenticity of such endorsement or execution, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing the names of the persons from and to whom it was transferred.

7.11 Stock Transfer Agreements.

The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes or series of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL or other applicable law.

7.12 Lock-Up.

(i) Subject to Section 7.12(ii), the holders (the “Lock-up Holders”) of common stock of the Corporation issued (a) as consideration pursuant to the mergers (including, for the avoidance of doubt, the Earnout Shares (as defined in the Business Combination Agreement)) of (1) Switchback II Corporation, a Cayman Islands exempted company with and into the

Corporation (the “Domestication Merger”) and (2) Maverick Merger Sub Inc., a Delaware corporation, with and into Bird Rides, Inc., a Delaware corporation (the “Acquisition Merger” and together with the Domestication Merger, the “Transaction”) or (b) upon the issuance, vesting, settlement or exercise of restricted stock, restricted stock units, stock options or other compensatory equity awards outstanding as of immediately following the closing of the Acquisition Merger in respect of awards of Bird Rides, Inc. outstanding immediately prior to the closing of the Acquisition Merger (excluding, for the avoidance of doubt, the SPAC Warrants (as defined in that certain Business Combination Agreement, entered into by and among the Corporation, Bird Rides, Inc., Switchback II Corporation and Maverick Merger Sub Inc., dated as of May 11, 2021, as amended from time to time (the “Business Combination Agreement”)) (such shares referred to in Section 7.12(i)(b), the “Equity Award Shares”), may not Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”). Notwithstanding the generality of the foregoing, the foregoing Lock-up restriction shall not apply to Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock pursuant to a broker-assisted sale, in either case, in order to satisfy applicable exercise price and/or tax withholding obligations that arise with respect to the Equity Award Shares; provided that, in each case, such Transfer is made in accordance with applicable law and is permitted pursuant to the terms and conditions of (A) the applicable equity incentive plan and any award agreement evidencing the Equity Award Shares and (B) any Company insider trading or other applicable policy.

(ii) Notwithstanding the provisions set forth in Section 7.12(i), a Lock-up Holder or its Permitted Transferee may Transfer Lock-up Shares held by such Lock-Up Holder or Permitted Transferee during the Lock-up Period (a) to (i) the Corporation’s officers or directors, (ii) any affiliates or family members of the Corporation’s officers or directors, or (iii) the other Lock-Up Holders or, if such Lock-up Holder or Permitted Transferee is a corporation, partnership, limited liability company or other business entity, any direct or indirect partners, members or equity holders of such Lock-up Holder or Permitted Transferee; (b) any affiliates of such Lock-up Holder or Permitted Transferee or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (c) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization; (d) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (e) in the case of an individual, pursuant to a qualified domestic relations order; (f) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; (g) to the Corporation; or (h) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Corporation’s stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the closing date of the Acquisition Merger; provided, that in connection with any Transfer of such Lock-up Shares to a Permitted Transferee, the restrictions and obligations contained in Section 7.12(i) will continue to apply to such Lock-up Shares after any Transfer of such Lock-up Shares and such Permitted Transferee shall continue to be bound by such restrictions and obligations for the balance of the Lock-up Period as if such Permitted Transferee were a Lock-up Holder hereunder.

(iii) Notwithstanding the other provisions set forth in this Section 7.12, the Board may, in its sole discretion, determine to waive, amend, or repeal the Lock-up obligations set forth herein; provided, that, any such waiver, amendment or repeal of any Lock-up obligations set forth herein shall require, in addition to any other vote of the members of the Board of Directors required to take such action pursuant to these bylaws or applicable law, the affirmative vote of the director of the Corporation that has been designated pursuant to Section 7.15(a) of the Business Combination Agreement, or if such person is not then serving as a director of the Corporation, his or her successor.

(iv) Notwithstanding the other provisions set forth in this Section 7.12, if (a) at least 120 days have elapsed since the Acquisition Closing Date (as defined in the Business Combination Agreement) and (B) the Lock-up Period is scheduled to end during a Blackout Period or within five Trading Days prior to a Blackout Period (such period, the “Specified Period”), the Lock-up Period shall end 10 Trading Days prior to the commencement of the Blackout Period (the “Blackout-Related Release”); provided that the Corporation shall announce the date of the expected Blackout-Related Release through a major news service, or on a Form 8-K, at least two Trading Days in advance of the Blackout-Related Release; and provided further that the Blackout- Related Release shall not occur unless the Corporation shall have publicly released its earnings results for the quarterly period during which the Acquisition Closing (as defined in the Business Combination Agreement) occurred. For the avoidance of doubt, in no event shall the Lock-up Period end earlier than 120 days after the Acquisition Closing Date pursuant to the Blackout-Related Release.

(v) For purposes of this Section 7.12:

(a) the term “Blackout Period” means a broadly applicable and regularly scheduled period during which trading in the Corporation’s securities would not be permitted under the Corporation’s insider trading policy;

(b) the term “Lock-up Period” means the period beginning on the closing date of the Acquisition Merger and ending on the date that is 180 days after the closing date of the Acquisition Merger;

(c) the term “Lock-up Shares” means (i) the shares of common stock held by the Lock-up Holders immediately following the closing of the Acquisition Merger (other than shares of common stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act of 1933, as amended, pursuant to a subscription agreement where the issuance of common stock occurs on or after the closing of the Acquisition Merger); (ii) the Equity Awards Shares and (iii) any equity securities of the Corporation that may be issued or distributed or be issuable with respect to the securities referred to in clauses (i) or (ii) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction; provided, that, for clarity, shares of common stock issued in connection with the Private Placements (as defined in the Business Combination Agreement) shall not constitute Lock-up Shares;

(d) the term “Permitted Transferees” means, prior to the expiration of the Lock-up Period, any person or entity to whom such Lock-up Holder is permitted to transfer such shares of common stock prior to the expiration of the Lock-up Period pursuant to Section 7.12(ii);

(e) the term “Trading Day” means a day on which the New York Stock Exchange and the Nasdaq Stock Market are open for the buying and selling of securities; and

(f) the term “Transfer” means the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

7.13 Registered Stockholders.

The Corporation:

(i) shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and to vote as such owner; and

(ii) shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.

7.14 Waiver of Notice.

Whenever notice is required to be given under any provision of the DGCL, the Certificate of Incorporation or these bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these bylaws.

Article VIII - Notice

8.1 Delivery of Notice; Notice by Electronic Transmission.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provisions of the DGCL, the Certificate of Incorporation, or these bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given (1) if mailed, when the notice is deposited in the U.S. mail, postage prepaid, (2) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address or (3) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation.

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notwithstanding the provisions of this paragraph, the Corporation may give a notice by electronic mail in accordance with the first paragraph of this section without obtaining the consent required by this paragraph.

Any notice given pursuant to the preceding paragraph shall be deemed given:

(i)	if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice;

(ii)	if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and

(iii)	if by any other form of electronic transmission, when directed to the stockholder.

Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (1) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (2) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Article IX - Indemnification

9.1 Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.

9.2 Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.

Subject to Section 9.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

9.3 Authorization of Indemnification.

Any indemnification under this Article IX (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

9.4 Good Faith Defined.

For purposes of any determination under Section 9.3, a person shall be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The provisions of this Section 9.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Section 9.1 or 9.2, as the case may be.

9.5 Indemnification by a Court.

Notwithstanding any contrary determination in the specific case under Section 9.3, and notwithstanding the absence of any determination thereunder, any director or officer may apply to the Court of Chancery of the State of Delaware or any other court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under Section 9.1 or 9.2. The basis of such indemnification by a court shall be a determination by such court that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 9.1 or Section 9.2, as the case may be. Neither a contrary determination in the specific case under Section 9.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the director or officer seeking indemnification has not met any applicable standard of conduct. Notice of any application for indemnification pursuant to this Article IX shall be given to the Corporation promptly upon the filing of such application. If successful, in whole or in part, the director or officer seeking indemnification shall also be entitled to be paid the expense of prosecuting such application.

9.6 Expenses Payable in Advance.

Expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article IX. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the Corporation deems appropriate.

9.7 Nonexclusivity of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, these By-Laws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Section 9.1 or 9.2 shall be made to the fullest extent permitted by law. The provisions of this Article IX shall not be deemed to preclude the indemnification of any person who is not specified in Section 9.1 or Section 9.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.

9.8 Insurance.

The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was a director or officer of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article IX.

9.9 Certain Definitions.

For purposes of this Article IX, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors or officers, so that any person who is or was a director or officer of such constituent corporation, or is or was a director or officer of such constituent corporation serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article IX with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. The term “another enterprise” as used in this Article IX shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. For purposes of this Article IX, references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director or officer with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article IX.

9.10 Survival of Indemnification and Advancement of Expenses.

The indemnification and advancement of expenses provided by, or granted pursuant to, this Article IX shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

9.11 Limitation on Indemnification.

Notwithstanding anything contained in this Article IX to the contrary, except for proceedings to enforce rights to indemnification (which shall be governed by Section 9.5), the Corporation shall not be obligated to indemnify any director or officer (or his or her heirs, executors or personal or legal representatives) or advance expenses in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized or consented to by the Board of Directors of the Corporation.

9.12 Indemnification of Employees and Agents.

The Corporation may, to the extent authorized from time to time by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Corporation similar to those conferred in this Article IX to directors and officers of the Corporation.

9.13 Primacy of Indemnification.

Notwithstanding that a director, officer, employee or agent of the Corporation (collectively, the “Covered Persons”) may have certain rights to indemnification, advancement of expenses and/or insurance provided by other persons (collectively, the “Other Indemnitors”), with respect to the rights to indemnification, advancement of expenses and/or insurance set forth herein, the Corporation: (i) shall be the indemnitor of first resort (i.e., its obligations to Covered Persons are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by Covered Persons are secondary); and (ii) shall be required to advance the full amount of expenses incurred by Covered Persons and shall be liable for the full amount of all liabilities, without regard to any rights Covered Persons may have against any of the Other Indemnitors. No advancement or payment by the Other Indemnitors on behalf of Covered Persons with respect to any claim for which Covered Persons have sought indemnification from the Corporation shall affect the immediately preceding sentence, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of Covered Persons against the Corporation. Notwithstanding anything to the contrary herein, the obligations of the Corporation under this Section 9.13 shall only apply to Covered Persons in their capacity as Covered Persons.

Article X - Amendments

The Board is expressly empowered to adopt, amend or repeal the bylaws of the Corporation. The stockholders also shall have power to adopt, amend or repeal the bylaws of the Corporation; provided, however, that such action by stockholders shall require, in addition to any other vote required by the Certificate of Incorporation or applicable law, the affirmative vote of the holders of at least two-thirds of the voting power of all the then-outstanding shares of voting stock of the Corporation with the power to vote generally in an election of directors, voting together as a single class; provided, that, any such waiver, amendment or repeal of any of the obligations contemplated by Section 7.12 shall require, in addition to any other vote of the members of the Board of Directors required to take such action pursuant to these bylaws or applicable law, the affirmative vote of the director of the Corporation that has been designated pursuant to Section 7.15(a) of the Business Combination Agreement, or if such person is not then serving as a director of the Corporation, his or her successor.

Article XI - Definitions

As used in these bylaws, unless the context otherwise requires, the following terms shall have the following meanings:

An “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

An “electronic mail” means an electronic transmission directed to a unique electronic mail address (which electronic mail shall be deemed to include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the Corporation who is available to assist with accessing such files and information).

An “electronic mail address” means a destination, commonly expressed as a string of characters, consisting of a unique user name or mailbox (commonly referred to as the “local part” of the address) and a reference to an internet domain (commonly referred to as the “domain part” of the address), whether or not displayed, to which electronic mail can be sent or delivered.

The term “person” means any individual, general partnership, limited partnership, limited liability company, corporation, trust, business trust, joint stock company, joint venture, unincorporated association, cooperative or association or any other legal entity or organization of whatever nature, and shall include any successor (by merger or otherwise) of such entity.

EXHIBIT C

FORM OF AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

[Attached.]

Exhibit C-1

Exhibit C

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [_________], 2021, is made and entered into by and among Bird Global, Inc., a Delaware corporation (the “Company”), NGP Switchback II, LLC, a Delaware limited liability company (the “Sponsor”), and the undersigned parties listed under Switchback Holder and Bird Holder on Schedule A hereto (each such party, together with the Sponsor, and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 6.2 or Section 6.10 of this Agreement, a “Holder” and collectively the “Holders”). Except as otherwise stated, capitalized terms used but not otherwise defined herein shall have the meanings provided in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, on January 7, 2021, Switchback II Corporation, a Cayman Islands exempted company (“Switchback”), the Sponsor and certain other security holders named therein (the “Existing Holders”) entered into that certain Registration Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which the Company granted the Sponsor and such other Existing Holders certain registration rights with respect to certain securities of the Company;

WHEREAS, on May 11, 2021, Switchback, Maverick Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Switchback (“Merger Sub”), Bird Rides, Inc., a Delaware corporation (“Bird”), and the Company entered into that certain Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, among other things, Switchback will merge with and into the Company (the “Domestication Merger”), with the Company surviving the Domestication Merger, and following the Domestication Merger, Merger Sub will merge with and into Bird (the “Acquisition Merger”), with Bird surviving the Acquisition Merger as a wholly owned subsidiary of the Company (the “Business Combination”);

WHEREAS, after the closing of the Business Combination (the “Closing”), the Holders (other than the Qualified Stockholders (as defined in the Amended and Restated Certificate of Incorporation of the Company dated [_______], 2021)) will own shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), the Qualified Stockholders will own shares of the Company’s Class X common stock, par value $0.0001 per share (the “Class X Common Stock” and together with the Class A Common Stock, the “Common Stock”), and the Sponsor will own warrants to purchase 5,550,000 shares of Class A Common Stock (the “Private Placement Warrants”); and

WHEREAS, the Company and the Existing Holders desire to amend and restate the Existing Registration Rights Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Acquisition Merger” shall have the meaning given in the Recitals hereto.

“Additional Holder” shall have the meaning given in Section 6.10.

“Additional Holder Common Stock” shall have the meaning given in Section 6.10.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in (i) any Registration Statement in order for the applicable Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any Prospectus in order for the applicable Prospectus not to include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Bird” shall have the meaning given in the Recitals hereto.

“Bird Holders” shall mean the parties listed under Bird Holder on Schedule A hereto.

“Blackout Period” shall mean a broadly applicable and regularly scheduled period during which trading in the Company’s securities would not be permitted under the Company’s insider trading policy.

“Block Trade” shall have the meaning given to it in subsection 2.4.1.

“Board” shall mean the board of directors of the Company.

“Business Combination” shall have the meaning given in the Recitals hereto.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Class A Common Stock” shall have the meaning given in the Recitals hereto.

“Class X Common Stock” shall have the meaning given in the Recitals hereto.

“Closing” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

“Demanding Holder” shall have the meaning given in subsection 2.1.5.

“Domestication Merger” shall have the meaning given in the Recitals hereto.

“Effectiveness Period” shall have the meaning given in subsection 3.1.1 of this Agreement.

“Equity Award Shares” shall mean shares of Common Stock issued upon the issuance, vesting, settlement or exercise of restricted stock, restricted stock units, stock options or other compensatory equity awards outstanding as of immediately following the Closing in respect of awards of Bird outstanding immediately prior to the Closing (excluding, for the avoidance of doubt, the Acquiror Warrants).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holders” shall have the meaning given in the Recitals hereto.

“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.

“Financial Counterparty” shall have the meaning given in subsection 3.1.10 of this Agreement.

“Holder Indemnified Persons” shall have the meaning given in subsection 4.1.1 of this Agreement.

“Holder Information” shall have the meaning given in subsection 4.1.2.

“Holders” shall have the meaning given in the Preamble.

“Joinder” shall have the meaning given in Section 6.10.

“Lock-up” shall have the meaning given in Section 5.1.

“Lock-up Period” shall mean the period beginning on the Acquisition Closing Date and ending on the earlier of the date that is one hundred-eighty (180) days after the Acquisition Closing Date; provided, that if (a) at least one hundred-twenty (120) days have elapsed since the Acquisition Closing Date and (B) the Lock-up Period is scheduled to end during a Blackout Period or within five Trading Days prior to a Blackout Period (such period, the “Specified Period”), the Lock-up Period shall end ten (10) Trading Days prior to the commencement of the Blackout Period (the “Blackout-Related Release”); provided that the Company shall announce the date of the expected Blackout-Related Release through a major news service, or on a Form 8-K, at least two (2) Trading Days in advance of the Blackout-Related Release; and provided further that the Blackout-Related Release shall not occur unless the Company shall have publicly released its earnings results for the quarterly period during which the Closing occurred. For the avoidance of doubt, in no event shall the Lock-up Period end earlier than one hundred-twenty (120) days after the Acquisition Closing Date pursuant to the Blackout-Related Release.

“Lock-up Shares” shall mean (i) the shares of Common Stock held by the Bird Holders immediately following the Closing (including, for the avoidance of doubt, the Earnout Shares but excluding shares of Common Stock acquired in the public market or pursuant to a transaction exempt from registration under the Securities Act pursuant to a subscription agreement where the issuance of common stock occurs on or after the Closing); (ii) the Equity Awards Shares and (iii) any equity securities of the Company that may be issued or distributed or be issuable with respect to the securities referred to in clauses (i) or (ii) by way of conversion, dividend, stock split or other distribution, merger, consolidation, exchange, recapitalization or reclassification or similar transaction; provided that, for clarity, shares of common stock issued in connection with the Private Placements shall not constitute Lock-up Shares.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.6 of this Agreement.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Minimum Underwritten Offering Threshold” shall have the meaning given in subsection 2.1.5.

“Misstatement” shall mean, in the case of a Registration Statement, an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein not misleading, and in the case of a Prospectus, an untrue statement of a material fact or an omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

“Other Coordinated Offering” shall have the meaning given to it in subsection 2.4.1.

“Permitted Transferees” shall mean (a) prior to the expiration of the Lock-up Period, any person or entity to whom a Bird Holder is permitted to transfer Registrable Securities pursuant to Section 5.2 and (b) after the expiration of the Lock-up Period, any person or entity to whom a Bird Holder is permitted to transfer Registrable Securities.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1 of this Agreement.

“Private Placement Warrants” shall have the meaning given in the Recitals hereto.

“Pro Rata” shall have the meaning given in subsection 2.1.6 of this Agreement.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Private Placement Warrants (including any shares of Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (b) any equity securities (including the shares of Common Stock issued or issuable upon the exercise of any such equity security) of the Company issuable upon conversion of any working capital loans in an amount up to $1,500,000 made to Switchback by a Holder, (c) any outstanding shares of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement, (d) any Additional Holder Common Stock, (e) any shares of the Company issued or to be issued to any Holders in connection with the Business Combination and (f) any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a share capitalization or share sub-division or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities may be sold without registration pursuant to Rule 144 and Rule 145 (as applicable) promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations).

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and any such registration statement having been declared effective by, or become effective pursuant to the rules promulgated by, the Commission.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the shares of Common Stock is then listed);

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration or Underwritten Offering;

(F) the fees and expenses incurred in connection with the listing of any Registrable Securities on each national securities exchange on which the shares of Common Stock is then listed;

(G) the fees and expenses incurred by the Company in connection with any Underwritten Offerings or other offering involving an Underwriter; and

(H) reasonable fees and expenses of one (1) legal counsel selected jointly by the majority-in-interest of Registrable Securities held by the Demanding Holders initiating an Underwritten Demand, the Requesting Holders participating in an Underwritten Offering and the Holders participating in a Piggyback Registration, as applicable.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.5 of this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall have the meaning given in subsection 2.1.1 of this Agreement.

“Sponsor” shall have the meaning given in the Preamble.

“Subsequent Shelf Registration Statement” shall have the meaning given in subsection 2.1.3.

“Switchback” shall have the meaning given in the Recitals hereto.

“Switchback Holders” shall mean the parties listed under Switchback Holder on Schedule A hereto.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Trading Day” means a day on which the New York Stock Exchange and the Nasdaq Stock Market are open for the buying and selling of securities.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal or as broker, placement agent or sales agent pursuant to a Registration and not as part of such dealer’s market-making activities.

“Underwritten Demand” shall have the meaning given in subsection 2.1.5 of this Agreement.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Withdrawal Notice” shall have the meaning given in subsection 2.1.7.

ARTICLE II

REGISTRATIONS

2.1 Registration.

2.1.1 Shelf Registration. The Company agrees that, within twenty (20) business days after the consummation of the Business Combination, the Company will use its commercially reasonable efforts to file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale or other disposition of the Registrable Securities (a “Shelf Registration”), which Shelf Registration may include shares of Common Stock that may be issuable upon exercise of outstanding warrants, or shares that may have been purchased in any private placement that was consummated at the same time as the Closing.

2.1.2 Effective Registration. The Company shall use its commercially reasonable efforts to cause such Registration Statement to become effective by the Commission as soon as reasonably practicable after the initial filing of the Registration Statement. Subject to the limitations contained in this Agreement, the Company shall effect any Shelf Registration on such appropriate registration form of the Commission (a) as shall be selected by the Company and (b) as shall permit the resale or other disposition of the Registrable Securities by the Holders. If at any time a Registration Statement filed with the Commission pursuant to subsection 2.1.1 is effective and a Holder provides written notice to the Company that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, the Company will use its commercially reasonable efforts to amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place in accordance with the terms of this Agreement.

2.1.3 Subsequent Shelf Registration. If any Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Registration Statement to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Registration Statement or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration Statement shall be a Registration Statement on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this subsection 2.1.3, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.4 Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of the Sponsor or a Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered, at the Company’s option, by any then available Registration Statement (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing and such Registration Statement or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for each of the Sponsor and the Holders.

2.1.5 Underwritten Offering. Subject to the provisions of subsection 2.1.6 and Section 2.5 of this Agreement, the Sponsor, a Holder or group of Holders (any of the Sponsor, Holder or group of Holders being in such case, a “Demanding Holder”) may make a written demand for an Underwritten Offering pursuant to a Registration Statement filed with the Commission in accordance with subsection 2.1.1 of this Agreement (an “Underwritten Demand”); provided, that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $40 million (the “Minimum Underwritten Offering Threshold”). The Demanding Holder shall have the responsibility to engage an underwriter(s), which shall be reasonably acceptable to the Company, and the Company shall have no responsibility for engaging any underwriter(s) for an Underwritten Offering. The Company shall, within five (5) business days of the Company’s receipt of the Underwritten Demand, notify, in writing, all other Holders of such demand, and each Holder who thereafter requests to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to such Underwritten Demand (each such Holder, a “Requesting Holder”) shall so notify the

Company, in writing, within two (2) days (one (1) day if such offering is an overnight or bought Underwritten Offering) after the receipt by such Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their Registrable Securities included in such Underwritten Offering pursuant to such Underwritten Demand. In such event, the right of any Holder or Requesting Holder to registration pursuant to this subsection 2.1.5, shall be conditioned upon such Holder’s or Requesting Holder’s participation in such underwriting and the inclusion of such Holder’s or Requesting Holder’s Registrable Securities in the underwriting to the extent provided herein. All such Holders or Requesting Holders proposing to distribute their Registrable Securities through such Underwritten Offering under this subsection 2.1.5 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holders initiating such Underwritten Offering. Notwithstanding the foregoing, the Company is not obligated to effect more than an aggregate of three (3) Underwritten Offerings demanded by the Bird Holders and an aggregate of three (3) Underwritten Offerings demanded by the Switchback Holders pursuant to this subsection 2.1.5 and is not obligated to effect an Underwritten Offering pursuant to this subsection 2.1.5 within ninety (90) days after the closing of an Underwritten Offering.

2.1.6 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering, pursuant to an Underwritten Demand, in good faith, advises or advise the Company, the Demanding Holders, the Requesting Holders and other persons or entities holding Registrable Securities or other equity securities of the Company that were requested to be included in such Underwritten Offering, taken together with all other shares of Common Stock or other securities which the Company desires to sell and the shares of Common Stock or other securities, if any, as to which registration has been requested pursuant to written contractual piggyback registration rights held by other equity holders of the Company who desire to sell (if any) that the dollar amount or number of Registrable Securities or other equity securities of the Company requested to be included in such Underwritten Offering exceeds the maximum dollar amount or maximum number of equity securities of the Company that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering, regardless of the number of shares held by each such person and the aggregate number of Registrable Securities that the Demanding Holders have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Requesting Holders, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities of the Company that the Company desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Common Stock or other equity securities of the Company held by other persons or entities that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.1.7 Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that the Sponsor or a Holder may elect to have the Company continue an Underwritten Offering if the Minimum Underwritten Offering Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Sponsor, the Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of subsection 2.1.6, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Offering or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offer (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if the Sponsor or a Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the Sponsor or such Holder, as applicable, for purposes of subsection 2.1.6. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Offering prior to its withdrawal under this subsection 2.1.7, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this subsection 2.1.7.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. Subject to the provisions of subsection 2.2.2 and Section 2.5 hereof, if, at any time on or after the date the Company consummates a Business Combination, the Company proposes to consummate an Underwritten Offering for its own account or for the account of stockholders of the Company, then the Company shall give written notice of such proposed action to all of the Holders as soon as practicable, which notice shall (x) describe the amount and type of securities to be included, the intended method(s) of distribution and the name of the proposed managing Underwriter or Underwriters, if any, and (y) offer to all of the Holders the opportunity to include such number of Registrable Securities as such Holders may request in writing within two (2) days (unless such offering is an overnight or bought Underwritten Offering, then one (1) day), in each case after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Piggyback Registration and to permit the resale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to include Registrable Securities in an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of equity securities of the Company that the Company desires to sell, taken together with (i) the shares of equity securities of the Company, if any, as to which the Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which a Piggyback Registration has been requested pursuant to Section 2.2 of this Agreement and (iii) the shares of equity securities of the Company, if any, as to which inclusion in the Underwritten Offering has been requested pursuant to separate written contractual piggyback registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a) If the Underwritten Offering is undertaken for the Company’s account, the Company shall include in any such Underwritten Offering (A) first, the shares of Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders requesting a Piggyback Registration pursuant to subsection 2.2.1 of this Agreement, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities of the Company, if any, as to which inclusion in the Underwritten Offering has been requested pursuant to written contractual piggyback registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Underwritten Offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Underwritten Offering (A) first, the shares of Common Stock or other equity securities of the Company, if any, of such requesting persons or entities, other than the Holders, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders requesting a Piggyback Registration pursuant to subsection 2.2.1 of this Agreement, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B), and (C), the shares of Common Stock or other equity securities of the Company for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; or

(c) If the Underwritten Offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in subsection 2.1.6.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by subsection 2.1.7) shall have the right to withdraw from a Piggyback Registration upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the commencement of the Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3. The Company (whether on its own good faith determination or as a result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw an Underwritten Offering undertaken for the Company’s account at any time prior to the effectiveness of such Registration Statement.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, subject to subsection 2.1.7, any Piggyback Registration or Underwritten Offering effected pursuant to Section 2.2 of this Agreement shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 2.1 of this Agreement.

2.3 Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder of Registrable Securities in excess of five percent (5%) of the outstanding Common Stock that participates and sells Registrable Securities in such Underwritten Offering (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the sixty (60)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder that participates and sells Registrable Securities in such Underwritten Offering agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders that execute a lock-up agreement).

2.4 Block Trades Other Coordinated Offerings.

2.4.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Registration Statement is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, with a total offering price reasonably expected to exceed, in the aggregate, either (x) $25 million or (y) all remaining Registrable Securities held by the Demanding Holder, then if such Demanding Holder requires any assistance from the Company pursuant to this Section 2.4, such Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters or brokers, sales agents or placement agents (each, a “Financial Counterparty”) prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2 Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and Financial Counterparty (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this subsection 2.4.2.

2.4.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to Section 2.4 of this Agreement.

2.4.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and Financial Counterparty (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5 A Holder in the aggregate may demand no more than four (4) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Offering pursuant to subsection 2.1.5 hereof.

2.5 Restrictions on Registration Rights. If the Holders have requested an Underwritten Offering pursuant to an Underwritten Demand and in the good faith judgment of the Board such Underwritten Offering would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the undertaking of such Underwritten Offering at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be seriously detrimental to the Company to undertake such Underwritten Offering in the near future and that it is therefore essential to defer the undertaking of such Underwritten Offering. In such event, the Company shall have the right to defer such offering for a period of not more than thirty (30) days; provided, however, that the Company shall not defer its obligations in this manner more than once in any twelve (12) month period.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. The Company shall use its commercially reasonable efforts to effect such Registration or Underwritten Offering to permit the resale or other disposition of such Registrable Securities in accordance with the intended plan of distribution thereof (and including all manners of distribution in such Registration Statement as Holders may reasonably request in connection with the filing of such Registration Statement and as permitted by law, including distribution of Registrable Securities to a Holder’s members, securityholders or partners), and pursuant thereto the Company shall, as expeditiously as possible and to the extent applicable:

3.1.1 prepare and file with the Commission after the consummation of the Business Combination a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective in accordance with Section 2.1, including filing a replacement Registration Statement, if necessary, and remain effective until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (such period, the “Effectiveness Period”);

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, (a) as may be reasonably requested by any Holder that holds at least five-percent (5%) of the Registrable Securities registered on such Registration Statement, any Underwriter or the Sponsor (provided that at the time of such request, the Sponsor holds at least 25% of the amount of outstanding shares of Common Stock of the Company that it held at the Closing), or (b) as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the plan of distribution provided by the Holders and as set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration or Underwritten Offering, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or Underwritten Offering or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company will not have any obligation to provide any document pursuant to this subsection 3.1.3 that is available on the Commission’s EDGAR system;

3.1.4 prior to any Underwritten Offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement or Underwritten Offering;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 during the Effectiveness Period, furnish a conformed copy of each filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, promptly after such filing of such documents with the Commission to each seller of such Registrable Securities or its counsel; provided that the Company will not have any obligation to provide any document pursuant to this subsection 3.1.8 that is available on the Commission’s EDGAR system;

3.1.9 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 of this Agreement;

3.1.10 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a Financial Counterparty pursuant to such Registration, permit a representative of the Holders (such representative to be selected by a majority of the Holders), the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives or Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11 obtain a comfort letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade or sale by a Financial Counterparty pursuant to such Registration (subject to such Financial Counterparty providing such certification or representation reasonably requested by the Company’s independent registered public accountants and the Company’s counsel), in customary form and covering such matters of the type customarily covered by comfort letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12 in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the Financial Counterparty, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, Financial Counterparty or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to such participating Holders, Financial Counterparty or Underwriter;

3.1.13 in the event of an Underwritten Offering or a Block Trade, or an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration to which the Company has consented, to the extent reasonably requested by such Financial Counterparty in order to engage in such offering, allow the Financial Counterparty to conduct customary “underwriter’s due diligence” with respect to the Company;

3.1.14 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the Financial Counterparty of such offering or sale;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16 with respect to an Underwritten Offering pursuant to subsection 2.1.5 use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or Financial Counterparty if such Underwriter or Financial Counterparty has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or Financial Counterparty, as applicable.

3.2 Registration Expenses. The Registration Expenses in respect of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains or includes a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Registration Statement or Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Registration Statement or Prospectus may be resumed.

3.4.2 Subject to subsection 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration or Underwritten Offering at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. Notwithstanding the foregoing, the Company may delay or suspend continued use of a Registration Statement or Prospectus in respect of a Registration or Underwritten Offering in order to file and make effective a post-effective amendment to such Registration Statement in connection with the filing of the Company’s Annual Report on Form 10-K, and such suspension shall not be subject to the provisions of subsection 3.4.4. In the event the Company exercises its rights under the preceding sentences in this Section 3.4, the Holders agree to suspend, immediately upon their receipt of the notices referred to in this Section 3.4, their use of the Registration Statement or Prospectus in connection with any resale or other disposition of Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.4.3 Subject to subsection 3.4.4, (a) during the period starting with the date thirty (30) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date sixty (60) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Registration Statement, or (b) if, pursuant to subsection 2.1.5, Holders have requested an Underwritten Offering and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to subsection 2.1.5 or Section 2.4.

3.4.4 The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to subsection 3.4.2 or a registered offering pursuant to subsection 3.4.3 shall be exercised by the Company on not more than two (2) occasions and, in the aggregate, for not more than sixty (60) consecutive calendar days or more than one hundred-twenty (120) total calendar days in each case, during any twelve (12)-month period.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to resell or otherwise dispose of shares of Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any customary legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 Indemnification.

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, employees, advisors, agents, representatives, members and each person who controls such Holder (within the meaning of the Securities Act) (collectively, the “Holder Indemnified Persons”) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) resulting from any Misstatement or alleged Misstatement, except insofar as the same are caused by or contained or included in any information furnished in writing to the Company by or on behalf of such Holder Indemnified Person specifically for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall, severally and not jointly, indemnify the Company, its officers, directors, employees, advisors, agents, representatives and each person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) resulting from any Misstatement or alleged Misstatement, but only to the extent that the same are made in reliance on and in conformity with information relating to the Holder so furnished in writing to the Company by or on behalf of such Holder specifically for use therein. In no event shall the liability of any selling Holder hereunder be greater in amount than the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement giving rise to such indemnification obligation.

4.1.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, not to be unreasonably withheld or delayed, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, advisor, agent, representative, member or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5 If the indemnification provided under Section 4.1 of this Agreement is held by a court of competent jurisdiction to be unavailable to an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether the Misstatement or alleged Misstatement relates to information supplied by such indemnifying party or such indemnified party and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 of this Agreement, any reasonable legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

LOCK-UP

5.1 Lock-up. Subject to Section 5.2, the Bird Holders agree that they shall not Transfer any Lock-up Shares until the end of the Lock-up Period (the “Lock-up”). Notwithstanding the generality of the foregoing, the Lock-up restriction shall not apply to Transfers of shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock pursuant to a broker-assisted sale, in either case, in order to satisfy applicable exercise price and/or tax withholding obligations that arise with respect to the Equity Award Shares; provided that, in each case, such Transfer is made in accordance with applicable law and is permitted pursuant to the terms and conditions of (a) the applicable equity incentive plan and any award agreement evidencing the Equity Award Shares and (b) any Company insider trading or other applicable policy.

5.2 Permitted Transferees. Notwithstanding the provisions set forth in Section 5.1, the Bird Holders or their respective Permitted Transferees may Transfer the Lockup Shares during the Lock-up Period (a) to (i) the Company’s officers or directors, (ii) any affiliates or family members of the Company’s officers or directors or (iii) the Holders or any direct or indirect partners, members or equity holders of the Holders, any affiliates of the Holders or any related investment funds or vehicles controlled or managed by such persons or entities or their respective affiliates; (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person or entity, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by virtue of a Holder’s organizational documents, upon dissolution of such Holder; (f) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; (g) to the Company; or (h) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Acquisition Closing Date; provided that in connection with any Transfer of such Lock-up Shares, the restrictions and obligations contained in Section 5.1 will continue to apply to such Lock-up Shares after any Transfer of such Lock-up Shares and such transferee shall continue to be bound by such restrictions and obligations for the balance of the Lock-up Period; provided further, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Article V.

ARTICLE VI

MISCELLANEOUS

6.1 Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service or sent by overnight mail via a reputable overnight carrier, in each case providing evidence of delivery or (iii) transmission by facsimile or email. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third (3rd) business day following the date on which it is mailed, in the case of notices delivered by courier service, hand delivery, or overnight mail at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation, and in the case of notices delivered by facsimile or email, at such time as it is successfully transmitted to the addressee. Any notice or communication under this Agreement must be addressed, if to the

Company, to 406 Broadway Avenue, Suite 369, Santa Monica, CA 90401, or by email at: birdlegal@bird.co, or if to any Holder, to the address of such Holder as it appears in the applicable register for the Registrable Securities or such other address as may be designated in writing by such Holder (including on the signature pages hereto). Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 6.1.

6.2 Assignment; No Third Party Beneficiaries.

6.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

6.2.2 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors.

6.2.3 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 6.2 of this Agreement.

6.2.4 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 6.1 of this Agreement and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 6.2 shall be null and void.

6.3 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

6.4 Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

6.5 Trial by Jury. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

6.6 Amendments and Modifications. Upon the written consent of (i) the Company, (ii) the Holders of at least a majority in interest of the Registrable Securities held by the Holders at the time in question and (iii) the Sponsor (provided that at the time of such consent, the Sponsor holds at least 25% of the amount of outstanding shares of Common Stock of the Company that it held at the Closing), compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, (a) any amendment hereto or waiver hereof that adversely affects any Holder, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of each such Holder so affected and (b) any amendment or waiver hereof that adversely affects the rights expressly granted to the Sponsor shall require the consent of the Sponsor. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

6.7 Other Registration Rights. The Company represents and warrants that no person, other than (a) a Holder, (b) the parties to those certain Subscription Agreements, dated as of May 11, 2021, by and between the Company and certain investors and (c) holders of the Company’s warrants pursuant to that certain Warrant Agreement, dated as of January 7, 2021, by and between the Company and Continental Stock Transfer & Trust Company, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

6.8 Term. This Agreement shall terminate upon the earlier of (i) the fifth (5th) anniversary of the date of this Agreement and (ii) with respect to any Holder, the date as of which such Holder ceases to hold any Registrable Securities. The provisions of Article IV shall survive any termination.

6.9 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

6.10 Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 6.2 hereof, subject to the prior written consent of each of the Sponsor (so long as the Sponsor holds at least 25% of the amount of outstanding shares of Common Stock of the Company that it held at the Closing) and each Holder (in each case, so long as such Holder (other than the Sponsor) and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

6.11 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.12 Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Existing Registration Rights Agreement shall no longer be of any force or effect.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

BIRD GLOBAL, INC., a Delaware corporation

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SWITCHBACK HOLDERS:

NGP SWITCHBACK II, LLC, a Delaware limited liability company

By:
Name:
Title:

Jim Mutrie

Scott McNeill

Chris Carter

Scott Gieselman

Sam Stoutner

Philip J. Deutch

Ray Kubis

Precious Williams Owodunni

[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

BIRD HOLDERS

[Bird stockholder]

[Bird stockholder]

[Signature Page to Amended and Restated Registration Rights Agreement]

SCHEDULE A

Switchback Holders

1. NGP Switchback II, LLC

2. Jim Mutrie

3. Scott McNeill

4. Chris Carter

5. Scott Gieselman

6. Sam Stoutner

7. Philip J. Deutch

8. Ray Kubis

9. Precious Williams Owodunni

Bird Holders

1. [Bird stockholder]

2. [Bird stockholder]

[Schedule A to Amended and Restated Registration Rights Agreement]

EXHIBIT A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [________], 2021 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Bird Global, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean [ ].

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as

of ____________, 20__

Bird Global, Inc.
By:
Name:
Its:

A-1

EXHIBIT D

FORM OF WRITTEN CONSENT

[Attached.]

Exhibit D-1

Exhibit D

ACTION BY WRITTEN CONSENT

OF THE STOCKHOLDERS OF

BIRD RIDES, INC.

Pursuant to Section 228 and Section 242 of the Delaware General Corporation Law (“DGCL”) and the bylaws dated May 10, 2017 (the “Bylaws”) of Bird Rides, Inc., a Delaware corporation (the “Company”), the undersigned stockholders of the Company (the “Stockholders”) representing (i) the Requisite Holders (as defined in that certain Amended and Restated Voting Agreement, dated as of January 26, 2021, by and among the Company and each of the stockholders of the Company party thereto (the “Voting Agreement”)), (ii) (a) the holders of a majority of the outstanding shares of Company Stock, voting together as a single class on an as-converted basis, and (b) the holders of a majority of the outstanding shares of (A) Company Series Seed Prime Preferred Stock, (B) Company Series A Prime Preferred Stock, (C) Company Series B Prime Preferred Stock, (D) Company Series C Prime Preferred Stock, (E) Company Series C-1 Prime Preferred Stock, (F) Company Series D Prime Preferred Stock and (G) Company Series D-2 Prime Preferred Stock (collectively, items (A), (B), (C), (D), (E), (F) and (G), the “Voting Preferred Stock”), voting together as a single class on an as-converted basis, and (iii) the holders of a majority of the issued and outstanding voting capital stock of the Company on an as-converted basis, hereby take the following actions and adopt the following resolutions by written consent. This written consent will be filed in the minute book of the Company:

1.	Business Combination Agreement

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is advisable and fair to, and in the best interests of, the Company and its stockholders to enter into, and has authorized the execution and delivery of, that certain Business Combination Agreement in the form attached hereto as Exhibit A (the “Business Combination Agreement”), by and among Switchback II Corporation, a Cayman Islands exempted company (“SPAC”), Maverick Merger Sub Inc., a Delaware corporation and wholly owned direct subsidiary of SPAC (“Merger Sub”), the Company and Bird Global, Inc., a Delaware corporation and wholly owned direct subsidiary of the Company (“Holdings”) and all of the other agreements, documents, instruments and certificates contemplated by the Business Combination Agreement or to be executed in connection with the consummation of the transactions contemplated by the Business Combination Agreement (collectively, the “Transaction Documents”);

WHEREAS, upon the terms and subject to the conditions of the Business Combination Agreement, (a) SPAC will merge with and into Holdings (the “Domestication Merger”), with Holdings surviving the Domestication Merger and (b) on the business day following the closing of the Domestication Merger (or such later date as the parties to the Business Combination Agreement may agree in writing that is no more than two dusiness days after the closing of the Domestication Merger, and no later than three business days after the date of the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII of the Business Combination Agreement), Merger Sub will merge with and into the Company (the “Acquisition Merger” and, together with the Domestication Merger, the “Mergers”), with the Company surviving the Acquisition Merger as a wholly owned subsidiary of Holdings (the “Surviving Subsidiary Corporation”);

WHEREAS, the Board has unanimously (i) determined that the Business Combination Agreement, the Transaction Documents, the Mergers, the terms and provisions thereof and all of the other transactions contemplated thereby (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its stockholders (ii) approved and adopted the Business Combination Agreement and the Transactions (including the Mergers) and declared their advisability and (iii) recommended that the Company’s stockholders approve and adopt the Business Combination Agreement and the Transaction Documents and approve the Transactions, including the Mergers;

WHEREAS, the Board has directed that the Business Combination Agreement and the Transaction Documents be submitted to the Company’s stockholders for consideration and approval;

WHEREAS, each of the Stockholders has received and reviewed and understands the terms of the Business Combination Agreement, the other Transaction Documents to which such Stockholder is a party, and all schedules and exhibits to the Business Combination Agreement and such other Transaction Documents that have been furnished to the Stockholders; and

WHEREAS, the Stockholders have had the opportunity to ask representatives of the Company questions with regard to all the resolutions, agreements, consents and other provisions in this action by written consent, that all such questions have been answered fully and to the satisfaction of such Stockholder, and that such Stockholder has had a reasonable time and opportunity to consult with such Stockholder’s financial, legal, tax, and other advisors, if desired, before signing this action by written consent.

NOW, THEREFORE, BE IT RESOLVED, that the Stockholders hereby consent to the adoption of the Business Combination Agreement and the Transaction Documents (together with such changes and amendments thereto as are effected pursuant to authority granted by the Stockholders) and that the Business Combination Agreement, the Transaction Documents and the consummation of the Transactions be, and hereby are, authorized, adopted and approved in all respects, including for purposes of Section 228 of the DGCL.

RESOLVED FURTHER, that the Stockholders acknowledge and agree that they are not entitled to any consideration under the Acquisition Merger except as set forth in Article III of the Business Combination Agreement.

RESOLVED FURTHER, that each Stockholder hereby acknowledges and agrees that the consideration payable to such Stockholder in the Acquisition Merger is fair and reasonable to such Stockholder.

A-2

2.	Drag-Along Rights

WHEREAS, pursuant to Section 2.11 of the Voting Agreement, in the event that each of (a) the Founder (as defined in the Voting Agreement), (b) the holders of a majority of the Voting Preferred Stock, voting together as a single class on an as-converted basis (the “Requisite Preferred Holders”), and (c) the Board, approve a “Liquidation Transaction” (as defined in the Amended and Restated Certificate of Incorporation of the Company (the “Company Charter”)) or a sale of all of the Drag Shares (as defined in the Voting Agreement) held by the Requisite Holders (each, a “Company Sale”), then if the Company Sale is structured as a merger or consolidation of the Company, each Company stockholder party to the Voting Agreement shall vote, or cause to be voted, all Shares (as defined in the Voting Agreement) owned by such stockholder, or over which such stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary (1) to ensure that at each annual or special meeting of stockholders at which a vote regarding a Company Sale is held or pursuant to any written consent of the stockholders regarding a Company Sale, each Stockholder agrees to be present, in person or by proxy, at all meetings for the vote thereon, (2) to vote all Shares for and raise no objections to such Company Sale, and (3) to waive and refrain from exercising any dissenters rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale (the “Drag-Along”);

WHEREAS, pursuant to Section 2.6 of the Voting Agreement, each party to the Voting Agreement acknowledges and agrees that monetary damages would not adequately compensate an injured party in the event of any breach or threatened breach of any of the provisions of the Voting Agreement, that the Voting Agreement shall be specifically enforceable and that any breach or threatened breach thereof shall be the proper subject of a temporary or permanent injunction or restraining order (the “Injunctive Relief”); and

WHEREAS, the Board has (i) authorized and approved the Business Combination Agreement and the Transactions (including the Mergers), (ii) determined that the Mergers will constitute a Liquidation Transaction and a Company Sale to which Section 2.11 of the Voting Agreement shall apply and (iii) deemed it to be advisable, fair to and in the best interests of the Company and its stockholders for the Company’s stockholders to authorize and approve the Mergers as a Liquidation Transaction and a Company Sale for purposes of effecting the Drag-Along.

NOW, THEREFORE, BE IT RESOLVED, that the Stockholders hereby determine that the Mergers constitute, and consent to the treatment of the Mergers as, a Liquidation Transaction pursuant to the terms of the Company Charter and a Company Sale for purposes of the Voting Agreement to which the Drag-Along will apply and affirm that the Drag-Along shall be in effect.

RESOLVED FURTHER, that to the extent any stockholder party to the Voting Agreement fails to take any action or refrains from taking any action required by the terms of Drag-Along, the Company shall hold such stockholder to be in breach of its obligations and the officers of the Company shall be authorized to take those actions they deem necessary or appropriate to enforce such stockholder’s compliance with the Drag-Along, including, but not limited to, obtaining Injunctive Relief.

[Signature Page Follows]

A-3

In accordance with the Bylaws, this Action by Written Consent may be executed in writing, or consented to by electronic transmission, in any number of counterparts, each of which, when so executed, shall be deemed an original and all of which taken together shall constitute one and the same action.

By:
Name:
Title:

Dated:

SIGNATURE PAGE TO BIRD RIDES INC.

ACTION BY WRITTEN CONSENT OF THE STOCKHOLDERS

Exhibit A

Business Combination Agreement

[See attached.]

EXHIBIT E

FORM OF OMNIBUS INCENTIVE PLAN

[Intentionally Omitted.]

Exhibit E-1

EXHIBIT F

FORM OF ESPP

[Intentionally Omitted.]

Exhibit F-1

SCHEDULE A

Company Knowledge Parties

[Intentionally Omitted.]

Schedule A-1

SCHEDULE B

Key Company Stockholders

[Intentionally Omitted.]

Schedule B-1

SCHEDULE C

SPAC Director Nominees

[Intentionally Omitted.]

Schedule C-1

Exhibit 10.1

May 11, 2021

SWITCHBACK II CORPORATION

5949 Sherry Lane, Suite 1010

Dallas, TX 75225

Attention: Jim Mutrie, Co-Chief Executive Officer

Reference is made to that certain Business Combination Agreement and Plan of Reorganization (the “BCA”), to be dated as of the date hereof, by and among Bird Rides, Inc., a Delaware corporation (the “Company”), Switchback II Corporation, a Cayman Islands exempted company (“SPAC”), Maverick Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of SPAC and Bird Global, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Company. This letter agreement (this “Letter Agreement”) is being entered into and delivered by SPAC, the Company and each of NGP Switchback II, LLC, a Delaware limited liability company (the “Sponsor”), Ray Kubis and Precious Williams Owodunni (together with the Sponsor, the “Founder Shareholders”) in connection with the transactions contemplated by the BCA. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the BCA.

In consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, SPAC, the Company and each Founder Shareholder hereby agree as follows:

1.

Each Founder Shareholder represents and warrants that such Founder Shareholder holds the number of Founders Shares set forth opposite such Founder Shareholder’s name on Exhibit A under the heading “Total Shares,” which shares collectively constitute all of the issued and outstanding Founders Shares as of the date hereof. As of the date hereof, there are 7,906,250 Founders Shares issued and outstanding. As used herein, “Founders Shares” means, (i) for all periods prior to the completion of the Domestication Merger, Class B ordinary shares, par value $0.0001 per share, of SPAC and, (ii) for all periods after the completion of the Domestication Merger, Class B common stock, par value $0.0001 per share, of the Surviving Corporation.

2.

During the period commencing on the date hereof and ending on the earlier of the Acquisition Closing and the valid termination of the BCA pursuant to Article IX thereof, each Founder Shareholder agrees not to (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase, dispose of or otherwise transfer or agree to transfer, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement or the Proxy Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Founders Shares held by such Founder Shareholder, (b) deposit any Founders Shares held by such Founder Shareholder into a voting trust or enter into a voting agreement or any similar agreement, arrangement or understanding with respect to such Founders Shares or grant any proxy (except as otherwise provided herein), consent or power of attorney with respect thereto (other than pursuant to this Letter Agreement), (c) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Founders Shares held by such Founder Shareholder, or (d) publicly announce any intention to effect any transaction specified in clauses (a), (b) or (c); provided, that each Founder Shareholder may transfer Founders Shares as contemplated by clauses (i) through (v) of Section 7(d) of the Prior Letter Agreement (as defined below), if and only if, the transferee of such Founders Shares evidences in writing reasonably satisfactory to SPAC such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as such Founder Shareholder.

3.

Each Founder Shareholder hereby agrees, from the date hereof until the earlier of the Acquisition Closing and the valid termination of the BCA pursuant to Article IX thereof, (a) to vote (or cause to be voted) or execute and deliver a written consent (or cause a written consent to be executed and delivered) at any meeting of the shareholders of SPAC, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of SPAC is sought, all of such Founder Shareholder’s Founders Shares (together with any other equity securities of SPAC that such Founder Shareholder holds of record or beneficially as of the date of this Letter Agreement or acquires record or beneficial ownership of after the date hereof, collectively, the “Subject SPAC Equity Securities”) (i) in favor of the Required SPAC Proposals, (ii) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC (other than the BCA and the Transactions), (iii) against any proposal in opposition to approval of the BCA or in competition with or inconsistent with the BCA or the Transactions, and (iv) against any proposal, action or agreement that would (A) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of SPAC or the Merger Sub under the BCA or (B) result in any of the conditions set forth in Article VIII of the BCA not being fulfilled, (b) not to redeem, elect to redeem or tender or submit any of its Subject SPAC Equity Securities for redemption in connection with the BCA or the Transactions, (c) not to commit or agree to take any action inconsistent with the foregoing, and (d) to comply with, and fully perform all of its obligations, covenants and agreements set forth in, the Prior Letter Agreement, including the agreement by such Founder Shareholder pursuant to paragraph 1 therein not to redeem any Ordinary Shares (as defined therein) owned by it, him or her in connection with the shareholder approval in connection with the Transactions.

4.

On the Acquisition Closing Date, the Sponsor and the Existing Holders (as defined therein) shall deliver to the Company a duly executed copy of that certain Amended and Restated Registration Rights Agreement, by and among the Company, the Sponsor and the other parties listed under Holder and Additional Holder on Schedule A thereto, in substantially the form attached as Exhibit C to the BCA.

5.	Subject to the satisfaction or waiver of each of the conditions to the Acquisition Closing set forth in Sections 8.01 and 8.02 of the BCA, effective immediately prior

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to the Acquisition Closing, each Founder Shareholder hereby (a) irrevocably and unconditionally waives, to the fullest extent permitted by Law and the SPAC Organizational Documents, and (b) agrees not to assert or perfect any and all rights to adjustment or other anti-dilution protections such Founder Shareholder has or will have under Section 17.3 of the SPAC Articles of Association, to receive, with respect to each Founders Share held by such Founder Shareholder, more than one (1) SPAC Class A Ordinary Share upon automatic conversion of such Founders Shares in accordance with the SPAC Articles of Association in connection with the consummation of the Transactions.

6.

SPAC and the Founder Shareholders have previously entered into that certain letter agreement dated January 7, 2021, in connection with the initial public offering of SPAC (as amended on the date hereof, the “Prior Letter Agreement”). The parties acknowledge and agree that the Prior Letter Agreement shall survive the consummation of the Transactions in accordance with its terms, and each Founder Shareholder shall comply with, and fully perform all of such Founder Shareholder’s obligations, covenants and agreements set forth in, the Prior Letter Agreement (including, for the avoidance of doubt, the lock-up provisions in paragraph 7).

7.

During the period commencing on the date hereof and ending on the earlier of the Acquisition Closing and the valid termination of the BCA pursuant to Article IX thereof, no Founder Shareholder shall modify or amend this Letter Agreement or the Prior Letter Agreement (other than the amendment to the Prior Letter Agreement entered into on the date hereof). This Letter Agreement may not be modified, amended, waived or terminated without the prior written consent of the Company.

8.

SPAC acknowledges and agrees that, from and after the date hereof, subject to the terms and conditions of the BCA, any Insider (as defined in the Prior Letter Agreement) may participate in the formation of, or become an officer or director of, any blank check company in accordance with the terms of the Prior Letter Agreement. Upon the prior written request of the Sponsor, SPAC agrees to assign to any Insider designated by the Sponsor all right, title and interest in and to the trademarks, trade names, service marks, logos, corporate names, domain names and other source identifiers held by SPAC as of the date hereof, including any and all goodwill related to the foregoing (the “SPAC Marks”) (but excluding, for the avoidance of doubt, any right, title or interest in or to the trademarks, trade names, service marks, logos, corporate names, domain names or other source identifiers held by the Company immediately prior to the consummation of the Mergers), and from and after the Acquisition Closing, SPAC shall cease and discontinue all use of such SPAC Marks, including any mark or term confusingly similar thereto or derivative thereof.

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9.

Each Founder Shareholder hereby acknowledges that such Founder Shareholder has read the BCA and this Letter Agreement and has had the opportunity to consult with such Founder Shareholder’s tax and legal advisors. Each Founder Shareholder shall be bound by and comply with Section 7.01(d)-(f) (No Solicitation) and Section 7.05 (Access to Information; Confidentiality) of the BCA (and any relevant definitions contained in any such Sections) as if such Founder Shareholder was an original signatory to the BCA with respect to such provisions, mutatis mutandis; provided, however, for the avoidance of doubt, the agreement to be bound by and comply with Section 7.01(d)-(f) (No Solicitation) of the BCA shall not limit the rights of any Founder Shareholder or any of its Representatives with respect to any transaction involving any person (other than SPAC) and any corporation, partnership or other business organization (other than the Company or any Company Subsidiary).

10.

Subject to the terms and conditions of this Letter Agreement, SPAC and each Founder Shareholder agrees to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the BCA and this Letter Agreement. Each Founder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any action or claim, derivative or otherwise, against SPAC, SPAC’s Affiliates, the Company or the Company’s Affiliates or any of their respective successors and assigns challenging the transactions contemplated by this Letter Agreement or the Business Combination Agreement.

11.	Each Founder Shareholder hereby represents and warrants to SPAC and the Company as follows:

(a)

Such Founder Shareholder has all necessary power and authority to execute and deliver this Letter Agreement and to perform such Founder Shareholder’s obligations hereunder. The execution and delivery of this Letter Agreement by each of such Founder Shareholder has been duly and validly authorized and no other action on the part of such Founder Shareholder is necessary to authorize this Letter Agreement. This Letter Agreement has been duly and validly executed and delivered by such Founder Shareholder and, assuming due authorization, execution and delivery by the other Founder Shareholders, SPAC and the Company, constitutes a legal, valid and binding obligation of such Founder Shareholder, enforceable against such Founder Shareholder in accordance with its terms, subject to the Remedies Exceptions.

(b)

As of the date of this Letter Agreement, the Founder Shareholder collectively hold 7,906,250 Founders Shares (with individual holdings set forth opposite each such Founder Shareholders name on Exhibit A under the heading “Total Shares”), free and clear of any and all Liens, other than those (i) created by this Letter Agreement, the Prior Letter Agreement and the SPAC Organizational Documents or (ii) arising under applicable securities Laws. Each Founder Shareholder has and will have until the earlier of the Acquisition Closing and the valid termination of the BCA pursuant to Article IX thereof, sole voting power, power of disposition and power to issue instructions with respect to the Founders Shares held by such Founder Shareholder in accordance with this Letter Agreement and power to agree to all of the matters applicable to such Founder Shareholder set forth in this Letter Agreement.

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(c)

The execution and delivery of this Letter Agreement by such Founder Shareholder does not, and the performance of this Letter Agreement by such Founder Shareholder will not: (i) conflict with or violate any applicable Law applicable to such Founder Shareholder, (ii) contravene or conflict with, or result in any violation or breach of, any provision of any charter, articles of association, operating agreement or similar formation or governing documents and instruments of such Founder Shareholder, or (iii) result in any breach of or constitute a material default (or an event which, with notice or lapse of time or both, would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of Founders Shares owned by such Founder Shareholder pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument (whether written or oral) to which such Founder Shareholder is a party or by which such Founder Shareholder is bound, except, in the case of clause (i) or (iii), for any such conflicts, violations, breaches, defaults or other occurrences which, individually or in the aggregate, would not reasonably be expected to materially impair the ability of such Founder Shareholder to perform such Founder Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby.

(d)

The execution and delivery of this Letter Agreement by such Founder Shareholder does not, and the performance of this Letter Agreement by such Founder Shareholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority or any other Person.

(e)

There is no material Action pending or, to the knowledge of such Founder Shareholder (after reasonable inquiry), threatened against such Founder Shareholder, which in any manner challenges or, individually or in the aggregate, would reasonably be expected to materially delay or impair the ability of such Founder Shareholder to perform such Founder Shareholder’s obligations hereunder or to consummate the transactions contemplated hereby.

(f)

Except for this Letter Agreement and the Prior Letter Agreement, such Founder Shareholder has not: (i) entered into any voting agreement, voting trust or any similar agreement, arrangement or understanding, with respect to the Founders Shares owned by such Founder Shareholder or (ii) granted any proxy, consent or power of attorney with respect to any Founders Shares owned by such Founder Shareholder (other than as contemplated by this Letter Agreement). Such Founder Shareholder has not entered into any agreement, arrangement or understanding that is otherwise inconsistent with, or would interfere with, or prohibit or prevent such Founder Shareholder from satisfying such Founder Shareholder’s obligations pursuant to this Letter Agreement.

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(g)	Such Founder Shareholder understands and acknowledges that the Company is entering into the BCA in reliance upon the execution and delivery of this Letter Agreement by the Founder Shareholders.

12.

This Letter Agreement, together with the BCA to the extent referenced herein, the Prior Letter Agreement and the other agreements entered into by the Founder Shareholders in connection with the initial public offering of SPAC constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements, or representations by or among the parties hereto, written or oral, relating to the subject matter hereof.

13.

Except for the assignment of this Letter Agreement from SPAC to the Surviving Corporation by operation of law in connection with the Domestication Merger, no party hereto may assign either this Letter Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties hereto, and any purported assignment in violation of the foregoing shall be null and void ab initio. This Letter Agreement shall be binding on the parties hereto and their respective successors and assigns.

14.

This Letter Agreement shall be construed and interpreted in a manner consistent with the provisions of the BCA. In the event of any conflict between the terms of this Letter Agreement and the BCA, the terms of this Letter Agreement shall govern. The provisions set forth in Sections 10.09 (Counterparts), 10.03 (Severability) 10.10 (Specific Performance), 10.06 (Governing Law), 10.07 (Waiver of Jury Trial), 9.04 (Amendment) and 9.05 (Waiver) of the BCA, as in effect as of the date hereof, are hereby incorporated by reference into, and shall be deemed to apply to, this Letter Agreement, mutatis mutandis.

15.

Any notice, consent or request to be given in connection with any of the terms or provisions of this Letter Agreement shall be in writing and shall be sent in the same manner as provided in the BCA, with (a) notices to SPAC and the Company being sent to the applicable addresses set forth therein, in each case with all copies as required thereunder and (b) notices to each Founder Shareholder being sent to the address set forth opposite such Founder Shareholder name on Exhibit A under the heading “Address.”

16.

This Letter Agreement shall terminate, and have no further force and effect, if the BCA is terminated in accordance with its terms prior to the Effective Time. Upon termination of this Letter Agreement, none of the parties hereto shall have any further obligations or liabilities under this Letter Agreement; provided, however, that nothing in this Section 16 shall relieve any party hereto of liability for any willful material breach of this Letter Agreement prior to such termination.

[The remainder of this page left intentionally blank.]

6

Please indicate your agreement to the terms of this Letter Agreement by signing where indicated below.

Very truly yours,

NGP SWITCHBACK II, LLC

By:	/s/ Jim Mutrie
Name:	Jim Mutrie
Title:	Co-Chief Executive Officer

FOUNDER SHAREHOLDERS

By:	/s/ Ray Kubis
Ray Kubis

By:	/s/ Precious Williams Owodunni
Precious Williams Owodunni

Acknowledged and agreed
as of the date of this Letter Agreement:

SWITCHBACK II CORPORATION

By:	/s/ Jim Mutrie
Name:	Jim Mutrie
Title:	Co-Chief Executive

BIRD RIDES, INC.

By:	/s/ Travis VanderZanden
Name:	Travis VanderZanden
Title:	Chief Executive Officer

[Signature Page to Letter Agreement]

EXHIBIT A

Founder Shareholder	Address	Total Shares
NGP Switchback II, LLC	5949 Sherry Lane, Suite 1010 Dallas, TX 75225	7,826,250
Ray Kubis	5949 Sherry Lane, Suite 1010 Dallas, TX 75225	40,000
Precious Williams Owodunni	5949 Sherry Lane, Suite 1010 Dallas, TX 75225	40,000
Total:		7,906,250

Exhibit A

Exhibit 10.2

AMENDMENT NO. 1 TO

LETTER AGREEMENT

This Amendment No. 1 (this “Amendment”), dated as of May 11, 2021 and effective as of the Effective Date (as defined below), to the Letter Agreement (as defined below) is entered into by and among Switchback II Corporation, a Cayman Islands exempted company (“SPAC”), NGP Switchback II, LLC, a Delaware limited liability company (“Sponsor”), and each of the undersigned individuals, each of whom is a member of SPAC’s board of directors and/or management team (the “Insiders”). Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Letter Agreement.

WHEREAS, SPAC, Sponsor and each of the Insiders are parties to that certain Letter Agreement, dated as of January 7, 2021 (the “Letter Agreement”);

WHEREAS, SPAC, Bird Rides, Inc., a Delaware corporation, Bird Global, Inc., a Delaware corporation (“Holdings”) and Maverick Merger Sub Inc., a Delaware corporation, have entered into a business combination agreement dated as of the date hereof (the “Business Combination Agreement”);

WHEREAS, the parties hereto desire to amend the Letter Agreement as set forth herein, such amendment to be effective upon the consummation of the transactions contemplated by the Business Combination Agreement (the “Effective Date”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Business Combination Agreement, each then issued and outstanding Class B ordinary share of SPAC, par value $0.0001 per share, shall, by virtue of the Domestication Merger (as defined in the Business Combination Agreement), be canceled and converted into a share of Class B common stock, par value $0.0001 per share, of Holdings, which will thereafter convert, on a one-for-one basis, into a share of Class A common stock, par value $0.0001 per share, of Holdings at the Acquisition Merger Effective Time (as defined in the Business Combination Agreement); and

WHEREAS, Section 12 of the Letter Agreement provides that the Letter Agreement may be amended by a written instrument executed by all parties thereto.

NOW, THEREFORE, for good and valuable consideration, the undersigned each agree as follows:

1. Amendments.

(a) Effective as of the Effective Date, sub-paragraph (a) of paragraph 6 of the Letter Agreement is hereby amended and restated in its entirety as follows:

“(a) Upon and subject to the conversion of the Class B Ordinary Shares (as adjusted as set forth in paragraph 5) into Class A Ordinary Shares at the time of the closing of a Business Combination as set forth above, (i) 12.5% of such Class A Ordinary Shares (the “Tranche I Earnout Shares”) shall become subject to potential forfeiture if the First Triggering Event (as defined below) does not occur during the time period between the closing date of a Business Combination and the five-year anniversary of such date (the “Earnout Period”) and (ii) 12.5% of such Class A Ordinary Shares (the “Tranche II Earnout Shares” and, together with the Tranche I Earnout Shares, the “Earnout Shares”) shall become subject to potential forfeiture if the Second Triggering Event (as defined below) does not occur during the Earnout Period; “First Triggering Event” means the date on which the average reported last sale price of the Class A Ordinary Shares equals or exceeds $12.50 for any ten (10) trading days within any twenty (20) consecutive trading day period and “Second Triggering Event” means the date on which the average reported last sale price of the Class A Ordinary Shares equals or exceeds $15.00 for any ten (10) trading days within any twenty (20) consecutive trading day period; provided, that, if, during the Earnout Period, the Company consummates a Change of Control (as defined in the Business Combination Agreement) pursuant to which the Company or any of its shareholders have the right to receive consideration implying a value of the Class A Ordinary Shares (as determined in good faith by the Board) of (A) less than $12.50 per share, then all Earnout Shares shall be deemed forfeited upon consummation of such Change of Control, (B) greater than or equal to $12.50 per share, then the First Triggering Event shall be deemed to have occurred and (C) greater than or equal to $15.00 per share, then both the First Triggering Event and the Second Triggering Event shall be deemed to have occurred;”

(b) Effective as of the Effective Date, paragraph 7(a) of the Letter Agreement is hereby amended and restated in its entirety as follows:

“(a) Subject to the exceptions set forth herein, the Sponsor and each Insider agree not to transfer, assign or sell any Founder Shares or the Class A Ordinary Shares issuable upon conversion of the Founder Shares held by it, him or her until the date that is 180 days following the Acquisition Closing Date (as defined in the Business Combination Agreement, dated as of May 11, 2021, by and among the Company, Bird Rides, Inc., a Delaware corporation, Bird Global, Inc., a Delaware corporation (“Holdings”) and Maverick Merger Sub Inc., a Delaware corporation (the “Business Combination Agreement”)) (the “Founder Shares Lock-up Period”). Notwithstanding the other provisions set forth in this paragraph 7(a), if (x) at least 120 days have elapsed since the Acquisition Closing Date and (y) the Founder Shares Lock-up Period is scheduled to end during a Blackout Period or within five Trading Days prior to a Blackout Period (such period, the “Specified Period”), the Founder Shares Lock-up Period shall end 10 Trading Days prior to the commencement of the Blackout Period (the “Blackout-Related Release”); provided that Holdings shall announce the date of the expected Blackout-Related Release through a major news service, or on a Form 8-K, at least two Trading Days in advance of the Blackout-Related Release; and provided further that the Blackout-Related Release shall not occur unless Holdings shall have publicly released its earnings results for the quarterly period during which the Acquisition Closing (as defined in the Business Combination Agreement) occurred. For the avoidance of doubt, in no event shall the Founder Shares Lock-up Period end earlier than 120 days after the Acquisition Closing Date pursuant to the Blackout-Related Release. For purposes of this paragraph 7(a): (1) the term “Blackout Period” means a broadly applicable and regularly scheduled period during which trading in Holdings’ securities would not be permitted under Holdings’ insider trading policy; and (2) the term “Trading Day” means a day on which the New York Stock Exchange and the Nasdaq Stock Market are open for the buying and selling of securities.”

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(c) Effective as of the Effective Date, paragraph 7(c) of the Letter Agreement is hereby amended and restated in its entirety as follows:

“Each of the Sponsor and each Insider hereby agrees not to transfer, assign or sell any Earnout Shares held by them until the earlier of, (i) (x) with respect to the Tranche I Earnout Shares, the occurrence of the First Triggering Event and (y) with respect to the Tranche II Earnout Shares, the occurrence of the Second Triggering Event (in each case, as described in paragraph 6(a)) and (ii) the fifth anniversary of the date of the consummation of a Business Combination (the “Earnout Lock-Up Period” and, together with the Founder Shares Lock-up Period and the Private Placement Warrants Lock-Up Period, the “Lock-up Periods”), at which time, the applicable Earnout Shares would be forfeited, as described above.”

(d) Effective as of the Effective Date, paragraph 7(d) of the Letter Agreement is hereby amended and restated in its entirety as follows:

“ Notwithstanding the provisions set forth in paragraphs 7(a), (b) and (c), transfers of the Founder Shares, Private Placement Warrants and Class A Ordinary Shares issued or issuable upon the exercise or conversion of the Private Placement Warrants or the Founder Shares and that are held by the Sponsor, any Insider or any of their permitted transferees (that have complied with this paragraph 7(d)) are permitted (i) to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, the Sponsor, any members of the Sponsor or their affiliates, or any affiliates of the Sponsor; (ii) in the case of an individual, by gift to members of the individual’s immediate family or to a trust, the beneficiary of which is a member of one of the individual’s immediate family, an affiliate of such person or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) by virtue of the laws of the state of Delaware or the Sponsor’s operating agreement upon dissolution of the Sponsor; (vi) by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the securities were originally purchased; (vii) in the event of the Company’s liquidation prior to the completion of a Business Combination; (viii) in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property subsequent to the completion of a Business Combination; or (ix) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder, including foreclosure thereof; provided, however, that in the case of clauses (i) through (vi) and clause (ix), these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.”

(e) Effective as of the Effective Date, paragraph 11 of the Letter Agreement is hereby amended to include the following as the last sentence of such paragraph:

“As used herein, (i) “Class A Ordinary Shares” shall be deemed to refer to (A) prior to the consummation of the Business Combination, Class A Ordinary Shares and, (B) following the consummation of the Business Combination, Class A common stock, par value $0.0001 per share, of Holdings (“Holdings Class A Common Stock”) and (ii) “Class B Ordinary Shares” shall be deemed to refer to (A) prior to the consummation of the Business Combination, Class B Ordinary Shares and, (B) following the consummation of the Business Combination, Holdings Class A Common Stock.”

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2. Termination. This Amendment shall automatically terminate and become void and of no force and effect upon the valid termination of the Business Combination Agreement in accordance with its terms prior to the Effective Time (as defined in the Business Combination Agreement).

3. Joinder. Jim Mutrie acknowledges that he has received and reviewed a complete copy of the Letter Agreement and agrees that, upon execution of this Amendment, he shall become an Insider under the Letter Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Letter Agreement, as though an original party thereto, in each case, as amended hereby.

4. Miscellaneous. Except as expressly amended hereby, the Letter Agreement shall remain unchanged, and the Letter Agreement, as so amended, shall continue in full force and effect in accordance with its terms. This Amendment shall be governed by, construed and enforced in accordance with the laws of the State of Delaware, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. This Amendment may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

*        *        *         *        *

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.

NGP SWITCHBACK II, LLC

By:	/s/ Jim Mutrie
Name: Jim Mutrie
Title: Co-Chief Executive Officer

SIGNATURE PAGE TO AMENDMENT NO. 1 TO

LETTER AGREEMENT

/s/ Scott McNeill
Scott McNeill

/s/ Chris Carter
Chris Carter

/s/ Scott Gieselman
Scott Gieselman

/s/ Sam Stoutner
Sam Stoutner

/s/ Philip J. Deutch
Philip J. Deutch

/s/ Ray Kubis
Ray Kubis

/s/ Precious Williams Owodunni
Precious Williams Owodunni

SIGNATURE PAGE TO AMENDMENT NO. 1 TO

LETTER AGREEMENT

/s/ Jim Mutrie
Jim Mutrie

SIGNATURE PAGE TO AMENDMENT NO. 1 TO

LETTER AGREEMENT

Acknowledged and Agreed:

SWITCHBACK II CORPORATION

/s/ Jim Mutrie
Name: Jim Mutrie
Title: Co-Chief Executive Officer

SIGNATURE PAGE TO AMENDMENT NO. 1 TO

LETTER AGREEMENT

Exhibit 10.3

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) is entered into this 11th day of May, 2021, by and between Switchback II Corporation, a Cayman Islands exempted company (“Switchback”), and the undersigned (“Subscriber”).

WHEREAS, substantially concurrently with the execution and delivery of this Subscription Agreement, Switchback is entering into that certain Business Combination Agreement, dated as of the date of this Subscription Agreement (as may be amended or supplemented from time to time, the “Combination Agreement”), among Switchback, Maverick Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Switchback (“Merger Sub”), Bird Rides, Inc., a Delaware corporation (“Bird”), and Bird Global, Inc., a Delaware corporation and wholly owned direct subsidiary of Bird (“Holdings”), pursuant to which, among other things, Switchback will reincorporate to the State of Delaware by merging with and into Holdings (the “Domestication Merger”), with Holdings surviving the Domestication Merger as a publicly traded entity, and on the business day following the closing of the Domestication Merger, Merger Sub will merge with and into Bird (the “Acquisition Merger”), with Bird surviving the Acquisition Merger as a wholly owned subsidiary of Holdings, on the terms and subject to the conditions set forth therein (the “Transaction”);

WHEREAS, references herein to the “Issuer” shall refer to Switchback for all periods prior to completion of the Domestication Merger and to Holdings for all periods after completion of the Domestication Merger;

WHEREAS, in connection with the Transaction, the Issuer is seeking commitments from interested investors to purchase, following the Domestication Merger and prior to the closing of the Acquisition Merger, the Issuer’s Class A common stock, par value $0.0001 per share, as such shares will exist as common stock following the Domestication Merger (the “Class A Shares”);

WHEREAS, in connection with the Transaction, on the terms and subject to the conditions set forth in this Subscription Agreement, Subscriber desires to subscribe for and purchase from the Issuer the number of Class A Shares, set forth on the signature page hereto (the “Acquired Shares”) for a purchase price of $10.00 per share (the “Share Purchase Price,” and the aggregate purchase price set forth on the signature page hereto for the Acquired Shares, the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Acquired Shares in consideration of the payment of the Purchase Price by or on behalf of Subscriber to the Issuer at or prior to the Closing Date (as defined herein); and

WHEREAS, in connection with the Transaction, certain other “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) or institutional “accredited investors” (as such term is defined in Rule 501 under the Securities Act, and each such institutional “qualified institutional buyer” or “accredited investor,” an “Other Subscriber”), have entered into subscription agreements with the Issuer substantially similar to this Subscription Agreement, pursuant to which such Other Subscribers have agreed to subscribe for and purchase, and Switchback has agreed that Holdings shall issue and sell to such Other Subscribers, on the Closing Date, Class A Shares at the Share Purchase Price (the “Other Subscription Agreements”).

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Subscription. Subject to the terms and conditions hereof, Subscriber hereby agrees to subscribe for and purchase from Holdings, and Switchback hereby agrees that Holdings shall issue and sell to Subscriber, upon the payment of the Purchase Price, the Acquired Shares (such subscription and issuance, the “Subscription”). Subscriber acknowledges and agrees that, as a result of the Domestication Merger, the Acquired Shares issued pursuant hereto shall be shares of common stock in a Delaware corporation (and not, for the avoidance of doubt, ordinary shares of Switchback).

2. Closing.

a. Subject to the satisfaction or waiver of the conditions set forth in Section 2 (other than those conditions that by their nature are to be satisfied at the closing of the Subscription contemplated hereby (the “Closing”), but without affecting the requirement that such conditions be satisfied or waived at the Closing), the Closing shall occur following the Domestication Merger and at a time immediately prior to or substantially concurrently with, the consummation of the Acquisition Merger (such date, the “Closing Date”) in the sequence contemplated in the recitals to this Agreement and is contingent upon the subsequent occurrence of the consummation of the Transaction. Not less than five (5) business days (as defined herein) prior to the anticipated Closing Date, the Issuer shall provide written notice to Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Issuer. For the purposes of this Subscription Agreement, “business day” means any other day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to closing in the State of New York.

b. Subject to the satisfaction or waiver of the conditions set forth in Sections 2.c and 2.d (other than those conditions that by their nature are to be satisfied at Closing, but without affecting the requirement that such conditions be satisfied or waived at Closing):

(i) Subscriber shall deliver to the Issuer (A) any information that is reasonably requested in the Closing Notice that is required in order to enable the Issuer to issue the Acquired Shares, including, without limitation, the legal name of the person (or nominee) in whose name such Acquired Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable and (B) on the Closing Date, Subscriber shall deliver to the Issuer the Purchase Price for the Acquired Shares by wire transfer of U.S. dollars in immediately available funds to the account specified by the Issuer in the Closing Notice (which account shall not be an escrow account), provided that Subscriber shall not be obligated to wire the Purchase Price until it has received evidence of issuance of the Acquired Shares as set forth in Section 2.b(ii); and

(ii) On the Closing Date, the Issuer shall deliver to Subscriber (A) the Acquired Shares against and upon payment by Subscriber in book-entry form, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in the name of Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian

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designated by Subscriber, as applicable and (B) evidence from the Issuer’s transfer agent of the issuance of the Acquired Shares were issued to Subscriber in book-entry form on and as of the Closing Date. Each book entry for the Acquired Shares shall contain a legend in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.

c. The Issuer’s obligation to effect the Closing shall be subject to the satisfaction on the Closing Date, or, to the extent permitted by applicable law, the waiver by the Issuer, of each of the following conditions:

(i) all representations and warranties of Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect (as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date);

(ii) Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing; provided, that, this condition shall be deemed satisfied unless written notice of such noncompliance is provided by the Issuer to Subscriber and Subscriber fails to cure such noncompliance in all material respects within five (5) business days of receipt of such notice;

(iii) no governmental authority shall have issued, enforced or entered any judgment or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Subscription illegal or otherwise preventing or prohibiting consummation of the Subscription; and

(iv) all conditions precedent to the Issuer’s obligation to effect the Transaction set forth in the Combination Agreement shall have been satisfied or waived (other than those conditions that (A) may only be satisfied at the closing of the Transaction, but subject to the satisfaction or waiver of such conditions as of the closing of the Transaction or (B) will be satisfied by the Closing and the closing of the transactions contemplated by the Other Subscription Agreements).

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d. Subscriber’s obligation to effect the Closing shall be subject to the satisfaction on the Closing Date, or, to the extent permitted by applicable law, the written waiver by Subscriber, of each of the following conditions:

(i) no suspension of the listing or qualification for offering or sale or trading on the New York Stock Exchange (the “NYSE”), or another national securities exchange, of the Class A Shares, or to the Issuer’s knowledge, no initiation nor threatening of any proceedings for any of such purposes, shall have occurred and be continuing, and the Acquired Shares shall have been approved for listing, subject to official notice of issuance, in the NYSE or another national securities exchange;

(ii) all representations and warranties of the Issuer contained in this Subscription Agreement shall be true and correct in all respects at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects as of such date), in each case except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(iii) the Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing, except where the failure of such performance, satisfaction or compliance would not or would not reasonably be expected to prevent, materially delay or materially impair the ability of the Issuer to consummate the Closing; provided, that, this condition shall be deemed satisfied unless written notice of such noncompliance is provided by Subscriber to the Issuer and the Issuer fails to cure such noncompliance in all material respects within five (5) business days of receipt of such notice;

(iv) no governmental authority shall have issued, enforced or entered any judgment or order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the Subscription illegal or otherwise preventing or prohibiting consummation of the Subscription;

(v) all conditions precedent to the closing of the Transaction as set forth in the Combination Agreement shall have been satisfied or waived (as determined by the parties to the Combination Agreement and other than those conditions that (A) may only be satisfied at the closing of the Transaction, but subject to the satisfaction or waiver of such conditions as of the closing of the Transaction or (B) will be satisfied by the Closing and the closing of the transactions contemplated by the Other Subscription Agreements); and

(vi) the Combination Agreement (as the same exists on the date of this Subscription Agreement) including, without limitation, any representation or covenant of the Issuer or Bird in the Combination Agreement relating to the financial position or outstanding indebtedness of the Issuer or Bird, shall not have been amended in a manner, and there shall have been no waiver or modification by the Issuer thereunder, that would reasonably be expected to materially and adversely affect the economic benefits that Subscriber (in its capacity as such) would reasonably expect to receive under this Subscription Agreement without having received Subscriber’s prior written consent.

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e. Prior to or at the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

f. In the event that the closing of the Transaction does not occur within one (1) business day of the Closing Date specified in the Closing Notice, the Issuer shall promptly (but not later than one (1) business day thereafter) return the Purchase Price to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled. Unless and until this Subscription Agreement is terminated in accordance with Section 7 herein, Subscriber shall remain obligated (i) to redeliver funds to the Issuer in following the Issuer’s delivery to Subscriber of a new Closing Notice in accordance with the terms and conditions of this Section 2 and (ii) to reconsummate the Closing immediately prior to or substantially concurrently with the consummation of the Transaction. For the avoidance of doubt, if any termination hereof occurs after the delivery by Subscriber of the Purchase Price for the Acquired Shares, the Issuer shall promptly (and no later than one (1) business day after such termination) return the Purchase Price to Subscriber by wire transfer in immediately available funds to the account specified by Subscriber without any deduction for or on account of any tax, withholding, charges or set-off.

3. Issuer Representations and Warranties. The Issuer represents and warrants as of the date hereof and on the Closing Date, that:

a. The Issuer is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. As of the Closing Date, following the Domestication Merger, the Issuer will be duly incorporated, validly existing as a corporation and in good standing under the laws of the State of Delaware. The Issuer has corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and as shall be conducted following the Domestication Merger and to enter into, deliver and perform its obligations under this Subscription Agreement.

b. As of the Closing Date, the Acquired Shares will have been duly authorized and, when issued and delivered to Subscriber against full payment for the Acquired Shares in accordance with the terms of this Subscription Agreement, the Acquired Shares will be validly issued, fully paid and non-assessable, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s certificate of incorporation and bylaws (as in effect at such time of issuance) or under the laws of the Cayman Islands or laws of the State of Delaware, as the case may be.

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c. This Subscription Agreement, the Other Subscription Agreements and the Combination Agreement (collectively, the “Transaction Documents”) have been duly authorized, executed and delivered by the Issuer and the Transaction Documents constitute the valid and legally binding obligation of the Issuer, enforceable against the Issuer in accordance with their respective terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

d. Assuming the accuracy of Subscriber’s representations and warranties in Section 4, the execution and delivery by the Issuer of the Transaction Documents, and the performance by the Issuer of its obligations under the Transaction Documents, including the issuance and sale of the Acquired Shares and the consummation of the other transactions contemplated herein and therein, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject, which would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of the Issuer (a “Material Adverse Effect”) or materially affect the validity of the Acquired Shares or the legal authority of the Issuer to comply in all material respects with the terms of this Subscription Agreement; (ii) the organizational documents of the Issuer; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially affect the validity of the Acquired Shares or the legal authority of the Issuer to comply in all material respects with the terms of this Subscription Agreement.

e. There are no securities or instruments issued by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (i) the Acquired Shares or (ii) the Class A Shares to be issued pursuant to any Other Subscription Agreement, in each case, that have not been or will not be validly waived on or prior to the Closing Date.

f. The Issuer is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of the Issuer, (ii) any loan or credit agreement, guarantee, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Issuer is now a party or by which the Issuer’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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g. Assuming the accuracy of Subscriber’s representations and warranties in Section 4, the Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization (including the NYSE) or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Acquired Shares), other than (i) the filing with the Securities and Exchange Commission (the “Commission”) of the Registration Statement (as defined below), (ii) the filings required by applicable state or federal securities laws, (iii) the filings required in accordance with Section 9.m, (iv) those required by the NYSE, including with respect to obtaining shareholder approval, and (v) the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or have a material adverse effect of the Issuer’s ability to consummate the transactions contemplated hereby, including the sale and issuance of the Acquired Shares.

h. As of the date hereof, the authorized share capital of the Issuer consists of (i) 5,000,000 preference shares, par value $0.0001 per share (the “Switchback Preferred Shares”), (ii) 500,000,000 Class A ordinary shares, par value $0.0001 per share (the “Switchback Class A Shares”) and (iii) 50,000,000 Class B ordinary shares, par value $0.0001 per share (the “Switchback Class B Shares”). As of the date hereof and as of immediately prior to the Domestication Merger: (A) no Switchback Preferred Shares are issued and outstanding, (B) 31,625,000 Switchback Class A Shares are issued and outstanding, (C) 7,906,250 Switchback Class B Shares are issued and outstanding and (D) 11,875,000 warrants (the “Switchback Warrants”), each entitling the holder thereof to purchase one Switchback Class A Share at an exercise price of $11.50 per Switchback Class A Share, are outstanding. In connection with the Domestication Merger, each outstanding Switchback Class A Share, Switchback Class B Share and Switchback Warrant will be converted into one Class A Share, one share of Class B common stock of Holdings and a warrant to purchase one Class A Share, respectively, and all outstanding equity of Holdings immediately prior to consummation of the Domestication Merger will be cancelled for nominal consideration. As of May 11, 2021, the Issuer had no outstanding indebtedness and will not have any outstanding long-term indebtedness as of immediately prior to the Closing Date. All (i) issued and outstanding Switchback Class A Shares and Switchback Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (ii) outstanding warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive rights. Except as set forth above and pursuant to the Other Subscription Agreements and the Combination Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Switchback any Switchback Class A Shares, Switchback Class B Shares, or other equity interests in Switchback, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Issuer has no subsidiaries (other than Merger Sub) and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than (A) as set forth in the SEC Documents (as defined below) and (B) as contemplated by the Combination Agreement.

i. The Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. The Issuer has not received any written communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non- compliance, default or violation would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

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j. The issued and outstanding Switchback Class A Shares are (and following the Closing, the Class A Shares will be) registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on the NYSE. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Issuer, threatened against the Issuer by the NYSE or the Commission with respect to any intention by such entity to deregister the Switchback Class A Shares or prohibit or terminate the listing of the Switchback Class A Shares or Class A Shares on the NYSE. Except in the connection with the Transactions, the Issuer has taken no action that is designed to terminate the registration of the Switchback Class A Shares under the Exchange Act or the listing of the Switchback Class A Shares on the NYSE.

k. Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 4, no registration under the Securities Act is required for the offer and sale of the Acquired Shares by the Issuer to Subscriber in the manner contemplated by this Subscription Agreement, and the Acquired Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

l. Neither the Issuer nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D of the Securities Act) in connection with any offer or sale of the Acquired Shares.

m. Neither the Issuer nor NGP Switchback II, LLC, a Delaware limited liability company (the “Sponsor”), has entered into any subscription agreement, side letter or other agreement with any Other Subscriber or any other investor in connection with such Other Subscriber’s or investor’s direct or indirect investment in the Issuer other than (i) the Combination Agreement, (ii) the Other Subscription Agreements, (iii) that certain letter agreement, dated January 7, 2021, by and among the Sponsor, the Issuer and the other parties thereto and (iv) that certain founders stock letter agreement, to be dated the date hereof, by and among the Sponsor, the Issuer and the other parties thereto; provided, no Other Subscription Agreement includes terms and conditions that are materially more advantageous to any such Other Subscriber than Subscriber hereunder. The Other Subscription Agreements have not been amended or waived in any material respect following the date of this Subscription Agreement and reflect the same Share Purchase Price and economic terms that are no more favorable to any such Other Subscriber thereunder than the economic terms of this Subscription Agreement.

n. The Issuer has made available to Subscriber (including via the Commission’s EDGAR system) a copy of each form, report, statement, schedule, prospectus, proxy, registration statement and other document, if any, filed by the Issuer with the Commission since its initial registration of the Switchback Class A Shares (the “SEC Documents”), which SEC Documents, as of their respective filing dates, complied in all material respects with the requirements of the Exchange Act and Securities Act applicable to the SEC Documents and the rules and regulations of the Commission promulgated thereunder applicable to the SEC Documents. None of the SEC Documents filed under the Exchange Act (except to the extent that information contained in any

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SEC Document has been superseded by a later timely filed SEC Document) contained, when filed, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of any SEC Document that is a registration statement, or included, when filed, any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in the case of all other SEC Documents; provided, that, with respect to the proxy statement to be filed by the Issuer with respect to the Transaction or any of its affiliates included in any SEC Document or filed as an exhibit thereto, the representation and warranty in this sentence is made to the Issuer’s knowledge. The Issuer has timely filed each report, statement, schedule, prospectus and registration statement that the Issuer was required to file with the Commission since its inception. There are no material outstanding or unresolved comments in comment letters from the staff of the Commission with respect to any of the SEC Documents. Notwithstanding the foregoing, no representation is being made with respect to the accounting treatment of the issued and outstanding Switchback Warrants arising in connection with any required restatement of Switchback’s historical financial statements, or as to any deficiencies in disclosure (including with respect to financial statement presentation or accounting and disclosure controls) arising from the treatment of such warrants as equity rather than liabilities.

o. Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding pending, or, to the knowledge of the Issuer, threatened against the Issuer or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against the Issuer.

p. Except for placement fees payable to Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC, in their capacity as co-placement agents for the offer and sale of the Acquired Shares (in such capacity, the “Placement Agents”), the Issuer has not paid, and is not obligated to pay, any brokerage, finder’s or other commission or similar fee in connection with its issuance and sale of the Acquired Shares.

q. The Issuer is not, and immediately after receipt of payment for the Acquired Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

r. None of the Issuer, its subsidiaries or any of their affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Acquired Shares under the Securities Act, whether through integration with prior offerings pursuant to Rule 502(a) of the Securities Act or otherwise.

s. It will not directly or indirectly use the proceeds of the sale of the Acquired Shares, or lend, contribute or otherwise make available such proceeds to a subsidiary, joint venture partner or other person or entity (i) to fund a person or entity named on the List of Specially Designated Nationals and Blocked Persons, the Executive Order 13599 List, the Foreign Sanctions Evaders List, or the Sectoral Sanctions Identification List, each of which is administered by the U.S.

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Treasury Department’s Office of Foreign Assets Control (“OFAC”) (collectively “OFAC Lists”), (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) that is a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (v) that is a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank.

t. Issuer agrees that the Placement Agents may rely upon the acknowledgments, understandings, agreements, representations and warranties made by the Issuer to Subscriber in this Subscription Agreement.

4. Subscriber Representations and Warranties. Subscriber represents and warrants, as of the date hereof and the Closing Date, that:

a. Subscriber has been duly formed or incorporated and is validly existing in good standing (to the extent the concept of good standing is applicable in such jurisdiction) under the laws of its jurisdiction of incorporation or formation, with the requisite entity power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

b. This Subscription Agreement has been duly authorized, executed and delivered by Subscriber. Assuming the due authorization, execution and delivery of the same by the Issuer, this Subscription Agreement constitutes the valid and legally binding obligation of Subscriber, enforceable against Subscriber in accordance with its terms, except as such enforceability may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

c. The execution and delivery by Subscriber of this Subscription Agreement, and the performance by Subscriber of its obligations under this Subscription Agreement, including the purchase of the Acquired Shares and the consummation of the other transactions contemplated herein, will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Subscriber pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Subscriber is a party or by which Subscriber is bound or to which any of the property or assets of Subscriber is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, shareholders’ equity or results of operations of Subscriber, taken as a whole (a “Subscriber Material Adverse Effect”), or materially affect the legal authority of Subscriber to comply in all material respects with the terms of this Subscription Agreement; (ii) the organizational documents of Subscriber; or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber or any of Subscriber’s properties that would reasonably be expected to have a Subscriber Material Adverse Effect or materially affect the legal authority of Subscriber to comply in all material respects with this Subscription Agreement.

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d. Subscriber (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Acquired Shares only for its own account and not for the account of others, or if the undersigned is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a “qualified institutional buyer” or an institutional “accredited investor” (each as defined above) and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account and (iii) is not acquiring the Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. Subscriber has completed Schedule A following the signature page hereto and the information contained therein is accurate and complete. Subscriber is not an entity formed for the specific purpose of acquiring the Acquired Shares, unless Subscriber is a newly formed entity in which all of the equity owners are accredited investors, and is an “institutional account” as defined by FINRA Rule 4512(c). Accordingly, Subscriber is aware that this offering of the Acquired Shares meets the exemptions from filing under FINRA Rule 5123(b)(1)(A), (C) or (J).

e. Subscriber understands that the Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Acquired Shares have not been registered under the Securities Act. Subscriber understands that the Acquired Shares may not be offered, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act, (iii) pursuant to Rule 144 under the Securities Act (“Rule 144”); provided that all of the applicable conditions thereof have been met, or (iv) pursuant to another applicable exemption from the registration requirements of the Securities Act, and that any certificates or book-entry records representing the Acquired Shares shall contain a legend to such effect. Subscriber acknowledges that the Acquired Shares will not be eligible for resale pursuant to Rule 144A under the Securities Act. Subscriber understands and agrees that the Acquired Shares will be subject to the foregoing transfer restrictions and, as a result of these transfer restrictions, Subscriber may not be able to readily resell the Acquired Shares and may be required to bear the financial risk of an investment in the Acquired Shares for an indefinite period of time. Subscriber acknowledges and agrees that the Acquired Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 until at least one year from the filing of certain required information with the Commission after the Closing Date. Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Acquired Shares.

f. Subscriber understands and agrees that Subscriber is purchasing the Acquired Shares directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to Subscriber by the Issuer or any of its control persons, officers, directors, employees, partners, agents or representatives, any other party to the Transaction or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Subscription Agreement.

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g. Subscriber’s acquisition and holding of the Acquired Shares will not constitute or result in a non-exempt prohibited transaction under section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), or any applicable similar law.

h. In making its decision to subscribe for and purchase the Acquired Shares, Subscriber represents that it has relied solely upon its own independent investigation, the Investor Presentation provided to Subscriber and the Issuer’s representations and warranties in Section 3. Without limiting the generality of the foregoing, Subscriber has not relied on any statements or other information provided by the Placement Agents or any of their respective affiliates, or any of their respective officers, directors, employees or representatives, concerning the Issuer or the Acquired Shares or the offer and sale of the Acquired Shares. Subscriber acknowledges and agrees that Subscriber has received and has had the opportunity to review such information as Subscriber deems necessary in order to make an investment decision with respect to the Acquired Shares, including with respect to the Issuer and the Transaction. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have (i) had the full opportunity to ask such questions, receive such answers and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Acquired Shares and (ii) conducted and completed its own independent due diligence with respect to the Transaction. Except for the representations, warranties and agreements of the Issuer expressly set forth in this Subscription Agreement, Subscriber is relying exclusively on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the Transaction, the Acquired Shares and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer.

i. Subscriber became aware of this offering of the Acquired Shares solely by means of direct contact between Subscriber and the Issuer or the Placement Agents, and the Acquired Shares were offered to Subscriber solely by direct contact between Subscriber and the Issuer or the Placement Agents. Subscriber did not become aware of this offering of the Acquired Shares, nor were the Acquired Shares offered to Subscriber, by any other means. Subscriber acknowledges that the Issuer represents and warrants that the Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

j. Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Acquired Shares. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Acquired Shares, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Accordingly, Subscriber acknowledges that the offering of the Acquired Shares meets the institutional account exemptions from filing under FINRA Rule 2111(b).

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k. Subscriber acknowledges and agrees that neither the Placement Agents nor any affiliate of any of the Placement Agents (nor any officer, director, employee or representative of any of the Placement Agent or any affiliate thereof) has provided Subscriber with any information or advice with respect to the Acquired Shares nor is such information or advice necessary or desired. Subscriber acknowledges that none of the Placement Agents, any affiliate of any of the Placement Agents or any of their respective officers, directors, employees, representatives or controlling persons (i) has made any representation as to the Issuer or the quality of the Acquired Shares, and the Placement Agents may have acquired non-public information with respect to the Issuer which Subscriber agrees, subject to applicable law, need not be provided to it, (ii) has made an independent investigation with respect to the Issuer or the Acquired Shares or the accuracy, completeness or adequacy of any information supplied to Subscriber by the Issuer, (iii) has acted as Subscriber’s financial advisor or fiduciary in connection with the issuance and purchase of the Acquired Shares and (iv) has prepared a disclosure or offering document in connection with the offer and sale of the Acquired Shares. For the avoidance of the doubt, Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by the Placement Agents in making its investment or decision to invest in the Issuer.

l. Subscriber acknowledges and agrees that none of the Placement Agents, any affiliate of any of the Placement Agents or any of their respective officers, directors, employees, representatives or controlling persons will have any liability to Subscriber or any Other Subscriber in connection with each Subscriber or Other Subscriber’s purchase of the Acquired Shares. Without limitation of the foregoing, Subscriber hereby further acknowledges and agrees that (i) the Placement Agents are acting solely as placement agents in connection with the transactions contemplated hereby and is not acting as an underwriter, initial purchaser, dealer or in any other such capacity and is not and shall not be construed as a fiduciary for Subscriber, (ii) the Placement Agents have not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the transactions contemplated hereby, and (iii) the Placement Agents will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the transactions contemplated hereby or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) of any thereof, or (B) the financial condition, business, or any other matter concerning the Issuer or the transactions contemplated hereby.

m. Subscriber represents and acknowledges that Subscriber, alone or together with any professional advisor(s), has analyzed and considered the risks of an investment in the Acquired Shares and determined that the Acquired Shares are a suitable investment for Subscriber and that Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of Subscriber’s investment in the Issuer. Subscriber acknowledges specifically that a possibility of total loss exists.

n. Subscriber understands that no federal or state agency has passed upon or endorsed the merits of the offering of the Acquired Shares or made any findings or determination as to the fairness of an investment in the Acquired Shares.

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o. Subscriber is not (i) a person or entity named on the OFAC Lists, (ii) owned or controlled by, or acting on behalf of, a person, that is named on an OFAC List, (iii) organized, incorporated, established, located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Subscriber represents that if it is a financial institution subject to the Bank Secrecy Act (31 U.S.C. section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), that Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC Lists. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Acquired Shares were legally derived.

p. Subscriber is not currently (and at all times through the Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) acting for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

q. If Subscriber is or is acting on behalf of (i) an employee benefit plan that is subject to Title I of ERISA, (ii) a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Code, (iii) an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement described in clauses (i) and (ii) (each, an “ERISA Plan”), or (iv) an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing clauses (i), (ii) or (iii) but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws,” and together with the ERISA Plans, the “Plans”) Subscriber represents and warrants that (i) neither the Issuer, nor any of its respective affiliates (the “Transaction Parties”) has provided investment advice or has otherwise acted as the Plan’s fiduciary, with respect to its decision to acquire and hold the Acquired Shares, and none of the Transaction Parties is or shall at any time be the Plan’s fiduciary with respect to any decision to acquire and hold the Acquired Shares, and none of the Transaction Parties is or shall at any time be the Plan’s fiduciary with respect to any decision in connection with Subscriber’s investment in the Acquired Shares; and (ii) its purchase of the Acquired Shares will not result in a non-exempt prohibited transaction under section 406 of ERISA or section 4975 of the Code, or any applicable Similar Law.

r. At the Closing, Subscriber will have sufficient funds to pay the Purchase Price pursuant to Section 2.b(i).

s. Subscriber agrees that the Placement Agents may rely upon the acknowledgments, understandings, agreements, representations and warranties made by Subscriber to the Issuer in this Subscription Agreement.

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t. Subscriber agrees that none of (i) the Other Subscribers pursuant to the Other Subscription Agreements entered into in connection with the offer and sale of Class A Shares (including the controlling persons, members, officers, directors, partners, agents or employees of any such Other Subscribers) or (ii) the Placement Agents, their respective affiliates or any of the Placement Agents’ or their respective affiliates’ control persons, officers, directors or employees, in each case, absent their own gross negligence, fraud or willful misconduct, or (iii) any other party to the Combination Agreement, including any such party’s representatives, affiliates or any of its or their control persons, officers, directors or employees, that is not a party hereto, shall be liable to Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Acquired Shares.

5. Additional Subscriber Agreement. Subscriber hereby agrees that, from the date of this Agreement until the Closing Date (or such earlier termination of this Subscription Agreement), neither Subscriber nor any person or entity acting on behalf of Subscriber or pursuant to any understanding with Subscriber shall, directly or indirectly, offer, sell, pledge, contract to sell, sell any option, engage in any hedging activities or execute any Short Sales with respect to securities of the Issuer. For purposes of this Section 5, “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers. This Section 5 shall not apply to any sale (including the exercise of any redemption right) of securities of the Issuer (i) held by Subscriber, its controlled affiliates or any person or entity acting on behalf of Subscriber or any of its controlled affiliates prior to the execution of this Subscription Agreement or (ii) purchased by Subscriber, its controlled affiliates or any person or entity acting on behalf of Subscriber or any of its controlled affiliates in open market transactions after the execution of this Subscription Agreement. Further, for the avoidance of doubt, this Section 5 shall not apply to ordinary course, non-speculative hedging transactions. Notwithstanding the foregoing, (a) nothing herein shall prohibit other entities under common management with Subscriber that have no knowledge of this Subscription Agreement or of Subscriber’s participation in the Transaction (including Subscriber’s controlled affiliates and/or affiliates) from entering into any Short Sales and (b) in the case of a Subscriber that is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of such Subscriber’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Subscriber’s assets, the representation set forth above shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Acquired Shares covered by this Subscription Agreement.

6. Registration Rights.

a. The Issuer agrees that, within fifteen (15) business days after the consummation of the Transaction (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense) a registration statement on Form S-1 (the “Registration Statement”), registering the resale of the Acquired Shares, which Registration Statement may include shares of the Issuer’s

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common stock issuable upon exercise of outstanding warrants or those held by the Sponsor, and the Issuer shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Closing and (ii) the 10th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effective Date”); provided, however, that the Issuer’s obligations to include the Acquired Shares in the Registration Statement are contingent upon Subscriber furnishing in writing to the Issuer such information regarding Subscriber, the securities of the Issuer held by Subscriber and the intended method of disposition of the Acquired Shares as shall be reasonably requested by the Issuer to effect the registration of the Acquired Shares, and Subscriber shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations, including providing that the Issuer shall be entitled to postpone and suspend the effectiveness or use of the Registration Statement during any customary blackout or similar period or as permitted hereunder; provided, that, Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Acquired Shares (other than any such restrictions that may exist hereunder). Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Acquired Shares or other shares included in the Registration Statement by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Acquired Shares which is equal to the maximum number of Acquired Shares as is permitted by the Commission. In such event, the number of Class A Shares to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders and as promptly as practicable after being permitted to register additional shares under Rule 415 of the Securities Act, the Issuer shall amend the Registration Statement or file a new Registration Statement to register such shares not included in the initial Registration Statement and cause such amendment or Registration Statement to become effective as promptly as practicable. Upon notification by the Commission that the Registration Statement has been declared effective by the Commission, within two (2) business days thereafter, the Issuer shall file the final prospectus under Rule 424 of the Securities Act. The Issuer will provide a draft of the Registration Statement to Subscriber for review at least two (2) business days in advance of filing the Registration Statement; provided, that, for the avoidance of doubt, in no event shall the Issuer be required to delay or postpone the filing of such Registration Statement as a result of or in connection with Subscriber’s review. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that Subscriber be identified as a statutory underwriter in the Registration Statement, Subscriber will have an opportunity to withdraw from the Registration Statement. Subscriber shall not be entitled to use the Registration Statement for an underwritten offering of Acquired Shares. For purposes of clarification, any failure by the Issuer to file the Registration Statement by the Filing Date or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file the Registration Statement or effect the registration of the Shares set forth in this Section 6. For purposes of this Section 6, “Acquired Shares” shall include any equity security of the Issuer issued or issuable with respect to the Acquired Shares by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise.

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b. In the case of the registration effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense the Issuer shall:

(i) except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions, until the earlier of the following: (A) Subscriber ceases to hold any Acquired Shares, (B) the date all Acquired Shares held by Subscriber may be sold under Rule 144 within ninety (90) calendar days, without limitation as to any public information, volume and manner of sale restrictions and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) or Rule 144(i)(2), and (C) three (3) years from the Effective Date of the Registration Statement.

(ii) advise Subscriber within two (2) business days:

(1) when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(2) of any request by the Commission for amendments or supplements to any Registration Statement or the prospectus included therein or for additional information;

(3) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(4) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the Acquired Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(5) in accordance with Section 6.c of this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, any Registration Statement does not contain an untrue statement of a material fact or does not omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any prospectus does not include an untrue statement of a material fact or does not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (1) through (5) above constitutes material, nonpublic information regarding the Issuer;

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(iii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv) upon the occurrence of any event contemplated above, except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Acquired Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) use its commercially reasonable efforts to cause all Acquired Shares to be listed on each securities exchange or market, if any, on which the Switchback Class A Shares issued by the Issuer have been listed;

(vi) use its commercially reasonable efforts to take all other steps necessary to effect the registration of the Acquired Shares contemplated hereby and, for so long as Subscriber holds Acquired Shares, to enable Subscriber to sell the Acquired Shares under Rule 144; and

(vii) subject to receipt from Subscriber by the Issuer and its transfer agent of customary representations and other documentation reasonably acceptable to the Issuer and the transfer agent in connection therewith, including, if required by the transfer agent, an opinion of the Issuer’s counsel, in a form reasonably acceptable to the transfer agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, upon Subscriber’s request, the Issuer shall promptly (and no later than five (5) business days following such request and receipt of such customary representations and other documentation) cause the removal of any legend from the book entry position evidencing its Acquired Shares following the earliest of such time as such Acquired Shares (A) are subject to or have been or are about to be sold or transferred pursuant to an effective registration statement or (B) have been or are about to be sold pursuant to Rule 144. The Issuer shall be responsible for the fees of its transfer agent, its legal counsel and all Depository Trust Company fees associated with such issuance.

c. Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the filing or effectiveness of the Registration Statement, and from time to time to require Subscriber not to sell under the Registration Statement or to suspend the effectiveness or use thereof, if it determines, upon the advice of outside legal counsel, that the negotiation or consummation of a transaction by the Issuer or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event the Issuer reasonably believes would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential and the non-disclosure of

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which in the Registration Statement would be expected, in the reasonable determination of the Issuer, upon advice of legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay or suspend the Registration Statement on more than two (2) occasions or for more than sixty (60) consecutive calendar days, or more than ninety (90) total calendar days, in each case during any twelve-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or any related prospectus includes any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, Subscriber agrees that (i) it will immediately discontinue offers and sales of the Acquired Shares under the Registration Statement until Subscriber receives copies of a supplemental or amended prospectus (which the Issuer agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales and (ii) it will maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by law or subpoena. Notwithstanding anything to the contrary, the Issuer shall cause its transfer agent to deliver unlegended shares to a transferee of Subscriber in connection with any sale of Acquired Shares with respect to which Subscriber has entered into a contract for sale, prior to Subscriber’s receipt of the notice of a Suspension Event and which has not yet settled. If so directed by the Issuer, Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion destroy, all copies of the prospectus covering the Acquired Shares in Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Acquired Shares shall not apply (A) to the extent Subscriber is required to retain a copy of such prospectus (x) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (y) in accordance with a bona fide pre-existing document retention policy or (B) to copies stored electronically on archival servers as a result of automatic data back-up. In addition, Subscriber agrees that any sales under the Registration Statement will be suspended from the time that the Issuer files its first annual report on Form 10-K with the Commission after the Effective Date until such time as the Commission declares any applicable post-effective amendment to the Registration Statement effective. The Issuer shall use its commercially reasonable efforts to limit such period of suspension and shall notify Subscriber when sales can recommence under the Registration Statement within two (2) business days of the Effective Date. For the avoidance of doubt, such suspension shall not constitute a Suspension Event or be subject to any of the provisions relating thereto in this Section 6.c (other than with respect to notification of the occurrence of such suspension).

d. Subscriber may deliver written notice (an “Opt-Out Notice”) to the Issuer requesting that Subscriber not receive notices from the Issuer otherwise required by this Section 6; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Issuer shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use

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of an effective Registration Statement, Subscriber will notify the Issuer in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 6.d) and the related suspension period remains in effect, the Issuer will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Issuer, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event or other event immediately upon its availability.

e. The Issuer shall, indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), its directors, officers, agents, trustees, affiliates, advisers and employees and each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the fullest extent permitted by applicable law, from and against any and all out-of-pocket losses, claims, damages, liabilities, costs (including reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement or in any amendment or supplement thereto, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any untrue or alleged untrue statement of a material fact included in any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iii) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder in connection with the performance of its obligations under this Section 6, except to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein or Subscriber has omitted a material fact from such information; provided, however, that the indemnification contained in this Section 6 shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of the Issuer (which consent shall not be unreasonably withheld, conditioned or delayed), nor shall the Issuer be liable for any Losses to the extent they arise out of or are based upon a violation which occurs (A) in reliance upon and in conformity with written information furnished by Subscriber, (B) in connection with any failure of such person to deliver or cause to be delivered a prospectus made available by the Issuer in a timely manner or (C) in connection with any offers or sales effected by or on behalf of Subscriber in violation of Section 6.c hereof. The Issuer shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 6 of which the Issuer receives notice in writing.

f. Subscriber shall, severally and not jointly, indemnify and hold harmless the Issuer, its directors, officers, agents and employees, and each person who controls the Issuer (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), to the fullest extent permitted by applicable law, from and against all Losses, as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in any Registration Statement or in any amendment or supplement thereto or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to

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make the statements therein not misleading or (ii) any untrue or alleged untrue statement of a material fact included in any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading but only to the extent, that such untrue or alleged untrue statements or omissions or alleged omissions are based upon information regarding Subscriber furnished in writing to the Issuer by Subscriber expressly for use therein or a material fact that Subscriber has omitted from such information; provided, however, that the indemnification contained in this Section 6.f shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the consent of Subscriber (which consent shall not be unreasonably withheld, conditioned or delayed). In no event shall the liability of Subscriber be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Acquired Shares giving rise to such indemnification obligation. Subscriber shall notify the Issuer promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 6.f of which Subscriber is aware.

g. Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (B) unless, in such indemnified party’s reasonable judgment, a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

h. The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person or entity of such indemnified party and shall survive the transfer of the Acquired Shares purchased pursuant to this Subscription Agreement.

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i. If the indemnification provided under Section 6.e and Section 6.f from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations; provided, however, the liability of Subscriber shall be limited to the net proceeds received by Subscriber from the sale of the Acquired Shares giving rise to such indemnification obligation. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by or on behalf of (or not supplied by or on behalf of, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in this Section 6, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 6.i from any person or entity who was not guilty of such fraudulent misrepresentation. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement or the transactions contemplated hereby.

7. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Combination Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement (c) if any of the conditions of Closing set forth in Section 2 are not satisfied on or prior to the Closing Date and, as a result thereof, the transactions contemplated by this Subscription Agreement are not consummated at the Closing and (d), on or after the date that is one hundred eighty (180) days after the date hereof, if the Closing has not occurred on or prior to such date; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination or common law intentional fraud in the making of any representation or warranty hereunder, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach or fraud. The Issuer shall promptly notify Subscriber of the termination of the Combination Agreement promptly after the termination of such agreement.

8. Trust Account Waiver. Subscriber acknowledges that the Issuer is a blank check company with the powers and privileges to effect a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Issuer and one or more businesses or assets. Subscriber further acknowledges that, as described in the Issuer’s prospectus relating to its initial public offering dated January 7, 2021 (the “Prospectus”),

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available at www.sec.gov, substantially all of the Issuer’s assets consist of the cash proceeds of the Issuer’s initial public offering and private placements of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of the Issuer, its public shareholders and the underwriters of the Issuer’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Issuer to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of the Issuer entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, Subscriber, on behalf of itself and its representatives, hereby irrevocably waives any and all right, title and interest, or any claim of any kind they have or may have in the future arising out of this Subscription Agreement, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 8 shall (x) serve to limit or prohibit Subscriber’s right to pursue a claim against the Issuer for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that Subscriber may have in the future against the Issuer’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) or (z) be deemed to limit any Subscriber’s right, title, interest or claim to the Trust Account by virtue of such Subscriber’s record or beneficial ownership of securities of the Issuer acquired by any means other than pursuant to this Subscription Agreement, including, but not limited to, any redemption right with respect to any such securities of the Issuer.

9. Miscellaneous.

a. Each party hereto acknowledges that the other party hereto will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement, and that (i) the Placement Agents will rely on the acknowledgments, understandings, agreements, representations and warranties of Subscriber and of the Issuer contained in this Subscription Agreement and (ii) following the Closing, Bird may rely on the representations and warranties of Subscriber contained in Section 4; provided, however, that this Section 9.a shall not give any such party any rights other than those expressly set forth herein. Prior to the Closing, each party hereto agrees to promptly notify the other party hereto if any of the acknowledgments, understandings, agreements, representations and warranties made by such party as set forth herein are no longer accurate in all material respects. Subscriber further acknowledges and agrees that, notwithstanding Section 9(g) hereto, the Placement Agents are third-party beneficiaries of the representations and warranties of Subscriber contained in Section 4 and the Issuer further acknowledges and agrees that the Placement Agents are third-party beneficiaries of the representations and warranties of the Issuer contained in Section 3.

b. Each of the Issuer and Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby to the extent required by law or by regulatory bodies.

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c. Notwithstanding anything to the contrary in this Subscription Agreement, prior to the Closing, Subscriber may not transfer or assign all or a portion of its rights under this Subscription Agreement, other than to one or more of its affiliates (including other investment funds or accounts managed or advised by Subscriber or the investment manager or advisor who acts on behalf of Subscriber or an affiliate thereof or by an affiliate of such investment manager or advisor) without the prior consent of the Issuer; provided that such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Subscription Agreement, makes the representations and warranties in Section 4 and completes Schedule A hereto. In the event of such a transfer or assignment, Subscriber shall complete the form of assignment attached as Schedule B hereto.

d. All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

e. The Issuer may request from Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Acquired Shares and to register the Acquired Shares for resale, and Subscriber shall provide such information as may be reasonably requested, to the extent readily available and to the extent consistent with its internal policies and procedures; provided that the Issuer agrees to keep any such information provided by Subscriber confidential.

f. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

g. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their respective affiliates and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

h. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

i. This Subscription Agreement may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

j. Each party shall pay all of its own expenses in connection with this Subscription Agreement and the transactions contemplated herein.

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k. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or telecopied, sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by telecopy (to such number specified below or another number or numbers as such person may subsequently designate by notice given hereunder), (iii) when sent, with no mail undeliverable or other rejection notice, if sent by email or (iv) five (5) business days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(A) if to Subscriber, to such address or addresses set forth on the signature page hereto;

(B) if to the Issuer prior to the completion of the Domestication Merger, to:

Switchback II Corporation

5949 Sherry Lane, Suite 1010

Dallas, TX 75225

Attention: Jim Mutrie

Email: jmutrie@swbk2.com

with required copies to (which copies shall not constitute notice):

Vinson & Elkins L.L.P.

1001 Fannin St.

Suite 2500

Houston, TX 77002

Attention: Douglas E. McWilliams; E. Ramey Layne

Email: dmcwilliams@velaw.com; rlayne@velaw.com

(B) if to the Issuer after the completion of the Domestication Merger, to:

Bird Global, Inc.

406 Broadway #369

Santa Monica, CA 90401

Attention: Wendy Mantell, General Counsel

Email: wendy@bird.co; birdlegal@bird.co

with required copies to (which copies shall not constitute notice):

Latham & Watkins LLP

885 3rd Ave.

New York, NY 10022

Attention: Justin Hamill

Email: justin.hamill@lw.com

and

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(C) if to the Placement Agents, to:

Goldman Sachs & Co. LLC

200 West Street

New York, NY 10282

Attn: Olympia McNerney

Email: Olympia.McNerney@gs.com

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

Attn: IB-Legal

Facsimile: (212) 325-4296

l. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflicts of law thereof.

THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, THE SUPREME COURT OF THE STATE OF NEW YORK AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.k OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

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EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.l.

m. The Issuer shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the Commission a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and the Transaction. From and after the issuance of the Disclosure Document, to the Issuer’s knowledge, Subscriber shall not be in possession of any material, nonpublic information received from the Issuer or any of its officers, directors or employees. Notwithstanding anything in this Subscription Agreement to the contrary, the Issuer shall not publicly disclose the name of Subscriber or any of its affiliates, or include the name of Subscriber or any of its affiliates, without the prior written consent of Subscriber, (i) in any press release (ii) or in any filing with the Commission or any regulatory agency or trading market, except (A) as required by the federal securities law in connection with the Registration Statement, or (B) to the extent such disclosure is required by law, at the request of the staff of the Commission or regulatory agency or under the regulations of the NYSE or by any other governmental authority, in which case the Issuer shall provide Subscriber with prior written notice of such disclosure permitted under the foregoing subclause (ii).

n. This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought; provided that any rights (but not obligations) of a party under this Subscription Agreement may be waived, in whole or in part, by such party on its own behalf without the prior consent of any other party.

o. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

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p. The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber or other investor under the Other Subscription Agreements. The decision of Subscriber to purchase Acquired Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute Subscriber and Other Subscribers or other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Subscriber and Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Acquired Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.

q. If Subscriber is a Massachusetts Business Trust, a copy of the Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.

[Signature pages follow.]

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IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first written above.

SWITCHBACK II CORPORATION

By:
Name:
Title:

Signature Page to

Subscription Agreement

SUBSCRIBER: Name of Subscriber: Signature of Subscriber:

By:
Name:
Title:

Name in which securities are to be registered (if different):

Email Address:

Subscriber’s EIN: _______________

Address: Attn: _______________________________

Telephone No.: __________________________

Facsimile No.: __________________________

Aggregate Number of Acquired Shares subscribed for: _________

Aggregate Purchase Price: $_________

You must pay the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice.

Signature Page to

Subscription Agreement

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

This Schedule must be completed by Subscriber and forms a part of the Subscription Agreement to which it is attached. Capitalized terms used and not otherwise defined in this Schedule have the meanings given to them in the Subscription Agreement. Subscriber must check the applicable box in either Part A or Part B below and the applicable box in Part C below.

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	Subscriber is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

☐	Subscriber is subscribing for the Acquired Shares as a fiduciary or agent for one or more investor accounts, and each owner of such accounts is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

Subscriber is an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) and has checked below the box(es) for the applicable provision under which Subscriber qualifies as such:

☐

Subscriber is an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, corporation, Massachusetts or similar business trust, limited liability company or partnership not formed for the specific purpose of acquiring the securities of the Issuer being offered in this offering, with total assets in excess of $5,000,000.

☐	Subscriber is a “private business development company” as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐	Subscriber is a “bank” as defined in Section 3(a)(2) of the Securities Act.

☐	Subscriber is a “savings and loan association” or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity.

☐	Subscriber is a broker or dealer registered pursuant to Section 15 of the Exchange Act.

☐	Subscriber is an “insurance company” as defined in Section 2(a)(13) of the Securities Act.

Schedule A-1

☐	Subscriber is an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐	Subscriber is an investment adviser relying on the exemption from registering with the Commission under Section 203(l) or (m) of the Investment Advisers Act of 1940.

☐	Subscriber is an investment company registered under the Investment Company Act of 1940.

☐	Subscriber is a “business development company” as defined in Section 2(a)(48) of the Investment Company Act of 1940.

☐	Subscriber is a “Small Business Investment Company” licensed by the U.S. Small Business Administration under either Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐	Subscriber is a “Rural Business Investment Company” as defined in Section 384A of the Consolidated Farm and Rural Development Act.

☐

Subscriber is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, and such plan has total assets in excess of $5,000,000.

☐

Subscriber is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is one of the following.

☐	A bank;

☐	A savings and loan association;

☐	An insurance company; or

☐	A registered investment adviser.

☐	Subscriber is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 with total assets in excess of $5,000,000.

☐

Subscriber is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 that is a self-directed plan with investment decisions made solely by persons that are accredited investors.

☐

Subscriber is a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered by the Issuer in this offering, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the Securities Act.

Schedule A-2

☐

Subscriber is an entity, including Indian tribes, governmental bodies, funds, and entities organized under the laws of foreign countries, that own “investments,” as defined in Rule 2a51-1(b) under the Investment Company Act, in excess of $5,000,000 and that was not formed for the specific purpose of acquiring the securities of the Issuer being offered in this offering.

☐

Subscriber is a natural person holding in good standing one or more professional certifications, designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

☐

Subscriber is a natural person who is a “knowledgeable employee,” as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940, of the Issuer of the securities being offered or sold where the Issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act.

☐

Subscriber is a “family office,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 that was not formed for the specific purpose of acquiring the securities of the Issuer being offered in this offering, with total assets in excess of $5,000,000 and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐

Subscriber is a “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in paragraph (a)(12) of Rule 501(a) and whose prospective investment in the Issuer is directed by such family office pursuant to paragraph (a)(12)(iii) of Rule 501(a).

*** AND ***

C.	AFFILIATE STATUS

(Please check the applicable box)

SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

Schedule A-3

SCHEDULE B

FORM OF ASSIGNMENT

This Subscription Assignment and Joinder Agreement (this “Assignment Agreement”), dated                , 2021, is made and entered into by and between                (“Subscriber”) and                (“Assignee”) and acknowledged by Switchback II Corporation, a Cayman Islands exempted company (“Switchback”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Subscription Agreement (as defined below).

WHEREAS, Switchback and Subscriber entered into that certain Subscription Agreement (the “Subscription Agreement”), dated                , 2021, pursuant to which Subscriber agreed to subscribe for and purchase                shares of the Issuer’s Class A common stock (the “Acquired Shares”) and Switchback has agreed that Holdings shall issue and sell to Subscriber such Acquired Shares;

WHEREAS, Subscriber and Assignee are affiliated investment funds; and

WHEREAS, for administrative reasons, Subscriber desires to assign its rights to subscribe for and purchase                of the Acquired Shares along with the rights and obligations set forth in the Subscription Agreement of such Acquired Shares (the “Assigned Shares”) to Assignee.

NOW, THEREFORE, pursuant to Section 9.c of the Subscription Agreement, and as further described in the table below, Subscriber hereby assigns its rights to subscribe for and purchase the Assigned Shares to Assignee and Assignee hereby (i) accepts the rights to subscribe for and purchase the Assigned Shares and agrees to be bound by and subject to the terms and conditions of the Subscription Agreement, (ii) expressly makes the representations and warranties in Section 4 of the Subscription Agreement with respect to the Assigned Shares and (iii) completed Schedule A to the Subscription Agreement and attached it hereto. Notwithstanding the foregoing, this Assignment Agreement shall not relieve Subscriber of any of its obligations under the Subscription Agreement.

The following assignment by Subscriber to Assignee of its rights to subscribe for and purchase all or a portion of the Acquired Shares have been made:

Date of Assignment	Subscriber	Assignee	Number of Acquired Shares Assigned	Subscriber Revised Subscription Amount	Assignee Subscription Amount

[Signature Page Follows]

IN WITNESS WHEREOF, this Subscription Assignment and Joinder Agreement has been executed by Subscriber and Assignee acknowledged by Switchback by its duly authorized representative as of the date set forth above.

Acknowledgement by Switchback:

Switchback II Corporation

By:
Name:
Title:

Signature of Subscriber:

By:
Name:
Title:

Signature of Assignee:

By:
Name:
Title:

Assignee’s EIN: _______________

Address: Attn: _______________________________

Schedule B-2

Exhibit 99.1

Bird, a Category Creator and Leader in Electric Micromobility, to Become A Public Company via Merger

with Switchback II Corporation

$200 million in capital committed through a $160 million PIPE led by Fidelity Investments and a $40 million vehicle financing credit facility through Apollo Investment Corporation and MidCap Financial Trust

Transaction Values Bird at an Enterprise Value of Approximately $2.3 Billion

Investor Call Scheduled for Wednesday, May 12, 2021 at 9:00 AM ET

(Los Angeles, CA & Dallas, TX) – May 12, 2021 – Bird Rides, Inc. (“Bird”), a leader in shared short range environmentally friendly electric transportation, and Switchback II Corporation (NYSE: SWBK) (“Switchback”), a publicly traded special purpose acquisition company with a strategic focus on the energy transition sector, announced today the signing of a definitive business combination agreement that would make Bird a public company, pending Switchback shareholder approval and satisfaction of other customary closing conditions. At closing, anticipated in the third quarter of 2021, the combined company will be named Bird Global, Inc. and is expected to be listed on the New York Stock Exchange (the “NYSE”).

Travis VanderZanden, founder and CEO of Bird, commented: “Bird was founded with the mission to provide environmentally friendly transportation for everyone. Since 2017, we have driven adoption of micromobility which has resulted in rapid growth. During this time, we have advanced our operating model, supported by proprietary technology and hardware, to scale our mission and reach more cities. This foundation has driven our strong unit economics and delivered our successful track record to date. As we look ahead, we intend to build upon our market leadership and grow our business, which currently only scratches the surface of the estimated $800 billion annual market opportunity for micromobility.”

Jim Mutrie and Scott McNeill, Co-Chief Executive Officers and Directors of Switchback, commented: “As a category creator for the shared micromobility space, Bird has capitalized on its first-mover advantage to address the significant market opportunity while also providing an efficient and eco-friendly transportation alternative. With its market leadership position, experienced and innovative leadership team, compelling current revenues and business model, along with identified levers for growth, Bird satisfies all the investment criteria we were seeking and we are pleased to announce the definitive agreement for this combination.”

Bird Investment Highlights:

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Addressing the estimated $800 billion annual market opportunity, Bird established a market leadership position as one of the first companies to develop a robust business targeting shared electric micromobility, leading the creation of a new transportation category that is accessible, eco-friendly, and reliable.

•	Since its founding in 2017, Bird has rapidly expanded its global footprint to over 200 cities worldwide, facilitating more than 95 million rides to date.

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Under the leadership of its founder, Travis VanderZanden, and a highly experienced management team, Bird possesses a demonstrable track record of operating success and has generated compelling unit economics even during the ongoing COVID-19 pandemic, due in part to its Fleet Manager Program.

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Capital investment in continued vehicle innovation, operational improvements, and global expansion efforts coupled with strong tailwinds coming out of the COVID-19 pandemic, including favorable regulatory changes, operating model improvements, and industry consolidation, positions Bird to capitalize on its significant growth opportunities with a scalable path to profitability.

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Strong balance sheet underpins Bird’s attractive growth profile with $667 million of pro forma cash and cash equivalents, including $208 million raised as part of an April 2021 Senior Preferred Convertible equity offering led by Bracket Capital, Sequoia Capital, and Valor Equity Partners, and further supported by access to a $40 million fully committed vehicle financing credit facility with Apollo Investment Corporation and MidCap Financial Trust (each managed or advised by Apollo Capital Management, L.P., or its affiliates).

•	The transaction is priced at a multiple of 2.8x estimated revenue for fiscal 2023, a meaningful discount to its publicly traded peer group.

Transaction Overview

The transaction implies a pro forma enterprise valuation for Bird of $2.3 billion. The business combination agreement contemplates that existing Bird shareholders will roll-over and retain 100% of their existing equity, owning approximately 82% of the combined company’s pro forma equity (assuming no redemptions by Switchback’s existing shareholders).

The transaction will enable the combined entity to retain net proceeds of up to $428 million of cash following the closing (assuming no redemptions by Switchback’s existing shareholders) to fund operations and growth initiatives and for general corporate purposes. Aggregate funding combines Switchback’s $316 million cash-in-trust and $160 million of private placement proceeds, which have been fully committed by Fidelity Management & Research Company LLC and other investors, and Bird’s access to a $40 million asset financing facility with Apollo Investment Corporation and MidCap Financial Trust.

The transaction, which has been unanimously approved by the Boards of Directors from both Bird and Switchback, is subject to approval by Switchback’s shareholders, the effectiveness of a registration statement to be filed with the Securities and Exchange Commission (the “SEC”) in connection with the transaction, and satisfaction of other customary closing conditions. The transaction is expected to close in the third calendar quarter of 2021.

Additional information about the proposed transaction, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Switchback with the SEC and will be available at www.sec.gov.

Credit Suisse Securities (USA) LLC (“Credit Suisse”) is acting as exclusive financial and capital markets advisor to Bird. Goldman Sachs & Co. LLC (“Goldman Sachs”) is acting as exclusive financial advisor to Switchback. Latham & Watkins LLP is acting as legal advisor to Bird and Vinson & Elkins L.L.P. is acting as legal advisor to Switchback.

Credit Suisse and Goldman Sachs are acting as co-lead placement agents on the private placement.

Investor Conference Call Information: Bird and Switchback will host a joint investor conference call to discuss the proposed transaction Wednesday, May 12, 2021 at 9:00 AM ET. Interested parties may listen to the prepared remarks via telephone by dialing (855) 327-6837 or (631) 891-4304 if calling internationally. Please reference Conference ID 10014571 when prompted.

The conference call webcast, a related investor presentation with more detailed information regarding the proposed transaction, and a transcript of the investor call will be available at bird.co/investor and https://swbk2.com/. The investor presentation will also be furnished today to the SEC, which can be viewed at the SEC’s website at www.sec.gov.

About Bird: Bird is an electric vehicle transportation company dedicated to bringing affordable, environmentally friendly transportation solutions to communities across the world. Today, it provides a fleet of shared electric scooters to riders in over 200 cities and makes its products available for purchase at www.bird.co and via leading retailers and distribution partners. Bird partners closely with the cities in which it operates to provide a reliable and affordable transportation option for people who live and work there. Founded in 2017 by transportation pioneer Travis VanderZanden, Bird is headquartered in Los Angeles, California, and is rapidly expanding. Follow Bird on Instagram (www.instagram.com/bird), on Twitter at @BirdRide, and find more information at www.bird.co.

About Switchback II Corporation: Switchback II Corporation was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Switchback focused its search for a target business in the broad energy transition or sustainability arena targeting industries that require innovative solutions to decarbonize in order to meet critical emission reduction objectives.

Important Information About the Proposed Transaction and Where to Find It

In connection with the proposed business combination, Switchback and Bird Global, Inc., a Delaware corporation and wholly owned subsidiary of Bird (“Bird Global”) will file a registration statement on Form S-4 (the “Form S-4”) with the SEC. The Form S-4 will include a proxy statement of Switchback and prospectus of Bird Global. Additionally, Switchback and Bird Global will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. Security holders of Switchback are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Switchback and its directors and officers may be deemed participants in the solicitation of proxies of Switchback’s shareholders in connection with the proposed business combination. Bird, Bird Global and their respective officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Switchback’s executive officers and directors in the solicitation by reading Switchback’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Switchback’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

The information in this press release includes “forward-looking statements.” All statements, other than statements of present or historical fact included in this press release, regarding Switchback’s proposed business combination with Bird, Switchback’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Switchback. Bird and Bird Global disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Switchback, Bird and Bird Global caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Switchback, or Bird or Bird Global. In addition, Switchback, Bird and Bird Global caution you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Switchback, Bird or Bird Global following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Switchback, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts Switchback’s or Bird’s current plans and operations as a result of the announcement of the transactions; (v) Bird’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Bird to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Bird may be adversely affected by other economic, business and/or competitive factors. Should one or more of the risks or uncertainties described in this press release occur, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in Switchback’s periodic filings with the SEC, including Switchback’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Switchback’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor Contact

Caitlin Churchill

BirdIR@icrinc.com

Media Contact

Jed Hamilton

BirdPR@icrinc.com

Exhibit 99.2

Switchback II Corporation and Bird - Investor Call Transcript

CORPORATE PARTICIPANTS

Jim Mutrie, Co-Chief Executive Officer and Director of Switchback II Corporation

Travis VanderZanden, Founder and Chief Executive Officer of Bird

Operator: Good morning, ladies and gentlemen, thank you for standing-by. And welcome to the Switchback II Corporation and Bird Conference Call and Webcast. We appreciate everyone joining us today. The information discussed today is qualified in its entirety by reference to the Form 8-K that has been filed today by Switchback II Corporation and the exhibits thereto, which may be accessed on the SEC’s website at sec.gov.

Please note that the press release issued this morning and related SEC documents can also be found on Switchback II Corporation’s website at swbk2.com, and Bird website at bird.co/investor. The investor presentation that will be presented as part of today’s discussion has been filed with the SEC and posted on swbk2.com and at bird.co/investor. Please review the disclaimer included therein and refer to that as the guide for today’s call. For everyone on the phone, there will not be a question and answer session hosted with today’s call.

Also statements we make during this call that are not statement of historical fact constitute forward-looking statements, that are subject to risks, uncertainties and other factors that could cause the actual results of the combined company to differ from historical results or from our forecasts, including those set forth in the Form 8-K and exhibits filed with the SEC today by Switchback II Corporation.

For more information, please refer to and carefully consider the risks, uncertainties and other factors discussed in Switchback II Corporation’s SEC filing. All cautionary statements that we make during this call are applicable to any forward-looking statements we make wherever they appear. You are cautioned to not place undue reliance on forward-looking statements, which we assume no responsibility for updating.

During this call, we may discuss certain non-GAAP financial measures. Please refer to the accompanying investor presentation for discussion of the most directly comparable GAAP financial measures.

Hosting today’s call are Jim Mutrie, Co-Chief Executive Officer and Director of Switchback II Corporation and Travis VanderZanden, Founder and Chief Executive Officer of Bird.

I will now turn the call over to Jim Mutrie.

Jim Mutrie, Co-Chief Executive Officer and Director of Switchback II Corporation

Welcome and thank you for joining us today. On behalf of the Switchback team, we are excited to announce the signing of a definitive agreement for our business combination with Bird and to bring this transaction and company to the public markets.

Bird has all the attributes we look for in a company to partner with – a large and growing addressable market opportunity, a market leader with a strong brand and reputation, an experienced management team, compelling current revenues and a returns-oriented business model, as well as clearly defined catalysts for growth. Under Travis’ leadership, the company created a category for shared electric micromobility that addresses an estimated $800 billion market opportunity. Bird is an on-demand, technology and data enabled micromobility platform, offering riders a convenient, fun and eco-friendly transportation solution for the 5 trillion rides taken globally each year that are 5 miles or less in length.

Bird has capitalized on its first mover advantage, expanding strategically to over 200 cities globally while remaining focused on its peer-leading unit economics that have been further unlocked with its Fleet Manager Program. The company also expects to benefit from COVID tailwinds which have spurred favorable regulatory changes and industry consolidation over the past year, and is well positioned to capitalize on the rebound in rider demand coming out of COVID.

Switchback II Corporation and Bird - Investor Call Transcript

With regards to this transaction, upon closing, the combined company will have an anticipated enterprise value of approximately $2.3 billion. The definitive agreements contemplate that Bird shareholders will also be rolling over 100% of their existing equity, retaining approximately 82% of the combined company’s pro forma equity. Switchback II currently has $316 million cash-in-trust and a $160 million PIPE led by Fidelity Investments, while Bird has secured a $40 million vehicle financing credit facility through Apollo Investment Corporation and MidCap Financial Trust, for an aggregate of $200 million of committed capital for the combined company. Assuming no redemptions by Switchback’s existing shareholders, the transaction will enable the combined entity to retain net proceeds of up to $428 million of cash following the closing, and along with current cash on the balance sheet of Bird, have $667 million cash on a pro-forma basis for the company to fund operations and growth initiatives, and for general corporate purposes.

Now I would like to turn the call over to Travis to review Bird’s mission, its evolution into the market leader it is today, and the strong levers it has to drive future growth.

Travis VanderZanden, Founder and Chief Executive Officer of Bird

Thank you Jim, and on behalf of our team at Bird, we are equally excited to be partnering with Switchback II for this important milestone in our company’s history. As Jim reviewed, in just three and a half years, we have created a market-leading company with the mission to provide environmentally friendly transportation for everyone while addressing an incredible business opportunity and unlocking a potential $800 billion market for shared micromobility.

By focusing on electric micromobility, we are not only building a strong business, but also making an important impact by offering environmentally friendly alternatives to gas-powered cars for short trips. Personally, I have always been fascinated with transportation. My mother was a public bus driver for 30 years, and I grew up witnessing transportation challenges, specifically with the first and last mile. In school, I focused on technology and loved using what I had learned to figure out how to move people around cities more efficiently – this ultimately led me to my career in ride-sharing. As Chief Operating Officer at Lyft and Head of Driver Growth at Uber, I saw firsthand how the vast majority of ride-sharing trips are minimum fare trips, and I knew there was a better, more eco-friendly alternative for these micro trips.

We launched Bird in September 2017 with only 10 vehicles in Santa Monica, and we quickly saw the strong demand for e-scooters. In only three and a half years, we have facilitated more than 95 million rides, expanded to over 200 cities globally, and are well on pace to hit $400 million of revenue in 2022.

Turning now to our business model and drivers to our peer-leading unit economics.

Bird is an on-demand, technology and data-enabled micromobility platform. With our purpose-built technology and innovative vehicles, we provide our riders a convenient transportation alternative that is eco-friendly, affordable and fun. We utilize our data advantage to provide our Fleet Managers and city partners with valuable tools and insights to drive better outcomes for their businesses and communities.

Our intuitive mobile application provides a user-friendly interface where riders can book, locate, and pay for on-demand rides. We have developed a highly configurable data platform that our vehicles and applications communicate with, providing real-time data, insights, and resources to ensure our vehicles are both frequently utilized and in compliance with local regulations.

We plan to continue to invest in our city-facing data dashboards and analytics capabilities to drive insights and better inform operating decisions. By improving our ability to collect and learn from our rich ridership and operational dataset, we believe that we will be able to further optimize our fleet and offer cities a differentiated value-proposition when choosing to partner with us.

As we continue to innovate, our vehicles and technology have significantly evolved since our first launch and help drive our peer-leading unit economics.

Switchback II Corporation and Bird - Investor Call Transcript

When we first launched Bird in September of 2017, we had 10 Xiaomi e-scooters that I bought off-the-shelf online, to test the viability of the service. These vehicles were not designed for rugged or extended use; they were easy to break into and the hardware only had a 3 to 4 month half-life, but with these scooters we were able to prove the demand we believed existed for shared micromobility. Once our theory was proven, in 2018, we went to work and invested in R&D and our hardware. We built the Bird Zero and Bird One to improve the Xiaomi’s durability and technology, extending the vehicle half-life to 12 and 14 months, respectively, and enhancing our unit economics. We are very proud of the advancements we have made with these nextgen vehicles and continued to build on our learnings from prior Bird-designed models to develop our latest models: the Bird Two and Bird Three. Our vehicles feature an advanced operating system and have encrypted hardware and software. There are no exposed screws on the entire vehicle, and we have sensors on board that alert us if a vehicle has tipped over or been damaged. Most importantly, the Bird Two and Bird Three models have vehicle half-lifes of 18 and 24 months, respectively. That is the other thing I love about this business, when we roll out new vehicle models the economics just keep getting better and better.

We now have an e-scooter that is profitable at the ride level which was our main focus in the beginning, and allows us to now diversify our offerings, starting with the introduction of the e-bike.

We will launch the e-bike via our sharing business in the second half of this year and believe it will be complementary to the e-scooter. The e-bike is great for slightly longer distance trips, 3 to 5 miles compared to the scooter’s average trip of 1 to 2 miles, and for introducing Bird to an expanded, older demographic that is generally less inclined to ride scooters. With the strong popularity that e-bikes have seen recently, we are very excited to not only bring our brand to the sharing side of the business, but also to sell our bikes directly to consumers during the second half of this year.

The work and innovation we have done with our vehicles and technology have put us at an incredible competitive advantage and we believe we are well ahead of anyone else in the space.

Vehicle innovation, however, is only one piece to our peer-leading unit economics. The second piece lies with our recently launched Fleet Manager model.

Over the past year, we evolved to the Fleet Manager operating model, developed to target and solve the prior fixed cost component of our business, which was especially challenging during winter months. Prior to Fleet Managers, in-house teams directly handled local operations– including logistics like storage, repairs, rebalancing, etc.

Through the Fleet Manager model, logistics companies and other independent business partners handle many of these items. By aligning incentives through a per-trip revenue share construct, we further strengthen our unit economics. The Fleet Manager model has enabled Bird to achieve ride-level profitability even during periods of COVID suppressed demand, while providing a positive return to Fleet Managers as exhibited by our high retention of Fleet Managers. In fact, during the second half of 2020, over 75% of our markets were Ride Profit positive, despite suppressed global demand resulting from the COVID-19 pandemic.

The Fleet Manager model also helps us unlock the small- and mid-sized markets or ‘long tail markets’ that we define as cities with populations of fewer than 500,000. Bird and electric micromobility is not just a big city phenomenon—it is also embraced across lower density populations. Most cities have a downtown core or a small college campus that Bird can support while also providing entertainment and essential transportation alternatives for riders. Smaller cities also offer favorable competitive and regulatory dynamics. Prior to the Fleet Manager model, the costs of operating in these long tail cities were not justified, but through this new model, we can now access and grow in these markets in a profitable way.

This now leads me to our levers for growth.

Switchback II Corporation and Bird - Investor Call Transcript

Our goal is to scale up the business and to generate company level profitability as we continue to innovate and increase our penetration both in the U.S. and internationally. We plan to drive top-line growth through continued expansion in existing and new regions, increased utilization and investment in new form factors like the e-bike. The majority of our revenue growth will come from expansion in our existing regions, the U.S. and Europe, where we plan to grow our footprint by expanding in current and entering new markets. We are excited for continued growth in urban city centers, like our recently announced pilot program in New York City, but equally excited about the long-tail opportunity unlocked through our Fleet Manager model. We estimate that about two-thirds of our growth will come from expanding our presence in existing and new regions. We also expect to enter new geographies, and we will look to launch in markets such as South Korea, Australia, and New Zealand. And, while we are conservatively planning our growth in e-bikes, we are excited for this new form factor’s potential going forward.

In addition to these top-line drivers, we expect to benefit from a more efficient operating model, continued vehicle improvements and further optimization of our data and technology. Through these drivers, we will look to expand gross margin, and coupled with operating expense leverage through scale, we believe we have a clear path to company-level profitability. By 2023, we anticipate delivering revenue of over $800 million, gross profit of over $300 million and adjusted EBITDA of over $100 million.

We believe that we are at an inflection point in our history, and the timing is right to bring our business to the public markets.

We look forward to sharing additional information with you as we move forward with this process. If you have any questions, please reach out to our ICR team whose contact information is on the definitive agreement press release. Thank you for your time and attention today.

Exhibit 99.3Exhibit 99.3

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Sources $M Uses $M • SWBK Shares $ 2,400 Equity Consideration to Bird Shareholders² $ 2,400 SWBK Cash in Trust 316 Cash to Balance Sheet 428 PIPE¹ 160 Transaction Fees 48 • Total Sources $ 2,876 Total Uses $ 2,876 • Pro Forma Capitalization Cash and Cash Equivalents (from de-SPAC) $ 428 • (+) Bird Cash on Balance Sheet 240 PF Cash $ 667 Equity Value (Post-Money) $ 2,936 • Enterprise Value $ 2,277 Pro Forma Ownership⁴ PIPE Investors SPAC Sponsor Shares 5.5 % Shares (M) Ownership Breakdown % 2.0 % SWBK Investors Existing Bird Shareholders² 240.0 81.8% 10.8 % SWBK Investors 31.6 10.8 PIPE Investors¹ 16.0 5.5 SPAC Sponsor Shares³ 5.9 2.0 Existing Bird Equity Ownership 293.6 100.0 % Shareholders 81.8 %Sources $M Uses $M • SWBK Shares $ 2,400 Equity Consideration to Bird Shareholders² $ 2,400 SWBK Cash in Trust 316 Cash to Balance Sheet 428 PIPE¹ 160 Transaction Fees 48 • Total Sources $ 2,876 Total Uses $ 2,876 • Pro Forma Capitalization Cash and Cash Equivalents (from de-SPAC) $ 428 • (+) Bird Cash on Balance Sheet 240 PF Cash $ 667 Equity Value (Post-Money) $ 2,936 • Enterprise Value $ 2,277 Pro Forma Ownership⁴ PIPE Investors SPAC Sponsor Shares 5.5 % Shares (M) Ownership Breakdown % 2.0 % SWBK Investors Existing Bird Shareholders² 240.0 81.8% 10.8 % SWBK Investors 31.6 10.8 PIPE Investors¹ 16.0 5.5 SPAC Sponsor Shares³ 5.9 2.0 Existing Bird Equity Ownership 293.6 100.0 % Shareholders 81.8%

27% 24% 20% 16% 12% 8% 4% 0% 207% 0% 20% 40% 60% 80% 100% 120% 2022E - 2023E Revenue Growth 2023E EBITDA Margin27% 24% 20% 16% 12% 8% 4% 0% 207% 0% 20% 40% 60% 80% 100% 120% 2022E - 2023E Revenue Growth 2023E EBITDA Margin

15.0 x 13.0 x 10.2 x 8.2 x 7.5 x 6.1 x 5.1 x 4.0 x 3.5 x 2.8 x 2.8 x Bird Uber Lyft DoorDash Grab Tesla Netflix Peloton ChargePoint Volta EVGo 0.60 x 0.43 x 0.26 x 0.23 x 0.18 x 0.18 x 0.15 x 0.11 x 0.07 x 0.05 x 0.03 x Bird Uber Lyft DoorDash Grab Tesla Netflix Peloton ChargePoint Volta EVGo15.0 x 13.0 x 10.2 x 8.2 x 7.5 x 6.1 x 5.1 x 4.0 x 3.5 x 2.8 x 2.8 x Bird Uber Lyft DoorDash Grab Tesla Netflix Peloton ChargePoint Volta EVGo 0.60 x 0.43 x 0.26 x 0.23 x 0.18 x 0.18 x 0.15 x 0.11 x 0.07 x 0.05 x 0.03 x Bird Uber Lyft DoorDash Grab Tesla Netflix Peloton ChargePoint Volta EVGo

43.6 x 34.7 x 24.9 x 21.7 x 13.7 x 13.5 x 10.7 x 9.0 x 7.4 x 5.8 x 4.6 x Bird Uber Lyft DoorDash Grab Tesla Netflix Peloton ChargePoint Volta EVGo 73.9 x 62.0 x 51.2 x 44.2 x 29.6 x 22.4 x 28.3 x 19.4 x 15.8 x NM NM Bird Uber Lyft DoorDash Grab Tesla Netflix Peloton ChargePoint Volta EVGo43.6 x 34.7 x 24.9 x 21.7 x 13.7 x 13.5 x 10.7 x 9.0 x 7.4 x 5.8 x 4.6 x Bird Uber Lyft DoorDash Grab Tesla Netflix Peloton ChargePoint Volta EVGo 73.9 x 62.0 x 51.2 x 44.2 x 29.6 x 22.4 x 28.3 x 19.4 x 15.8 x NM NM Bird Uber Lyft DoorDash Grab Tesla Netflix Peloton ChargePoint Volta EVGo

$ 16,471 $ 8,154 $ 8,235 $ 6,160 $ 5,770 $ 4,077 $ 3,606 $ 2,277 $ 3,080 Transaction Value EV / 2023E Revenue EV / 2023E Gross Profit EV / 2023E Revenue / 2022E- EV / 2023E EBITDA 2023E Growth$ 16,471 $ 8,154 $ 8,235 $ 6,160 $ 5,770 $ 4,077 $ 3,606 $ 2,277 $ 3,080 Transaction Value EV / 2023E Revenue EV / 2023E Gross Profit EV / 2023E Revenue / 2022E- EV / 2023E EBITDA 2023E Growth

Proven Management Returns-Oriented 5.0x – 10.0x Catalyst for Growth ~63% Discount to Dominant Market Share midpoint Megatrend Industry Tailwinds Validated ValuationProven Management Returns-Oriented 5.0x – 10.0x Catalyst for Growth ~63% Discount to Dominant Market Share midpoint Megatrend Industry Tailwinds Validated Valuation

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Exhibit 99.4

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Bird Rides, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bird Rides, Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as “the consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2020.

Los Angeles, California

May 12, 2021

Bird Rides, Inc.

Consolidated Balance Sheets

December 31, 2020 and 2019

(In thousands, except number of shares amounts)

	December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$43,158	$109,160
Restricted cash and cash equivalents	9,609	9,180
Accounts receivable, net	2,857	2,458
Inventory	5,256	4,355
Prepaid expenses & other current assets	8,254	15,041

Total current assets	69,134	140,194
Property and equipment, net	4,152	11,536
Vehicle deposits	13,290	21,526
Vehicles, net	81,105	91,145
Goodwill	131,255	1,296
Other assets	4,944	3,082

Total assets	$303,880	268,779

Liabilities, Redeemable Convertible Preferred Stock, and Stockholders’ Deficit
Current liabilities
Accounts payable	$12,212	$25,878
Accrued expenses	20,004	12,236
Deferred revenue	42,900	36,015
Notes payable — current	29,280	25,122
Other current liabilities	5,078	6,465

Total current liabilities	109,474	105,716
Notes payable — non current	—	21,342
Other liabilities	10,172	11,750

Total liabilities	119,646	138,808
Commitments and contingencies
Redeemable Convertible Preferred Stock
Redeemable convertible preferred stock, $0.000001 par value, 173,212,667 and 142,148,158 shares authorized, 153,738,961 and 135,023,946 shares issued and outstanding, respectively as of December 31, 2020 and 2019	1,044,282	802,571
Stockholders’ Deficit
Founders convertible preferred stock, $0.000001 par value, 7,493,443 shares authorized, 4,540,177 shares issued and outstanding as of December 31, 2020 and 2019	—	—
Common stock, $0.000001 par value, 275,000,000 and 229,000,000 shares authorized, 54,913,358 and 45,238,688 shares issued and outstanding, respectively as of December 31, 2020 and 2019	—	—
Additional paid-in capital	92,654	85,547
Accumulated other comprehensive income (loss)	13,005	(670)
Accumulated deficit	(965,707)	(757,477)

Total stockholders’ deficit	(860,048)	(672,600)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$303,880	$268,779

Bird Rides, Inc.

Consolidated Statement of Operations

December 31, 2020 and 2019

(In thousands, except number of shares amounts)

	Year Ended December 31,
	2020	2019
Revenues:
Sharing	$79,941	140,448
Product sales	14,660	10,076

Total Revenues	94,601	150,524
Cost of sharing, exclusive of depreciation	71,628	153,646
Cost of product sales	22,716	20,319
Depreciation on revenue earning vehicles	23,791	112,234

Gross margin	(23,534)	(135,675)
Other operating expenses:
General & administrative	152,910	192,063
Selling & marketing	18,404	16,656
Research & development	34,376	40,836
Tariff reimbursement	(24,986)	—

Total operating expenses	180,704	249,555

Loss from operations	(204,238)	(385,230)
Interest income	282	1,837
Interest expense	(6,844)	(6,792)
Other income, net	2,634	2,979

Loss before income taxes	(208,166)	(387,206)
Provision for income taxes	64	276

Net loss	$(208,230)	$(387,482)

Net loss per share attributable to common stockholders, basic and diluted	$(4.11)	$(9.86)
Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	50,609,556	39,290,062

Bird Rides, Inc.

Consolidated Statement of Comprehensive Loss

December 31, 2020 and 2019

(In thousands)

	Year Ended December 31,
	2020	2019
Net loss	$(208,230)	$(387,482)
Other comprehensive income (loss), net of tax:
Change in currency translation adjustment	13,675	(583)

Other comprehensive income (loss)	13,675	(583)

Total comprehensive loss	$(194,555)	$(388,065)

Bird Rides, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

December 31, 2020 and 2019

(In thousands, except number of share amounts)

	Redeemable Convertible Preferred Stock		Common Stock		Founders Preferred Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Common Shares	Amount (par)	Shares	Amount (par)
Balance at January 1, 2019	112,844,442	522,357	36,033,921	—	4,540,177	—	53,590	(87)	(369,995)	(316,492)

Net income									(387,482)	(387,482)
Issuance of Common stock to Board of Directors			7,604,447	—			—			—
Common Stock issued through exercise of stock options and expiration of repurchase provision for early exercises			1,600,320	—			1,219			1,219
Stock-based Compensation							30,738			30,738
Issuance of Series C-1 Redeemable Convertible Preferred Stock, net of issuance costs	5,156,517	60,510					—			—
Issuance of Series D Redeemable Convertible Preferred Stock, net of issuance costs	16,382,726	211,433					—			—
Issuance of Series D-1 Redeemable Convertible Preferred Stock for acquisition of Scoot	640,261	8,271					—			—
Foreign currency translation adjustment								(583)		(583)

Balance at December 31, 2019	135,023,946	802,571	45,238,688	—	4,540,177	—	85,547	(670)	(757,477)	(672,600)

Net income									(208,230)	(208,230)
Issuance of Common stock to Board of Directors			5,215,866	—			—			—
Common Stock issued through exercise of stock options and expiration of repurchase provision for early exercises			4,458,804	—			933			933
Stock-based Compensation							6,174			6,174
Issuance of Series D Redeemable Convertible Preferred Stock, net of issuance costs	4,006,516	51,711					—			—
Issuance of Series D and D-2 Redeemable Convertible Preferred Stock for acquisition of CIRC	14,708,500	190,000					—			—
Foreign currency translation adjustment								13,675		13,675

Balance at December 31, 2020	153,738,962	$1,044,282	54,913,358	$—	4,540,177	—	$92,654	$13,005	$(965,707)	$(860,048)

Bird Rides, Inc.

Consolidated Statements of Cash Flows

December 31, 2020 and 2019

(In thousands)

	Year Ended December 31,
	2020	2019
Cash flows from operating activities
Net loss	$(208,230)	$(387,482)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation & amortization	32,495	116,953
Non cash vehicle expenses	11,998	18,082
Share-based compensation	6,174	30,738
Debt discount accretion	2,635	1,296
Loss on extinguishment of debt	—	1,514
Loss on disposal of property and equipment	3,407	—
Other	(300)	(614)
Changes in assets and liabilities, net of impact of business acquisitions and disposals:
Accounts receivable	(199)	(2,418)
Inventory	(901)	(4,361)
Prepaid expenses and other current assets	7,095	(6,580)
Other assets	(162)	145
Accounts payable	(15,096)	(15,514)
Deferred revenue	6,203	30,341
Accrued expenses & other current liabilities	6,454	2,994
Other liabilities	(1,724)	5,529

Net cash used in operating activities	(150,151)	(209,377)
Cash flows from investing activities
Purchases of property and equipment	(500)	(7,179)
Purchases of vehicles	(11,862)	(101,381)
Net cash acquired (used) in acquisitions	68,664	(171)

Net cash provided by (used in) investing activities	56,302	(108,731)
Cash flows from financing activities
Proceeds from issuance of debt, net of issuance costs	—	69,787
Proceeds from issuance of redeemable convertible preferred stock, net of issuance costs	51,711	271,943
Proceeds from issuance of common stock	933	1,219
Payment for settlement of warrants	(2,002)	(3,000)
Payment for settlement of debt	(18,776)	(21,337)

Net cash provided by financing activities	31,866	318,612
Effect of exchange rate changes on cash	(3,590)	(1,049)

Net decrease in cash, cash equivalents, and restricted cash	(65,573)	(545)
Cash and cash equivalents, and restricted cash and cash equivalents
Beginning of period	119,340	119,885

End of period	$53,767	$119,340

Components of cash, cash equivalents, and restricted cash
Cash and cash equivalents	43,158	109,160
Restricted cash	10,609	10,180

Total cash, cash equivalents, and restricted cash	$53,767	$119,340

Non-cash activities:
Fair value of net assets acquired in acquisition through the issuance of Series D and D-2 redeemable convertible preferred stock	$190,000	$—
Conversion of convertible debt to Series D-1 redeemable convertible preferred stock in connection with Scoot acquisition	$—	$8,271
Supplemental disclosures of cash flow information
Cash paid for:
Interest paid	$4,278	$3,271
Income taxes paid	$214	$916

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Description of Business

Bird Rides, Inc. (“Bird,” “the Company,” “our,” and “we”) was incorporated in Delaware in April 2017, and is headquartered in Santa Monica, California. Bird is a micromobility company engaged in delivering electric transportation solutions for short distances. The Company partners with cities to bring lightweight, electric vehicles to residents and visitors in an effort to replace car trips by providing an alternative sustainable transportation option.

Note 2 — Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Bird Rides, Inc. and its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. On an ongoing basis, management evaluates estimates which are subject to significant judgment including those related to useful lives associated with vehicles, impairment of other long-lived assets, impairment of goodwill, and loss contingencies. Actual results could differ from those estimates.

Liquidity

The Company expects that it will have enough cash to support the Company’s operations and cash flow requirements through at least the next 12 months following the issuance date of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with a maturity of ninety days or less at the time of purchase. Cash equivalents consist primarily of money market securities and all cash and money market investments are deposited with institutions management believes are of high credit quality. Cash equivalents are stated at fair value.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents are pledged as security for letters of credit or other collateral amounts established by the Company for certain insurance policies and other various contractual arrangements. As of December 31, 2020 and December 31, 2019, the Company issued irrevocable standby letters of credit of $5.3 million and $8.2 million, respectively. Restricted cash and cash equivalents are classified as current or non current based on the contractual or estimated term of the remaining restriction. Current restricted cash balances as of December 31, 2020 and December 31, 2019 were $9.6 million and $9.2 million, respectively. Non current restricted cash balances as of the periods ended December 31, 2020 and December 31, 2019 were $1.0 million.

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable

Accounts receivable represents uncollected balances due from retail and platform customers. Amounts are written off against accounts receivable after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventory, net

Inventory consists of vehicles and parts available for sale, valued at the lower of cost based on an average cost method or net realizable value. This valuation requires the Company to make judgments, based on currently available information. The average cost of inventory consists of the price paid for aforementioned vehicles and spare parts plus any freight, or customs duties incurred. Inventory is comprised entirely of finished goods.

Vehicle Deposits

Vehicle deposits consist of prepayments on vehicles and spare parts to which the Company does not yet have title.

Vehicles, net

Vehicles consist of vehicles that are used within the Company’s ridesharing business. The capitalized cost of vehicles includes freight from manufacturers and any customs or duties incurred. The vehicles balance is comprised of those vehicles that are in transit from the contract manufacturer to Bird, held by Bird but not yet deployed in market, and those that are deployed in market and available for use in our sharing service. Within our sharing service, Bird maintains ownership of all vehicles. We recognize depreciation related to our sharing service vehicles using a usage-based depreciation methodology based on the number of rides taken by customers. The estimated total number of lifetime rides of our vehicles are based on factors including historical ride information and any anticipated changes to future vehicle utilization. Spare parts are expensed as a cost of revenue when used by the Company for vehicle maintenance and repairs.

The Company updates its estimated useful life assumption based on changes in activity of the vehicles and accelerates depreciation on vehicles that have been determined to be no longer active.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered.

The Company accounts for uncertainty in tax positions recognized in the consolidated financial statements by recognizing a tax benefit from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized.

Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not expected to be realized based on the weighting of positive and negative evidence. Future

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

realization of deferred tax assets ultimately depends on the existence of sufficient taxable income within the carryback or carryforward periods available under the applicable tax law. The Company regularly reviews the deferred tax assets for recoverability based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences, and tax planning strategies. The Company’s judgment regarding future profitability may change due to many factors, including future market conditions and the ability to successfully execute the business plans and/or tax planning strategies. Should there be a change in the ability to recover deferred tax assets, the Company’s income tax provision would increase or decrease in the period in which the assessment is changed.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in the provision for income taxes in the consolidated statements of operations.

Property and Equipment, net

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets, which range from two to five years as shown in the table below. Useful lives used to depreciate our property and equipment are assessed periodically and adjusted when warranted. Additions, replacements, and improvements that extend the asset’s useful life are capitalized. Maintenance and repairs that do not enhance or extend the asset’s useful life are charged to expense as incurred.

Property and Equipment	Useful Life (Years)
Computer Hardware, Software, and Equipment	2 – 5
Furniture & Fixtures	3
Leasehold Improvements	Lesser of useful life or lease term

Evaluation of Long-Lived Assets for Impairment

The Company evaluates its held-and-used long-lived assets for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset or asset group (collectively, the “asset group”) may not be recoverable. The Company measures the recoverability of the asset group by comparing the carrying amount of such asset groups to the future undiscounted cash flows it expects the asset group to generate. If the Company considers the asset group to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset group exceeds its fair value. The Company has not recorded any impairment loss of its long-lived assets during the years ended December 31, 2020 and December 31, 2019.

Leases

The Company leases its facilities under operating leases. The Company’s leases generally contain escalating payments over the lease term (including rent holiday periods). Rent expense is recognized on a straight-line basis over the term of the lease. Accordingly, the Company records the difference between cash rent payments and the recognition of rent expenses as a deferred rent liability within other liabilities and other current liabilities in the consolidated balance sheets. The Company also has landlord-funded leasehold improvements that are recorded as tenant allowances, which are amortized as a reduction of rent expense over the noncancelable terms of the operating leases.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination and is allocated to reporting units expected to benefit from the business combination. The Company

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

tests goodwill for impairment at least annually, in the fourth quarter, or whenever events or changes in circumstances indicate that goodwill might be impaired. In testing for goodwill impairment, the Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The qualitative factors include, but are not limited to, macroeconomic conditions, industry and market considerations, and the overall financial performance of the Company. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if the Company concludes otherwise, the Company proceeds to the quantitative assessment.

The quantitative assessment compares the estimated fair value of a reporting unit to its book value, including goodwill. If the fair value exceeds book value, goodwill is considered not to be impaired and no additional steps are necessary. However, if the book value of a reporting unit exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

As of December 31, 2020 and 2019, the Company had a goodwill balance of $131.3 million and $1.3 million, respectively, on the consolidated balance sheets. The Company performed a qualitative assessment for goodwill impairment in the fourth quarter of the fiscal years ended December 31, 2020 and December 31, 2019. No goodwill impairment was recognized for those years then ended.

Intangible Assets, net

As of December 31, 2020 and 2019, the Company’s intangible assets, net of amortization, totaled $3.3 million and $1.3 million, respectively, within other assets on the consolidated balance sheets. Intangible assets are carried at cost and amortized on a straight-line basis over their estimated useful lives, which range from 16 to 66 months. The Company reviews definite-lived intangible assets for impairment under the long-lived asset model described in the Evaluation of Long-Lived Assets for Impairment section.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or, if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as the “exit price”). Fair value is a market-based measurement that is determined based upon assumptions that market participants would use in pricing an asset or liability, including consideration of nonperformance risk.

The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy indicates the extent to which inputs used in measuring fair value are observable in the market.

Level 1: Inputs that reflect quoted prices for identical assets or liabilities in active markets that are observable.

Level 2: Inputs other than quoted prices included in Level 1 that are observable either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Level 3: Inputs that are unobservable to the extent that observable inputs are not available for the asset or liability at the measurement date and include management’s judgment about assumptions market participants would use in pricing the asset or liability.

Assets Measured at Fair Value on a Recurring Basis

The carrying amounts of the Company’s financial instruments, including cash equivalents, restricted cash, accounts receivable, accounts payable, warrants, accrued expenses and other current liabilities, approximate their respective fair values due to their short-term nature. The Company’s assets and liabilities listed above are based on level 1 inputs.

Assets Measured at Fair Value on a Non-Recurring Basis

The Company’s non-financial assets, such as goodwill, intangible assets, and property and equipment are adjusted to fair value when an impairment charge is recognized. Such fair value measurements are based predominantly on Level 3 inputs.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash and cash equivalents, and accounts receivable. Cash, cash equivalents and restricted cash consist primarily of cash deposits and money market securities, and all cash and money market investments are deposited with institutions management believes are of high credit quality. The Company has not experienced any material losses related to these concentrations during the periods presented. No customers accounted for 10% or more of revenue for the years ended December 31, 2019 and 2020.

Revenue Recognition

For the years ended December 31, 2020, and 2019, the Company recognized revenue from rides taken by individual users of the Bird Rides mobile application (“App”) as part of Sharing, which the Company accounts for pursuant to ASC 840, Leases. Additionally, the Company recognized revenue from Product sales, primarily comprised of vehicles sales, pursuant to ASC 606, Revenue from Contracts with Customers. Sales taxes, including value added taxes, are excluded from reported revenue.

-Sharing

The Company’s technology platform enables users to participate in the Company’s vehicle Sharing program. To use a vehicle, the user contracts with the Company via acceptance of the Bird User Agreement and pays for the ride from its preloaded wallet balance, or on a per-ride basis. The user must use the App to access the shared vehicles and must end the ride on the App to conclude the trip. The Company is responsible for providing access to the vehicles over the user’s desired period of use. In-market operations for Sharing service are either managed In-House or with the support of a network of local logistics providers known as Fleet Managers. The Company accounts for these revenues as operating lease revenue pursuant to ASC 840, Leases, and records revenue upon completion of each ride. The Company treats credits, coupons and rider incentives as a reduction of the revenue for the ride to which it relates in the period the credit was used.

-Product Sales

In the Product sales revenue stream, the Company sells vehicles directly to customers and distributors. Revenue is generally recognized, net of taxes, upon shipment, as that is when title transfers to the customer and the

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

performance obligation is considered satisfied with payment due upon shipment. The Company has a 30-day return policy for which a customer can return a vehicle for a full refund. There is no history of material returns. The Company also guarantees the Product sales with a 1-year limited warranty.

-Disaggregation of Revenue

The Company disaggregates revenue into the Sharing and Product sales categories disclosed on the consolidated statement of operations. Disaggregating revenue into these categories achieves the disclosure objectives to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Further disaggregation is presented in the segment footnote for revenues generated from Europe, Middle East and Africa (“EMEA”), North America, and Other.

Contract Assets

The Company had no contract assets as of and for the years ended December 31, 2020 and 2019.

Deferred Revenue

Deferred revenue primarily consists of wallet payments made by customers. In connection with Sharing revenues, Bird requires a wallet balance to be maintained in most countries to ensure cash collection for rides. An immaterial portion of deferred revenue also consists of deposits made by Product sales customers for the purchase of vehicles and parts that have not yet been delivered.

Practical Expedients and Exemptions

The Company elected to use the practical expedient that allows the Company to expense the costs incurred to obtain a contract when the amortization period is one year or less.

Tariff Reimbursement

The US government imposed Section 301 tariffs (the “Tariffs”) on certain goods imported from China to the United States, including Bird Vehicles. Accordingly, the Company paid the required 25% Tariffs for the import of vehicles into the United States. The costs associated with the Tariffs were capitalized as part of the associated costs of the Vehicles when the Vehicles were purchased during fiscal 2018 and 2019. The costs were then depreciated and included in the consolidated statement of operations consistent with our Vehicle depreciation policy, with most of the expense being recognized in fiscal years 2018 and 2019.    In the first quarter of 2020, after filing protests and post summary corrections a ruling determination from the US Custom and Border Protection Agency (the “Agency”) determined our vehicles were exempted from the 301 Tariffs both retroactively and into the future and therefore recognized a $25 million benefit to the consolidated statement of operations in the first quarter of fiscal 2020.

Stock-based Compensation

The Company recognizes all equity classified stock-based grants to employees and nonemployees based on the grant date fair value of the award. This grant date fair value is recognized as compensation cost over the period during which the employee or nonemployee is required to provide service in exchange for the award. The fair value of the common stock on grant date has been determined by the Board, assisted by an independent appraisal, at each stock option measurement date. The Company’s policy is to issue new shares, which have been previously authorized by the Board, upon the exercise of awards.

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company issues service-based awards, vesting over a total of 4 years generally pursuant to two different vesting schedules. Under one vesting schedule, the first vest is generally a one-year cliff vest, followed by monthly vesting for the final three years. Under the second vesting schedule, the award vests on a monthly basis over the four-year vest term.

The fair value of stock options that vest solely based on a service condition is determined by the Black-Scholes-Merton Option (“BSM”) pricing model on the date of the grant. This valuation model for stock-based compensation expense requires the Company to make assumptions and judgement about the variables used in the BSM model, including the deemed fair value of common stock, expected term, expected volatility, risk free interest rate, and dividend yield. As the Company does not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior, the Company determines the expected term based on the average period the stock options are expected to remain outstanding. For stock options, expected term is calculated as the midpoint of the stock options vesting term and contractual expiration period.

The fair value of the Common Stock underlying the stock option awards was determined by the board of directors. Given the absence of a public trading market, the board of directors considered numerous objective and subjective factors to determine the fair value of our Common Stock at each meeting at which awards were approved. These factors included, but were not limited to;

•	The results of contemporaneous unrelated third-party valuations of the Company’s common stock

•	The prices of the recent redeemable convertible preferred stock sales by the Company to investors

•	The rights, preferences, and privileges of preferred stock relative to those of common stock

•	Market multiples of comparable public companies in the industry as indicated by their market capitalization and guideline merger and acquisition transactions

•	The Company’s performance and market position relative to competitors, which may change from time to time

•	The Company’s historical financial results and estimated trends and prospects for the Company’s future performance

•	The economic and competitive environment

•	The financial condition, results of operations, and capital resources

•	The industry outlook

•	The valuation of comparable companies

•	The likelihood and timeline of achieving a liquidity event, such as an initial public offering or sale of the Company, given prevailing market conditions

Forfeiture

The Company accounts for forfeitures as they occur. In the case of awards being forfeited because of a failure to satisfy a service condition, previously recognized compensation cost is reversed in the period of the forfeiture.

Foreign Currency Translations and Transactions

The reporting currency of the Company is the U.S. dollar. The functional currency of our foreign operations generally is the applicable local currency for each foreign subsidiary. Assets and liabilities of foreign subsidiaries

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

are translated into U.S. Dollars at the exchange rate on the balance sheet date. Revenues and expenses of foreign subsidiaries are translated at the average exchange rate during the period. Translation gains or losses are included as a component of accumulated other comprehensive loss in the accompanying consolidated statements of stockholders’ deficit.

Net Loss Per Share Attributable to Common Stockholders

Basic net loss per share is based on the weighted-average effect of all common shares issued and outstanding and is calculated by dividing net loss attributable to common stockholders by the weighted-average shares outstanding during the period. Diluted net loss per share is calculated by dividing net loss by the weighted-average number of common shares used in the basic loss per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive instruments. We exclude equity instruments from the calculation of diluted loss per share if the effect of including such instruments is anti-dilutive. Since we are in a net loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potentially dilutive securities outstanding would have been anti-dilutive.

Redeemable Convertible Preferred Shares and Founders Convertible Preferred Shares are considered participating securities, they do not participate in losses of the Company therefore the two-class method would yield the same results as the basic EPS calculation.

Recent Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09” or “ASC 606”) and issued additional ASUs issued to clarify the guidance in ASU 2014-09, which amends the existing accounting standards for revenue recognition. The Company adopted ASC 606 on January 1, 2019 using a full retrospective approach applied to all contracts. The core principle of ASC 606 is that an entity should recognize revenue from customers for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. ASC 606 also provides guidance for when an entity should recognize revenue gross as a principal or net as an agent and how an entity should identify performance obligations. The adoption of ASC 606 did not have a material effect on the Company’s consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815). The amendments in this update relate to liability or equity classification of financial instruments (or embedded features), and the recognition, measurement, and earnings per share of certain freestanding equity-classified financial instruments that include down round features. The amendments require companies to disregard the down round feature when assessing whether the instrument is indexed to its own stock, for purposes of determining liability or equity classification. Further, companies that provide earnings per share (“EPS”) data will adjust the basic EPS calculation for the effect of the feature when triggered and will also recognize the effect of the trigger within equity. This update is effective for annual periods beginning January 1, 2020, and interim periods beginning January 1, 2021. The Company adopted this ASU on January 1, 2020 and the adoption did not have a material impact on the Company’s consolidated financial statements.

In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07” or “ASC 718”), which amends the existing accounting standards for stock-based compensation such that companies will no longer be

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

required to value non-employee awards differently from employee awards. Additionally, companies will value all equity classified awards at their grant-date under ASC 718 and forgo revaluing the award after the grant date. The ASU is effective for annual periods beginning January 1, 2020 and interim periods beginning January 1, 2021. On January 1, 2019, the Company early adopted the ASU, which did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, to improve the effectiveness of the disclosure requirements for fair value measurements. The ASU makes amendments regarding changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty. The ASU is effective for fiscal years and interim periods beginning January 1, 2020. The Company adopted this ASU on January 1, 2020, which did not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-05, Intangibles — Goodwill and Other — Internal-Use Software. The ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract (i.e. a cloud computing arrangement) with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (ASC 350-40). Costs incurred during the application development stage will be capitalized and costs incurred during the preliminary project and post implementation stages will be expensed. The capitalized implementation costs will be expensed over the term of the hosting arrangement and will be subject to the impairment guidance in ASC 350-40. The ASU is effective January 1, 2021, with early adoption permitted. The Company early adopted this ASU on January 1, 2020, which did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which introduces a lessee model that brings most leases on the balance sheet and aligns many of the underlying principles of the new lessor model with those in the new revenue recognition standard. The FASB also subsequently issued guidance amending and clarifying various aspects of the new leases guidance. The new leasing standard represents a wholesale change to lease accounting for lessees and requires additional disclosures regarding leasing arrangements. This update is effective for annual periods beginning January 1, 2022, and interim periods beginning January 1, 2023, with early adoption permitted. The Company is in the process of evaluating its impact.

Note 3 — Property and Equipment, net

The Company’s property and equipment, net consists of the following (in thousands):

	December 31,
	2020	2019
Computer Hardware, Software and Equipment	$5,009	$6,612
Leasehold Improvements	1,354	6,347
Furnitures & Fixtures	2,389	2,307
Less: Accumulated Depreciation	(4,600)	(3,730)

Total property and equipment, net	$4,152	$11,536

Depreciation expense relating to property and equipment was $4.6 million and $3.1 million for the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, the Company recognized $3.4 million in losses related to the disposal of property and equipment.

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 —Vehicles, net

The Company’s vehicles, net consists of the following (in thousands):

	December 31,
	2020	2019
Released Vehicles	$69,944	$65,603
Unreleased Vehicles	24,676	30,066
Spare Parts	15,000	21,516
Less: Accumulated depreciation	(28,515)	(26,040)

Total vehicles, net	$81,105	$91,145

Depreciation expense relating to vehicles was $23.8 million and $112.2 million for the years ended December 31, 2020 and December 31, 2019, respectively.

Note 5 — Acquisitions

On January 27, 2020, the Company acquired all of the issued and outstanding capital stock of LMTS Holding SCA (“CIRC”), a micromobility company based in Berlin with operations throughout Europe and the Middle East. The purpose of the acquisition is to further establish the Company’s presence in the EMEA region. The results of CIRC’s operations for the year ended December 31, 2020, including revenues and expenses, is included in the Statement of Operations for the Company from the date of the transaction. The acquisition was accounted for as a business combination under ASC 805, Business Combinations. The Company acquired CIRC for $190.0 million of Series D and Series D-2 Redeemable Convertible Preferred Stock. Assets acquired included $68.7 million of cash and $5.5 million of intangible assets. Goodwill is attributable to the assembled workforce and the expected synergies from the acquisition. The purchase price, which was prepared with the assistance of a valuation specialist, was allocated to the assets acquired and the liabilities assumed based on estimated fair values as of the acquisition date as follows (in thousands):

Fair Value
Assets acquired:
Current assets	$68,667
Vehicles	140
Intangible assets:
Customer relationships	1,621
Government relationships	3,838
Net liabilities assumed	(975)

Total assets acquired, net	$73,291

Total purchase price	$190,000

Goodwill	$116,709

The Company incurred certain expenses related directly and indirectly related to the CIRC acquisition of $3.5 million which was recognized in the consolidated statement of operations for the year ended December 31, 2020.

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On July 11, 2019, the Company purchased substantially all of the assets of Scoot Networks, Inc. (“Scoot”), a micromobility company based in San Francisco. The acquisition was accounted for as a business combination under ASC 805, Business Combinations. The purchase price for Scoot was $8.6 million, which was paid for via $0.5 million in cash consideration and the issuance of a $8.3 million convertible note, with a $0.2 million debt discount recognized at the consummation of the acquisition. Goodwill of $1.3 million was not tax deductible. During the year ended December 31, 2019, the Company converted the convertible notes from the acquisition into 640,261 shares of Series D-1 Redeemable Convertible Preferred Stock. Pro forma results were not material for all periods presented.

Note 6 — Goodwill

The changes in the carrying amount of goodwill by segment during the years ended December 31, 2020 and 2019 were as follows (in thousands):

	North America	Europe, Middle East, and Africa	Other
Balance as of January 1, 2019	$—	$—	$—
Acquisitions	1,296	—	—

Balance as of December 31, 2019	$1,296	$—	$—

Acquisitions	—	116,709	—
Foreign currency translation adjustment	—	13,250	—

Balance as of December 31, 2020	$1,296	$129,959	$—

Note 7 — Income Taxes

The U.S. and foreign components of loss before provision for income taxes for the years ended December 31, 2020 and December 31, 2019 are as follows (in thousands):

	For the year ended December 31,
	2020	2019
U.S.	$(105,235)	$(314,663)
Foreign	(102,931)	(72,543)

Loss before income taxes	$(208,166)	$(387,206)

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the provision for income taxes for the years ended December 31, 2020 and December 31, 2019 are as follows (in thousands):

	For the year ended December 31,
	2020	2019
Current
Federal	$—	$—
State	38	41
Foreign	26	235

Total current tax expense	$64	$276

Deferred
Federal	$—	$—
State	—	—
Foreign	—	—
Total deferred tax expense	$—	$—

Total provision for income taxes	$64	$276

The following is a reconciliation of the statutory federal income tax rate to the Company’s effective tax rate for the years ended December 31, 2020 and December 31, 2019:

	For the year ended December 31,
	2020	2019
Federal statutory income tax rate	21%	21%
Stock-based compensation	-0.37%	-0.23%
Valuation allowance	-22.93%	-21.56%
Foreign Rate Differential	1.92%	0.75%
Cumulative Translation Adjustment	1.04%	0.00%
Other	-0.69%	-0.03%

Effective income tax rate	-0.03%	-0.07%

The effective tax rate is different than the U.S. statutory federal tax rate primarily due to a full valuation allowance on the Company’s U.S. deferred tax assets and foreign deferred tax assets.

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes for the years ended December 31, 2020 and December 31, 2019 consist of the following (in thousands):

	For the year ended December 31,
	2020	2019
Deferred tax assets
Net operating losses	$240,128	$169,731
Other	8,986	4,372

Total deferred tax assets	$249,114	$174,103

Deferred tax liabilities
Fixed assets	$(2,903)	$(4,915)
Other	(578)	(295)

Total deferred tax liabilities	$(3,481)	$(5,210)
Less: Valuation allowance	(245,633)	(168,893)

Net deferred tax assets	$—	$—

As of December 31, 2020, the Company has a full valuation allowance against its U.S. deferred tax assets foreign deferred tax assets. The Company analyzed all sources of available income and determined they do not have sufficient evidence to support the realizability of its deferred tax assets. The Company does not believe it is more likely than not to realize the benefits of the deferred assets. As of December 31, 2020, the Company has a valuation allowance of $163.6 million against its U.S. deferred tax assets and a valuation allowance of $82.0 million against its foreign deferred tax assets. The Company will continue to assess the realizability of its deferred tax assets in future reporting periods and reduce the valuation allowance at such time as management believes it is more likely than not that the deferred tax assets will be realized.

As of December 31, 2020, the Company has U.S. federal net operating loss carryforwards of $1.9 million which expire if unused in 2037 and approximately $657.5 million with an indefinite carryforward period. As of December 31, 2020, the Company has U.S. state net operating loss carryforwards of approximately $465.0 million which begin to expire in 2037. As of December 31, 2020, the Company has foreign net operating loss carryforwards of approximately $301.3 million in various jurisdictions with various expirations.

As of December 31, 2020, the Company has U.S. federal research tax credit carryforwards of approximately $3.1 million which, if not utilized, begin to expire in 2037. As of December 31, 2020, the Company has California research tax credit carryforwards of approximately $5.1 million, which do not expire.

Utilization of the net operating loss and research and development carryforwards are subject to an annual limitation due to ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state and foreign provisions. The annual limitation may result in the expiration of the net operating loss before utilization. At this time, the Company does not expect the limitation to result in a reduction in the total amount realizable.

The Company and its subsidiaries file tax returns in the United States (federal and state) and various foreign jurisdictions. All tax periods for all jurisdictions since the Company’s inception in 2017 are currently subject to income tax examination.

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table reflects changes in gross unrecognized tax benefits for the years ended December 31, 2020 and December 31, 2019 (in thousands):

	For the year ended December 31,
	2020	2019
Unrecognized tax benefits at beginning of year	$10,743	$759
Gross Increases — current year positions	3,250	9,984

Unrecognized tax benefits at end of year	$13,993	$10,743

As of December 31, 2020, none of our unrecognized tax benefits, if recognized, would impact the effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits within the provision for income taxes in the consolidated statements of operations. The amount of interest and penalties accrued as of December 31, 2020 and December 31, 2019 was zero.

The Company does not expect any material changes to its unrecognized tax benefits within the next 12 months.

As of December 31, 2020, the open tax years for the Company’s major tax jurisdictions are as follows:

Jurisdiction	Tax Years
U.S. Federal	2018-2020
U.S. State	2018-2020
Netherlands	2018-2020

Note 8 — Accrued Expenses

The components of accrued expenses were as follows (in thousands):

	For the year ended December 31,
	2020	2019
Accrued legal and regulatory expenses	$6,585	$2,676
Accrued cloud computing services	2,407	1,995
Accrued other	11,012	7,565

Total accrued expenses	$20,004	$12,236

Note 9 — Debt & Warrants

Triplepoint Venture Growth BDC Corp. Debt and Warrants

On April 17, 2019, the Company entered into a credit agreement with Triplepoint Venture Growth BDC Corp. (“TCP”) to allow the Company to request up to $10.0 million in three parts up to an aggregate of $30.0 million in loans outstanding. Concurrently with the consummation of the agreement, the Company borrowed $10.0 million as a Part 1 Loan. On June 12, 2019, the Company repaid the full principal, accrued interest, and early payoff fees and expenses associated with the Part 1 Loan through a payment of $11.0 million. The Company also waived the right to seek any additional advances and terminated the loan agreement in full.

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In conjunction with the issuance of the Part 1 Loan, the Company issued Warrants to TCP for 0.1 million shares of the Company’s Series C-1 Redeemable Convertible Preferred Stock exercisable upon any change of control, any equity financing, the maturity or repayment in full of all amounts due to the lenders, or any Initial Public Offering. The TCP Warrants are liability-classified instruments and its fair value is $0.5 million as of December 31, 2020.

Silicon Valley Bank Debt

On April 17, 2019, the Company entered into a credit agreement with Silicon Valley Bank for a growth capital advance of $10.0 million. Per the agreement, the loan was interest-only for the first 6-month period with 30 equal monthly payments of principal and interest thereafter. On June 12, 2019, the Company repaid the full principal, accrued interest, and any early payoff fees and expenses associated with the Loan.

Deutsche Bank AG Debt and Warrants

On June 13, 2019, the Company entered into a credit agreement with Deutsche Bank AG (the “Lender” or “DB”) and Lucid Agency Services Limited as Administrative Agent to allow the Company to draw up to $45.0 million of Initial Term Loans. In addition, pursuant to a July 9, 2019 amendment that added Sequoia IDF Asset Holdings S.A. (“Sequoia”) as an incremental loan lender, the Company could draw up to $5.0 million of Incremental Term Loans (collectively, with the Initial Term Loans, the “Term Loans”). The Company drew down $45.0 million of Initial Term Loans and $5.0 million of Incremental Term Loans on June 13, 2019 and July 15, 2019, respectively, for a total of $50.0 million in Term Loans. The Term Loans bear interest at the London Interbank Offered Rate (“LIBOR”) plus a margin of 9.50% and is paid by the Company on a monthly basis. The maturity date of the Term Loans is December 13, 2021, and all borrowings thereunder will be due and payable then, unless the commitments are terminated earlier, or if an event of default occurs (or automatically in the case of certain bankruptcy-related events of default).

The credit agreement includes certain customary representations, warranties, affirmative and negative financial and nonfinancial covenants, event of default, and indemnification provisions. The primary negative covenant is the minimum liquidity, which requires the Company to maintain an unrestricted cash and cash equivalents balance of at least $30.0 million. The primary positive covenant is a requirement to provide deliverables to the Agent, including monthly reports within 30 days after the end of each fiscal month and audited annual financial statements at a specified time. Consistent with the terms outlined in the agreement, the Company made contractual principal payments totaling $18.8 million during the year ended December 31, 2020.

In conjunction with the Term Loans, the Company issued Warrants to the Lender (“DB Warrants”) for 0.2 million shares of the Company’s Series C-1 Redeemable Convertible Preferred Stock exercisable upon any change of control, any equity financing, the maturity or repayment in full of all amounts due to the lenders, or any Initial Public Offering. The DB Warrants are liability-classified instruments because they can be sold back to the Company for cash at a value of $20.70 per share. The fair value of the warrants at inception was $5.0 million and was classified in Other Liabilities. The $5.0 million was treated as a debt discount against the $50.0 million of Term Loans and is accreted into Interest Expense on the consolidated statements of operations.

The Lender notified the Company of its intention to sell the DB Warrants back to the Company, and the Company settled $3.0 million of the DB Warrants on September 20, 2019 and settled the remaining $2.0 million on April 28, 2020.

We are in compliance with the terms of the credit agreement. The Company signed amendments to the credit agreement, the most recent of which was dated October 19, 2020. The amendments allow the Company to

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

potentially avoid future amortization payments by satisfying performance tests related to city level profitability metrics in such future periods. The Company issued additional warrants (”2020 DB Warrants”) for shares of the Company’s Series D Redeemable Convertible Preferred Stock. The fair value of the additional warrants at inception were $0.6 million and were classified in Other Liabilities.

Interest expense on debt for the year ended December 31, 2020 is $6.8 million. As of December 31, 2020, the only debt outstanding is the amended DB debt.

Note 10 — Common and Preferred Stock

Common Stock

As of December 31, 2020 and 2019, the Company has authority to issue 275.0 million and 229.0 million shares of common stock with a par value of $0.000001 per share, respectively. Holders of common stock are entitled to dividends when and if declared by the Board of Directors, subject to the rights of the holders of all classes of Redeemable Convertible Preferred Stock outstanding having priority rights, and subject to the rights of the holders of all classes of Founders Convertible Preferred Stock outstanding having equal rights, to dividends. No dividends have been declared by the Board of Directors from inception through December 31, 2020. As of December 31, 2020 and 2019, there were 54.9 million and 45.2 million shares of common stock issued and outstanding, respectively. Restricted stock awards that have not vested are excluded from the shares of common stock issued and outstanding.

Founders Convertible Preferred Stock

As of December 31, 2020 and 2019, the Company has authority to issue 7.5 million shares of Founders Convertible Preferred Stock with a par value of $0.000001 per share. As of December 31, 2020 and 2019, there were 4.5 million shares of Founders Convertible Preferred Stock issued and outstanding.

Each holder of Founders Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which the shares held by such holder are convertible. Common stock, into which all series of preferred stock may be converted, are entitled to one vote for each share.

Holders of Founders Convertible Preferred Stock are entitled to dividends when and if declared by the Board of Directors, subject to the rights of the holders of all classes of preferred stock outstanding having priority rights, and subject to the rights of the holders of all classes of common stock outstanding having equal rights, to dividends. Such dividends are payable when and if declared by the Board of Directors and are noncumulative.

Each share of Founders Convertible Preferred Stock is convertible at the option of the holder into shares of common stock according to a conversion ratio, which is subject to adjustment for certain anti-dilutive share adjustments. The number of shares of common stock into which a share of Founders Convertible Preferred Stock may be converted is determined by dividing $1 by the then-applicable conversion price, which is initially $1. The Founders Convertible Preferred Stock automatically converts into common stock at the then-applicable conversion price in the event of an underwritten public offering of shares of common stock with aggregate proceeds of no less than $30.0 million, net of underwriting discounts and commissions (“Qualified IPO”). The Founders Convertible Preferred Stock may also be converted upon the vote of a majority of the holders of the Founders Convertible Preferred Stock. As of December 31, 2020, each share of Founders Convertible Preferred Stock was convertible into one share of common stock.

In addition, if a share of Founders Convertible Preferred Stock is purchased by an investor in connection with the Company signing a purchase agreement to sell and issue subsequent preferred stock of the Company for equity

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

financing purposes in exchange for cash, conversion or cancellation of indebtedness, or a combination of cash, conversion, or cancellation of debt (“Equity Financing”), then the Founders Convertible Preferred Stock will also convert at the conversion ratio into shares of the series of preferred stock that Company sold to investors in relation to the Equity Financing. The total number of shares of preferred shares into which the Founders Convertible Preferred Stock may be converted is determined by dividing one by the number of shares of common stock into which a share of preferred stock issued in relation to the Equity Financing is convertible. There were no conversions during the periods presented

The Company concluded that the Founders Convertible Preferred Stock including the embedded contingent conversion feature is in the scope of ASC 718.

The Founders Convertible Preferred Stock is not redeemable at the election of the holder. The Founders Convertible Preferred Stock does not have a mandatory redemption date.

Under the terms of the restated articles of incorporation, in the event of a liquidation, and after any distribution to holders of Series Seed, Series A, Series B, Series C, Series C-1, Series D, Series D-1, Series D-2, and Series D-3 Redeemable Convertible Preferred Stock, any remaining assets available for distribution will be distributed to holders of the common stock and Founders Convertible Preferred Stock in a pro rata method.

Redeemable Convertible Preferred Stock

As of December 31, 2020, the Company has issued Series Seed , Series A , Series B , Series C , Series C-1 , Series D , Series D-1, and Series D-2 Redeemable Convertible Preferred Stock (collectively, “Redeemable Convertible Preferred Stock”).

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table is a summary of each class of preferred stock as of December 31, 2020 (in thousands, except number of shares and per share amounts):

Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Per Share	Aggregate Liquidation Preference	Annual Dividend Per Share	Initial Conversion Price Per Share	Carrying Value of Preferred Stock
Seed redeemable convertible preferred stock	9,787,845	9,787,845	$0.4087	$4,000	$0.0327	$0.4087	$4,000
A redeemable convertible preferred stock	19,738,093	19,738,093	0.7335	14,477	0.0587	0.7335	14,477
B redeemable convertible preferred stock	31,466,331	31,466,331	3.1780	100,000	0.2542	3.1780	100,000
C redeemable convertible preferred stock	30,108,491	30,108,491	6.3489	191,156	0.3809	6.3489	148,556
C-1 redeemable convertible preferred stock	27,082,253	26,900,200	11.7455	315,956	0.7047	11.7455	315,956
D redeemable convertible preferred stock	44,000,000	33,866,620	12.9177	437,479	0.7751	12.9177	437,479
D-1 redeemable convertible preferred stock	741,196	640,261	12.9177	8,271	0.7751	12.9177	8,271
D-2 redeemable convertible preferred stock	9,359,501	1,231,120	12.9177	15,903	0.7751	12.9177	15,903
D-3 redeemable convertible preferred stock	928,957	—	12.9177	—	0.7751	12.9177	—

Total Redeemable Convertible Preferred Shares	173,212,667	153,738,961		$1,087,242			$1,044,642

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2019, the Company has issued Series Seed , Series A , Series B , Series C , Series C-1, Series D, and Series D-1 Redeemable Convertible Preferred Stock. The following table is a summary of each class of preferred stock as of December 31, 2019 (in thousands, except number of share and per share amounts):

Series	Shares Authorized	Shares Issued and Outstanding	Liquidation Preference Per Share	Aggregate Liquidation Preference	Annual Dividend Per Share	Initial Conversion Price Per Share	Carrying Value of preferred stock
Seed convertible preferred stock	9,787,845	9,787,845	$0.4087	$4,000	$0.0327	$0.4087	$4,000
A convertible preferred stock	19,738,093	19,738,093	0.7335	14,477	0.0587	0.7335	14,477
B convertible preferred stock	31,466,331	31,466,331	3.1780	100,000	0.2542	3.1780	100,000
C convertible preferred stock	30,108,491	30,108,491	6.3489	191,156	0.3809	6.3489	148,556
C-1 convertible preferred stock	27,082,253	26,900,199	11.7455	315,956	0.7047	11.7455	315,956
D convertible preferred stock	23,223,949	16,382,726	12.9177	211,627	0.7751	12.9177	211,627
D-1 convertible preferred stock	741,196	640,261	12.9177	8,271	0.7751	12.9177	8,271

Total Preferred Shares	142,148,158	135,023,946		$845,487			$802,887

With exception to holders of Series D-1 Redeemable Convertible Preferred Stock which have no voting rights, each holder of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares held by such holder are convertible. Common stock, into which all series of preferred stock may be converted, are entitled to one vote for each share.

Holders of each Series Seed, Series A, Series B, Series C, and Series D Redeemable Convertible Preferred Stock may elect a holder of its related Series Redeemable Convertible Preferred Stock to the Company’s Board of Directors, as long as the shares of the related Series of Redeemable Convertible Preferred Stock remains outstanding. The Company must obtain approval from a majority of the holders of the then outstanding shares of preferred stock in order to liquidate, dissolve, or wind-up the Company, effect any merger, consolidation or other liquidation transaction, amend, alter, or repeal the charter or bylaws of the Company, create or authorize any additional class or series of stock or increase the authorized shares of preferred stock unless the rights, preferences or privileges of such stock are junior to those of the existing preferred stock, reclassify, alter or amend any existing security if doing so would render such security senior to the preferred stock, purchase or redeem or pay a dividend or distribution on shares of capital stock, create or authorize the issuance of any debt security if aggregate indebtedness for borrowed money following such issuance exceeds $5.0 million, create or take action that results in holding any subsidiary other than a wholly owned subsidiary, or increase or decrease the authorized size of the Board of Directors.

The holders of Redeemable Convertible Preferred Stock are entitled to receive dividends at the rate stated in the table above. Such dividends are payable when and if declared by the Board of Directors and are noncumulative. The holders of Redeemable Convertible Preferred Stock shall be entitled to receive dividends prior and in preference to any payment of any dividend on Founders Convertible Preferred Stock and common stock. No dividends have been declared by the Board of Directors from inception through December 31, 2020.

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Each share of Redeemable Convertible Preferred Stock is convertible at the option of the holder according to a conversion ratio, which is subject to adjustment for certain anti-dilutive share adjustments. The number of shares of common stock into which a share of preferred stock may be converted is determined by dividing the original issuance price by the then-applicable conversion price, which is determined based on adjustments to the initial conversion price, as shown in the table above. The preferred stock automatically converts into common stock at the then-applicable conversion price in the event of a Qualified IPO. The preferred stock may also be converted upon the vote of a majority of the holders of the preferred stock. As of December 31, 2020, each share of Series Seed, A, B, C, C-1, D, D-1, and D-2 Redeemable Convertible Preferred Stock was convertible into one share of common stock. As of December 31, 2019, each share of Series Seed, A, B, C, C-1, D, and D-1 Redeemable Convertible Preferred Stock was convertible into one share of common stock.

The preferred stock is not redeemable at the election of the holder. However, the rights and preferences of the preferred stock provide for a deemed liquidation of the shares in the event of a change of control resulting from the sale or transfer of the Company’s securities, the merger of the Company, or upon the sale of more than a majority of the voting power of the Company, upon which a cash settlement shall be made to the preferred stockholders. Since redemption is outside of the control of the Company, the Redeemable Convertible Preferred Stock is presented in mezzanine equity. As the Redeemable Convertible Preferred Stock is currently redeemable, it is recorded at its maximum redemption amount at December 31, 2020. Changes in redemption value are recognized immediately as they occur. The preferred stock does not have a mandatory redemption date.

Under the terms of the restated articles of incorporation, in the event of a liquidation, and prior to any distribution to holders of Common Stock or Founders Convertible Preferred Stock, holders of Series Seed, Series A, Series B, Series C, Series C-1, Series D, Series D-1, and Series D-2 Redeemable Convertible Preferred Stock are entitled to receive an amount per share equal to the liquidation preference.

Note 11 — Stock-based Compensation

The Company maintains the 2017 Equity Incentive Plan (“the Plan”), approved on May 10, 2017 and subsequently amended (most recently on November 5, 2019), which provides for the issuance of 46.1 million shares of incentive and nonqualified stock options to employees of the Company as of December 31, 2020. The Company’s stock options are considered equity classified awards.

Awards granted under the Plan are service-based awards, vesting over a total of four years pursuant to two different vesting schedules. Under one vesting schedule, the first vest is generally a one-year cliff vest, followed by monthly vesting for the final three years. Under the second vesting schedule, the award vests on a monthly basis over the four-year vest term. The Plan allows for the early exercise of stock options if approved by the Board of Directors. Shares purchased pursuant to the early exercise of stock options are subject to repurchase until those shares vest. As a result, cash received in exchange for unvested shares exercised is recorded within current liabilities on the consolidated balance sheets and are reclassified to common stock and additional paid–in capital as the shares vest.

Shares issued in an early exercise of an option are not considered outstanding because the grantee is not entitled to the rewards of share ownership. Those shares are not shown as outstanding on the balance sheet and are excluded from basic EPS until the shares are no longer subject to a repurchase feature.

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of stock option activity for the years ended December 31, 2020 and December 31, 2019 is as follows (in number of shares, per share amounts, and years):

	Options Outstanding Number of Shares	Weighted-Average Exercise Price Per Share	Aggregate intrinsic value (in thousands)	Weighted-Average Remaining Contractual Life (in years)
As of January 1, 2019	10,686,041	$2.82	24,853	7.42

Granted	11,187,900	3.31
Exercised	(596,870)	(1.34)
Forfeited and Canceled	(3,557,844)	(2.83)
Expired	(104,085)	(3.08)

As of December 31, 2019	17,615,142	$2.64	12,800	8.07

Granted	12,724,256	0.18
Exercised	(5,516,282)	(0.16)
Forfeited and Canceled	(5,348,090)	(0.52)
Expired	(233,482)	(0.61)

As of December 31, 2020	19,241,544	$0.18	40,909	9.21

Vested and expected to vest as of December 31, 2020	19,241,544	0.18	40,909	9.21

Exercisable as of December 31, 2020	8,887,906	$0.16	18,925	8.99

Of the options included as exercised in the table above, 2.9 million and 0.3 million relate to early exercises during the years ended December 31, 2020 and December 31, 2019, respectively.

The Company granted approximately 4.8 million and 7.2 million fully vested shares of the Company’s Common Stock in the years ended December 31, 2020 and 2019, respectively, as compensation to the board members for services provided to the Company and recorded approximately $0.7 million and $24.1 million, in general and administrative expense in the years then ended.

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the years ended December 31, 2020 and December 31, 2019 the Company issued restricted stock awards to directors of the board. Of the awards issued, 4.8 million and 7.2 million restricted stock awards, respectively, all of which were not subject to vesting requirements. The other restricted stock awards outstanding were subject to vesting, generally monthly over 48 months, and a summary of the activity for the years ended December 31, 2020 and December 31, 2019 is as follows (in thousands, except for per share amounts):

	Number of Shares	Aggregate intrinsic value (in thousands)	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2019	1,242,999	$6,165	$0.19
Granted	—		—
Vested	(438,705)		$0.19
Forfeited	—		—
Nonvested at December 31, 2019	804,294	$2,558	$0.19

Granted	—		—
Vested	(438,705)		$0.19
Forfeited	—		—

Unvested at December 31, 2020	365,589	$768	$0.19

Vested at December 31, 2020	1,433,847	$3,011	$0.19

The following table summarizes total stock-based compensation expense for the years ended December 31, 2020 and December 31, 2019 (in thousands):

	For the year ending December 31,
	2020	2019
Cost of revenue	$15	$20
Sales and marketing	895	778
Research and development	892	1,156
General and administrative	4,372	28,784

Total	$6,174	$30,738

Note 12 — Net Loss Per Share Attributable to Common Stockholders

Basic loss per share is computed by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during the period without consideration for common stock equivalents. Diluted net loss per share attributable to common stockholders is computed by dividing net income by the weighted-average number of common shares outstanding during the period and potentially dilutive common stock equivalents, including stock options, restricted stock units, warrants to purchase redeemable convertible preferred stock, redeemable convertible preferred stock, and Founders convertible preferred stock, except in cases where the effect of the common stock equivalent would be antidilutive. Potential common stock equivalents consist of common stock issuable upon exercise of stock options and vesting of restricted stock units using the treasury stock method. For periods of net loss, basic and diluted earnings per share are the same as the effect of the assumed exercise of warrants, stock options, and vesting of restricted stock units is anti-dilutive.

Since the Company was in a loss position for the years ended December 31, 2020 and 2019, basic net loss per share was the same as diluted net income per share for the periods presented. The following table presents the

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

calculation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2020 and December 31, 2019 (in thousands, number of shares, and per share amounts):

	Years Ended December 31,
	2020	2019
Numerator:
Net loss attributable to common stockholders	$(208,230)	$(387,482)
Denominator:
Basic and diluted weighted-average shares outstanding	50,610	39,290
Loss per share:

Basic and diluted loss per share	$(4.11)	$(9.86)

The following potentially dilutive outstanding securities were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	Years Ended December 31,
	2020	2019
Redeemable convertible preferred shares	153,739	135,024
Founders Preferred	4,540	4,540
Unvested Board RSAs	366	804
Stock Options	19,242	17,615
Early Exercises of Stock Options	2,866	316
Warrants to purchase redeemable convertible preferred stock	107	310

Total	180,860	158,609

Note 13 — Commitments and Contingencies

Operating Leases

As of December 31, 2020, the Company had operating lease agreements for its facilities in various locations throughout the U.S., as well as around the world, which expire at various dates through 2025. The terms of the lease agreements provide for fixed rental payments on a gradually increasing basis over the term of the lease. Lease terms for the Company’s operating leases are between one month and 7 years. For its primary operating leases, the Company can, after the initial lease term, renew its leases under right of first offer terms at fair value at the time of renewal. The Company’s primary operating leases also include termination options. The Company is not reasonably certain to exercise its renewal and termination options.

Future minimum lease payments under the Company’s operating lease agreements with initial or remaining noncancelable lease terms in excess of one year as of December 31, 2020 were as follows (in thousands):

Year Ending December 31,	Future Minimum Lease Payments
2021	$4,886
2022	4,298
2023	3,148
2024	1,348
2025	46
Thereafter	—

Total future lease payments	$13,726

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table above does not reflect the Company’s option to exercise early termination rights or the payment of related early termination fees. Lease incentives reduce lease payments in the table above in the period in which they are expected to be received.

Rent expense, primarily for leased office space under the operating lease commitments, was $12.4 million and $13.9 million for the years ended December 31, 2020 and December 31, 2019, respectively.

Purchase Commitments

The Company has commitments related to vehicles, software, hosting services, and other items in the ordinary course of business with varying expiration terms through 2024. These amounts are determined based on the non-cancelable quantities or termination amounts to which the Company is contractually obligated. As of December 31, 2020, the Company has future minimum payments for purchase commitments related to vehicles of $3.6 million. Vehicle purchase commitments generally have terms of 12 months or less.

The Company purchased $5.6 million and $0.4 million under these purchase commitments related to software and hosting services during the year ended December 31, 2020 and December 31, 2019, respectively. As of December 31, 2020, the Company has future minimum payments for purchase commitments related to software and hosting services as follows:

Year Ending December 31,	Future Minimum Payments
2021	$6,014
2022	6,238
2023	6,600
2024	7,260
2025	—

Total	$26,112

Debt Payments

The Company has commitments related to a credit agreement with Deutsche Bank AG (the “Lender” or “DB”) and Lucid Agency Services Limited as Administrative Agent. The Company has future minimum payments due by December 31, 2021 of $31.2 million on the debt principal.

Litigation and Indemnifications

The Company is occasionally involved in legal proceedings, claims, and regulatory, indirect tax examinations or government inquiries and investigations that may arise in the ordinary course of business. Certain of these matters include speculative claims for substantial or indeterminate amounts of damages. The Company records a liability when the Company believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements.

The Company reviews the developments in contingencies that could affect the amount of the provisions that have been previously recorded. The Company adjusts provisions and changes to disclosures accordingly to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and updated information. Significant judgment is required to determine both the probability and the estimated amount of loss.

The Company is not a party to any outstanding material litigation and management is currently not aware of any legal proceedings that, individually or in the aggregate, are deemed to be material to the Company’s financial

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

condition or results of operations. However, the outcome of litigation, indirect tax examinations and investigations are inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of management’s expectations, the Company’s results of operations and financial condition, including in a reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

Note 14 — Related Party Transactions

The Company had no related party transactions for the years ended December 31, 2020 and 2019.

Note 15 — Segment Information

The Company determines its operating segments based on how the chief operating decision maker (CODM) manages the business, allocates resources, makes operating decisions and evaluates operating performance. The CODM does not evaluate operating segments using asset information and, accordingly, the Company does not report asset information by segment. The Company does not aggregate its operating segments into reportable segments. Accordingly, the Company has identified three reportable segments, which are organized based on the geographic areas in which it conducts business, as follows:

Segment	Description
North America (NA)	Includes Canada and the United States

Europe, Middle East & Africa (EMEA)	Includes all countries within the EU, UK, and countries within the Middle East

Other	Includes South America, China, Mexico, Australia, New Zealand

The Company’s segment operating performance measure is gross margin. Gross margin is defined as revenue less the following expenses: cost of revenue exclusive of depreciation and depreciation on revenue earning vehicles.

The following table provides information about the Company’s segments and a reconciliation of the total segment gross margin to loss from operations for the years ended December 31, 2020 and 2019 (in thousands):

	Year Ended December 31,
	2020				2019
	NA	EMEA	Other	Total Segments	NA	EMEA	Other	Total Segments
Revenues:
Sharing	$57,704	22,198	39	79,941	$108,260	31,229	959	140,448
Product sales	12,213	2,275	172	14,660	6,951	3,063	62	10,076

Total Revenues	69,917	24,473	211	94,601	115,211	34,292	1,021	150,524
Cost of sharing, exclusive of depreciation	(40,532)	(30,339)	(757)	(71,628)	(118,239)	(33,521)	(1,886)	(153,646)
Cost of product sales	(14,220)	(8,324)	(172)	(22,716)	(16,060)	(4,180)	(79)	(20,319)
Depreciation on revenue earning vehicles	(11,456)	(11,929)	(406)	(23,791)	(88,021)	(19,919)	(4,294)	(112,234)

Gross margin	$3,709	(26,119)	(1,124)	(23,534)	$(107,109)	(23,328)	(5,238)	(135,675)

Reconciling items:
Total expenses				$(184,632)				$(251,531)
Loss before income taxes				$(208,166)				$(387,206)

Bird Rides, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Subsequent Events

The Company evaluated its financial statements for subsequent events through May 12, 2021, the date the financial statements were issued. The Company is aware of the following subsequent events as discussed below:

On January 26, 2021, all prior outstanding shares of Series Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series C-1 Preferred Stock, Series D Preferred Stock, Series D-1 Preferred Stock and Series D-2 Preferred Stock (the “Prior Preferred Stock”) were converted into common stock via a restated certificate of incorporation, which also authorized 191,560,656 shares of Preferred Stock of the Company and designated 37,500,000 shares as senior preferred stock (“Senior Preferred Stock”).

On the same date (and in continuing closings through April 20, 2021), the Company entered into a purchase agreement with certain investors (“Senior Preferred Stock Investors”) to allow such investors to purchase Senior Preferred Stock at $10.00 per share. In conjunction with the purchase, Senior Preferred Stock investors who purchased more than their assigned pro rata portion of existing investment in the Company (“Pro Rata Portion”) would be issued warrants (“Warrants”) exercisable for a number of Senior Preferred Stock purchased in excess of the Pro Rata Portion, scaling up from 0 to 100% on the delta between pro-rata and super pro-rata participation . To the extent those Senior Preferred Stock Investors purchased at least their Pro Rata Portion and also held Prior Preferred Stock, the Company entered into an exchange agreement (“Exchange Agreement”) that would allow such existing holders of Prior Preferred Stock to exchange the common shares received in conversion of Prior Preferred Stock back into an equal number of Preferred Stock in a mirroring class with the same rights (including liquidation preference) as the Preferred Stock such investors held prior to conversion (such exchange preferred stock, “Preferred Stock Prime”). Existing holders of Prior Preferred Stock who failed to purchase at least their Pro Rata Portion of Senior Preferred Stock did not exchange their shares for Preferred Stock Prime, and such former preferred shares remained converted to common. We believe the recapitalization of the Company would be considered a related party transaction.

On April 27, 2021, the Company’s wholly consolidated special purpose vehicle entity (“SPV”) entered into a credit facility with Apollo Investment Corporation and MidCap Financial Trust (each managed or advised by Apollo Capital Management, L.P. or its affiliates) (“Apollo”) to allow the Company to borrow up to $40.0 million term of loans at LIBOR + 900 bps, subject to a 1.00% LIBOR floor. The borrowings under the credit facility will be secured by vehicles contributed by the Company into the SPV . The revenues generated by the vehicles in the SPV will be used to repay the corresponding loan collateralized by such vehicles. Vehicles in the SPV may be transferred out of the SPV upon repayment of the loan.

On April 27, 2021, the Company repaid the outstanding principal balance on the Term Loans of $31.2 million, including accrued and unpaid interest. The Company recognized a loss of $2.3 million upon extinguishment due to the write-off of the debt discount.

On May 11, 2021, the Company entered into a Business Combination Agreement with Switchback II Corporation (“Switchback”), a Special Purpose Acquisition Company. The contemplated merger with Switchback would provide all holders of common and preferred stockholder to receive common stock of the continuing public company, which will be a wholly owned subsidiary of Bird Holdings. The proposed transaction is expected to be completed in the third quarter of 2021, subject to, among other things, the approval by Switchback’s shareholders, satisfaction of the conditions stated in the merger agreement and other customary closing conditions. There is no assurance that the transaction will be ultimately be completed.